Exhibit 99.2
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
GRAVITAS EDUCATION HOLDINGS, INC.
3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang
Fengtai District, Beijing 100078
People’s Republic of China
Phone: (86 10) 8767 5611
MERGER PROPOSALS — YOUR VOTE IS VERY IMPORTANT
July 31, 2023
Dear Gravitas Education Holdings, Inc. Shareholders:
You are cordially invited to an extraordinary general meeting of shareholders of Gravitas Education Holdings, Inc. to be held on September 11, 2023 at 10:00 a.m. Beijing time, at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China. At the meeting, you will be asked to vote on the important matters described in detail in the notice of extraordinary general meeting of shareholders and the proxy statement accompanying this letter.
The proxy statement is being provided to you as a shareholder of Gravitas Education Holdings, Inc. (the “Company”, “GEHI” or “ListCo”), in connection with the proposed acquisition of eLMTree (as defined below).
At the extraordinary general meeting, you will be asked to vote on (i) the adoption of an agreement and plan of merger, dated as of April 18, 2023, as it may be amended from time to time (the “Merger Agreement”), by and among the Company, Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, and solely for purposes of certain named sections thereof, NetDragon, pursuant to which Best Assistant will form a Cayman Islands exempted company limited by shares (“eLMTree”) as its wholly owned subsidiary and transfer the education business of NetDragon outside of the PRC to eLMTree (the “Spin-Off Business”), and Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company (the “Merger”), and (ii) any and all transactions contemplated by the Merger Agreement, including the Merger. Copies of the Merger Agreement and the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) are attached as Annex A and Annex B, respectively, to the accompanying proxy statement.
Pursuant to the Merger Agreement, immediately before the effective time of the Merger (the “Effective Time”), the Company will change its name to “Mynd.ai, Inc.” (the “Name Change”) and adopt the sixth amended and restated memorandum and articles of association (the “A&R MAA”) in the form attached as Annex C to the accompanying proxy statement, concurrently with which (a) the authorized share capital of the Company shall become US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 ordinary shares of a par value of US$0.001 each (each a “ListCo Ordinary Share”) and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with the A&R MAA, and (b) all Class A ordinary shares of the Company, par value US$0.001 per share (each a “ListCo Class A Ordinary Share”) and all Class B ordinary shares of the Company, par value US$0.001 per share (each a “ListCo Class B Ordinary Share”) in the authorized share capital of the Company (including all issued and outstanding ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares, and all authorized but unissued ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares) shall be re-designated as ListCo Ordinary Shares (collectively, the “Variation of Share Capital”).
At the Effective Time, each ordinary share of eLMTree issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable ListCo Ordinary Shares equal to (a) the eLMTree per share value (which is in turn calculated by (i) the eLMTree Equity Value (as defined below) divided by (ii) the number of ordinary shares of eLMTree that are outstanding immediately prior to the Effective Time), divided by (b) the GEHI per share value (which is in turn calculated by (i) the GEHI Equity Value (as defined below), divided by (ii) the number of all ListCo Class A Ordinary Shares that are outstanding immediately prior to the Effective Time on a fully-diluted basis) (the “Per Share Merger Consideration”, and the aggregate number of ListCo Ordinary Shares to be issued by the Company, the “Merger Consideration”), except for (x) all ordinary shares of eLMTree that are owned by the Company, eLMTree, Merger Sub or any wholly owned subsidiary of eLMTree immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of eLMTree issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of eLMTree in accordance with Section 238 of the Companies Act (as revised) of the Cayman Islands (the “Cayman Islands Companies Act”) (such ordinary shares of eLMTree being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.
Immediately prior to the Effective Time, the Company’s 2009 Share Incentive Plan and 2017 Share Incentive Plan (each as amended from time to time) (collectively, “GEHI Share Plans”), and any relevant award agreements applicable to such GEHI Share Plans shall be terminated with no further effect or obligation outstanding, and each equity award under any GEHI Share Plan that is then outstanding and unexercised, whether or not vested or exercisable, shall be cancelled as of the Effective Time for no consideration, except that each restricted share unit granted under a GEHI Share Plan that is outstanding, vested and unexercised immediately prior to the Effective Time shall be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor such number of ListCo Ordinary Shares equal to the number of ListCo Class A Ordinary Shares underlying such restricted share unit. After the closing of the Merger (the “Closing”), the Company plans to adopt a new equity compensation plan providing for a total pool of ListCo Ordinary Shares not exceeding 10% of the aggregate number of ListCo Ordinary Shares then outstanding (the “New ESOP”).
Concurrent with the execution of the Merger Agreement, NetDragon Websoft Inc. (“ND BVI”), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of NetDragon, has entered into a share purchase agreement (the “Secondary SPA”) with Joy Year Limited, Bloom Star Limited, Ascendent Rainbow (Cayman) Limited (and its affiliates, “ACP”), Trump Creation Limited and China Growth Capital Limited (collectively, the “Founding Shareholders”), pursuant to which ND BVI will acquire 8,588,960 ListCo Class A Ordinary Shares (representing approximately 30% of the issued and outstanding share capital of the Company as of the date of this proxy statement) from the Founding Shareholders immediately prior to the Closing at an aggregate consideration of US$15,000,000 (the “Secondary Sale”).
Concurrent with the execution of the Merger Agreement, the Company has entered into a share purchase agreement (the “Divestiture Agreement”) with Rainbow Companion, Inc. (the “Divestiture Purchaser”), a purchaser consortium formed by the Founding Shareholders and their affiliates. Pursuant to the Divestiture Agreement, immediately prior to the Closing, the Company will transfer all its education business in China to the Divestiture Purchaser (the “Divestiture”) at a consideration of US$15,000,000 (the “Divestiture Consideration”). Upon completion of the Divestiture, the Company will cease to operate any education business in China. A copy of the Divestiture Agreement is attached as Annex D to the accompanying proxy statement.
Concurrent with the execution of the Merger Agreement, Nurture Education (Cayman) Limited, the Company and Best Assistant have also entered into a senior secured convertible note purchase agreement (the “Note Purchase Agreement”, together with the Divestiture Agreement, the Merger Agreement, the Secondary SPA and the exhibits and schedules thereto, collectively, the “Transaction Documents”), pursuant to which, at the Closing, Nurture Education (Cayman) Limited will purchase US$65,000,000 principal amount of secured convertible notes issued by the Company (the “ACP CB”) at the Closing (the “ACP CB Investment”, together with the Divestiture, the Merger, the Secondary Sale and other transactions as contemplated by the Transaction Documents, the “Transactions”).

Between the execution of the Merger Agreement and the Closing, it is contemplated that the Company and NetDragon will seek to obtain binding commitments of private investments in public equity financing (the “PIPE Investment” and the investors of the PIPE Investment, the “PIPE Investors”). It is currently expected that the PIPE Investors will hold no more than 5% of all outstanding ListCo Ordinary Shares upon the Closing. As of the date of this proxy statement, the Company and NetDragon are in discussions with potential PIPE Investors, and no definitive agreement has been entered into by the Company or NetDragon in relation to the PIPE Investment. For the avoidance of doubt, the Closing is not contingent upon the success of the PIPE Investment.
Upon consummation of the Transactions, NetDragon will become the controlling shareholder of the Company, holding approximately 72.9% of all outstanding ListCo Ordinary Shares (after a special dividend is made to the shareholders of NetDragon by way of the distribution in specie of certain ListCo Ordinary Shares to be held by NetDragon (indirectly through ND BVI) after the Closing (the “Distribution in Specie”) but assuming the ACP CB and the remaining US$25,000,000 secured convertible and exchangeable redeemable bonds issued by Best Assistant to Nurture Education (Cayman) Limited (the “Existing ACP Bonds”) are not converted, the share awards are not granted under the New ESOP, and there is no PIPE Investment involved), or approximately 61.3% of the issued and outstanding share capital of the Company on a fully-diluted basis (after the Distribution in Specie and assuming the ACP CB is fully converted, the Existing ACP Bonds are not converted, all share awards under the New ESOP are granted and there is no PIPE Investment involved), or approximately 58.7% of the issued and outstanding share capital of the Company on a fully-diluted basis (after the Distribution in Specie and assuming the ACP CB and the Existing ACP Bonds are fully converted, all share awards under the New ESOP are granted and there is no PIPE Investment involved), or approximately 55.4% of the issued and outstanding share capital of the Company on a fully-diluted basis (after the Distribution in Specie and assuming the ACP CB and the Existing ACP Bonds are fully converted, all share awards under the New ESOP are granted and the PIPE Investors hold 5% of all outstanding ListCo Ordinary Shares upon the Closing), and the existing shareholders of the Company (including holders of the Company’s American Depositary Shares (“ADSs”) each representing twenty (20) ListCo Class A Ordinary Shares) will own approximately 4% of the issued and outstanding share capital of the Company on a fully-diluted basis (after the Distribution in Specie and assuming the ACP CB and the Existing ACP Bonds are fully converted, all share awards under the New ESOP are granted and the PIPE Investors hold 5% of all outstanding ListCo Ordinary Shares upon the Closing).
The Transactions cannot be completed unless the Merger Agreement and the transactions contemplated thereunder, including the Merger, the adoption of A&R MAA, the Variation of Share Capital and the Name Change are authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of shares (including shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding shares present and voting in person or by proxy at the extraordinary general meeting or any adjournment or postponement thereof, and the issuance of the Merger Consideration is authorized and approved by an ordinary resolution of the Company passed by an affirmative vote of holders of shares (including shares represented by ADSs) representing at least a simple majority of the voting power of the outstanding shares present and voting in person or by proxy at the extraordinary general meeting or any adjournment or postponement thereof. Concurrent with the execution of the Merger Agreement, Ascendent Rainbow (Cayman) Limited, Joy Year Limited, Trump Creation Limited, Bloom Star Limited and RYB Education Limited (collectively, the “Undertaking Shareholders”) who collectively hold 12,258,898 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares, representing approximately 89.9% of the total voting power of the total issued and outstanding share capital of the Company as of the date of this proxy statement, have entered into a voting agreement (the “Voting Agreement”), agreeing to vote in favor of, among other things, (a) the approval and adoption of the Merger Agreement and the transactions contemplated thereunder (including the Merger), (b) the issuance of the Merger Consideration, (c) the adoption of the A&R MAA (and the Variation of Share Capital and the Name Change), and (d) any other proposals as deemed necessary or desirable to consummate the Transactions. A copy of the Voting Agreement is attached as Annex E to the accompanying proxy statement. Based on 21,447,007 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares expected to be issued and outstanding on August 7, 2023, the record date for voting shares at the extraordinary general meeting (the “Share Record Date”), and assuming the Undertaking Shareholders’ compliance with their voting obligations under the Voting Agreement to vote in favor of the resolutions, a quorum will be present at the extraordinary general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement and the transactions contemplated thereunder (including the Merger), the issuance of the Merger Consideration, the adoption of the A&R MAA, the Variation of Share Capital and the Name Change, without any further vote of any other shareholder.
The Merger values the Company at an equity value at US$50,000,000 (the “GEHI Equity Value”) on a fully-diluted basis (after consummation of the Divestiture) assuming that the net cash of the Company will be US$15,000,000 at the Closing, and values eLMTree at an equity value at US$750,000,000 on a fully-diluted basis (the “eLMTree Equity Value”) assuming a normalized level of working capital of no less than US$25,000,000 at the Closing. eLMTree’s valuation was arrived at after arm’s length negotiations between the parties with reference to, among other things: (a) the current business operations of the Spin-off Business, and (b) future development plans of the Spin-off Business. For further details about eLMTree’s fair market value, see risk factor titled “eLMTree is not a publicly traded company, making it difficult to determine the fair market value of eLMTree or the Merger Consideration” on page 41 of the accompanying proxy statement.
The Company and NetDragon anticipate that the Transactions will be completed by the end of the third quarter of 2023, subject to the satisfaction of closing conditions set forth in the Transaction Documents, including among other things, receipt of NetDragon’s shareholder approval, the Company’s shareholder approval and certain regulatory approvals.
The special committee of the board of directors of the Company (the “Special Committee”) consisting solely of independent and disinterested directors, reviewed and considered the terms and conditions of the Transaction Documents and the Transactions. On April 18, 2023, the Special Committee unanimously (a) determined that the Transaction Documents and the Transactions are advisable, fair to, and in the best interests of the Company and its shareholders, and (b) recommended that the board of directors of the Company (the “Board”) approve and adopt the Transaction Documents and the performance by the Company of its obligations under the Transaction Documents, as applicable, and the consummation by the Company of the Transactions.
On April 18, 2023, the Board (with Mr. Cen Shi (as Mr. Gang Chen’s proxy), Mr. Chimin Cao and Ms. Yanlai Shi abstaining from voting), after carefully considering all relevant factors, including the unanimous determination and recommendation of the Special Committee, (a) determined that the execution of the Transaction Documents, and the consummation of the transactions contemplated thereunder, including the Transactions, are fair to, and in the best interests of, the Company and its shareholders, and that it is advisable for the Company to enter into the Transaction Documents, and consummate the Transactions, (b) authorized and approved the execution, delivery and performance of the Transaction Documents, and the consummation of the transactions contemplated thereunder, including the Transactions, and (c) resolved to direct that (i) the adoption of the Merger Agreement and the transactions contemplated thereunder, (ii) the issuance of Merger Consideration, (iii) the adoption of the A&R MAA, the Variation of Share Capital and the Name Change, and (iv) any other proposals that the parties to the Merger Agreement deem necessary or desirable to consummate the transactions contemplated thereunder, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company.
After careful consideration and upon the unanimous recommendation of the Special Committee consisting solely of independent and disinterested directors, the Board (with Mr. Cen Shi (as Mr. Gang Chen’s proxy), Mr. Chimin Cao and Ms. Yanlai Shi abstaining from voting) authorized and approved the Merger Agreement and the transactions contemplated thereunder and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement and the transactions contemplated thereunder, including the Merger, (b) FOR the proposal to adopt the A&R MAA effective immediately prior to the Effective Time, (c) FOR the proposal to approve the Name Change effective immediately prior to the Effective Time, (d) FOR the proposal to approve the Variation of Share Capital effective immediately prior to the Effective Time, (e) FOR the proposal to authorize and approve the issuance of the Merger Consideration at the Effective Time, (f) FOR the proposal to authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement and the transactions contemplated thereunder, including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Name Change and the Variation of Share Capital, and (g) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

The accompanying proxy statement provides important information regarding the extraordinary general meeting and a detailed description of the Merger Agreement, the Merger and the other proposals described above, as well as detailed business and financial information about eLMTree. You are urged to read carefully the accompanying proxy statement, the annexes included with the proxy statement and the documents incorporated by reference into the proxy statement. Please pay particular attention to and read carefully the section “Risk Factors” beginning on page 26 of the accompanying proxy statement. You can also obtain information about the Company from documents that it has previously filed with the Securities and Exchange Commission.
Regardless of the number of shares of the Company that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy card in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than September 9, 2023 at 10:00 a.m. (Beijing time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in the fifth amended and restated memorandum and articles of association of the Company currently in effect. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the Board (who will also act as chairman of the extraordinary general meeting) has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each ListCo Class A Ordinary Share and ten (10) votes for each ListCo Class B Ordinary Share held as of the close of business in the Cayman Islands on August 7, 2023.
We will instruct Citibank, N.A. (the “ADS depositary”) to deliver to holders of ADSs at the close of business in New York City on August 7, 2023 (the “ADS Record Date”), a depositary notice and an ADS voting instruction card, the forms of which are attached as Annex G and Annex H to the accompanying proxy statement, and holders of ADSs as of the ADS Record Date will have the right to instruct the ADS depositary how to vote the ListCo Class A Ordinary Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement dated as of September 26, 2017, by and among the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder, as amended from time to time (the “deposit agreement”). ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS depositary in accordance with the instructions printed thereon and in the depositary notice, as soon as possible and, in any event, no later than 10:00 a.m. (New York City time) on September 5, 2023 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). As the registered holder of the ListCo Class A Ordinary Shares represented by ADSs, the ADS depositary will endeavor to vote (or will endeavor to cause the vote of) the ListCo Class A Ordinary Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs at the ADS Record Date.
Holders of ADSs will not be able to attend the extraordinary general meeting unless they cancel their ADSs and become registered holders of ListCo Class A Ordinary Shares prior to the close of business in the Cayman Islands on the Share Record Date. ADSs holders who wish to cancel their ADSs need to make arrangements to deliver the ADSs to the ADS depositary for cancellation together with (a) delivery instructions for the corresponding ListCo Class A Ordinary Shares (name and address of person who will be the registered holder of the ListCo Class A Ordinary Shares), and (b) payment of the ADS cancellation fees (US$0.05 per ADS to be cancelled) and any applicable taxes. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will transfer registration of the ListCo Class A Ordinary Shares to the former ADS holder (or a person designated by the former ADS holder).
If after the registration of ListCo Class A Ordinary Shares in your name you wish to receive a certificate evidencing the ListCo Class A Ordinary Shares registered in your name, you will need to request the registrar of the ListCo Class A Ordinary Shares to issue and mail a certificate to your attention. The ListCo Class A Ordinary Shares are not listed and cannot be traded on any stock exchange other than the New York Stock Exchange, and in such case only in the form of ADSs. As a result, if you have cancelled your ADSs to attend the extraordinary general meeting and the Transactions are not completed and you wish to be able to sell your ListCo Class A Ordinary Shares on a stock exchange, you would need to deposit such ListCo Class A Ordinary

Shares into the Company’s American Depositary Shares program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the deposit agreement, including, among other things, payment of relevant fees of the ADS depositary for the issuance of ADSs (up to US$0.05 per ADS issued) and any applicable stock transfer taxes (if any) and related charges pursuant to the deposit agreement.
Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your shares in person. Please note, however, that if your shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the registered holder a proxy issued in your name.
If you have any questions or need assistance voting your shares or ADSs, please call our Investor Relations Department at +86 10-8767 5752. ADS holders who have any questions should contact the ADS depositary using the contact details provided on the ADS voting instruction card. ADS holders who hold ADSs indirectly should contact their bank, broker, financial institution or administrator through which such ADSs are held.
The accompanying proxy statement is furnished with the United States Securities and Exchange Commission on Form 6-K dated July 31, 2023. The Company, qualifying as a foreign private issuer under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), is exempt from certain provisions of the securities rules and regulations in the U. S. that are applicable to U.S. domestic issuers, including the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act.
Sincerely,	Sincerely,
/s/ Dennis Demiao Zhu Dennis Demiao Zhu Chairman of the Special Committee	/s/ Gang Chen Gang Chen Chairman of the Board
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement or determined that the accompanying proxy statement is accurate or complete. Any representation to the contrary is a criminal offense.
The accompanying proxy statement is dated July 31, 2023 and is first being mailed to the Company’s shareholders on or about August 7, 2023.

GRAVITAS EDUCATION HOLDINGS, INC.
3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang
Fengtai District, Beijing 100078
People’s Republic of China
Phone: (86 10) 8767 5611
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
September 11, 2023
Notice is hereby given that Gravitas Education Holdings, Inc. (the “Company”) will hold an extraordinary general meeting of shareholders on September 11, 2023 at 10:00 a.m. Beijing time, at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China.
Only registered holders of Class A ordinary shares of the Company, par value US$0.001 per share (each a “ListCo Class A Ordinary Share”) and registered holders of Class B ordinary shares of the Company, par value US$0.001 per share (each a “ListCo Class B Ordinary Share”) at the close of business in the Cayman Islands on August 7, 2023 or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment thereof. At the meeting, you will be asked to consider and vote upon the following resolutions:
as special resolutions:
THAT the agreement and plan of merger, dated as of April 18, 2023, as it may be amended from time to time (the “Merger Agreement”) (such Merger Agreement being in the form attached as Annex A to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), by and among the Company, Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, and solely for purposes of certain named sections thereof, NetDragon, pursuant to which Best Assistant will form a Cayman Islands exempted company limited by shares (“eLMTree”) as its wholly owned subsidiary and transfer the education business of NetDragon outside of the PRC to eLMTree, and Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company (the “Merger”), and any and all transactions contemplated by the Merger Agreement, including the Merger, be authorized and approved;
THAT, subject to and conditional upon the Merger becoming effective, the fifth amended and restated memorandum and article of association of the Company be amended and restated by their deletion in their entirety and the substitution of in their place of the sixth amended and restated memorandum and articles of association of the Company (the “A&R MAA”) (in the form attached as Annex C to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) effective immediately prior to the effective time (the “Effective Time”) of the Merger;
THAT, subject to and conditional upon the Merger becoming effective, the name of the Company be changed from “Gravitas Education Holdings, Inc.” to “Mynd.ai, Inc.” effective immediately prior to the Effective Time (the “Name Change”);
THAT, subject to and conditional upon the Merger becoming effective, immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows (the “Variation of Share Capital”): (a) the authorized share capital of the Company shall be varied to US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 ordinary shares of a par value of US$0.001 each (each a “ListCo Ordinary Share”) and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with the A&R MAA, and (b) all ListCo Class A Ordinary Shares and all ListCo Class B Ordinary Shares in the authorized share capital of the Company (including all issued and outstanding ListCo Class A Ordinary Shares and ListCo

Class B Ordinary Shares, and all authorized but unissued ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares) shall be re-designated as ListCo Ordinary Shares;
as ordinary resolutions:
THAT the issuance of Merger Consideration (as defined below) at the Effective Time be authorized and approved: at the Effective Time, each ordinary share of eLMTree issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable ListCo Ordinary Shares equal to (a) the eLMTree per share value (which is in turn calculated by (i) the eLMTree Equity Value (being US$750,000,000 assuming a normalized level of working capital of no less than US$25,000,000 at the Closing) divided by (ii) the number of ordinary shares of eLMTree that are outstanding immediately prior to the Effective Time), divided by (b) the GEHI per share value (which is in turn calculated by (i) the GEHI Equity Value (being US$50,000,000 assuming the net cash of the Company will be US$15,000,000 at the Closing), divided by (ii) the number of all ListCo Class A Ordinary Shares that are outstanding immediately prior to the Effective Time on a fully-diluted basis) (the “Per Share Merger Consideration”, and the aggregate number of ListCo Ordinary Shares to be issued by the Company, the “Merger Consideration”), except for (x) all ordinary shares of eLMTree that are owned by the Company, eLMTree, Merger Sub or any wholly owned subsidiary of eLMTree immediately prior to the Effective Time (the “Excluded Shares”) which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of eLMTree issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of eLMTree in accordance with Section 238 of the Companies Act (as revised) of the Cayman Islands (the “Cayman Islands Companies Act”) (such ordinary shares of eLMTree being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act;
THAT each of the directors and officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement and the transactions contemplated thereunder including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Name Change and the Variation of Share Capital; and
if necessary, as an ordinary resolution:
THAT the adjournment of the extraordinary general meeting be approved if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting.
After careful consideration and upon the unanimous recommendation of the Special Committee consisting solely of independent and disinterested directors, the Board (with Mr. Cen Shi (as Mr. Gang Chen’s proxy), Mr. Chimin Cao and Ms. Yanlai Shi abstaining from voting) authorized and approved the Merger Agreement and the transactions contemplated thereunder and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement and the transactions contemplated thereunder, including the Merger, (b) FOR the proposal to adopt the A&R MAA effective immediately prior to the Effective Time, (c) FOR the proposal to approve the Name Change effective immediately prior to the Effective Time, (d) FOR the proposal to approve the Variation of Share Capital effective immediately prior to the Effective Time, (e) FOR the proposal to authorize and approve the issuance of the Merger Consideration at the Effective Time, (f) FOR the proposal to authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement and the transactions contemplated thereunder, including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Name Change and the Variation of Share Capital, and (g) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.
In order for the Merger to be consummated, the Merger Agreement and the transactions contemplated thereunder, including the Merger, the adoption of A&R MAA, the Variation of Share Capital and the Name

Change shall be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of shares (including shares represented by the Company’s American Depositary Shares (“ADSs”) each representing twenty (20) ListCo Class A Ordinary Shares) representing at least two-thirds of the voting power of the outstanding shares present and voting in person or by proxy at the extraordinary general meeting or any adjournment or postponement thereof, and the issuance of the Merger Consideration is authorized and approved by an ordinary resolution of the Company passed by an affirmative vote of holders of shares (including shares represented by ADSs) representing at least a simple majority of the voting power of the outstanding shares present and voting in person or by proxy at the extraordinary general meeting or any adjournment or postponement thereof.
Concurrent with the execution of the Merger Agreement, Ascendent Rainbow (Cayman) Limited, Joy Year Limited, Trump Creation Limited, Bloom Star Limited and RYB Education Limited (collectively, the “Undertaking Shareholders”) who collectively hold 12,258,898 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares, representing approximately 89.9% of the total voting power of the total issued and outstanding share capital of the Company as of the date of this proxy statement, have entered into a voting agreement (the “Voting Agreement”), agreeing to vote in favor of, among other things, (a) the approval and adoption of the Merger Agreement and the transactions contemplated thereby (including the Merger), (b) the issuance of the Merger Consideration, (c) the adoption of the A&R MAA (and the Variation of Share Capital and the Name Change), and (d) any other proposals as deemed necessary or desirable to consummate the transactions contemplated by the Merger Agreement and other transaction documents. A copy of the Voting Agreement is attached as Annex E to the accompanying proxy statement. Based on 21,447,007 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares expected to be issued and outstanding on August 7, 2023, the record date for voting shares at the extraordinary general meeting (the “Share Record Date”), and assuming the Undertaking Shareholders’ compliance with their voting obligations under the Voting Agreement to vote in favor of the resolutions, a quorum will be present at the extraordinary general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement and the transactions contemplated thereunder, including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Variation of Share Capital and the Name Change, without any further vote of any other shareholder.
Regardless of the number of shares of the Company that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy card in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than September 9, 2023 at 10:00 a.m. (Beijing time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in the fifth amended and restated memorandum and articles of association of the Company currently in effect. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the Board (who will also act as chairman of the extraordinary general meeting) has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each ListCo Class A Ordinary Share and ten (10) votes for each ListCo Class B Ordinary Share held as of the close of business in the Cayman Islands on August 7, 2023.
If you own ADSs, you will not be able to attend the extraordinary general meeting and you cannot vote at the extraordinary general meeting directly, but you may instruct Citibank, N.A. (the “ADS depositary”) (whose nominee is the registered holder of the ListCo Class A Ordinary Shares underlying the ADSs) how to vote the ListCo Class A Ordinary Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADSs at the close of business in New York City on August 7, 2023 (the “ADS Record Date”), a depositary notice and an ADS voting instruction card, the forms of which are attached as Annex G and Annex H to the accompanying proxy statement, and holders of ADSs as of the ADS Record Date will have the right to instruct the ADS depositary how to vote the ListCo Class A Ordinary Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement dated as of September 26, 2017, by and among the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder, as amended from time to time (the “deposit agreement”). ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS depositary in accordance with the instructions printed thereon and in the depositary notice, as soon as possible and, in any event, no later than 10:00 a.m. (New York City time) on September 5, 2023 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Pursuant to terms of the deposit agreement, the ADS depositary will not vote or attempt to exercise the right to vote any ListCo Class A Ordinary Shares other than in accordance with those instructions or deemed instructions. Alternatively, you may vote directly at the extraordinary general meeting if you cancel your ADSs and become a registered holder of ListCo Class A Ordinary Shares prior to the close of business in the Cayman Islands on the Share Record Date. If you wish to cancel your ADSs, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation together with (a) delivery instructions for the corresponding ListCo Class A Ordinary Shares (name and address of person who will be the registered holder of the ListCo Class A Ordinary Shares), and (b) payment of the ADS cancellation fees (US$0.05 per ADS to be cancelled) and any applicable taxes. In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote at the extraordinary general meeting.
Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your shares in person. Please note, however, that if your shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the registered holder a proxy issued in your name.
If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.
If you receive more than one proxy card because you own shares that are registered in different names, please vote all of your shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.
The Merger Agreement and the transactions contemplated thereunder, including the Merger, and the Voting Agreement are described in the accompanying proxy statement. Copies of the Merger Agreement, the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the Voting Agreement are included as Annex A, Annex B and Annex E, respectively, to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.
Notes:
1.   Where there are joint holders of any share, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he or she were solely entitled thereto, but if more than one of such joint holders are present at any meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.
2.   The instrument appointing a proxy must be in writing under the hand of the appointor or of his or her attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney or other person duly authorized.
3.   A proxy need not be a member (registered shareholder) of the Company.
4.   The chairman of the extraordinary general meeting may at his or her discretion direct that a proxy card will be deemed to have been duly deposited where sent by email or telefax upon receipt of email or telefax confirmation that the signed original thereof has been sent. A proxy card that is not deposited in the manner permitted will be invalid.
5.   Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share or shares in respect of which the proxy is given, unless notice in writing of such death, insanity, revocation or transfer is received by the Company at the Company’s offices at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, the People’s Republic

of China, at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which such proxy is used.
By Order of the Board of Directors,
/s/ Gang Chen Gang Chen Chairman of the Board of Directors, Board of Directors, Gravitas Education Holdings, Inc.
Beijing, China
July 31, 2023

PROXY STATEMENT
Dated July 31, 2023
SUMMARY VOTING INSTRUCTIONS
Ensure that your shares of Gravitas Education Holdings, Inc. can be voted at the extraordinary general meeting by submitting your proxy card or by contacting your broker, bank or other nominee.
If your shares are registered in the name of a broker, bank or other nominee:   check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your shares are voted at the extraordinary general meeting.
If your shares are registered in your name:   submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your shares can be voted at the extraordinary general meeting in accordance with your instructions.
If you submit your signed proxy card without indicating how you wish to vote, the shares represented by your proxy will be voted in favor of the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.
If you are an ADS holder, please consult the ADS voting instruction card attached as Annex H to this proxy statement to find out how you can vote the shares underlying your ADSs.
If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact the Company at +86 10-8767 5752 or email to ir@geh.com.cn.

i

FREQUENTLY USED TERMS
Unless otherwise stated or unless the context otherwise requires, (i) the “Company”, “GEHI”, “ListCo”, “we”, “us”, and “our” refers to, as dictated by the context, Gravitas Education Holdings, Inc., either by itself or together with its consolidated subsidiaries prior to the Merger and, following consummation of the Merger, together with eLMTree (as defined below); and (ii) “eLMTree” refers to a Cayman Islands exempted company limited by shares to be formed by Best Assistant (as defined below) as its wholly owned subsidiary to hold the education business of NetDragon (as defined below) outside of the PRC to eLMTree, which, following consummation of the Merger, will be a wholly-owned subsidiary of the Company.
In addition, the following terms are commonly used throughout this proxy statement and have the meaning set forth below:
“A&R MAA” means the sixth amended and restated memorandum and articles of association of the Company which shall become effective immediately prior to the Effective Time.
“ADSs” means the Company’s American Depositary Shares, each representing twenty (20) ListCo Class A Ordinary Shares, as listed on NYSE under the symbol “GEHI”.
“Board” means the board of directors of the Company.
“Closing” means the closing of the Merger.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“GAAP” means United States generally accepted accounting principles.
“HKFRS” means the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.
“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.
“ListCo Class A Ordinary Share” means prior to the adoption of the A&R MAA, each Class A ordinary share of the Company, par value US$0.001 per share.
“ListCo Class B Ordinary Share” means prior to the adoption of the A&R MAA, each Class B ordinary share of the Company, par value US$0.001 per share.
“ListCo Ordinary Share” means after the adoption of the A&R MAA, the ordinary shares of the Company, par value US$0.001 per share, with the rights and privileges as set forth in the A&R MAA.
“NYSE” means the New York Stock Exchange.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the United States Securities Act of 1933, as amended.
“Share” means prior to the adoption of the A&R MAA, the ListCo Class A Ordinary Share and/or the ListCo Class B Ordinary Share, or after the adoption of the A&R MAA, the ListCo Ordinary Share.
“Special Committee” means the special committee of the Board of the Company.
“Somerley” means Somerley Capital Limited.
“VIE” means the consolidated variable interest entities, the subsidiaries of the consolidated variable interest entities and the non-enterprise entities sponsored by the consolidated variable interest entities.

SUMMARY TERM SHEET
This summary, together with the questions and answers section that follows, highlights information included elsewhere in this proxy statement. This summary does not contain all of the information you should consider before voting on the proposals presented in this proxy statement. You should read the entire proxy statement carefully, including the annexes attached hereto. For your convenience, we have included cross references to direct you to a more complete description of the topics described in this summary.
The Companies (See Page 52)
Gravitas Education Holdings, Inc.
The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The Company’s principal executive office is located at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China. The Company’s telephone number at this address is +86 10-8767 5611. The Company’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
The Company provides kindergarten services, play-and-learn center services, student care services, as well as at-home education products and services, through its subsidiaries and VIE in mainland China and abroad, to teaching facilities within the Company’s network. The Company also licenses its separately developed courses, sell educational products and also provide kindergarten operation solutions, training and other advisory services. In March 2022, the Company entered into agreements with the former VIE to terminate certain VIE agreements, pursuant to which GEHI no longer had the contractual control over the former VIE from April 30, 2022, thereby divesting the directly operated kindergarten business in China on April 30, 2022.
For a description of the Company’s history, development, business and organizational structure, see the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 28, 2023, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 113 for a description of how to obtain a copy of such Annual Report.
Bright Sunlight Limited
Bright Sunlight Limited (“Merger Sub”), a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below), including the Merger (as defined below). The registered office of Merger Sub is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
NetDragon Websoft Holdings Limited
NetDragon Websoft Holdings Limited (HKEX: 0777) (“NetDragon”), a Cayman Islands exempted company. NetDragon’s principal executive office is located at Units 2001-05 & 11, 20/F, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong. NetDragon’s registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. NetDragon is engaged in the gaming business and education business.
Best Assistant Education Online Limited
Best Assistant Education Online Limited (“Best Assistant”), a Cayman Islands exempted company and a controlled subsidiary of NetDragon. Best Assistant’s principal executive office is located at Units 2001-05 & 11, 20/F, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong. Best Assistant’s registered office in the Cayman Islands is located at the office of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

eLMTree
In connection with the Merger and as contemplated under the Merger Agreement, NetDragon will spin off its education business outside of the PRC (the “Spin-off Business”) and Best Assistant has formed a wholly-owned subsidiary in the Cayman Islands (“eLMTree”). Prior to the Effective Time, Best Assistant will transfer the Spin-off Business to eLMTree. eLMTree provides global, blended learning solutions and collaboration tools to help teachers, schools, students, and professionals realize their greatest potential. eLMTree’s products support each stage of the learning journey from children discovering their ABCs to adults advancing their careers. eLMTree attempts to emphasize the importance of blended learning which combines online tools with face-to-face teaching and collaboration. eLMTree includes Promethean’s full suite of products and services.
For a more detailed description of eLMTree’s history, development, business, products overview and organizational structure, see “Information About eLMTree.”
The Merger
You are being asked to vote on (i) the adoption of an agreement and plan of merger, dated as of April 18, 2023, as it may be amended from time to time (the “Merger Agreement”), by and among the Company, Merger Sub, Best Assistant, and solely for purposes of certain named sections thereof, NetDragon, pursuant to which Best Assistant will form eLMTree as its wholly owned subsidiary and transfer the education business of NetDragon outside of the PRC to eLMTree, and Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company (the “Merger”), and (ii) any and all transactions contemplated by the Merger Agreement, including the Merger. Copies of the Merger Agreement and the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) are attached as Annex A and Annex B, respectively, to this proxy statement.
Concurrent with the execution of the Merger Agreement, NetDragon Websoft Inc. (“ND BVI”), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of NetDragon, has entered into a share purchase agreement (the “Secondary SPA”) with Joy Year Limited, Bloom Star Limited, Ascendent Rainbow (Cayman) Limited (and its affiliates, “ACP”), Trump Creation Limited and China Growth Capital Limited (collectively, the “Founding Shareholders”), pursuant to which ND BVI will acquire 8,588,960 ListCo Class A Ordinary Shares (representing approximately 30% of the issued and outstanding share capital of the Company as of the date of this proxy statement) from the Founding Shareholders immediately prior to the Closing at an aggregate consideration of US$15,000,000 (the “Secondary Sale”).
Concurrent with the execution of the Merger Agreement, the Company has entered into a share purchase agreement (the “Divestiture Agreement”) with Rainbow Companion, Inc. (the “Divestiture Purchaser”), a purchaser consortium formed by the Founding Shareholders and their affiliates. Pursuant to the Divestiture Agreement, immediately prior to the Closing, the Company will transfer all its education business in China to the Divestiture Purchaser (the “Divestiture”) at a consideration of US$15,000,000 (the “Divestiture Consideration”). Upon completion of the Divestiture, the Company will cease to operate any education business in China. A copy of the Divestiture Agreement is attached as Annex D to this proxy statement.
Concurrent with the execution of the Merger Agreement, Nurture Education (Cayman) Limited, the Company and Best Assistant have also entered into a senior secured convertible note purchase agreement (the “Note Purchase Agreement”, together with the Divestiture Agreement, the Merger Agreement, the Secondary SPA and the exhibits and schedules thereto, collectively, the “Transaction Documents”), pursuant to which, at the Closing, Nurture Education (Cayman) Limited will purchase US$65,000,000 principal amount of secured convertible notes issued by the Company (the “ACP CB”) at the Closing (the “ACP CB Investment”, together with the Divestiture, the Merger, the Secondary Sale and other transactions as contemplated by the Transaction Documents, the “Transactions”).
Copies of the Merger Agreement and the Plan of Merger are included as Annex A and Annex B, respectively, to this proxy statement. You should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this proxy statement, are the principal legal documents that govern the Merger and the transactions as contemplated under the Merger Agreement and the Plan of Merger.

Merger Consideration (See Page 53)
Pursuant to the Merger Agreement, immediately before the effective time of the Merger (the “Effective Time”), the Company will change its name to “Mynd.ai, Inc.” (the “Name Change”) and adopt the A&R MAA in the form attached as Annex C to this proxy statement, concurrently with which (a) the authorized share capital of the Company shall become US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 ListCo Ordinary Shares and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with the A&R MAA, and (b) all ListCo Class A Ordinary Shares and all ListCo Class B Ordinary Shares in the authorized share capital of the Company (including all issued and outstanding ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares, and all authorized but unissued ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares) shall be re-designated as ListCo Ordinary Shares (collectively, the “Variation of Share Capital”).
At the Effective Time, each ordinary share of eLMTree issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable ListCo Ordinary Shares equal to (a) the eLMTree per share value (which is in turn calculated by (i) the eLMTree Equity Value (as defined below) divided by (ii) the number of ordinary shares of eLMTree that are outstanding immediately prior to the Effective Time), divided by (b) the GEHI per share value (which is in turn calculated by (i) the GEHI Equity Value (as defined below), divided by (ii) the number of all ListCo Class A Ordinary Shares that are outstanding immediately prior to the Effective Time on a fully-diluted basis) (the “Per Share Merger Consideration”, and the aggregate number of ListCo Ordinary Shares to be issued by the Company, the “Merger Consideration”), except for (x) all ordinary shares of eLMTree that are owned by the Company, eLMTree, Merger Sub or any wholly owned subsidiary of eLMTree immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of eLMTree issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of eLMTree in accordance with Section 238 of the Companies Act (as revised) of the Cayman Islands (the “Cayman Islands Companies Act”) (such ordinary shares of eLMTree being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.
The Merger values the Company at an equity value at US$50,000,000 (the “GEHI Equity Value”) on a fully-diluted basis (after consummation of the Divestiture) assuming that the net cash of the Company will be US$15,000,000 at the Closing, and values eLMTree at an equity value at US$750,000,000 on a fully-diluted basis (the “eLMTree Equity Value”) assuming a normalized level of working capital of no less than US$25,000,000 at the Closing. eLMTree’s valuation was arrived at after arm’s length negotiations between the parties with reference to, among other things: (a) the current business operations of the Spin-off Business, and (b) future development plans of the Spin-off Business. For further details about eLMTree’s fair market value, see risk factor titled “eLMTree is not a publicly traded company, making it difficult to determine the fair market value of eLMTree or the Merger Consideration” on page 41 of this proxy statement.
Treatment of Equity Awards of the Company (See Page 53)
Immediately prior to the Effective Time, the Company’s 2009 Share Incentive Plan and 2017 Share Incentive Plan (each as amended from time to time) (collectively, “GEHI Share Plans”), and any relevant award agreements applicable to such GEHI Share Plans shall be terminated with no further effect or obligation outstanding, and each equity award under any GEHI Share Plan that is then outstanding and unexercised, whether or not vested or exercisable, shall be cancelled as of the Effective Time for no consideration, except that each restricted share unit granted under a GEHI Share Plan that is outstanding, vested and unexercised immediately prior to the Effective Time shall be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor such number of ListCo Ordinary Shares equal to the number of ListCo Class A Ordinary Shares underlying such restricted share unit. After the Closing, the Company plans to adopt a new equity compensation plan providing for a total pool of ListCo Ordinary Shares not exceeding 10% of the aggregate number of ListCo Ordinary Shares then outstanding (the “New ESOP”).

Record Date and Quorum (Page 48)
You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name in the Company’s register of members at the close of business in the Cayman Islands on August 7, 2023 (the “Share Record Date”) for voting at the extraordinary general meeting. If you own ADSs on August 7, 2023 (the “ADS Record Date”) (and do not cancel such ADSs and become a registered holder of the Shares underlying such ADSs as explained below), you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (whose nominee is the registered holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. We will instruct Citibank, N.A. (the “ADS depositary”) to deliver to holders of ADSs at the close of business in New York City on the ADS Record Date, a depositary notice and an ADS voting instruction card, the forms of which are attached as Annex G and Annex H to this proxy statement, and holders of ADS as of the ADS Record Date will have the right to instruct the ADS depositary how to vote the Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS depositary in accordance with the instructions printed thereon and in the depositary notice, as soon as possible and, in any event, no later than 10:00 a.m. (New York City time) on September 5, 2023 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Alternatively, you may attend and vote at the extraordinary general meeting by cancelling your ADSs and becoming a registered holder of Shares prior to the close of business in the Cayman Islands not later than the Share Record Date. Each outstanding Share on the Share Record Date entitles the holder to one vote for each ListCo Class A Ordinary Share and ten (10) votes for each ListCo Class B Ordinary Share on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the Share Record Date, there will be 21,447,007 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares issued and outstanding and entitled to vote at the extraordinary general meeting. If you have Shares registered in your name on the Share Record Date, the deadline for you to lodge your proxy card and vote is September 9, 2023 at 10:00 a.m. (Beijing time). See “— Procedures for Voting” below.
Shareholder Vote Required to Authorize and Approve the Merger Agreement (Page 48)
In order for the Merger to be consummated, the Merger Agreement and the transactions contemplated thereunder, including the Merger, the adoption of A&R MAA, the Variation of Share Capital and the Name Change shall be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Shares (including Shares represented by the ADSs) representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy at the extraordinary general meeting or any adjournment or postponement thereof, and the issuance of the Merger Consideration is authorized and approved by an ordinary resolution of the Company passed by an affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least a simple majority of the voting power of the outstanding Shares present and voting in person or by proxy at the extraordinary general meeting or any adjournment or postponement thereof.
Concurrent with the execution of the Merger Agreement, Ascendent Rainbow (Cayman) Limited, Joy Year Limited, Trump Creation Limited, Bloom Star Limited and RYB Education Limited (collectively, the “Undertaking Shareholders”) who collectively hold 12,258,898 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares, representing approximately 89.9% of the total voting power of the total issued and outstanding share capital of the Company as of the date of this proxy statement, have entered into a voting agreement (the “Voting Agreement”), agreeing to vote in favor of, among other things, (a) the approval and adoption of the Merger Agreement and the transactions contemplated thereby (including the Merger), (b) the issuance of the Merger Consideration, (c) the adoption of the A&R MAA (and the Variation of Share Capital and the Name Change), and (d) any other proposals as deemed necessary or desirable to consummate the transactions contemplated by the Merger Agreement and other transaction documents. A copy of the Voting Agreement is attached as Annex E to the accompanying proxy statement. Based on 21,447,007 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares expected to be issued and outstanding on the Share Record Date, and assuming the Undertaking Shareholders’ compliance with their voting obligations under the Voting Agreement to vote in favor of the resolutions, a quorum will be present at the extraordinary general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement and the transactions contemplated thereunder, including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Variation of Share Capital and the Name Change, without any further vote of any other shareholder.
See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 109 for additional information.
If your Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you.
Procedures for Voting (Page 49)
Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the Merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting even in the event that you are unable to attend, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is September 9, 2023 at 10:00 a.m. (Beijing time).
If you own ADSs as of the close of business in New York City on the ADS Record Date (and do not cancel such ADSs and become a registered holder of the Shares underlying such ADSs as explained below), you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (whose nominee is the registered holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADSs at the close of business in New York City on the ADS Record Date, a depositary notice and an ADS voting instruction card, the forms of which are attached as Annex G and Annex H to this proxy statement, and holders of ADS as of the ADS Record Date will have the right to instruct the ADS depositary how to vote the Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS depositary in accordance with the instructions printed thereon and in the depositary notice, as soon as possible and, in any event, no later than 10:00 a.m. (New York City time) on September 5, 2023 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Alternatively, you may attend and vote at the extraordinary general meeting if you cancel your ADSs and become a registered holder of Shares prior to the close of business in the Cayman Islands not later than the Share Record Date. If you wish to cancel your ADSs for the purpose of voting Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for conversion together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), and (b) payment of the ADS cancellation fees (US$0.05 per ADS to be cancelled) and any applicable taxes. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon conversion of the ADSs, the ADS depositary will arrange for Citibank, N.A. — Hong Kong, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after registration of Shares in your name, you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.
Purposes and Effects of the Merger (Page 54)
The purpose of the Merger is to enable the Company to acquire 100% control of eLMTree in a transaction in which the holders of securities of eLMTree will receive ListCo Ordinary Shares.
The ADSs are currently listed on NYSE under the symbol “GEHI.” It is expected that, following the consummation of the Merger, the Company will maintain its listing on NYSE under a new symbol “MYND”.
Recommendations of the Special Committee and the Board (See Page 47)
On April 18, 2023, the Special Committee unanimously (a) determined that the Transaction Documents and the Transactions are advisable, fair to, and in the best interests of the Company and its shareholders, and

(b) recommended that the Board approve and adopt the Transaction Documents and the performance by the Company of its obligations under the Transaction Documents, as applicable, and the consummation by the Company of the Transactions.
On April 18, 2023, the Board (with Mr. Cen Shi (as Mr. Gang Chen’s proxy), Mr. Chimin Cao and Ms. Yanlai Shi abstaining from voting), after carefully considering all relevant factors, including the unanimous determination and recommendation of the Special Committee, (a) determined that the execution of the Transaction Documents, and the consummation of the transactions contemplated thereunder, including the Transactions, are fair to, and in the best interests of, the Company and its shareholders, and that it is advisable for the Company to enter into the Transaction Documents, and consummate the Transactions, (b) authorized and approved the execution, delivery and performance of the Transaction Documents, and the consummation of the transactions contemplated thereunder, including the Transactions, and (c) resolved to direct that (i) the adoption of the Merger Agreement and the transactions contemplated thereunder, (ii) the issuance of Merger Consideration, (iii) the adoption of the A&R MAA, the Variation of Share Capital and the Name Change, and (iv) any other proposals that the parties to the Merger Agreement deem necessary or desirable to consummate the transactions contemplated thereunder, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company.
After careful consideration and upon the unanimous recommendation of the Special Committee consisting solely of independent and disinterested directors, the Board (with Mr. Cen Shi (as Mr. Gang Chen’s proxy), Mr. Chimin Cao and Ms. Yanlai Shi abstaining from voting) authorized and approved the Merger Agreement and the transactions contemplated thereunder and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement and the transactions contemplated thereunder, including the Merger, (b) FOR the proposal to adopt the A&R MAA effective immediately prior to the Effective Time, (c) FOR the proposal to approve the Name Change effective immediately prior to the Effective Time, (d) FOR the proposal to approve the Variation of Share Capital effective immediately prior to the Effective Time, (e) FOR the proposal to authorize and approve the issuance of the Merger Consideration at the Effective Time, (f) FOR the proposal to authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement and the transactions contemplated thereunder, including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Name Change and the Variation of Share Capital, and (g) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.
Ownership of ListCo Ordinary Shares After the Merger (See Page 54)
Between the execution of the Merger Agreement and the Closing, it is contemplated that the Company and NetDragon will seek to obtain binding commitments of private investments in public equity financing (the “PIPE Investment” and the investors of the PIPE Investment, the “PIPE Investors”). It is currently expected that the PIPE Investors will hold no more than 5% of all outstanding ListCo Ordinary Shares upon the Closing. As of the date of this proxy statement, the Company and NetDragon are in discussions with potential PIPE Investors, and no definitive agreement has been entered into by the Company or NetDragon in relation to the PIPE Investment. For the avoidance of doubt, the Closing is not contingent upon the success of the PIPE Investment.
Upon consummation of the Transactions, NetDragon will become the controlling shareholder of the Company holding approximately 72.9% of all outstanding ListCo Ordinary Shares (after a special dividend is made to the shareholders of NetDragon by way of the distribution in specie of certain ListCo Ordinary Shares to be held by NetDragon (indirectly through ND BVI) after the Closing (the “Distribution in Specie”) but assuming the ACP CB and the remaining US$25,000,000 secured convertible and exchangeable redeemable bonds issued by Best Assistant to Nurture Education (Cayman) Limited (the “Existing ACP Bonds”) are not converted, the share awards are not granted under the New ESOP, and there is no PIPE Investment involved), or approximately 61.3% of the issued and outstanding share capital of the Company on a fully-diluted basis (after the Distribution in Specie and assuming the ACP CB is fully converted, the Existing ACP Bonds are not converted, all share awards under the New ESOP are granted and there is no PIPE Investment involved), or approximately 58.7% of the issued and outstanding share capital of the Company on a fully-diluted basis (after the Distribution in Specie and assuming the ACP CB and the

Existing ACP Bonds are fully converted, all share awards under the New ESOP are granted and there is no PIPE Investment involved), or approximately 55.4% of the issued and outstanding share capital of the Company on a fully-diluted basis (after the Distribution in Specie and assuming the ACP CB and the Existing ACP Bonds are fully converted, all share awards under the New ESOP are granted and the PIPE Investors hold 5% of all outstanding ListCo Ordinary Shares upon the Closing), and the existing shareholders of the Company (including holders of the ADSs) will own approximately 4% of the issued and outstanding share capital of the Company on a fully-diluted basis (after the Distribution in Specie and assuming the ACP CB and the Existing ACP Bonds are fully converted, all share awards under the New ESOP are granted and the PIPE Investors hold 5% of all outstanding ListCo Ordinary Shares upon the Closing). See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 109 for additional information.
Interests of the Company’s Directors and Executive Officers in the Merger (See Page 54)
In considering the recommendation of the Special Committee and the Board, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the Transactions that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include:
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the potential enhancement or decline of the share value of the Company after the Closing, of which certain of the Company’s directors and executive officers will have beneficial ownership as a result of the completion of the ACP CB Investment, and future performance of the Company after the Closing;

•
the cash-out of the Shares held by certain of the Company’s directors and executive officers in the Secondary Sale;

•
the potential enhancement or decline of the value of the Company’s education business in China subject to the Divestiture and not part of the Company after the Closing, in which certain of the Company’s directors and executive officers will have beneficial ownership as a result of the completion of the Merger and the Divestiture, and future performance of the divested business;

•
continued indemnification rights and directors and officers liability insurance to be provided by the Company after the Closing to former directors and officers of the Company pursuant to the Merger Agreement; and

•
the compensation at a rate of US$15,000 per month for the Chairman of the Special Committee (subject to an aggregate cap of US$60,000) and US$10,000 per month for the other member of the Special Committee (subject to an aggregate cap of US$40,000), respectively, in exchange for each member’s services in such capacity (the payment of which is not contingent upon the closing of the Merger or the Special Committee’s or the Board’s recommendation of the Merger).

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters.
Conditions to the Merger (See Page 74)
The respective obligations of each of the Company, Merger Sub, Best Assistant and eLMTree to the Merger Agreement to effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing:
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At the extraordinary general meeting of the Company’s shareholders (including any adjournments thereof), the approval of the GEHI Shareholder Matters (as defined below) shall have been obtained and shall remain in full force and effect.

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At the extraordinary general meeting of NetDragon’s shareholders (including any adjournments thereof), the NetDragon Shareholder Approval (as defined below) shall have been obtained and shall remain in full force and effect.

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(i) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated, (ii) the Completion of CFIUS Process (as defined in the Merger

Agreement), and (iii) the HKSE clearance and the approval from the HKSE in respect of the Practice Note 15 of the HKSE Listing Rules with respect to the transactions shall have been obtained and remain effective.
•
No provision of any applicable legal requirement prohibiting, enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement shall be in effect, and no temporary, preliminary or permanent restraining order enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement shall be in effect.

•
NYSE approval of the listing application submitted by the Company shall have been obtained.

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No general suspension or material limitation of trading in the ADSs has been imposed or threatened by the SEC or the NYSE (except for the threatened suspension as disclosed on the Form 6-K filed with the SEC on April 20, 2022, or in connection with the Holding Foreign Companies Accountable Act).

•
The conditions for the closing of the transactions under the Note Purchase Agreement (pursuant to the terms of the Note Purchase Agreement) (the “Bond Closing”) shall have been satisfied or waived and the Bond Closing shall have occurred concurrently with the Closing.

•
The conditions for the closing of the transactions under the Divestiture Agreement (pursuant to the terms of the Divestiture Agreement) (the “Divestiture Closing”) shall have been satisfied or waived, and the Divestiture Closing shall have occurred immediately prior to the Closing.

•
The conditions for the closing of the transactions under the Secondary SPA (pursuant to the terms of the Secondary SPA) (the “Secondary Sale Closing”) shall have been satisfied or waived, and the Secondary Sale Closing shall have occurred immediately prior to the Closing.

•
Immediately after the Effective Time, the board of the Company shall consist of seven (7) directors, of which (i) three (3) directors will be designated by Best Assistant at least ten (10) business days prior to the Closing (the “eLMTree Directors”), with one eLMTree Director being the chairman of the board of the Company, and (ii) the remaining four (4) directors will be independent directors, to be designated by Best Assistant in writing at least ten (10) business days prior to the Closing.

In addition, the obligations of each of Best Assistant and eLMTree to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by Best Assistant:
•
The accuracy of the representations and warranties of each of the Company and Merger Sub, subject to certain limitations.

•
Each of the Company and Merger Sub shall have performed or complied with all agreements and covenants required by the Merger Agreement and the other transaction documents to be performed or complied with by it on or prior to the applicable Closing Date, in each case in all material respects.

•
No GEHI Material Adverse Effect (as defined below) shall have occurred since the date of the Merger Agreement.

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The cash requirement with respect to the Company which means the net cash of the Company equals or exceeds US$15,000,000 is satisfied on the Closing Date.

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The Company shall have delivered to eLMTree and Best Assistant a certificate, signed by a duly authorized officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in the four bullets above.

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The memorandum and articles of association of the Company shall have been amended and restated in its entirety in the form of the A&R MAA and the conversion of its ListCo Class B Ordinary Shares to ListCo Class A Ordinary Shares by each holder of ListCo Class B Ordinary Shares shall have occurred in connection therewith.

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The Company shall have delivered the Registration Rights Agreement (as defined in the Merger Agreement), duly executed by the Company.

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The Company shall have delivered to Best Assistant a PRC law legal opinion from Commerce & Finance Law Offices and addressed to the Company that the Divestiture complies with the legal requirements of PRC, in form and substance reasonably satisfactory to eLMTree and Best Assistant.

In addition, the obligations of the Company and Merger Sub to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by the Company:
•
The accuracy of the representations and warranties of each of Best Assistant and eLMTree, subject to certain limitations.

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Each of Best Assistant and eLMTree shall have performed or complied with all agreements and covenants required by the Merger Agreement and the other transaction documents to be performed or complied with by it on or prior to the applicable Closing Date, in each case in all material respects.

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No eLMTree Material Adverse Effect (as defined below) shall have occurred since the date of the Merger Agreement.

•
The cash requirement with respect to eLMTree which means the working capital of eLMTree equals or exceeds US$25,000,000 is satisfied on the Closing Date.

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The eLMTree restructuring shall have been completed pursuant to the terms of the Merger Agreement.

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Best Assistant shall have delivered to the Company a certificate, signed by a duly authorized officer of Best Assistant and dated as of the applicable Closing Date, certifying as to the matters set forth in the five bullets above.

Termination of the Merger Agreement (See Page 76)
The Merger Agreement may be terminated at any time prior to the Closing:
•
by mutual written agreement of the Company and Best Assistant at any time;

•
by any of the Company and Best Assistant if the Closing shall not have occurred by the date that is six (6) months after the date of the Merger Agreement (the “Outside Date”); provided, however, that such right to terminate the Merger Agreement as provided in this bullet shall not be available to any of the Company and Best Assistant if the action or failure to act of the Company or Best Assistant (or in the case of the Company, any of the Company and Merger Sub, or in the case of Best Assistant, any of Best Assistant and eLMTree) has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of the Merger Agreement;

•
by any of the Company and Best Assistant if a governmental entity shall have issued an order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under the Merger Agreement, including the Merger, which order or other action is final and nonappealable;

•
by Best Assistant, upon a breach of any covenant or agreement set forth in the Merger Agreement on the part of any of the Company and Merger Sub, or if any representation or warranty of any of the Company and Merger Sub shall have become untrue, in either case, such that the conditions to the Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by the Company or Merger Sub is curable by the Company and Merger Sub prior to the Outside Date, then Best Assistant must first provide written notice of such breach to the Company and may not terminate the Merger Agreement as provided in this bullet, if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from Best Assistant to the Company of such breach; and (ii) the Outside Date; provided, further, that it being understood that Best Assistant may not terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement and such breach has not been cured;

•
by the Company, upon a breach of any covenant or agreement set forth in the Merger Agreement on the part of any of Best Assistant and eLMTree or if any representation or warranty of any of Best

Assistant and eLMTree shall have become untrue, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by Best Assistant and eLMTree prior to the Outside Date, then the Company must first provide written notice of such breach to Best Assistant and may not terminate the Merger Agreement as provided in this bullet, if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from the Company to Best Assistant of such breach; and (ii) the Outside Date; provided, further, that it being understood that the Company may not terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement and such breach has not been cured;
•
by any of the Company and Best Assistant, if, at the extraordinary general meeting of the Company’s shareholders (including any adjournments thereof), the approval of the GEHI Shareholder Matters (as defined below) is not obtained;

•
by any of the Company and Best Assistant, if, at the extraordinary general meeting of NetDragon’s shareholders (including any adjournments thereof), the NetDragon Shareholder Approval (as defined below) is not obtained; or

•
by any of the Company and Best Assistant, if the Note Purchase Agreement, the Divestiture Agreement or the Secondary SPA is terminated in accordance with its terms; provided, that it being understood that neither the Company nor Best Assistant may terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement or if it or any of its affiliates shall have materially breached the Note Purchase Agreement, the Divestiture Agreement or the Secondary SPA, as applicable, and, in each case, such breach has not been cured.

In the event of the termination of the Merger Agreement as provided above, the Merger Agreement shall be of no further force or effect and the transactions contemplated under the Merger Agreement shall be abandoned, except for and subject to the following: (i) the Merger Agreement’s provisions regarding confidentiality, communications plan, access to information, notice of termination, effect of termination, and certain general provisions shall survive the termination of the Merger Agreement; and (ii) nothing in the Merger Agreement shall relieve any party from liability for any intentional breach of the Merger Agreement or fraud.
The Voting Agreement (See Page 79)
Concurrent with the execution of the Merger Agreement, the Undertaking Shareholders who collectively hold 12,258,898 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares, representing approximately 89.9% of the total voting power of the total issued and outstanding share capital of the Company as of the date of this proxy statement, have entered into the Voting Agreement, agreeing to vote in favor of, among other things, (a) the approval and adoption of the Merger Agreement and the transactions contemplated thereby (including the Merger), (b) the issuance of the Merger Consideration, (c) the adoption of the A&R MAA (and the Variation of Share Capital and the Name Change), and (d) any other proposals as deemed necessary or desirable to consummate the transactions contemplated by the Merger Agreement and other transaction documents.
The Voting Agreement terminates automatically upon the earlier to occur of (i) the Closing and (ii) the date on which the Merger Agreement is terminated for any reason in accordance with its terms.
The terms of the Voting Agreement are described in more detail under the section entitled “The Voting Agreement” beginning on page 79.
NetDragon Voting Undertaking (See Page 55)
Concurrent with the execution of the Merger Agreement, DJM Holding Ltd., (“DJM”) a company incorporated in the British Virgin Islands with limited liability and a substantial shareholder of NetDragon holding approximately 35.33% of the issued and outstanding share capital of NetDragon as of the date of this proxy statement, entered into a voting undertaking, under which DJM has agreed to, among other things, vote at the extraordinary general meeting of NetDragon in favor of the resolutions proposed approving, among other things, the Merger.

Anticipated Accounting Treatment (See Page 55)
The Merger is expected to be accounted for as “a reverse merger”, and GEHI will be treated as the “acquired” company for financial reporting purposes. The summary unaudited pro forma financial information was prepared using the acquisition method of accounting with eLMTree treated as the accounting acquirer.
Risk Factors (See Page 26)
You should carefully read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and carefully consider the factors discussed in “Risk Factors” in connection with your consideration of the Merger before deciding whether to vote for approval of the proposals contained herein. Below please find a summary of the principal risks that may be relevant, including related to the Merger, business and industry of eLMTree, ownership of the ADSs, organized under relevant headings. These risks are discussed more fully in “Risk Factors.”
Risks Related to the Business and Industry of eLMTree
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Unfavorable global economic or political conditions, including the ongoing conflict between Russia and Ukraine may adversely affect eLMTree’s business, financial condition, or results of operations.

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The unaudited pro forma condensed financial statements may not be indicative of eLMTree’s future performance or financial condition.

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eLMTree generates a substantial portion of revenue from the sale of its display products, and any significant reduction in sales of these products would materially harm its business.

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As a result of market saturation, eLMTree’s future sales of interactive displays in developed markets may slow or decrease.

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eLMTree’s business is subject to seasonal fluctuations, which may cause its operating results to fluctuate from quarter-to-quarter and adversely affect its working capital and liquidity throughout the year.

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eLMTree relies on highly skilled personnel, and, if they are unable to attract, retain or motivate qualified personnel, eLMTree may not be able to operate its business effectively.

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eLMTree relies on third-party contractors located in China (including contractors employed by NetDragon affiliated companies) and other countries outside the U.S., and if it is not able to continue to use those third-party contractors, its business, financial conditions, and results of operations may be adversely affected.

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eLMTree operates in a highly competitive industry, and if it is not able to maintain or increase its market share, its business, financial condition and results of operations may be adversely affected.

•
If eLMTree is unable to continually enhance its products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, its business will be harmed.

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A failure to keep pace with developments in technology could impair eLMTree’s operations or competitive position.

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eLMTree may not be successful in its strategy to increase sales in the business/corporate and government market.

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eLMTree faces significant challenges growing its sales in foreign markets.

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eLMTree invests in research and development, and to the extent its research and development investments do not translate into new solutions or material enhancements to its current solutions, or if eLMTree does not use those investments efficiently or if eLMTree does not invest sufficiently in research and development, eLMTree’s business and results of operations would be harmed.

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eLMTree may have difficulty in entering into and maintaining strategic alliances with large established third parties.

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eLMTree is dependent on a limited number of third-party manufacturers and key suppliers for the components used in its products. eLMTree’s suppliers may not be able to always supply components or products to eLMTree on a timely basis and on favorable terms, and as a result, eLMTree’s dependency on third party suppliers may adversely affect its revenue and may continue to do so.
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In the event eLMTree needs to and is unable to timely replace a major supplier with a supplier on substantially equivalent terms, it may be unlikely to meet demand for its products, which may materially adversely affect its business, financial condition, and results of operations.

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eLMTree, like so many other technology companies, relies on microchips and other components which may be or become short in supply, which may materially adversely affect its business, financial condition, and results of operations.

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An information security incident, including a cybersecurity breach (whether the incident or breach is eLMTree’s or one of eLMTree’s vendors), could have a negative impact on the eLMTree’s business or reputation.

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Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on eLMTree’s results of operations or the future development of products.

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eLMTree plans to offer products which feature artificial intelligence (AI). As this technology is new and developing, it may present both compliance risks and reputational risks, and may require strategic investments. eLMTree will need to maintain its competitiveness and any failure to adapt to technological developments or industry trends could harm its business. In addition, regulation and fear associated with use of AI enabled products could result in customers refraining from purchasing eLMTree products which could potentially harm its business, results of operations, and financial condition.

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eLMTree is subject to claims, suits, government investigations, other proceedings, and consent decrees, including a recent permanent injunction order issued by the Federal Trade Commission (FTC) against Edmodo, a wholly owned subsidiary of Best Assistant that will be included in the Spin-Off Business to be transferred to eLMTree, regarding alleged violations of the Children’s Online Privacy Protection Act (COPPA), the Children’s Online Privacy Protection Rule (COPPA Rule), and the Federal Trade Commission Act. Orders similar to this can result in further scrutiny and further requirements imposed on the business which may result in limitations to eLMTree’s operations which may materially and adversely affect its business, financial condition, and results of operations.

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Privacy and data protection regulations are complex and rapidly evolving, and since eLMTree collects, processes, stores, and uses personal information and data, which subjects it governmental regulation and other legal obligations related to privacy; any failure or alleged failure to comply with these laws could harm its business, reputation, financial condition, and operating results.

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eLMTree is subject to risks inherently related to its international operations.

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eLMTree must comply with the U.S. Foreign Corrupt Practices Act and other similar bribery and other ethics related laws outside the U.S.

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If eLMTree is unable to ship and transport components and final products efficiently and economically across long distances and borders, its business would be harmed.

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If eLMTree’s procedures to ensure compliance with export control laws are ineffective, its business could be harmed.

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Defects in eLMTree’s products can be difficult to detect before shipment. If defects occur, they could have a material adverse effect on eLMTree’s business.

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eLMTree may not be able to obtain patents or other intellectual property rights necessary to protect its proprietary technology and business.

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eLMTree’s business may suffer if it is alleged or determined that its technology or another aspect of its business infringes the intellectual property of others, which may not always be something that can be determined prior to an allegation being made.

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If eLMTree is unable to anticipate consumer preferences and successfully develop attractive products, it might not be able to maintain or increase its revenue or achieve profitability.

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As a result of becoming a public company, eLMTree will be obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in eLMTree and, as a result, the value of the shares of the combined company.

Risks Related to the Merger
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The Merger involves significant risks and uncertainties that may prevent us from achieving our objectives and harm our financial condition and results of operations.

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The Merger is subject to a number of conditions.

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Failure to timely complete the proposed Merger with eLMTree could adversely affect our business plans, financial condition, results of operations or trading price of our ADSs.

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Certain of the Company’s directors, executive officers and major shareholders have interests in the Merger that are different from, and may potentially conflict with, the Company’s interests and the interests of its unaffiliated shareholders.

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eLMTree is not a publicly traded company, making it difficult to determine the fair market value of eLMTree or the Merger Consideration.

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Prospective financial information regarding the Company and eLMTree, including information used as a basis for determining the fairness of the Merger Consideration, may not prove accurate.

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The Merger Consideration is not adjusted before or at the Closing to account for the performance of the Company or eLMTree.

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The combined company may fail to realize some or all of the anticipated growth opportunities and benefits of the proposed Merger, which could adversely affect the value of the shares of the combined company.

Risks Related to the Ownership of the Shares or ADSs
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The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

FINANCIAL INFORMATION
Certain Financial Information about GEHI
In March and April 2022, the Company entered into a series of restructuring transactions to unwind our historical contractual agreements with the former consolidated variable interest entities, including Beijing RYB Children Education Technology Development Co., Ltd., Beiyao Technology Development Co., Ltd., and their subsidiaries to divest its directly operated kindergarten business in mainland China and to form new contractual agreements with the new consolidated variable interest entities, including Zhudou Investment (Beijing) Co., Ltd. and its subsidiaries. For more details of the divestiture, please refer to the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.
The audited consolidated financial statements of the Company contained in its Annual Report on Form 20-F for the year ended December 31, 2022 are incorporated by reference into this proxy statement.
The audited combined carve-out financial statements of the Company’s Singapore operations, excluding the Company’s education business in China which will be divested by the Company pursuant to the Divestiture for the years ended December 31, 2020, 2021 and 2022 contained in the report on Form 6-K furnished by the Company to the SEC on June 22, 2023 are incorporated by reference into this proxy statement.
Certain Financial Information about eLMTree
The audited consolidated financial information of eLMTree for the years ended December 31, 2020, 2021 and 2022 is included in Annex I to this proxy statement, and is also discussed in further detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of eLMTree” beginning on page 95 of this proxy statement.
Accounting for the Merger
The Merger is expected to be accounted for as “a reverse merger”, and GEHI will be treated as the “acquired” company for financial reporting purposes. The summary unaudited pro forma financial information was prepared using the acquisition method of accounting with eLMTree treated as the accounting acquirer.
The unaudited pro forma condensed combined balance sheet as of December 31, 2022 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, as set out in Annex J to this proxy statement, presents the combined financial information of the Company following the Divestiture and eLMTree after giving effect to the Merger, the Secondary Sale, and the ACP CB Investment, as described elsewhere in this proxy statement and related adjustments described in the accompanying notes.
The unaudited pro forma condensed combined financial information as set out in Annex J to this proxy statement has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release 33 10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 gives pro forma effect to the Merger as if it had occurred on January 1, 2022. The unaudited pro forma condensed combined balance sheet as of December 31, 2022 gives pro forma effect to the Merger as if it were completed on December 31, 2022.
The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and does not necessarily reflect what the Company’s financial condition or results of operations would have been had the Merger, the Divestiture, the Secondary Sale, and the ACP CB Investment occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma transaction accounting adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. This section should be read in conjunction with (i) the Company’s audited consolidated financial statements contained in its Annual Report filed with the SEC on Form 20-F for the year ended December 31, 2022 which are incorporated by reference into this proxy statement, and (ii) eLMTree’s audited consolidated financial information included in Annex I to this proxy statement, that are also discussed in further detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of eLMTree” beginning on page 95 of this proxy statement.
Consummation of the Merger is conditioned upon, among other things, the Company’s shareholders adopting and approving the Merger. The unaudited pro forma condensed combined financial statements included in Annex J to this proxy statement have been prepared assuming the Company’s shareholder approval is duly obtained.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING
The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting. These questions and answers may not address all questions that may be important to you as a shareholder of the Company or as an ADS holder. Please also refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.
Why am I receiving this proxy statement?
You are receiving this proxy statement and proxy card because you owned Shares of the Company as of the record date of August 7, 2023, or ADSs as of August 7, 2023. This proxy statement and proxy card relate to our extraordinary general meeting (and any adjournment thereof) and describe the matters on which we would like you, as a shareholder or a holder of ADSs, to vote.
We are seeking the approval of our shareholders of the proposal to (a) authorize and approve the Merger Agreement and the transactions contemplated thereunder, including the Merger (b) adopt the A&R MAA effective immediately prior to the Effective Time, (c) approve the Name Change effective immediately prior to the Effective Time, (d) approve the Variation of Share Capital effective immediately prior to the Effective Time, (e) authorize and approve the issuance of the Merger Consideration at the Effective Time, (f) authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement and the transactions contemplated thereunder, including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Name Change and the Variation of Share Capital, and (g) approve the adjournment of the extraordinary general meeting if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting. This proxy statement summarizes certain information you need to know to vote at the extraordinary general meeting. All shareholders are cordially invited to attend the extraordinary general meeting in person. However, you do not need to attend the extraordinary general meeting to vote your Shares. Instead, you may simply complete, sign, date and return the enclosed proxy card.
When and where will the extraordinary general meeting be held?
The extraordinary general meeting will be held on September 11, 2023 at 10:00 a.m. Beijing time, at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China.
What will I be asked to vote upon at the extraordinary general meeting?
At the extraordinary general meeting, you will be asked to vote upon the following:
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as a special resolution, to authorize and approve the Merger Agreement and the transactions contemplated thereunder, including the Merger (the “Merger Proposal”);

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as a special resolution, subject to and conditional upon the Merger becoming effective, to adopt the A&R MAA effective immediately prior to the Effective Time (the “Amendment Proposal”);

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as a special resolution, subject to and conditional upon the Merger becoming effective, to approve the Name Change effective immediately prior to the Effective Time (the “Name Change Proposal”);

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as a special resolution, subject to and conditional upon the Merger becoming effective, to approve the Variation of Share Capital effective immediately prior to the Effective Time (the “Variation of Share Capital Proposal”);

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as an ordinary resolution, to authorize and approve the issuance of the Merger Consideration at the Effective Time (the “Issuance of Merger Consideration Proposal”);

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as an ordinary resolution, to authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement and the transactions contemplated thereunder, including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Name Change and the Variation of Share Capital (the “General Authorization Proposal”); and

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if necessary, as an ordinary resolution, to approve the adjournment of the extraordinary general meeting if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting (the “Adjournment Proposal”).

What is the Merger Proposal?
The proposal to approve the Merger Agreement and the transactions contemplated thereunder, including the Merger. Pursuant to the Merger Agreement, Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company.
What will happen if the Merger Proposal is approved by the Company’s shareholders?
After the Merger Proposal is approved by the Company’s shareholders and the satisfaction or waiver of all conditions precedent to closing set forth in the Merger Agreement, the Merger will be effected and eLMTree will become a wholly-owned subsidiary of the Company, with NetDragon becoming the controlling shareholder of the Company.
What is the Amendment Proposal?
The proposal to, subject to and conditional upon the Merger becoming effective, adopt the sixth amended and restated memorandum and articles of association of the Company in the form attached as Annex C to this proxy statement, effective immediately prior to the Effective Time.
What is the Name Change Proposal?
The proposal to, subject to and conditional upon the Merger becoming effective, approve the change of the name of the Company from “Gravitas Education Holdings, Inc.” to “Mynd.ai, Inc.” effective immediately prior to the Effective Time.
What is the Variation of Share Capital Proposal?
The proposal to, subject to and conditional upon the Merger becoming effective, amend the authorized share capital of the Company as follows: (a) the authorized share capital of the Company shall become US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 ListCo Ordinary Shares and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with the A&R MAA, and (b) all ListCo Class A Ordinary Shares and all ListCo Class B Ordinary Shares in the authorized share capital of the Company (including all issued and outstanding ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares, and all authorized but unissued ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares) shall be re-designated as ListCo Ordinary Shares, effective immediately prior to the Effective Time.
What is the Issuance of Merger Consideration Proposal?
The proposal to authorize and approve the issuance of the Merger Consideration at the Effective Time to holders of ordinary shares of eLMTree issued and outstanding immediately prior to the Effective Time in connection with the Merger.
What is the General Authorization Proposal?
The proposal to authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement and the transactions contemplated thereunder, including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Name Change and the Variation of Share Capital.
What is the Adjournment Proposal?
The proposal is a proposal to permit the Company to adjourn the extraordinary general meeting if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting.
What will happen if the Adjournment Proposal is approved by the Company’s shareholders?
If there are insufficient proxies received at the time of the extraordinary general meeting to approve the Merger Proposal, the Amendment Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Issuance of Merger Consideration Proposal and the General Authorization Proposal, and the Adjournment Proposal is approved at the extraordinary general meeting, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to pass the resolution to be proposed at the extraordinary general meeting. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.
How does the board of directors of the Company recommend that I vote on the proposals?
After careful consideration and upon the unanimous recommendation of the Special Committee, the Board (with Mr. Cen Shi (as Mr. Gang Chen’s proxy), Mr. Chimin Cao and Ms. Yanlai Shi abstaining from voting) recommends that you vote:
FOR the Merger Proposal;
FOR the Amendment Proposal;
FOR the Name Change Proposal;
FOR the Variation of Share Capital Proposal;
FOR the Issuance of Merger Consideration Proposal;
FOR the General Authorization Proposal; and
FOR the Adjournment Proposal.
When do you expect the Merger to be completed?
We anticipate that the Merger will be completed by the end of the third quarter of 2023. In order to complete the Merger, we must obtain shareholder approval of the Merger at the extraordinary general meeting and the other closing conditions under the Merger Agreement must be satisfied or waived in accordance with the Merger Agreement, including but not limited to the Completion of CFIUS Process (as defined in the Merger Agreement).
What happens if the Merger is not completed?
If the Company’s shareholders do not authorize and approve the Merger Agreement and the transactions contemplated thereunder, including the Merger, or if the Merger is not completed for any other reason, the Company will remain an independent public company and the ADSs will continue to be listed and traded on the NYSE and registered under the Exchange Act, and NetDragon will not become the controlling shareholder of the Company.
Am I entitled to appraisal or dissenters’ rights in connection with the Merger Proposal?
No appraisal or dissenters’ rights are available to the Company’s shareholders under the Companies Act of the Cayman Islands or the fifth amended and restated memorandum and articles of association of the Company in connection with the types of actions contemplated under the Merger Proposal. As a result, holders of Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

Do any of the Company’s directors or executive officers have interests in the Merger that may differ from those of other shareholders?
Yes. Some of the Company’s directors or executive officers have interests in the Merger that may differ from those of other shareholders. See “Proposal I: The Merger Proposal — Interests of the Company’s Directors and Executive Officers in the Merger” beginning on page 54 for a more detailed discussion of how some of the Company’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of the Company’s shareholders generally.
Who can vote at the extraordinary general meeting of shareholders of the Company? What constitutes a quorum?
Holders of record of Shares at the close of business in the Cayman Islands on August 7, 2023, which we refer to as the “record date,” are entitled to notice of and to vote at the extraordinary general meeting. Holders of record of Shares on the record date are entitled to one vote for each ListCo Class A Ordinary Share and ten (10) votes for each ListCo Class B Ordinary Share at the extraordinary general meeting on the Merger Proposal, the Amendment Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Issuance of Merger Consideration Proposal, the General Authorization Proposal and the Adjournment Proposal. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the meeting will demand poll voting at the meeting.
The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is August 7, 2023. Only ADS holders of the Company at the close of business in New York City on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting.
The presence, in person, by proxy or by corporate representative, of one or more shareholders who together hold Shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding Shares that carry the right to vote at such meeting shall constitute a quorum for the extraordinary general meeting. Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.
What vote is required to approve each of the proposals?
The approval of the Merger Proposal requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.
The approval of the Amendment Proposal requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.
The approval of the Name Change Proposal requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.
The approval of the Variation of Share Capital Proposal requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.
The approval of the Issuance of Merger Consideration Proposal requires a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.
The approval of the General Authorization Proposal requires a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Adjournment Proposal requires a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.
How do I vote or change my vote?
Voting of Shares
If you own Shares, you may vote by proxy or in person at the extraordinary general meeting.
Voting in Person — If you hold Shares in your name as a shareholder of record and plan to attend the extraordinary general meeting and wish to vote in person, please bring proof of identification with you to the extraordinary general meeting. Even if you plan to attend the extraordinary general meeting, we strongly encourage you to submit a proxy for your Shares in advance as described below, so your vote will be counted if you later decide not to attend. If your Shares are held in “street name,” which means your Shares are held of record by a broker, bank or other nominee, and you wish to vote at the extraordinary general meeting, you must bring to the extraordinary general meeting a proxy from the record holder of the Shares (your broker, bank or nominee) authorizing you to vote at the extraordinary general meeting. To do this, you should contact your broker, bank or nominee.
Voting by Proxy — If you hold Shares in your name as a shareholder of record, then you will receive the notice for the extraordinary general meeting and a proxy card from us. You may submit a proxy for your Shares by mail without attending the extraordinary general meeting by completing, signing, dating and returning the proxy card to the Company at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China, Attention: Investor Relations, no later than September 9, 2023 at 10:00 a.m. (Beijing time). If you hold Shares in “street name” through a broker, bank or other nominee, then you will receive the notice for the extraordinary general meeting from the broker, bank or nominee, along with the broker, bank or nominee’s voting instructions. You should instruct your broker, bank or other nominee on how to vote your Shares using the voting instructions provided. All Shares represented by properly executed proxies received in time for the extraordinary general meeting will be voted in the manner specified by the shareholders giving those proxies. Properly executed proxies that do not contain specific voting instructions will be voted “FOR” the Merger Proposal, “FOR” the Amendment Proposal, “FOR” the Name Change Proposal, “FOR” the Variation of Share Capital Proposal, “FOR” the Issuance of Merger Consideration Proposal, “FOR” the General Authorization Proposal and “FOR” the Adjournment Proposal.
Revocation of Proxy — Submitting a proxy on the enclosed form does not preclude a shareholder from voting in person at the extraordinary general meeting. If you hold your Shares in your name as shareholder of record, you may revoke a proxy at any time at least two hours prior to the commencement of the extraordinary general meeting by written notice of revocation or by subsequently submitting a duly executed proxy with a later date to the Company’s Investor Relations Department, at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China, Attention: Investor Relations, no later than September 9, 2023 at 10:00 a.m. (Beijing time), or by attending the extraordinary general meeting and voting in person. A shareholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the shareholder’s previous proxy. Attendance at the extraordinary general meeting without voting will not by itself revoke a proxy. If your Shares are held in street name through a broker, bank or other nominee, you must contact your broker, bank or nominee to revoke your proxy.
Voting of ADS Voting Instructions — If you own ADSs, you cannot vote at the meeting directly, but you may instruct the ADS depositary (whose nominee is the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADS at the close of business in New York City on August 7, 2023, the ADS record date, a depositary notice and an ADS voting instruction card, the forms of which are attached as Annex G and Annex H to this proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS depositary in accordance with the instructions printed thereon and in the depositary notice, as soon as possible and, in any event, no later than 10:00 a.m. (New York City time) on September 5, 2023 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions.
Revocation of ADS Voting Instructions — Registered holders of our ADSs who are on the books of the ADS depositary may revise their voting instructions by completing, dating and submitting a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS depositary to be received any time prior to 10:00 a.m. (New York City time) on September 5, 2023.
If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below.
If my Shares or my ADSs are held in a brokerage account, will my broker vote my Shares for me?
Your broker, bank or other nominee will only be permitted to vote the Shares represented by your ADSs on your behalf or to give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the Shares represented by your ADSs.
How are proxies solicited and what is the cost of soliciting proxies?
This proxy solicitation is being made and paid for by the Company on behalf of the Board. The Company will bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. The Company’s directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of- pocket expenses incurred in connection therewith. We will reimburse the ADS depositary, Citibank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.
What should I do if I receive more than one set of voting materials?
You may receive more than one set of voting materials, including multiple proxy or voting instruction cards. For example, if you hold your Shares or ADSs in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares or ADSs. If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.
What do I need to do now?
We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affect you as a shareholder. After you have done so, please vote as soon as possible.
Who can help answer my other questions?
If you have more questions about the Merger Proposal, the Amendment Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Issuance of Merger Consideration Proposal, the General Authorization Proposal or the Adjournment Proposal, need assistance in submitting your proxy or voting your Shares or ADSs, or need additional copies of the proxy card or ADS voting instructions card, you should contact the Company’s Investor Relations Department in writing at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China. Attention: Investor Relations, or call our Investor Relations Department at +86 10-8767 5752.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
Market Information
On September 26, 2017, our ADSs commenced trading on the New York Stock Exchange under the symbol “RYB.” On May 24, 2022, our ADSs began trading under the symbol “GEHI.” On April 17, 2023, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the closing price per ADS was US$13.80. On July 28, 2023, the last practicable date prior to the date of the proxy statement, the closing price per ADS was US$13.10. The market price of the ADSs is subject to fluctuation. You are encouraged to obtain current market quotations for the ADSs in connection with voting your Shares.
eLMTree is and will be a privately-held company before the Closing and its securities do not trade on any exchange.
Dividend Policy
The Company has not declared or paid any cash dividends. However, we expect to make a cash dividend distribution on our Shares, conditional upon the Closing, and expect to declare such cash dividend before the Closing. The terms and conditions of the cash dividend have not been finalized and are subject to change. We intend to pay dividends in an amount equal to the portion of the net cash of the Company exceeding US$15,000,000.
eLMTree intends to retain any future earnings to finance the operation and expansion of its business, and it does not expect to declare or pay any dividends in the foreseeable future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, related to the Company, eLMTree and the Merger. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s or eLMTree’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” below. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would,” and similar expressions intended to identify forward-looking statements.
Forward-looking statements contained in this proxy statement are based on current expectations and beliefs concerning the future developments and events and are subject to risks and uncertainties. These forward-looking statements involve known and unknown risks, uncertainties, or other assumptions that may cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements, include, among other things as noted above and in the Risk Factors section beginning on page 26:
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uncertainty as to the Company’s or eLMTree’s ability to continuously develop new technology, services and products and keep up with changes in the industries that they operate;

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uncertainty with respect to the expected growth of interactive displays industry and online education platform industry and eLMTree’s future business development;

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uncertainty with respect to the expected growth of the early childhood education industry and the Company’s future business development;

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uncertainty regarding the Company’s or eLMTree’s expected growth in demand and market acceptance, for its products and services;

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uncertainty as to the Company’s or eLMTree’s ability to protect and enforce its intellectual property rights;

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uncertainty as to the Company’s or eLMTree’s ability to attract and retain qualified executives and personnel;

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uncertainty around global economy and its effect on the Company’s or eLMTree’s operation, and the Company’s or eLMTree’s ability to obtain adequate financing for its planned capital expenditure requirements;

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uncertainty as to the Company’s expectations regarding its relationships with the divested kindergartens, educational service customers, kindergartens operated by the franchisees, students and their parents, business partners and other stakeholders;

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uncertainty as to the competition in the Company’s and eLMTree’s industries;

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uncertainties as the relevant government policies and regulations relating to the Company’s and eLMTree’s industries;

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the effect of the Merger on the ability of the Company or eLMTree to maintain relationships with its customers, business partners and others with whom the Company or eLMTree does business, or on the Company’s or eLMTree’s operating results and business generally;

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risks that the Merger may disrupt current business plans and operations;

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the ability of the parties to consummate the Merger on a timely basis or at all;

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uncertainty relating to the satisfaction of the conditions precedent to consummation of the Merger, at all or in a timely manner; and

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the ability to achieve anticipated benefits of the Merger.

Forward-looking statements represent our estimates and assumptions only as of the date of this proxy statement. You should not rely upon forward-looking statements as predictions of future events. You should read this proxy statement and the documents that we reference and file as exhibits to this proxy statement completely and with the understanding that our actual future results may be materially different from what we expect, and the closing of the Merger may not occur. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

RISK FACTORS
You should carefully consider the risks described below, and all of the other information contained in or incorporated by reference into this proxy statement including the matters and risk factors discussed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 and as further updated from time to time by the Company’s subsequent filings with the SEC, which are incorporated by reference into this proxy statement. Any of these risks could have a material and adverse effect on the Company’s business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment. You should read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this proxy statement.
Risks Related to the Business and Industry of eLMTree
Unfavorable global economic or political conditions, including the ongoing conflict between Russia and Ukraine may adversely affect eLMTree’s business, financial condition, or results of operations.
eLMTree’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets as well as geo-political conditions. Inflation rates, particularly in the United States, have increased recently to levels not seen in years. Increased inflation may result in increased operating costs (including eLMTree’s labor costs), reduced liquidity, and limitations on its ability to access credit or otherwise raise debt and equity capital. In addition, the United States Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks, which may impact eLMTree’s ability to raise additional capital in the future. The March 2023 failure of Silicon Valley Bank and the recent failure of other regional and national banking institutions and its potential near- and long-term effects on the overall banking industry, may also adversely affect our operations and stock price. In addition, U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions with China and the military conflict between Russia and Ukraine.
On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops began. Although the length and impact of the ongoing military conflict remains highly unpredictable, the conflict in Ukraine has led to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions. While neither Ukraine nor Russia is a key supplier of eLMTree’s, the scope, intensity, duration and outcome of the ongoing war is uncertain and its continuation or escalation could have a material adverse effect on eLMTree’s business due to the general impact on the global supply chain and prices of certain commodities or other factors related to the conflict or perception thereof.
eLMTree insures itself against many types of risks; however, while this insurance may mitigate certain of the risks associated with general market disruptions, including the risk related to the banking system and the ongoing war in Ukraine, its level of insurance may not cover all losses it could potentially incur. The potential effects of these conditions could have a material adverse effect on eLMTree’s business, results of operations and financial condition.
The pro forma results may not be indicative of eLMTree’s future performance or financial condition.
The unaudited pro forma combined financial information in this proxy statement may not be indicative of what our operating results would have been for the periods presented had the proposed Merger taken place on the dates indicated or of our future operating results. In addition, the unaudited pro forma combined statements of operations included in this proxy statement reflect amortization of the preliminary estimates of the values of assets acquired, and those values could differ materially once we complete our final valuations of these assets.
eLMTree generates a substantial portion of its revenue from the sale of display products, and any significant reduction in sales of these products would materially harm its business.
For the year ended December 31, 2022, eLMTree generated majority of its revenue from sales of Interactive Flat Panel Display (IFPD) products. A decrease in demand for eLMTree’s interactive flat panel displays would significantly reduce its revenue. If any of its competitors introduces attractive alternatives to their interactive flat panel displays, eLMTree could experience a significant decrease in sales as customers migrate to those alternative products.
As a result of market saturation, eLMTree’s future sales of interactive displays in developed markets may slow or decrease.
As a result of the high levels of penetration in developed markets, the education market for interactive flat panel displays in the U.S., U.K., Denmark, and the Netherlands may reach saturation levels. Future sales growth in those markets and other developed markets with similar penetration levels may, as a result, be difficult to achieve, and eLMTree’s sales of interactive flat panel displays may decline in those countries. If eLMTree is unable to replace the revenue and earnings that is has historically derived from sales of interactive flat panel displays to the education market in these developed markets, eLMTree’s business, financial condition and results of operations may be materially adversely affected.
eLMTree’s business is subject to seasonal fluctuations, which may cause its operating results to fluctuate from quarter-to-quarter and adversely affect its working capital and liquidity throughout the year.
eLMTree’s revenues and operating results normally fluctuate as a result of seasonal variations in its business, driven largely by the purchasing cycles of the educational market. Traditionally, the bulk of expenditures by school districts occur in the second and third calendar quarters after receipt of budget allocations. eLMTree expects quarterly fluctuations in its revenues and operating results to continue. These fluctuations could result in volatility and adversely affect its cash flow. As eLMTree’s business grows, these seasonal fluctuations may become more pronounced. As a result, eLMTree believes that sequential quarterly comparisons of its financial results may not provide an accurate assessment of its financial position.
Fluctuations in Currency Exchange Rates.
eLMTree is subject to inherent risks attributed to operating in a global economy. eLMTree generates 70% of its revenue in the United States, and 30% of its revenue from outside of the United States, and the majority of its international sales are denominated in foreign currencies. As a result, any movement in the exchange rates between U.S. dollars and the currencies in which eLMTree conducts sales in foreign countries may affect its performance. For example, fluctuations in foreign currencies such as the Sterling, Euro, Chinese Yuan, Thai Baht, and Indian Rupee could have an impact on eLMTree’s net revenue and operating results. Gains or losses from the revaluation of certain cash balances, accounts receivable, and intercompany balances that are denominated in these currencies will then also impact eLMTree net (loss) income.
eLMTree relies on highly skilled personnel, and, if they are unable to attract, retain or motivate qualified personnel, eLMTree may not be able to operate its business effectively.
eLMTree’s success depends in large part on continued employment of senior management and key personnel who can effectively operate its business, as well as its ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the high-technology industry and eLMTree may not be able to attract or retain highly qualified personnel in the future. In making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity awards they would receive in connection with their employment. eLMTree’s long-term incentive program may not be attractive enough or perform sufficiently to attract or retain qualified personnel. When we complete the Merger, organizational changes may lead to the departure of key personnel from eLMTree’s business.
If any of the employees leaves eLMTree, and eLMTree fails to effectively manage a transition to new personnel, or if it fails to attract and retain qualified and experienced professionals on acceptable terms, eLMTree’s business, financial condition and results of operations could be adversely affected.
eLMTree’s success also depends on having highly trained financial, technical, recruiting, sales and marketing personnel. eLMTree will need to continue to hire additional personnel as its business grows. A shortage in the number of people with these skills or eLMTree’s failure to attract them to eLMTree could impede its ability to increase revenues from its existing products and services, ensure full compliance with federal and state regulations, or launch new product offerings and would have an adverse effect on its business and financial results.
eLMTree relies on third-party contractors located in China (including contractors employed by NetDragon affiliated companies) and other countries outside the U.S. for development or its products, which exposes it to risks associated with doing business in that geographic area. If eLMTree is not able to continue to use those third-party contractors, its business, financial conditions, and results of operations may be adversely affected.
eLMTree uses third-party contractors including contractors employed by NetDragon affiliated companies, who are located in China and other countries outside the U.S. to develop current and future product lines, which exposes it to risks associated with reliance on third-party contractors, including but not limited to:
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the failure of the third party to develop eLMTree’s products according to agreed schedule, or at all, including if eLMTree’s third-party contractors give greater priority to the supply of other products over eLMTree’s products or otherwise do not satisfactorily perform according to the terms of the agreements between eLMTree and them;

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the termination or nonrenewal of arrangements or agreements by eLMTree’s third-party contractors at a time that is costly or inconvenient for eLMTree;

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the breach by the third-party contractors of eLMTree’s agreements with them;

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the failure of third-party contractors to comply with applicable regulatory requirements;

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the failure of the third party to develop eLMTree’s products according to its specifications;

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the misappropriation or unauthorized disclosure of eLMTree’s intellectual property or other proprietary information, including eLMTree’s trade secrets and know-how.

In particular, eLMTree has relied on third party contractors, including contractors employed by NetDragon affiliated companies, who are located in China to develop current and future product lines, and it expects to continue to use such third party contractors. Any disruption in production or inability of the third-party contractors in China to develop products that meet eLMTree’s needs, whether as a result of a natural disaster, pandemics, trade disruptions or other causes, could impair eLMTree’s ability to operate its business on a day-to-day basis and to continue development of its product lines. For example, the Uyghur Forced Labor Prevention Act bans imports from China’s Xinjiang region unless it can be shown that the goods were not produced using forced labor and this legislation may have an adverse effect on global supply chains which could adversely impact eLMTree’s business and results of operations.
eLMTree operates in a highly competitive industry, and if it is not able to maintain or increase its market share, its business, financial condition and results of operations may be adversely affected.
eLMTree is engaged in the interactive education industry. It faces substantial competition from developers, manufacturers and distributors of interactive learning products and solutions, including interactive whiteboards, interactive flat panel displays and any new product that it may offer in the future. The industry is highly competitive and characterized by frequent product introductions and rapid technological advances. These advances include, for example, substantially increased capabilities and use of interactive whiteboards, interactive flat panel displays and micro-computer based logging technologies and combinations of them. eLMTree faces increased competition from companies with strong positions in certain markets it serves, and in new markets and regions that it may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive flat panel displays and associated products. Increased competition (particularly from Chinese manufacturers) or other competitive pressures have and may continue to result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on eLMTree’s business, financial condition or results of operations.
Some of eLMTree’s customers are required to purchase equipment by soliciting proposals from a number of sources and, in some cases, are required to purchase from the lowest bidder. While eLMTree attempts to price its products competitively based upon the relative features they offer, eLMTree’s competitors’ prices and other factors, eLMTree is often not the lowest bidder and may lose sales to lower bidders.
Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively and faster than we can or devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of customers. If these interactive display competitors or other substitute or alternative technology competitors acquire significantly increased market share, it could have a material adverse effect on eLMTree’s business, financial condition or results of operations.
If eLMTree is unable to continually enhance its products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, its business will be harmed.
The market for interactive learning and collaboration solutions is still emerging and evolving. It is characterized by rapid technological change and frequent new product introductions, many of which may compete with, be considered as alternatives to or replace eLMTree’s interactive flat panel displays, such as tablet computers. Accordingly, eLMTree’s future success will depend upon its ability to enhance our products and to develop, introduce and sell new technologies and products offering enhanced performance and functionality at competitive prices and in a timely manner.
The development of new technologies and products involves time, substantial costs and risks. eLMTree’s ability to successfully develop new technologies will depend in large measure on its ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry. The success of new product introductions depends on a number of factors, including allocating sufficient research and development funding, allocating sufficient human resources, timely and successful product development, market acceptance, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of components in appropriate quantities and costs to meet anticipated demand, the risk that new products may have quality or other defects and eLMTree’s ability to manage distribution and production issues related to new product introductions. If eLMTree is unsuccessful in selling the new products that it develops and introduce, or any future products that it may develop, eLMTree may carry obsolete inventory and have reduced available working capital for the development of other new technologies and products.
If eLMTree are unable, for any reason, to enhance existing products and or develop, introduce and sell new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, our business will be harmed.
A failure to keep pace with developments in technology could impair eLMTree’s operations or competitive position.
eLMTree’s business continues to demand the use of sophisticated systems and technology. These systems and technologies must be refined, updated and replaced with more advanced systems on a regular basis in order for eLMTree to meet its customers’ demands and expectations. eLMTree will need to respond to technological advances and emerging industry standards in a cost-effective and timely manner in order to remain competitive. The need to respond to technological changes may require eLMTree to make substantial, unanticipated expenditures. There can be no assurance that eLMTree will be able to respond successfully to technological change. If eLMTree is unable to respond to technological changes and meet customers’ demands and expectations in a timely basis or within reasonable cost parameters, or if eLMTree is unable to appropriately and timely train its employees to operate any of these new systems, its business could suffer. It also may not achieve the benefits that it anticipates from any new system or technology, and a failure to do so could result in higher than anticipated costs or could impair eLMTree’s operating results.
eLMTree may not be successful in its strategy to increase sales in the business/corporate and government market.
A significant portion of eLMTree’s revenue has been derived from sales to the education market. eLMTree’s business strategy contemplates expanding its sales in both the education market, as well as to the corporate and government training sectors. Successful expansion into the corporate and government markets will require eLMTree to develop a unique offering specifically for the corporate market and to develop or acquire new software or partner with a third party to provide software that is attractive specifically to corporate customers. Additionally, eLMTree will be required to augment and develop new distribution and reseller relationships, and eLMTree may not be successful in developing those relationships. In addition, widespread acceptance of its interactive solutions may not occur due to lack of familiarity with how eLMTree’s products work, the perception that its products are difficult to use and a lack of appreciation of the contribution they can make in the corporate and government markets. In addition, the Promethean brands may be less recognized in these markets as compared to the education market (as described in more detail in “Information About eLMTree.”). A key part of eLMTree’s strategy to grow in the corporate and government market is to develop strategic alliances with companies in the unified communications and collaboration sector, and there can be no assurance that these alliances will help eLMTree to successfully grow its sales in such market.
Furthermore, eLMTree’s ability to successfully grow in the corporate and government market depends upon revenue and cash flows derived from sales to the education market. As the education market represents a significant portion of eLMTree’s revenue and cash flow, eLMTree utilizes cash from sales in the education market for its operating expenses. If eLMTree cannot continue to augment and develop new distributor and reseller relationships, market its brand, develop strategic alliances and innovate new technologies, eLMTree may not be successful in its strategy to grow in the corporate and government market.
eLMTree faces significant challenges growing its sales in foreign markets.
For eLMTree’s products to gain broad acceptance in all markets, it may need to develop customized solutions specifically designed for each country in which it seeks to grow its sales and to sell those solutions at prices that are competitive in that country. If it is not able to develop, or chooses not to support, customized products and solutions for use in a particular country, it may be unable to compete successfully in that country and its sales growth in that country will be adversely affected.
Growth in many foreign countries will require eLMTree to price its products competitively in those countries. In certain developing countries, eLMTree has been and may continue to be required to sell its products at prices significantly below those that we are currently charging in developed countries. Such pricing pressures could reduce its gross margins and adversely affect its revenue.
eLMTree’s customers’ experience with its products will be directly affected by the availability and quality of its customers’ internet access. eLMTree is unable to control broadband penetration rates, and, to the extent that broadband growth in emerging markets slows, its growth in international markets could be hindered.
In addition, eLMTree may face lengthy and unpredictable sales cycles in foreign markets, particularly in countries with centralized decision making. In these countries, particularly in connection with significant technology product purchases, eLMTree has experienced recurrent requests for proposals, significant delays in the decision making process and, in some cases, indefinite deferrals of purchases or cancellations of requests for proposals. If eLMTree is unable to overcome these challenges, the growth of its sales in these markets would be adversely affected, and it may incur unrecovered marketing costs, impairing its profitability.
eLMTree invests in research and development, and to the extent its research and development investments do not translate into new solutions or material enhancements to its current solutions, or if eLMTree does not use those investments efficiently, or such investments are not sufficient, its business and results of operations would be harmed.
A key element of eLMTree’s strategy is to invest in its research and development efforts to develop new products and improve and enhance its existing solutions to address additional applications and markets. If eLMTree does not spend its research and development budget efficiently or effectively on compelling innovation and technologies or if eLMTree does not invest enough in R&D, its business may be harmed and it may not realize the expected benefits of its strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause eLMTree to experience delays between the time it incurs expenses associated with research and development and the time it is able to offer compelling solutions and generate revenue, if any, from such investment. As a result of R&D cycles sometimes being delayed, there is a risk that employees working on those projects could exit the business midstream resulting in further delays in order to get new hires or existing employees up to speed on the projects. Additionally, anticipated customer demand for products or solutions that eLMTree is developing could decrease after the development cycle has commenced, rendering it unable to recover substantial costs associated with the development of such product or solution. If eLMTree expends a significant amount of resources on research and development and its efforts do not lead to the successful introduction or improvement of solutions that are competitive in its current or future markets, or if eLMTree does not invest sufficiently on research and development efforts, it would harm eLMTree’s business and results of operations.
eLMTree may have difficulty in entering into and maintaining strategic alliances with large established third parties.
eLMTree has entered into and it may continue to enter into strategic alliances with third parties to gain access to new and innovative technologies and markets. These parties are often large, established companies. Negotiating and performing under these arrangements involves significant time and expense, and it may not have sufficient resources to devote to its strategic alliances, particularly those with companies that have significantly greater financial and other resources than eLMTree does. The anticipated benefits of these arrangements may never materialize, and performing under these arrangements may adversely affect eLMTree’s results of operations.
eLMTree is dependent on a limited number of third-party manufacturers and key suppliers for the components used in its products. eLMTree’s suppliers may not be able to always supply components or products to it on a timely basis and on favorable terms, and as a result, its dependency on third party suppliers has adversely affected its revenue and may continue to do so.
eLMTree does not manufacture any of the products it sells and distributes and, therefore, relies on its suppliers for all products and components and depends on obtaining adequate supplies of quality components on a timely basis with favorable terms. Some of those components, as well as certain complete products that it sells are provided to eLMTree by only one key supplier or contract manufacturer. eLMTree is subject to disruptions in its operations if its sole or limited supply contract manufacturers decrease or stop production of components and products, or if such suppliers and contract manufacturers do not produce components and products of sufficient quantity. Alternative sources for its components are not always available. Many of its products and components are manufactured overseas. A good example of this are microchips. Like so many other technologies which have computing devices, Promethean is subject to the same supply chain issues which have arisen in the last couple of years related to microchip shortages as a result of the COVID-19 pandemic. Long lead times, and events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of eLMTree’s products or components. Furthermore, due to the impacts of the COVID-19 pandemic, eLMTree may experience material adverse impacts on its supply chain.
In the event eLMTree needs to and is unable to timely replace a major supplier with a supplier on substantially equivalent terms, it may be unlikely to meet demand for its products, which may materially adversely affect its business, financial condition and results of operations.
In addition, reliance on third-party manufacturers and suppliers entails risks to which eLMTree would not be subject if it manufactured the components for its products itself, including:
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reliance on the third parties for regulatory compliance and quality assurance;

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the possible breach of the manufacturing agreements by the third parties because of factors beyond eLMTree’s control or the insolvency of any of these third parties or other financial difficulties, labor unrest, natural disasters or other factors adversely affecting their ability to conduct their business; and

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possibility of termination or non-renewal of the agreements by the third parties, at a time that is costly or inconvenient for eLMTree, because of its breach of the manufacturing agreement or based on its own business priorities.

If eLMTree’s contract manufacturers or its suppliers fail to deliver the required commercial quantities of its components required for its products on a timely basis and at commercially reasonable prices, and eLMTree is unable to find one or more replacement manufacturers or suppliers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis,

eLMTree would likely be unable to meet demand for its products, and it would lose potential revenue. It may also take a significant period of time to establish an alternative source of supply for eLMTree’s components.
eLMTree, like so many other technology companies, relies on microchips and other components to develop its product line, which face global shortage and supply chain issues, which could negatively affect its business, financial condition, and results of operations.
eLMTree relies on microchips and other components to develop its product line and the global chip shortage and supply chain constraints resulting from the COVID-19 pandemic have impacted its ability to deliver products in a timely manner and have increased its cost of sales due to rising prices for materials. This shortage may persist for an indefinite period of time. Inventory shortages caused by the global microchip shortage makes eLMTree highly susceptible to supply chain issues, long lead times for components, each of which could disrupt or delay its scheduled product deliveries to its customers, resulting in inventory shortage, causing loss of sales and customers or increase in component costs resulting in lower gross margins and free cash flow that could negatively affect our business, financial condition and results of operations.
An information security incident, including a cybersecurity breach (whether the incident or breach is eLMTree’s or one of eLMTree’s vendors), could have a negative impact on eLMTree’s business or reputation.
To meet business objectives, eLMTree relies on both internal information technology (IT) systems and networks, and those of third parties and their vendors, to process and store sensitive data, including confidential research, business plans, financial information, intellectual property, and personal data that may be subject to legal protection. The extensive information security and cybersecurity threats, which affect companies globally, pose a risk to the security and availability of these IT systems and networks, and the confidentiality, integrity and availability of our sensitive data. eLMTree continually assesses these threats and makes investments to increase internal protection, detection and response capabilities, as well as ensure its third-party providers have required capabilities and controls to address these risks. To date, eLMTree has not experienced any material impact to the business or operations resulting from information or cybersecurity attacks; however, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential for eLMTree to be adversely impacted. This impact could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action. Promethean maintains cybersecurity insurance in the event of an information security or cyber incident for material legal entities; however, the coverage may not be sufficient to cover all financial losses or such losses may impact legal entities without cybersecurity insurance.
In addition, the risk of cybersecurity incidents has increased in connection with the ongoing war, driven by justifications such as retaliation for the sanctions imposed in conjunction with the war, or in response to certain companies’ continued operations in Russia. For example, the war has been accompanied by cyberattacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect eLMTree’s operations and could increase the frequency and severity of cyber-based attacks against eLMTree’s information technology systems. While eLMTree has taken actions to mitigate such potential risks, the proliferation of malware from the war into systems unrelated to the war or cyberattacks against U.S. companies in retaliation for U.S. sanctions against Russia or U.S. support of Ukraine, could also adversely affect its operations.
Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on eLMTree’s results of operations.
eLMTree is subject to regulations and laws specific to the education sector because it offers solutions and services to students, collects data from students, and offers education and training. Data privacy and security with respect to the collection of personally identifiable information from students continues to be a focus of worldwide legislation and regulation. This includes significant regulation in the European Union (the “EU”), and legislation and compliance requirements in various jurisdictions around the world. Within the United States, dozens of states have enacted legislation that goes beyond any federal requirements relating to the collection and use of personally identifiable information and other data from minors. Examples include statutes adopted by the State of California and most other states that require online services to report certain breaches of the security of personal data and a California statute that requires companies to provide choice to California customers about whether their personal data is disclosed to direct marketers or to report to California customers when their personal data has been disclosed to direct marketers. In this regard, there are a large number of legislative proposals before the U.S. Congress and various state legislative bodies regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm eLMTree’s business through a decrease in student registrations and revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before students can utilize eLMTree’s services. eLMTree posts its privacy policies and practices concerning the use and disclosure of student data on its website. However, any failure by eLMTree to comply with its posted privacy policies, FTC requirements or other privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies or by private litigants that could potentially harm its business, results of operations, and financial condition.
eLMTree plans to offer products which feature artificial intelligence (AI). As this technology is new and developing, it may present both compliance risks and reputational risks, and may require strategic investments. eLMTree will need to maintain its competitiveness and any failure to adapt to technological developments or industry trends could harm its business. In addition, regulation and fear associated with use of AI enabled products could result in customers refraining from purchasing eLMTree products which could potentially harm its business, results of operations, and financial condition.
eLMTree plans to offer products and possibly services which feature artificial intelligence (AI) as a component. Given the rapid developments in artificial intelligence it is likely that the education market has not kept up with that development and will thus lag behind other markets in terms of adoption of products which contain AI features and functionality. AI algorithms require massive amounts of data in order to learn and become intelligent enough to be effective. There is a natural suspicion that (i) AI technology may collect data, specifically personal data which is not permitted under applicable law, (ii) AI technology may produce images and text which might infringe on the IP ownership rights of other parties, and (iii) that AI technology may use inaccurate or unreliable data to generate the AI thus resulting in inaccurate results or ineffective uses. It is possible that the education market will be cautious in purchasing products which have an AI component for fear that they will inadvertently run afoul of applicable data privacy laws or infringe on third party intellectual property. Furthermore, AI algorithms are based on machine learning and predictive analytics, which can create unintended biases and discriminatory outcomes. eLMTree will continue to implement measures to address algorithmic bias. However, there is always a risk that algorithms could produce discriminatory or unexpected results or behaviors (e.g., hallucinatory behavior) that could harm eLMTree’s reputation, business, customers, or stakeholders. In addition, the use of AI involves significant technical complexity and requires specialized expertise, which presents risks and challenges (e.g. algorithms may be flawed, datasets may be insufficient, etc.). Any disruption or failure in eLMTree’s AI systems or infrastructure could result in delays or errors in our operations, which could harm our business, results of operations and financial results. Any imposed halt in the development of AI systems or infrastructure could also harm eLMTree’s business, results of operations and financial results. If eLMTree does not sufficiently invest in new technology and industry developments such as generative AI, or if it does not make the right strategic investments to respond to these developments and successfully drive innovation, eLMTree’s services and solutions, its ability to generate demand for services, attract and retain clients, and its ability to develop and achieve a competitive advantage and continue to grow could be negatively affected. In addition, the emergence of competitors who may be able to optimize products, services or strategies that use advanced computing such as cloud computing, as well as other technological changes and developing technologies, such as machine learning and artificial intelligence, have, and will mandate eLMTree to make new and costly investments. Transitioning to new technologies may be disruptive to resources and the services eLMTree provides, and may increase its reliance on third party service providers. eLMTree may not be successful, or may be less successful than its current or new competitors, in developing technology that operates effectively across multiple devices and platforms and that is appealing to its customers, either of which would negatively affect its business and financial performance. Moreover, given the rapid pace at which AI has advanced, there has been a push by legislators and even the private sector to consider regulation of AI such that it is not used in a potentially harmful way. The potential for regulation and the fears and suspicions associated with use of AI enabled products could result in customers refraining from purchasing eLMTree products which could potentially harm its business, results of operations, and financial condition.

eLMTree is subject to claims, suits, government investigations, other proceedings, and consent decrees, including a recent permanent injunction order issued by the FTC against Edmodo, a wholly owned subsidiary of Best Assistant that will be included in the Spin-Off Business to be transferred to eLMTree, regarding alleged violations of the Children’s Online Privacy Protection Act (COPPA), the Children’s Online Privacy Protection Rule (COPPA Rule), and the Federal Trade Commission Act. Orders similar to this can result in further scrutiny and further requirements imposed on the business which may result in limitations to eLMTree’s operations which may materially and adversely affect its business, financial condition, and results of operations.
eLMTree is subject to claims, suits, government investigations, other proceedings, and consent decrees involving competition, intellectual property, data privacy and security, consumer protection, tax, labor and employment, commercial disputes, content generated by its users, and, in connection with its discontinued Edmodo platform, goods and services offered by advertisers or publishers using that platform, and the acquisition of Edmodo by NetDragon, and other matters. Due to its manufacturing and sale of an expanded suite of products and services, eLMTree is also subject to a variety of claims including product warranty, product liability, and consumer protection claims related to product defects, among other litigation. eLMTree may also be subject to claims involving health and safety, hazardous materials usage, other environmental effects, or service disruptions or failures.
In June 2020, the FTC issued a civil investigative demand to Edmodo. The matter concerned whether Edmodo violated Children’s Online Privacy Protection Act (COPPA), during the period of 2017-through 2021, as well as whether its current privacy practices were in compliance with these laws. On June 28, 2023, the Department of Justice, together with the FTC passed a permanent injunction against Edmodo to resolve alleged violations of the COPPA. Eventually, Edmodo decided to settle the matter and agreed to a consent order. The FTC thereafter issued a consent order dated June 28, 2023. As of the date of this proxy statement, the United States Edmodo platform has been shut down, however, under the consent order, the Edmodoworld platform will likely remain subject to certain requirements.
Any of these types of legal proceedings can have an adverse effect on eLMTree because of legal costs, diversion of management resources, negative publicity and other factors. Determining reserves for its pending litigation is a complex, fact-intensive process that requires significant judgment by eLMTree. The resolution of one or more such proceedings has resulted in, and may in the future result in, additional substantial fines, penalties, injunctions, and other sanctions that could harm eLMTree’s business, financial condition, and operating results.
Privacy and data protection regulations are complex and rapidly evolving, and eLMTree collects, processes, stores and uses personal information and data, which subjects it to governmental regulation and other legal obligations related to privacy; any failure or alleged failure to comply with these laws could harm its business, reputation, financial condition, and operating results.
Authorities around the world have adopted and are considering a number of legislative and regulatory proposals concerning data protection and limits on encryption of user data. Adverse legal rulings, legislation, or regulation have resulted in, and may continue to result in, fines and orders requiring that eLMTree change its data practices, which could have an adverse effect on its ability to provide services, harming its business operations. Complying with these evolving laws could result in substantial costs and harm the quality of eLMTree’s products and services, negatively affecting its business, and may be particularly challenging during certain times, such as a natural disaster or pandemic. Amongst others, eLMTree is and expects to continue to be subject to the following laws and regulations:
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The General Data Protection Regulation (GDPR), which applies to all of its activities conducted from an establishment in the EU or related to products and services that we offer to EU users or customers, or the monitoring of their behavior in the EU. Ensuring compliance with the range of obligations created by the GDPR is an ongoing commitment that involves substantial costs. If eLMTree’s operations are found to violate the GDPR requirements, it may incur substantial fines, have to change its business practices, and face reputational harm, any of which could have an adverse effect on our business. Serious breaches of the GDPR can result in administrative fines of up to 4% of annual worldwide revenues. Fines of up to 2% of annual worldwide revenues can be levied for other specified violations.

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Various state privacy laws, such as the California Consumer Privacy Act of 2018 (CCPA), which came into effect in January of 2020; the California Privacy Rights Act (CPRA), which went into effect on January of 2023; the Virginia Consumer Data Protection Act (Virginia CDPA), which went into effect on January of 2023; and the Colorado Privacy Act (ColoPA), which will go into effect on July 1, 2023; all of which give new data privacy rights to their respective residents (including, in California, a private right of action in the event of a data breach resulting from eLMTree’s failure to implement and maintain reasonable security procedures and practices) and impose significant obligations on controllers and processors of consumer data.

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SB-327 in California, which regulates the security of data in connection with internet connected devices.

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Many state student data privacy laws which differ from the consumer privacy laws.

Further, eLMTree is subject to evolving laws and regulations that dictate whether, how, and under what circumstances it can transfer, process and/or receive personal data. On July 10, 2023, the European Commission adopted an adequacy decision for the EU-US Data Privacy Framework (“DPF”). The DPF is the successor to the EU-US privacy shield, which the Court of Justice of the European Union (CJEU) declared invalid in 2020. The adequacy decision means that US businesses that self-certify under the DPF no longer require separate data transfer mechanisms in order to transfer personal data from the European Union to the United States. Self-certified companies to the DPF will be able to freely transfer personal data from the European Economic Area to the US without having to conduct a data transfer impact assessment (DTIA) or implement supplemental measures. However, eLMTree which relies on other data transfer mechanisms, such as Standard Contractual Clauses (SCCs), may have to adapt its existing contractual arrangements to meet incorporate DTIA before transferring data. The validity of data transfer mechanisms remains subject to legal, regulatory, and political developments in both Europe and the U.S., such as recent recommendations from the European Data Protection Board, decisions from supervisory authorities, recent proposals for reform of the data transfer mechanisms for transfers of personal data outside the United Kingdom, and potential invalidation of other data transfer mechanisms, which, together with increased enforcement action from supervisory authorities in relation to cross-border transfers of personal data, could have a significant adverse effect on eLMTree’s ability to process and transfer personal data outside of the European Economic Area and/or the United Kingdom.
Incorporating DTIA to the SCCs as well as complying with evolving laws and regulations in this space remains subject to interpretation, including developments which create some uncertainty, and further compliance obligations that could cause eLMTree to incur costs or harm the operations of its products and services in ways that harm eLMTree’s business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data that could increase the cost and complexity of delivering eLMTree’s services and carries the potential of service interruptions in those countries.
eLMTree is subject to risks inherently related to its international operations.
Sales outside the U.S. represented approximately 30% of eLMTree’s revenues for the year ended December 31, 2022. eLMTree has committed, and may continue to commit, significant resources to its international operations and sales and marketing activities.
eLMTree’s significant international operations subject it to several risks related to these international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad, complications in compliance with, and unexpected changes in regulatory requirements, foreign laws, international import and export legislation, trading and investment policies, exchange controls, tariffs and other trade barriers, difficulties in collecting accounts receivable, potential adverse tax consequences, uncertainties of laws, difficulties in protecting, maintaining or enforcing intellectual property rights, difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs, and other factors, depending upon the country involved. Moreover, local laws and customs in many countries differ significantly and compliance with the laws of multiple jurisdictions can be complex, difficult and costly. Risks inherent in eLMTree’s international operations may have a material adverse effect on its business.

eLMTree must comply with the U.S. Foreign Corrupt Practices Act as well as similar applicable anti-bribery laws around the world.
eLMTree is required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery of or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires that eLMTree maintain adequate financial records and internal controls to prevent such prohibited payments. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in countries where eLMTree does business. If eLMTree’s competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving its competitors an advantage in securing business or from government officials who might give them priority in obtaining new business, which would put eLMTree at a disadvantage. If eLMTree’s employees or other agents are found to have engaged in such practices, we could suffer severe penalties.
eLMTree’s worldwide operations subject it to income taxation in many jurisdictions, and it must exercise significant judgment to determine its worldwide financial provision for income taxes. That determination ultimately is an estimate, and, accordingly, eLMTree cannot assure that its historical income tax provisions and accruals will be adequate.
If eLMTree is unable to ship and transport components and final products efficiently and economically across long distances and borders, its business would be harmed.
eLMTree transports significant volumes of components and finished products across long distances and international borders. Any increases in its transportation costs, as a result of increases in the price of oil or otherwise, would increase costs and the final prices of its products to customers. In addition, any increases in customs or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase costs or the final cost of products to customers or decrease margins. Such increases could harm eLMTree’s competitive position and could have a material adverse effect on its business. The laws governing customs and tariffs in many countries are complex and often include substantial penalties for non-compliance. Disputes may arise and could subject eLMTree to material liabilities and have a material adverse effect on its business. It should be noted that the highly charged geopolitical climate between the U.S. and China has already resulted in the imposition of tariffs on the import of many of eLMTree’s products into the U.S. from China. To the extent that China takes any actions that are seen by the U.S. administration to be adverse in nature to the U.S. or its allies, the U.S. could institute additional tariffs or increase existing tariffs which could have a material adverse effect on the business.
If eLMTree’s procedures to ensure compliance with export control laws are ineffective, its business could be harmed.
eLMTree’s extensive international operations and sales are subject to far reaching and complex export control laws and regulations in the United States and elsewhere. Violations of those laws and regulations could have material negative consequences for it including large fines, criminal sanctions, prohibitions on participating in certain transactions and government contracts, sanctions on other companies if they continue to do business with it and adverse publicity.
Defects in eLMTree’s products can be difficult to detect before shipment. If defects occur, they could have a material adverse effect on eLMTree’s business.
eLMTree’s products are highly complex and sophisticated and, from time to time, have contained and may continue to contain design defects or failures including software “bugs” or glitches that are difficult to detect and correct in advance of shipping. The occurrence of errors and defects in our products could result in loss of, or delay in, market acceptance of our products, including harm to our brand, and correcting such errors and failures in our products could require significant expenditure of capital by us. In addition, we are rapidly developing and introducing new products, and new products may have higher rates of errors and defects than our established products. The consequences of such errors, failures and other defects and claims could have a material adverse effect on our business, financial condition, results of operations and our reputation.

eLMTree may not be able to obtain patents or other intellectual property rights necessary to protect its proprietary technology and business.
eLMTree’s commercial success depends to a significant degree upon its ability to develop new or improved technologies and products. Some of those new or improved technologies could be protected for use only by Promethean and Promethean customers by obtaining patents or other intellectual property rights or statutory protection for these technologies and products in the United States and other countries. eLMTree will seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that it considers to have commercial value or that will likely give it a technological advantage. Despite devoting resources to the research and development of proprietary technology, eLMTree may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with pending patent applications, and claims allowed may not be sufficient to allow them to use the inventions that they create exclusively. Furthermore, any patents issued could be challenged, re-examined, held invalid or unenforceable or circumvented and may not provide sufficient protection or a competitive advantage. In addition, despite efforts to protect and maintain patents, competitors and other third parties may be able to design around their patents or develop products similar to eLMTree’s products that are not within the scope of their patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent. The statutory protection term of certain of eLMTree’s material patents may expire soon and, thereafter, the underlying technology of such patents can be used by any third-party including competitors.
Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involving complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in eLMTree’s patents, their enforceability and ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of the United States. Even if eLMTree’s patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that eLMTree may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. eLMTree cannot assure that any of the issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to it.
In addition to patents, eLMTree will rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce its proprietary technology and intellectual property rights in the United States and other countries. However, eLMTree’s ability to protect its brands by registering certain trademarks may be limited. In addition, while eLMTree will generally enter into confidentiality and nondisclosure agreements with its employees, consultants, contract manufacturers, distributors and resellers and with others to attempt to limit access to and distribution of its proprietary and confidential information, it is possible that:
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misappropriation of its proprietary and confidential information, including technology, will nevertheless occur;

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its confidentiality agreements will not be honored or may be rendered unenforceable;

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third parties will independently develop equivalent, superior or competitive technology or products; or

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disputes will arise with its current or future strategic licensees, customers or others concerning the ownership, unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.

eLMTree cannot assure that it will be successful in protecting, maintaining or enforcing its intellectual property rights. If eLMTree is unsuccessful in protecting, maintaining or enforcing its intellectual property rights, then its business, operating results and financial condition could be materially adversely affected, which could:
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adversely affect its relationships with current or future distributors and resellers of its products;

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adversely affect its reputation with customers;

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be time-consuming and expensive to evaluate and defend;

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cause product shipment delays or stoppages;

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divert management’s attention and resources;

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subject eLMTree to significant liabilities and damages;

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require eLMTree to enter into royalty or licensing agreements; or

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require eLMTree to cease certain activities, including the sale of products.

If it is determined that eLMTree has infringed, violated or are infringing or violating a patent or other intellectual property right of any other person or if eLMTree is found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, eLMTree may be prohibited from developing, using, distributing, selling or commercializing certain of its technologies and products unless eLMTree obtains a license from the holder of the patent or other intellectual property right. We cannot assure that eLMTree will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If eLMTree does not obtain such a license or find a cost-efficient workaround, its business, operating results and financial condition could be materially adversely affected, and eLMTree could be required to cease related business operations in some markets and restructure its business to focus on its continuing operations in other markets.
eLMTree’s business may suffer if it is alleged or determined that its technology or another aspect of its business infringes the intellectual property of others.
The markets in which eLMTree will compete are characterized by the existence of many patents and trade secrets and also by litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, in recent years, individuals and groups have purchased patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like eLMTree’s. Also, third parties may make infringement claims against eLMTree that relate to technology developed and owned by one of its suppliers for which eLMTree’s suppliers may or may not indemnify us. Even if eLMTree is indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the extent of such obligations could require additional litigation. Claims of intellectual property infringement against eLMTree or its suppliers might require eLMTree to redesign its products, enter into costly settlements or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting eLMTree from marketing or selling its products or services. If eLMTree cannot or do not license the infringed intellectual property on reasonable terms or at all, or substitute similar intellectual property from another source, its revenue and operating results could be adversely impacted. Additionally, eLMTree’s customers and distributors may not purchase its offerings if they are concerned that they may infringe third party intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage eLMTree’s reputation and cause it to incur significant expenses. The occurrence of any of these events may have a material adverse effect on eLMTree’s business, financial condition and operating results.
If eLMTree is unable to anticipate consumer preferences and successfully develop attractive products, it might not be able to maintain or increase its revenue or achieve profitability.
eLMTree’s success depends on its ability to identify and originate product and industry trends as well as to anticipate and react to change demands and preferences of customers in a timely manner. If eLMTree is unable to introduce new products or technologies in a timely manner or its new products or technologies are not accepted by its customers, eLMTree’s competitors may introduce more attractive products which would adversely impact its competitive position. Failure to respond in a timely manner to changing consumer preferences could lead to, among other things, lower revenues and excess inventory positions of outdated products.
As a result of becoming a public company by virtue of the Merger, eLMTree will be obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in eLMTree and, as a result, the value of the shares of the combined company.
By virtue of the Merger, eLMTree will become a wholly owned subsidiary of GEHI, which is a foreign private issuer with its ADSs listed on the NYSE. Consequently, eLMTree will become a public company and will incur significant legal, accounting and other expenses that it did not incur as a private company prior to the Merger. Although not significant, eLMTree expects the rules and regulations applicable to foreign private issuers to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly.
For example, eLMTree will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting as of the end of the fiscal year. These requirements such as maintaining effective disclosure controls and procedures and internal controls over financial reporting may place a strain on eLMTree’s systems and resources. This assessment will need to include disclosure of any material weaknesses identified by eLMTree’s management in its internal control over financial reporting. eLMTree has not yet commenced the costly and time-consuming process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and it may not be able to complete its evaluation, testing and any required remediation in a timely fashion once initiated. eLMTree’s compliance with Section 404 will require that it incur substantial expenses and expend significant management efforts. eLMTree currently does not have an internal audit group, and it will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. Sustaining its growth also will require eLMTree to commit additional management, operational and financial resources to identify new professionals to join the firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on eLMTree’s business, financial condition, results of operations and cash flows. eLMTree cannot predict or estimate the amount of additional costs it may incur as a result of becoming a wholly owned subsidiary of a public company or the timing of such costs.
eLMTree’s current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. In addition, changes in accounting principles or interpretations could also challenge its internal controls and require that eLMTree establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that it expects or does not operate as intended, it could adversely affect eLMTree’s financial reporting systems and processes, its ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, eLMTree’s business may be harmed if it experiences problems with any new systems and controls that result in delays in implementation or increased costs to correct any post-implementation issues that may arise.
Any failure to maintain internal control over financial reporting of the combined entity could severely inhibit its ability to accurately report its financial condition or results of operations. If eLMTree is unable to conclude that its internal control over financial reporting is effective, it could lose investor confidence in the accuracy and completeness of its financial reports, the market price of the securities of the combined company could decline, and it could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in eLMTree’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict its future access to the capital markets.
Risks Related to the Merger
The Merger involves significant risks and uncertainties that may prevent us from achieving our objectives and harm our financial condition and results of operations.
As part of our growth strategy, we have pursued and intend to continue to pursue selective strategic mergers with, acquisitions of, business combinations with and investments in businesses which we deem to be complementary or beneficial to our existing business. Given the trend of the regulatory environment, the Merger may be subject to more stringent regulations and regulatory approvals. The Merger exposes us to potential risks and uncertainties, including:
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risks associated with the diversion of resources from our existing businesses;

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difficulties in successfully integrating the acquired businesses and managing a larger business;

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failure to achieve expected growth by the acquired businesses;

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inability to generate sufficient revenue to offset the costs and expenses of the acquisitions;

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potential significant goodwill impairment charges;

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high acquisition and financing costs;

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potential ongoing financial obligations and unforeseen or hidden liabilities; and

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potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board.

Our failure to address these uncertainties and risks may have a material adverse effect on our financial condition and results of operations.
The Merger is subject to a number of conditions.
The Merger Agreement contains a number of conditions that must be fulfilled (or waived by the parties) to complete the Merger. These conditions include, among other customary conditions, (a) the approval of the Merger and all other proposals by our shareholders, (b) receipt of certain regulatory approvals including specifically approval of the transaction by the Committee on Foreign Investment in the United States (“CFIUS”), (c) the absence of any order by any governmental authority which has the effect of enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement, (d) the absence of any provision of applicable law prohibiting, enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement, (e) the approval for listing by NYSE, subject to official notice of issuance, of the ordinary shares to be issued in the Merger, (f) subject to certain exceptions, no general suspension or material limitation of trading in the ADSs has been imposed or threatened by the SEC or the NYSE, (g) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of the parties contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement, (h) the absence of a material adverse effect with respect to each of the parties thereto, and (i) the concurrent closing of the Divestiture, the Secondary Sale and the ACP CB Investment.
The required satisfaction (or waiver) of the foregoing conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause us not to realize some or all of the benefits that we expect to achieve. Further, there can be no assurance that the conditions to the closing of the Merger will be satisfied or waived or that the Merger will be completed. The parties will fail to realize any benefits of the Merger should the Closing not occur, and in such event, each party will be subject to the go-forward risks of its respective business, potential reputational and economic harm that may result from a failure to consummate the Merger, and the economic burden of fees and expenses associated with the Merger. In addition, the Company received a letter dated May 8, 2023 from the NYSE, notifying the Company that it is not in compliance with NYSE’s continuing listing standards as the Company’s total market capitalization was less than US$50 million over a 30 trading-day period and the Company’s stockholders’ equity was less than US$50 million. As required by the NYSE Listed Company Manual, we plan to submit a detailed business plan to the NYSE, advising the NYSE of the actions we plan to take, that would demonstrates compliance with NYSE’s continued listing standards within 18 months of receipt of the non-compliance letter. The business plan will be reviewed for final disposition by the Listings Operations Committee of the NYSE. If the Merger is not consummated, and we fail to regain compliance by the end of the 18-month period, the Company will be subject to suspension by the NYSE and delisting by the SEC.
Failure to timely complete the proposed Merger with eLMTree could adversely affect our business plans, financial condition, results of operations or trading price of the Company’s ADSs.
Although we expect to complete the proposed Merger with eLMTree promptly after receiving shareholder approvals from both parties, the transaction is subject to certain customary closing conditions, including those discussed above. The parties’ inability or failure to complete the proposed Merger on the expected schedule, or at all, would likely have a negative impact on our business plans, financial conditions, results of operations and require us to revise our business plans, and could otherwise have a material adverse effect on our business and on the trading price of our ADSs. Moreover, if the closing conditions fail to be obtained, and the proposed Merger is not completed, we may be subject to several risks, including:
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the trading price of our ADSs may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

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our operations may continue to incur loss;

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we may have difficulty maintaining compliance with the continued listing standards of NYSE, and as a result, be delisted from the NYSE; and

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having to pay certain costs relating to the proposed Merger, such as legal, accounting, financial advisory, filing fees and printing costs, even if the Merger is not completed, and diversion of the focus of our management team from pursuing other opportunities that could be beneficial to us, in each case, without realizing any of the benefits that might have resulted had the proposed Merger been completed.

Furthermore, if the Merger is not completed, there can be no assurance that we will be able to find another target business on terms as favorable as those of the Merger Agreement.
Certain of the Company’s directors, executive officers and major shareholders have interests in the Merger that are different from, and may potentially conflict with, the Company’s interests and the interests of its unaffiliated shareholders.
Certain of the Company’s directors, executive officers and major shareholders have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated shareholders and that may create potential conflicts of interest. For example, certain Shares held by certain of the Company’s directors and executive officers will be cashed out in the Secondary Sale, and pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers may be entitled to continued indemnification and insurance coverage. See “Proposal I: the Merger Proposal — Interests of the Company’s Directors and Executive Officers in the Merger” beginning on page 54.
eLMTree is not a publicly traded company, making it difficult to determine the fair market value of eLMTree or the Merger Consideration.
eLMTree’s shares are and have been privately held and are not currently traded on any public market. As a result, it is difficult to determine the fair market value of eLMTree or of its shares. Any estimate of the fair market value of eLMTree or any eLMTree share is only an estimate and depends on multiple variables, including market activity, the impact of the Merger, and other factors, that could positively or negatively affect such values. Any change in eLMTree’s financial condition or results of operations may cause significant variations in the price of its shares.
While the Special Committee has engaged Somerley for its analysis and the fairness opinion (the “Opinion”) as to the fairness of, among other things, the Merger Consideration payable by the Company for the acquisition of eLMTree from a financial point of view, which analysis requires an estimate of the value of eLMTree, such analysis are estimates made on the basis of the historical financial statements and presently available information of eLMTree and the Company, and are subject to numerous assumptions and factors, including about eLMTree and the Company individually, and their current and future financial condition and results of operations.
The Merger Consideration is not adjusted before or at the Closing to account for the performance of the Company or eLMTree.
Pursuant to the Merger Agreement, each ordinary share of eLMTree issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable ListCo Ordinary Shares equal to (a) the eLMTree per share value (which is in turn calculated by (i) the eLMTree Equity Value divided by (ii) the number of ordinary shares of eLMTree that are outstanding immediately prior to the Effective Time), divided by (b) the GEHI per share value (which is in turn calculated by (i) the GEHI Equity Value, divided by (ii) the number of all ListCo Class A Ordinary Shares that are outstanding immediately prior to the Effective Time on a fully-diluted basis) (the “Per Share Merger Consideration”, and the aggregate number of ListCo Ordinary Shares to be issued by the Company, the “Merger Consideration”), except for (x) all ordinary shares of eLMTree that are owned by the Company, eLMTree, Merger Sub or any wholly owned subsidiary of eLMTree immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) the Dissenting Shares, which shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.
The aggregate number of ListCo Ordinary Shares to be issued as Merger Consideration will not be adjusted before or at the Closing, including if the performance of the Company’s business improves or eLMTree’s business deteriorates in the period after the execution of the Merger Agreement and before the Closing.
Each party is subject to business uncertainties and contractual restrictions while the Merger is pending, which could adversely affect each party’s business and operations.
In connection with the pendency of the Merger, it is possible that some customers, suppliers and other business partners with whom the Company and/or eLMTree has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with the Company or eLMTree, as the case may be, as a result of the Merger or otherwise, which could negatively affect the Company’s or eLMTree’s business, regardless of whether the Merger is completed. The pending transaction could also divert management time and resources that could otherwise have been devoted to other opportunities that may have been beneficial to the Company or eLMTree.
Under the terms of the Merger Agreement, the Company and eLMTree are subject to certain restrictions on the conduct of their respective businesses prior to the Closing which may adversely affect their ability to execute certain of its business strategies. Such limitations could adversely affect the Company’s or eLMTree’s business and operations.
The combined company may fail to realize some or all of the anticipated growth opportunities and benefits of the proposed Merger, which could adversely affect the value of the shares of the combined company.
We and eLMTree operate independently as separate companies before the date of closing of the Merger. At the closing of the Merger, eLMTree will become our wholly owned subsidiary and we will change our name to “Mynd.ai, Inc.” to represent the combined company which operates an education business outside of the PRC. The success of the Merger will depend, in part, on the combined company’s ability to realize the anticipated cost savings, synergies, growth opportunities and other benefits from combining the businesses. The achievement of the anticipated growth opportunities and benefits of the Merger is subject to a number of uncertainties, including general competitive factors in the marketplace and whether we are able to integrate our remaining business after the Divestiture with eLMTree’s business in an efficient and effective manner and establish and implement effective operational principles and procedures. Failure to achieve these anticipated benefits could result in increased costs, decreases in the revenues of the combined company and diversion of management’s time and energy, and could materially impact the combined company’s business, cash flows, financial condition or results of operations. While we hope that the Merger will help us realize the anticipated growth opportunities and other benefits, we cannot predict with certainty if or when these growth opportunities and benefits will occur, or the extent to which they actually will be achieved. For example, the benefits from the Merger may be offset by costs incurred by us. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred, which may be higher than expected and could have a material adverse effect on the combined company’s financial condition and operating results. If the combined company is not able to successfully achieve these objectives, the anticipated cost savings, synergies, growth opportunities and other benefits that we expect to achieve as a result of the Merger may not be realized fully, or at all, or may take longer than expected to realize.

The combined company will have to devote significant management attention and resources to integrating the business practices and operations of our remaining business after the Divestiture and eLMTree. Potential difficulties that the combined company may encounter as part of the integration process include complexities associated with managing the business of the combined company, such as integrating the workforces of the two companies. In addition, the integration of our remaining business after the Divestiture and eLMTree’s business may result in additional and unforeseen expenses, capital investments and financial risks, such as the incurrence of unexpected write-offs, the possible effect of adverse tax treatments and unanticipated or unknown liabilities relating to eLMTree or the Merger. All of these factors could decrease or delay the expected accretive effect of the Merger.
It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of the combined company to maintain relationships with suppliers, customers and employees, to achieve the anticipated benefits of the Merger or maintain quality standards. An inability to realize the full extent of, or any of, the anticipated benefits of the Merger, as well as any delays encountered in the integration process, could have an adverse effect on the combined company’s business, cash flows, financial condition or results of operations, which may affect the value of the combined company shares following the consummation of the Merger.
The Company has not obtained, and does not expect to obtain, an updated opinion from Somerley reflecting changes in circumstances that may have occurred since the signing of the Merger Agreement.
The Opinion was rendered orally to the Special Committee by Somerley in connection with, and at the time of, the Special Committee’s evaluation of the Merger on April 18, 2023, and subsequently confirmed in writing as of April 18, 2023, and does not speak as of any other date. The Opinion was based on information made available to Somerley as of the date of its Opinion, which may have changed, or may change, after the date of such Opinion. The Company has not obtained an updated opinion from Somerley or from any other party as of the date of this proxy statement and does not expect to obtain an updated opinion prior to consummation of the Merger. Changes in the operations and prospects of the Company or eLMTree, general market and economic conditions and other factors which may be beyond the control of the Company and eLMTree, and on which the Opinion was based, may have altered the prices or values of shares of the ADSs or shares of eLMTree since the date of such Opinion, or may alter such values and prices by the time the Merger is completed.
Risks Related to the Ownership of the Shares or ADSs
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of the ADSs has fluctuated significantly since the announcement of the proposed Merger and will continue to be volatile and could fluctuate widely. Many factors that are beyond the control of the Company and eLMTree may materially adversely affect the market price and marketability of the ADSs and the Company’s ability to raise capital through equity financings. These factors include the following:
•
regulatory developments affecting eLMTree or the Company or their respective industries;

•
status of the Merger and satisfaction of conditions precedent to the closing of the Merger;

•
variations in eLMTree’s or the Company’s revenues, earnings, cash flow and data related to its operations;

•
changes in market condition, market potential and competitive landscape;

•
announcements of new investments, acquisitions, strategic partnerships or joint ventures by eLMTree or the Company or their respective competitors;

•
announcements of new offerings, solutions and expansions by eLMTree or the Company or their respective competitors;

•
fluctuations in global economies;

•
changes in financial estimates by securities analysts;

•
adverse publicity about eLMTree or the Company, their respective services or their respective industry;

•
announcements of new regulations, rules or policies relevant for eLMTree’s or the Company businesses;

•
additions or departures of key personnel and senior management;

•
release of lock-up or other transfer restrictions on the Company’s outstanding equity securities or sales of additional equity securities; and

•
potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If the Company were involved in a class action suit, it could divert a significant amount of the Company’s management’s attention and other resources from its business and operations and require it to incur significant expenses to defend the suit, which could harm its results of operations. Any such class action suit, whether or not successful, could harm the Company’s reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against the Company, it may be required to pay significant damages, which could have a material adverse effect on its financial condition and results of operations.
Substantial future sales or perceived sales of the Shares or ADSs in the public market could cause the price of the ADSs to decline.
Sales of the Shares or ADSs, either in the public market or through private placement, or the perception that these sales could occur, could cause the market price of the ADSs to decline. It cannot be predicted what effect, if any, market sales of securities held by the Company’s significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.
As a company incorporated in the Cayman Islands, the Company is permitted to, and do, adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if the Company complied fully with the NYSE corporate governance listing standards.
Following the Merger, the Company remains as a Cayman Islands exempted company listed on the NYSE, and is subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent. If following the Merger, the Company chooses to follow certain home country practices, the shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because the Company is incorporated under Cayman Islands law.
The Company is an exempted company incorporated under the laws of the Cayman Islands with limited liability. The Company’s corporate affairs are governed by its fifth amended and restated memorandum and articles of association (or the A&R MAA upon consummation of the Merger), the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the Company and its directors, actions by minority shareholders and the fiduciary duties of the Company’s directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the Company’s shareholders and the fiduciary duties of the Company’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a different body of securities laws than the U.S., and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the U.S. There is no statutory recognition in the Cayman Islands of judgments obtained in the U.S., although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
Shareholders of Cayman Islands exempted companies like the Company have no general rights under Cayman Islands law to inspect corporate records (other than the amended and restated memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. The Company’s directors have discretion under its fifth amended and restated memorandum and articles of association (and under the A&R MAA upon consummation of the Merger), to determine whether or not, and under what conditions, the Company’s corporate records may be inspected by its shareholders, but are not obliged to make them available to the Company’s shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. If the Company chooses to follow its home country practice in the future, the Company’s shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, public shareholders may have greater difficulty in protecting their interests in the face of actions taken by the Company’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the Company’s business, the market price for the ADS and trading volume could decline.
The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about the Company or its business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover the Company downgrade the ADSs or publish inaccurate or unfavorable research about the Company’s business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on the Company regularly, the Company could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for ADSs to decline.
Upon consummation of the Merger, the Company will remain a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it will be exempt from certain provisions applicable to U.S. domestic public companies.
Upon consummation of the Merger, the Company is expected to remain qualifying as a foreign private issuer under the Exchange Act, and exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:
•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•
the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

The Company will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information the Company will be required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

THE EXTRAORDINARY GENERAL MEETING
Time, Place and Purpose of the Extraordinary General Meeting
This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by the Board of Directors for use at the extraordinary general meeting to be held at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China, on September 11, 2023 at 10:00 a.m. Beijing time, or at any adjournment thereof.
The purpose of the extraordinary general meeting is for our shareholders to consider and vote upon:
(i)
the Merger Proposal (“Proposal I”);

(ii)
the Amendment Proposal (“Proposal II”);

(iii)
the Name Change Proposal (“Proposal III”);

(iv)
the Variation of Share Capital Proposal (“Proposal IV”);

(v)
the Issuance of Merger Consideration Proposal (“Proposal V”);

(vi)
the General Authorization Proposal (“Proposal VI”); and

(vii)
the Adjournment Proposal (“Proposal VII”);

Recommendations of the Special Committee and the Board
On April 18, 2023, the Special Committee unanimously (a) determined that the Transaction Documents and the Transactions are advisable, fair to, and in the best interests of the Company and its shareholders, and (b) recommended that the Board approve and adopt the Transaction Documents and the performance by the Company of its obligations under the Transaction Documents, as applicable, and the consummation by the Company of the Transactions.
On April 18, 2023, the Board (with Mr. Cen Shi (as Mr. Gang Chen’s proxy), Mr. Chimin Cao and Ms. Yanlai Shi abstaining from voting), after carefully considering all relevant factors, including the unanimous determination and recommendation of the Special Committee, (a) determined that the execution of the Transaction Documents, and the consummation of the transactions contemplated thereunder, including the Transactions, are fair to, and in the best interests of, the Company and its shareholders, and that it is advisable for the Company to enter into the Transaction Documents, and consummate the Transactions, (b) authorized and approved the execution, delivery and performance of the Transaction Documents, and the consummation of the transactions contemplated thereunder, including the Transactions, and (c) resolved to direct that (i) the adoption of the Merger Agreement and the transactions contemplated thereunder, (ii) the issuance of Merger Consideration, (iii) the adoption of the A&R MAA, the Variation of Share Capital and the Name Change, and (iv) any other proposals that the parties to the Merger Agreement deem necessary or desirable to consummate the transactions contemplated thereunder, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company.
After careful consideration and upon the unanimous recommendation of the Special Committee consisting solely of independent and disinterested directors, the Board (with Mr. Cen Shi (as Mr. Gang Chen’s proxy), Mr. Chimin Cao and Ms. Yanlai Shi abstaining from voting) authorized and approved the Merger Agreement and the transactions contemplated thereunder and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement and the transactions contemplated thereunder, including the Merger, (b) FOR the proposal to adopt the A&R MAA effective immediately prior to the Effective Time, (c) FOR the proposal to approve the Name Change effective immediately prior to the Effective Time, (d) FOR the proposal to approve the Variation of Share Capital effective immediately prior to the Effective Time, (e) FOR the proposal to authorize and approve the issuance of the Merger Consideration at the Effective Time, (f) FOR the proposal to authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement and the transactions contemplated thereunder, including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Name Change and the Variation of Share Capital, and (g) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.
Record Date and Quorum
You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name in the Company’s register of members at the close of business in the Cayman Islands on August 7, 2023 (the “Share Record Date”) for voting at the extraordinary general meeting. If you own ADSs on August 7, 2023 (the “ADS Record Date”) (and do not cancel such ADSs and become a registered holder of the Shares underlying such ADSs as explained below), you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (whose nominee is the registered holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 10:00 a.m. (New York City time) on September 5, 2023 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary) in order to ensure your Shares are properly voted at the extraordinary general meeting. Alternatively, you may attend and vote at the extraordinary general meeting by cancelling your ADSs and becoming a registered holder of Shares prior to the close of business in the Cayman Islands not later than the Share Record Date. Each outstanding Share on the Share Record Date entitles the holder to one vote for each ListCo Class A Ordinary Share and ten (10) votes for each ListCo Class B Ordinary Share on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the Share Record Date, there will be 21,447,007 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares issued and outstanding and entitled to vote at the extraordinary general meeting. If you have Shares registered in your name on the Share Record Date, the deadline for you to lodge your proxy card and vote is September 9, 2023 at 10:00 a.m. (Beijing time). See “— Procedures for Voting” below.
Shareholder Vote Required to Authorize and Approve the Merger Agreement
In order for the Merger to be consummated, the Merger Agreement and the transactions contemplated thereunder, including the Merger, the adoption of A&R MAA, the Variation of Share Capital and the Name Change shall be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Shares (including Shares represented by the ADSs) representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy at the extraordinary general meeting or any adjournment or postponement thereof, and the issuance of the Merger Consideration is authorized and approved by an ordinary resolution of the Company passed by an affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least a simple majority of the voting power of the outstanding Shares present and voting in person or by proxy at the extraordinary general meeting or any adjournment or postponement thereof.
Concurrent with the execution of the Merger Agreement, Ascendent Rainbow (Cayman) Limited, Joy Year Limited, Trump Creation Limited, Bloom Star Limited and RYB Education Limited (collectively, the “Undertaking Shareholders”) who collectively hold 12,258,898 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares, representing approximately 89.9% of the total voting power of the total issued and outstanding share capital of the Company as of the date of this proxy statement, have entered into a voting agreement (the “Voting Agreement”), agreeing to vote in favor of, among other things, (a) the approval and adoption of the Merger Agreement and the transactions contemplated thereby (including the Merger), (b) the issuance of the Merger Consideration, (c) the adoption of the A&R MAA (and the Variation of Share Capital and the Name Change), and (d) any other proposals as deemed necessary or desirable to consummate the transactions contemplated by the Merger Agreement and other transaction documents. A copy of the Voting Agreement is attached as Annex E to this proxy statement. Based on 21,447,007 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares expected to be issued and outstanding on the Share Record Date, and assuming the Undertaking Shareholders’ compliance with their voting obligations under the Voting Agreement to vote in favor of the resolutions, a quorum will be present at the extraordinary general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement and the transactions contemplated thereunder, including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Variation of Share Capital and the Name Change, without any further vote of any other shareholder.

See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 109 for additional information.
If your Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you.
Procedures for Voting
Shares
Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is September 9, 2023 at 10:00 a.m. (Beijing time).
Shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their shares how to vote their shares or obtain a proxy from the record holder to vote their shares at the extraordinary general meeting.
Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact our Investor Relations Department at +86 10-8767 5752.
ADSs
If you own ADSs as of the close of business in New York City on the ADS Record Date (and do not cancel such ADSs and become a registered holder of the Shares underlying such ADSs as explained below), you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (whose nominee is the registered holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADSs at the close of business in New York City on the ADS Record Date, a depositary notice and an ADS voting instruction card, the forms of which are attached as Annex G and Annex H to this proxy statement, and holders of ADSs as of the ADS Record Date will have the right to instruct the ADS depositary how to vote the Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS depositary in accordance with the instructions printed thereon and in the depositary notice, as soon as possible and, in any event, no later than 10:00 a.m. (New York City time) on September 5, 2023 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Alternatively, you may attend and vote at the extraordinary general meeting if you cancel your ADSs and become a registered holder of Shares prior to the close of business in the Cayman Islands not later than the Share Record Date. If you wish to cancel your ADSs for the purpose of voting Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for conversion together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), and (b) payment of the ADS cancellation fees (US$0.05 per ADS to be cancelled) and any applicable taxes. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon conversion of the ADSs, the ADS depositary will arrange for Citibank, N.A. — Hong Kong, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after registration of Shares in your name, you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.
Voting of Proxies and Failure to Vote
All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted “FOR” the Merger Proposal, “FOR” the Amendment Proposal, “FOR” the Name Change Proposal, “FOR” the Variation of

Share Capital Proposal, “FOR” the Issuance of Merger Consideration Proposal, “FOR” the General Authorization Proposal and “FOR” the Adjournment Proposal.
Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers.
Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting.
Shares represented by ADSs for which the ADS depositary timely receives voting instructions from the ADS holders which fail to specify the manner in which the ADS depositary is to vote the Shares represented by such ADSs will be voted in favor of the items set forth in such voting instruction. Shares represented by ADSs for which the ADS depositary has not received voting instructions by 10:00 a.m. (New York City time) on September 5, 2023, will not be counted for purposes of determining the presence or absence of a quorum for the extraordinary general meeting or voted at the extraordinary general meeting.
Revocability of Proxies
Holders of our Shares may revoke their proxies in one of three ways:
First, a shareholder can deliver written notice of revocation to our Investor Relations Department at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China at any time at least two hours prior to the commencement of the extraordinary general meeting;
Second, a shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no later than September 9, 2023 at 10:00 a.m. (Beijing time); or
Third, a shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.
If a shareholder has instructed a broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.
Registered holders of our ADSs who are on the books of the ADS depositary may revise their voting instructions by completing, dating and submitting a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS depositary to be received any time prior to 10:00 a.m. (New York City time) on September 5, 2023.
If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.
Solicitation of Proxies
This proxy solicitation is being made and paid for by the Company on behalf of the Board. The Company will bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. The Company’s directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of- pocket expenses incurred in connection therewith. We will reimburse the ADS depositary, Citibank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.
Internet Availability of Proxy Materials
The notice and the proxy card for the extraordinary general meeting will first be mailed on or about August 7, 2023 to all shareholders entitled to vote at the extraordinary general meeting. We are providing this notice to inform you that the proxy materials are available at the Company’s investor relations website at https://ir.geh.com.cn/.

Questions and Additional Information
If you have more questions about the Merger Proposal, the Amendment Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Issuance of Merger Consideration Proposal, the General Authorization Proposal or the Adjournment Proposal, need assistance in submitting your proxy or voting your Shares or ADSs, or need additional copies of the proxy card or ADS voting instructions card, you should contact the Company’s Investor Relations Department in writing at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China. Attention: Investor Relations, or call our Investor Relations Department at +86 10-8767 5752.

PROPOSAL I: THE MERGER PROPOSAL
General
This proxy statement is being provided to the Company’s shareholders in connection with the solicitation of proxies by the Board to be voted at the extraordinary general meeting and at any adjournments or postponements of the general meeting. At the extraordinary general meeting, the Company’s shareholders will be asked to, among other things, approve the Merger Agreement and the transactions contemplated thereunder, including the Merger. Pursuant to the Merger Agreement, Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company.
The Merger will not be consummated unless the Company’s shareholders approve the Merger Agreement and the transactions contemplated thereunder, including the Merger. You are urged to read the Merger Agreement and the Plan of Merger in their entirety because they, and not this proxy statement, are the principal legal documents that govern the Merger and the transactions as contemplated under the Merger Agreement and the Plan of Merger. For additional information about the Merger Agreement, see “The Merger Agreement” below.
The Companies
Gravitas Education Holdings, Inc.
The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The Company’s principal executive office is located at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China. The Company’s telephone number at this address is +86 10-8767 5611. The Company’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
The Company provides kindergarten services, play-and-learn center services, student care services, as well as at-home education products and services, through its subsidiaries and VIE in mainland China and abroad, to teaching facilities within the Company’s network. The Company also licenses its separately developed courses, sell educational products and also provide kindergarten operation solutions, training and other advisory services. In March 2022, the Company entered into agreements with the former VIE to terminate certain VIE agreements, pursuant to which GEHI no longer had the contractual control over the former VIE from April 30, 2022, thereby divesting the directly operated kindergarten business in China on April 30, 2022.
For a description of the Company’s history, development, business and organizational structure, see the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 28, 2023, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 113 for a description of how to obtain a copy of such Annual Report.
Bright Sunlight Limited
Merger Sub, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Merger. The registered office of Merger Sub is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
NetDragon Websoft Holdings Limited
NetDragon, a Cayman Islands exempted company. NetDragon’s principal executive office is located at Units 2001-05 & 11, 20/F, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong. NetDragon’s registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. NetDragon is engaged in the gaming business and education business.

Best Assistant Education Online Limited
Best Assistant, a Cayman Islands exempted company and a controlled subsidiary of NetDragon. Best Assistant’s principal executive office is located at Units 2001-05 & 11, 20/F, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong. Best Assistant’s registered office in the Cayman Islands is located at the office of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.
eLMTree
In connection with the Merger and as contemplated under the Merger Agreement, Best Assistant has formed eLMTree as a wholly-owned subsidiary in the Cayman Islands. Prior to the Effective Time, Best Assistant will transfer the Spin-off Business to eLMTree. eLMTree provides global, blended learning solutions and collaboration tools to help teachers, schools, students, and professionals realize their greatest potential. eLMTree’s products support each stage of the learning journey from children discovering their ABCs to adults advancing their careers. eLMTree attempts to emphasize the importance of blended learning which combines online tools with face-to-face teaching and collaboration. eLMTree includes Promethean’s full suite of products and services.
For a more detailed description of eLMTree’s history, development, business, products overview and organizational structure, see “Information About eLMTree.”
Vote Required; Recommendation of the Board of Directors
Assuming that a quorum is present at the extraordinary general meeting, the approval of the Merger Proposal requires the affirmative vote of at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting. The Board (with Mr. Cen Shi (as Mr. Gang Chen’s proxy), Mr. Chimin Cao and Ms. Yanlai Shi abstaining from voting) has determined that the execution of the Merger Agreement, and the consummation of the transactions contemplated thereunder, including the Merger, are fair to, and in the best interests of, the Company and its shareholders, and that it is advisable for the Company to enter into the Merger Agreement, and the consummation of the transactions contemplated thereunder, including the Merger, authorized and approved the Merger Agreement and the transactions contemplated thereunder, and recommends that the Company’s shareholders vote “FOR” the Merger Proposal.
Merger Consideration
At the Effective Time, each ordinary share of eLMTree issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable ListCo Ordinary Shares equal to (a) the eLMTree per share value (which is in turn calculated by (i) the eLMTree Equity Value divided by (ii) the number of ordinary shares of eLMTree that are outstanding immediately prior to the Effective Time), divided by (b) the GEHI per share value (which is in turn calculated by (i) the GEHI Equity Value, divided by (ii) the number of all ListCo Class A Ordinary Shares that are outstanding immediately prior to the Effective Time on a fully-diluted basis) (the “Per Share Merger Consideration”, and the aggregate number of ListCo Ordinary Shares to be issued by the Company, the “Merger Consideration”), except for (x) all ordinary shares of eLMTree that are owned by the Company, eLMTree, Merger Sub or any wholly owned subsidiary of eLMTree immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) the Dissenting Shares which shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.
Treatment of Equity Awards of the Company
Immediately prior to the Effective Time, the GEHI Share Plans and any relevant award agreements applicable to such GEHI Share Plans shall be terminated with no further effect or obligation outstanding, and each equity award under any GEHI Share Plan that is then outstanding and unexercised, whether or not vested or exercisable, shall be cancelled as of the Effective Time for no consideration, except that each restricted share unit granted under a GEHI Share Plan that is outstanding, vested and unexercised immediately prior to the Effective Time shall be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor such number of ListCo Ordinary Shares equal to the number of ListCo Class A Ordinary Shares underlying such restricted share unit. After the Closing, the Company plans to adopt a new equity compensation plan providing for a total pool of ListCo Ordinary Shares not exceeding 10% of the aggregate number of ListCo Ordinary Shares then outstanding (the “New ESOP”).
Ownership of ListCo Ordinary Shares After the Merger
Between the execution of the Merger Agreement and the Closing, it is contemplated that the Company and NetDragon will seek to obtain the PIPE Investment. It is currently expected that the PIPE Investors will hold no more than 5% of all outstanding ListCo Ordinary Shares upon the Closing. As of the date of this proxy statement, the Company and NetDragon are in discussions with potential PIPE Investors, and no definitive agreement has been entered into by the Company or NetDragon in relation to the PIPE Investment. For the avoidance of doubt, the Closing is not contingent upon the success of the PIPE Investment.
Upon consummation of the Transactions, NetDragon will become the controlling shareholder of the Company holding approximately 72.9% of all outstanding ListCo Ordinary Shares (after the Distribution in Specie but assuming the ACP CB and the Existing ACP Bonds are not converted, the share awards are not granted under the New ESOP, and there is no PIPE Investment involved), or approximately 61.3% of the issued and outstanding share capital of the Company on a fully-diluted basis (after the Distribution in Specie and assuming the ACP CB is fully converted, the Existing ACP Bonds are not converted, all share awards under the New ESOP are granted and there is no PIPE Investment involved), or approximately 58.7% of the issued and outstanding share capital of the Company on a fully-diluted basis (after the Distribution in Specie and assuming the ACP CB and the Existing ACP Bonds are fully converted, all share awards under the New ESOP are granted and there is no PIPE Investment involved), or approximately 55.4% of the issued and outstanding share capital of the Company on a fully-diluted basis (after the Distribution in Specie and assuming the ACP CB and the Existing ACP Bonds are fully converted, all share awards under the New ESOP are granted and the PIPE Investors hold 5% of all outstanding ListCo Ordinary Shares upon the Closing), and the existing shareholders of the Company (including holders of the ADSs) will own approximately 4% of the issued and outstanding share capital of the Company on a fully-diluted basis (after the Distribution in Specie and assuming the ACP CB and the Existing ACP Bonds are fully converted, all share awards under the New ESOP are granted and the PIPE Investors hold 5% of all outstanding ListCo Ordinary Shares upon the Closing). See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 109 for additional information.
Purposes and Effects of the Merger
The purpose of the Merger is to enable the Company to acquire 100% control of eLMTree in a transaction in which the holders of securities of eLMTree issued and outstanding immediately prior to the Effective Time will receive ListCo Ordinary Shares.
The ADSs are currently listed on NYSE under the symbol “GEHI.” It is expected that, following the consummation of the Merger, the Company will maintain its listing on NYSE under a new symbol “MYND”.
Interests of the Company’s Directors and Executive Officers in the Merger
In considering the recommendation of the Board to vote for the Merger Proposal, you should be aware that certain of the Company’s directors and executive officers have interests in the Merger that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include:
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the potential enhancement or decline of the value of the Company’s education business in China subject to the Divestiture, in which certain of the Company’s directors and executive officers will have beneficial ownership as a result of the completion of the Merger and the Divestiture, and future performance of the divested business;

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the potential enhancement or decline of the share value of the Company after the Closing, of which certain of the Company’s directors and executive officers will have beneficial ownership as a result of the completion of the ACP CB Investment, and future performance of the Company after the Closing;

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the transfer of the Shares held by certain of the Company’s directors and executive officers in the Secondary Sale;

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continued indemnification rights and directors and officers liability insurance to be provided by the Company after the Closing to former directors and officers of the Company pursuant to the Merger Agreement; and

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the compensation at a rate of US$15,000 per month for the Chairman of the Special Committee (subject to an aggregate cap of US$60,000) and US$10,000 per month for the other member of the Special Committee (subject to an aggregate cap of US$40,000), respectively, in exchange for each member’s services in such capacity (the payment of which is not contingent upon the closing of the Merger or the Special Committee’s or the Board’s recommendation of the Merger).

The Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters.
The Voting Agreement
Concurrent with the execution of the Merger Agreement, the Undertaking Shareholders who collectively hold 12,258,898 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares, representing approximately 89.9% of the total voting power of the total issued and outstanding share capital of the Company as of the date of this proxy statement, have entered into the Voting Agreement, agreeing to vote in favor of, among other things, (a) the approval and adoption of the Merger Agreement and the transactions contemplated thereby (including the Merger), (b) the issuance of the Merger Consideration, (c) the adoption of the A&R MAA (and the Variation of Share Capital and the Name Change), and (d) any other proposals as deemed necessary or desirable to consummate the transactions contemplated by the Merger Agreement and other transaction documents.
The Voting Agreement terminates automatically upon the earlier to occur of (i) the Closing and (ii) the date on which the Merger Agreement is terminated for any reason in accordance with its terms.
The terms of the Voting Agreement are described in more detail under the section entitled “The Voting Agreement” beginning on page 79.
NetDragon Voting Undertaking
Concurrent with the execution of the Merger Agreement, DJM Holding Ltd., (“DJM”) a company incorporated in the British Virgin Islands with limited liability and a substantial shareholder of NetDragon holding approximately 35.33% of the issued and outstanding share capital of NetDragon as of the date of this proxy statement, entered into a voting undertaking, under which DJM has agreed to, among other things, vote at the extraordinary general meeting of NetDragon in favor of the resolutions proposed approving, among other things, the Merger.
Anticipated Accounting Treatment
The Merger is expected to be accounted for as “a reverse merger”, and GEHI will be treated as the “acquired” company for financial reporting purposes. The summary unaudited pro forma financial information was prepared using the acquisition method of accounting with eLMTree treated as the accounting acquirer.
No Appraisal or Dissenters’ Rights
No appraisal or dissenters’ rights are available to the Company’s shareholders under the Companies Act of the Cayman Islands or the fifth amended and restated memorandum and articles of association of the Company in connection with the types of actions contemplated under the Merger Proposal. As a result, holders of Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

Recommendation of Our Board of Directors
OUR BOARD OF DIRECTORS (WITH MR. CEN SHI (AS MR. GANG CHEN’S PROXY), MR. CHIMIN CAO AND MS. YANLAI SHI ABSTAINING FROM VOTING) RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS VOTE “FOR” PROPOSAL I, THE MERGER PROPOSAL.

THE MERGER AGREEMENT
The summary of the material terms and conditions of the Merger Agreement below and elsewhere in this proxy statement is subject to, and qualified in its entirety by the Merger Agreement and the Plan of Merger, which are attached as Annex A and Annex B, respectively, to the proxy statement, and incorporated by reference into this section of this proxy statement. This summary does not purport to be complete and may not contain all the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement and the Plan of Merger carefully and in their entirety because they are the principal legal documents governing the Merger.
The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement as of the specific dates therein and were made solely for the benefit of the parties to the Merger Agreement. The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by the parties to the Merger Agreement and are qualified by information in confidential disclosure schedules delivered connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among the parties, rather than establishing matters of fact. Shareholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or eLMTree. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosure.
For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those Merger Agreement provisions in this proxy statement should not be read as characterizations of the actual state of facts or condition of the Company or eLMTree. Moreover, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement or incorporated by reference into this proxy statement.
Structure and Consummation of the Merger
The Merger Agreement provides for the merger of Merger Sub with and into eLMTree upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Cayman Islands Companies Act, whereupon Merger Sub will be struck of the register of companies in the Cayman Islands and the separate corporate existence of Merger Sub will cease and eLMTree will continue its existence as the surviving company. As a result of the Merger, eLMTree will become a wholly owned subsidiary of the Company.
The Closing of the Merger will occur by electronic exchange of documents and signatures on the tenth (10th) business day after satisfaction or waiver of the conditions to the Merger (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition), or at such other time, date and place as the Company and Best Assistant (the “Principal Parties”) may mutually agree in writing. The date on which the Closing actually takes place is referred to herein as the “Closing Date”. On the Closing Date, the applicable parties shall cause the Merger to be consummated by executing and filing a plan of merger for the Merger in accordance with the relevant provisions of the Cayman Islands Companies Act, substantially in the form attached as Annex B to the proxy statement (the “Plan of Merger”), with the Registrar of Companies of the Cayman Islands.
We currently expect that the Merger will be consummated by the end of the third quarter of 2023, after all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived; however, we intend to complete the Merger as promptly as practicable.
Memorandum and Articles of Association; Directors and Officers of the Company after Closing
Immediately before the Effective Time, the Company will change its name to “Mynd.ai, Inc.” (the “Name Change”) and adopt the sixth amended and restated memorandum and articles of association (the

“A&R MAA”) in the form attached as Annex C to the proxy statement, concurrently with which (a) the authorized share capital of the Company shall become US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 ordinary shares of a par value of US$0.001 each (each a “ListCo Ordinary Share”) and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with the A&R MAA, and (b) all Class A ordinary shares of the Company, par value US$0.001 per share (each a “ListCo Class A Ordinary Share”) and all Class B ordinary shares of the Company, par value US$0.001 per share (each a “ListCo Class B Ordinary Share”) in the authorized share capital of the Company (including all issued and outstanding ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares, and all authorized but unissued ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares) shall be re-designated as ListCo Ordinary Shares (collectively, the “Variation of Share Capital”).
The Company has agreed to take all necessary action prior to the Effective Time such that (a) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (b) the Board, immediately after the Effective Time, shall consist of seven (7) directors, of which (i) three (3) directors will be designated in writing by Best Assistant at least ten (10) business days prior to the Closing (each, an “eLMTree Director”), with one eLMTree Director being the chairman of the Board, and (ii) the remaining four (4) directors to be designated in writing by Best Assistant at least ten (10) business days prior to the Closing (the “Independent Directors”), each of whom shall qualify as an “independent director” under the NYSE Listed Company Manual.
The Company has agreed to take all necessary action prior to the Effective Time such that (i) each officer of the Company in office immediately prior to the Effective Time shall cease to be an officer immediately following the Effective Time and (ii) such individuals designated in writing by Best Assistant be appointed the officers of the Company as of the Effective Time until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed.
Merger Consideration
The Merger values the Company at an equity value at US$50,000,000 (the “GEHI Equity Value”) on a fully-diluted basis (after consummation of the Divestiture) assuming that the net cash of the Company will be US$15,000,000 at the Closing, and values eLMTree at an equity value at US$750,000,000 on a fully-diluted basis (the “eLMTree Equity Value”) assuming a normalized level of working capital of no less than US$25,000,000 at the Closing.
At the Effective Time, each ordinary share of eLMTree issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable ListCo Ordinary Shares equal to (a) the eLMTree per share value (which is in turn calculated by (i) the eLMTree Equity Value divided by (ii) the number of ordinary shares of eLMTree that are outstanding immediately prior to the Effective Time), divided by (b) the GEHI per share value (which is in turn calculated by (i) the GEHI Equity Value, divided by (ii) the number of all ListCo Class A Ordinary Shares that are outstanding immediately prior to the Effective Time on a fully-diluted basis) (the “Per Share Merger Consideration”, and the aggregate number of ListCo Ordinary Shares to be issued by the Company, the “Merger Consideration”), except for (x) all ordinary shares of eLMTree that are owned by the Company, eLMTree, Merger Sub or any wholly owned subsidiary of eLMTree immediately prior to the Effective Time which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of eLMTree issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of eLMTree in accordance with Section 238 of the Cayman Islands Companies Act (such ordinary shares of eLMTree being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.
The ADSs, each representing twenty (20) ListCo Class A Ordinary Shares, are listed on NYSE under the symbol “GEHI.” On April 17, 2023, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the closing price per ADS was US$13.80. On July 28, 2023, the last practicable date prior to the date of the proxy statement, the closing price per ADS was US$13.10.
Treatment of Equity Awards of the Company
Immediately prior to the Effective Time, the Company’s 2009 Share Incentive Plan and 2017 Share Incentive Plan (each as amended from time to time) (collectively, “GEHI Share Plans”), and any relevant award agreements applicable to such GEHI Share Plans shall be terminated with no further effect or obligation outstanding, and each equity award under any GEHI Share Plan that is then outstanding and unexercised, whether or not vested or exercisable, shall be cancelled as of the Effective Time for no consideration, except that each restricted share unit granted under a GEHI Share Plan that is outstanding, vested and unexercised immediately prior to the Effective Time shall be cancelled as of the Effective Time and immediately converted into the right to receive in exchange therefor such number of ListCo Ordinary Shares equal to the number of ListCo Class A Ordinary Shares underlying such restricted share unit.
Representations and Warranties
The Merger Agreement contains a number of representations and warranties made by Best Assistant and eLMTree that are subject in certain cases to exceptions and qualifications contained in the Merger Agreement, in Best Assistant confidential disclosure schedule delivered to the Company in connection with the execution of the Merger Agreement (the “Best Assistant Disclosure Letter”) or in certain filings filed or furnished with The Stock Exchange of Hong Kong Limited (“HKSE”). The representations and warranties (subject to their respective qualifications as provided in the Merger Agreement) made by Best Assistant and eLMTree to the Company and Merger Sub include the following, among other things:
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corporate organization, qualification to do business, good standing, corporate power and compliance with organizational documents of Best Assistant and eLMTree;

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capitalization, corporate organization, qualification to do business, good standing, corporate power and compliance with organizational documents of the subsidiaries of eLMTree;

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capitalization and indebtedness of eLMTree;

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due authorization, execution and validity of the Merger Agreement and other transaction documents;

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absence of any violation, conflict or breach of agreements, or any conflict with or violation of organizational documents or laws, as a result of the execution, delivery or performance of the Merger Agreement and other transaction documents, and consummation of the transactions;

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governmental consents and approvals for the Merger and other transactions;

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compliance with laws and possession of approvals;

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investor status of each shareholder of eLMTree who is to receive Merger Consideration;

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financial statements and internal control;

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absence of undisclosed liabilities;

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absence of certain changes or events;

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litigation;

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employee benefit plans and labor matters;

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real property and tangible property matters;

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taxes;

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fees payable to finders or brokers in connection with the Merger and other transactions;

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intellectual property and privacy;

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material contracts;

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insurance;

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interested party transactions;

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accuracy of certain information supplied;

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compliance with anti-bribery and anti-corruption laws;

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compliance with international trade laws and sanctions laws;

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absence of breach or default of contracts with material customers or material suppliers; and

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no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “eLMTree Material Adverse Effect.” For purposes of the Merger Agreement, “eLMTree Material Adverse Effect” means any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of eLMTree and its subsidiaries, taken as a whole, or (b) the ability of Best Assistant or eLMTree to consummate the transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether an eLMTree Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19 or any COVID-19 measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable legal requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement; (v) changes in applicable accounting principles (or any interpretation thereof) after the date of the Merger Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of the Merger Agreement; (vii) events or conditions generally affecting the industries and markets in which eLMTree or any of its subsidiaries operates; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in an eLMTree Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement or (B) taken with the prior written consent of or at the prior written request of the Company; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of eLMTree and its subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which eLMTree and its subsidiaries conduct their respective operations, then such incremental disproportionate impact may be taken into account (unless otherwise excluded) in determining whether an eLMTree Material Adverse Effect has occurred.
The Merger Agreement contains a number of representations and warranties made by the Company and Merger Sub that are subject in certain cases to exceptions and qualifications contained in the Merger Agreement, in the Company’s confidential disclosure schedule delivered to Best Assistant concurrently with the execution of the Merger Agreement (the “GEHI Disclosure Letter”), or in certain filings filed or furnished with the SEC. The representations and warranties (subject to their respective qualifications as provided in the Merger Agreement) made by the Company and Merger Sub to Best Assistant and eLMTree include the following, among other things:
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corporate organization, qualification to do business, good standing, corporate power and compliance with organizational documents of the Company;

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capitalization, corporate organization, qualification to do business, good standing, corporate power and compliance with organizational documents of the subsidiaries of the Company;

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capitalization and indebtedness of the Company;

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due authorization of issuance of the Merger Consideration;

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due authorization, execution and validity of the Merger Agreement and other transaction documents;

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absence of any violation, conflict or breach of agreements, or any conflict with or violation of organizational documents or laws, as a result of the execution, delivery or performance of the Merger Agreement and other transaction documents, and consummation of the transactions;

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governmental consents and approvals for the Merger and other transactions;

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compliance with laws and possession of approvals;

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SEC reports and financial statements;

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disclosure control and internal control;

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absence of undisclosed liabilities;

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absence of certain changes or events;

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litigation;

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employee benefit plans and labor matters;

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real property and tangible property matters;

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taxes;

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fees payable to finders or brokers in connection with the Merger and other transactions;

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intellectual property and privacy;

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material contracts;

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insurance;

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interested party transactions;

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accuracy of certain information supplied;

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compliance with anti-bribery and anti-corruption laws;

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compliance with international trade laws and sanctions laws;

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absence of breach or default of contracts with material customers or material suppliers;

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the Company’s listing on NYSE;

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the Divestiture;

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opinion of the independent financial advisor; and

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no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “GEHI Material Adverse Effect.” For purposes of the Merger Agreement, “GEHI Material Adverse Effect” means any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of the operations of the Company and its subsidiaries, excluding the Company’s education businesses in the PRC (the “GEHI Remaining Operations”), taken as a whole; or (b) the ability of the Company to consummate the transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a GEHI Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19 or any COVID-19 measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable legal requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement; (v) changes in applicable accounting principles (or any interpretation thereof) after the date of the Merger Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of the Merger Agreement; (vii) events or conditions generally affecting the industries and markets in which the GEHI Remaining Operations operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a GEHI Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement or (B) taken with the prior written consent of or at the prior written request of Best Assistant; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the GEHI Remaining Operations, taken as a whole, relative to similarly situated companies in the industries in which the GEHI Remaining Operations conduct their respective operations, then such incremental disproportionate impact may be taken into account (unless otherwise excluded) in determining whether a GEHI Material Adverse Effect has occurred.
Conduct of Business Prior to the Closing
During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms and the Effective Time (the “Interim Period”), eLMTree shall, and Best Assistant and eLMTree shall each cause each of the eLMTree group companies to, other than to comply with a COVID-19 measure, carry on its business in the ordinary course of business consistent with past practice and in accordance with applicable legal requirements, except: (x) to the extent that the Company shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); or (y) as expressly contemplated by the Merger Agreement or the other transaction documents or set forth in the Best Assistant Disclosure Letter.
Except as expressly contemplated by the Merger Agreement and the other transaction documents, set forth in the Best Assistant Disclosure Letter, or as required by applicable legal requirements (including to comply with a COVID-19 measure), without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, eLMTree shall not, and Best Assistant and eLMTree shall each cause the eLMTree group companies not to, do any of the following:
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except as otherwise required by any eLMTree’s employee benefit plan as in effect on the date of the Merger Agreement or applicable legal requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than US$100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative), (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, eLMTree’s employee benefit plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an eLMTree’s employee benefit plan if it had been in effect on the date of the Merger Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any eLMTree’s employee benefit plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business; or (vi) hire or terminate any employee other than (x) hires in the ordinary course of business with an annual base compensation below US$200,000 and (y) terminations for cause;

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transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business) any intellectual property owned or purported to be owned by any of the eLMTree group companies (the “eLMTree Owned IP”); (ii) subject any eLMTree Owned IP to a lien (other than Permitted Liens as defined in the Merger Agreement); or (iii) abandon, let lapse or fail to maintain or renew any eLMTree Owned IP (other than eLMTree Owned IP that, in the reasonable business judgment of the eLMTree group companies, is not material to the eLMTree group companies);
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except for transactions solely among the eLMTree group companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, share capital or any other equity interests, as applicable, in any eLMTree group company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any equity incentive plan or such person’s employment, grant or subscription agreement, in each case, in accordance with such eLMTree group company’s governing documents and such plan or agreement, as in effect as of the date of the Merger Agreement or modified after the date of the Merger Agreement in accordance with the Merger Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, share capital or any other equity interests (such as stock options, stock units, restricted stock or other contracts for the purchase or acquisition of such share capital), as applicable, in any eLMTree group company (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any equity incentive plan or such person’s employment, grant or subscription agreement, in each case, in accordance with such eLMTree group company’s governing documents and such plan or agreement, as in effect as of the date of the Merger Agreement or modified after the date of the Merger Agreement in accordance with the Merger Agreement);

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amend its governing documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business pursuant to its equity incentive plans;

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except in the ordinary course of business: (i) merge, consolidate or combine eLMTree with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds US$15,000,000;

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voluntarily dispose of or amend any eLMTree Real Property Lease (as defined in the Merger Agreement) other than in the ordinary course of business or as would not reasonably be expected to be material to the eLMTree group companies, individually or in the aggregate;

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other than with respect to the eLMTree Real Property Leases (as defined in the Merger Agreement) and intellectual property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the eLMTree group companies, other than in the ordinary course of business or pursuant to contracts existing on the date of the Merger Agreement;

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make, create any loans, advances or capital contributions to, or investments in, any person other than any of the eLMTree group companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any indebtedness incurred after the date of the Merger Agreement in excess of the credit line available under the eLMTree’s existing credit agreement, other than such indebtedness incurred in the ordinary course of business and guarantees of any indebtedness of any eLMTree group companies; (iii) except in the ordinary course of business, create any liens on any material property or material assets of any of the eLMTree group companies in connection with any indebtedness thereof (other than Permitted Liens as defined in the Merger Agreement); or (iv) cancel or forgive any indebtedness owed to any of the eLMTree group companies other than ordinary course compromises of amounts owed to the eLMTree group companies by their respective customers;

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compromise, settle or agree to settle any legal proceeding involving payments by any eLMTree group company of US$100,000 or more, or that imposes any material non-monetary obligations on an eLMTree group company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto);

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except in the ordinary course of business or as would not reasonably be expected to be material to the eLMTree group companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable eLMTree group company or terminate any eLMTree Material Contract (as defined in the Merger Agreement); (B) enter into any contract that would have been an eLMTree Material Contract (as defined in the Merger Agreement), had it been entered into prior to the date of the Merger Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any eLMTree Material Contract (as defined in the Merger Agreement) (other than assignments among the eLMTree group companies);

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except as required by applicable accounting principles (or any interpretation thereof) or applicable legal requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

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make, change or revoke any material tax election, change (or request to change) any material method of accounting for tax purposes, file any amended material tax return, settle or compromise any material tax liability, enter into any material closing agreement with respect to any tax or surrender any right to claim a material refund of taxes, consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment, or enter into any tax indemnity, tax sharing or tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to taxes);

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authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any eLMTree group company;

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subject to the first bullet above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other affiliates (other than eLMTree group companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the eLMTree group companies, (iii) eLMTree’s employee benefit plans, (iv) employment arrangements entered into in the ordinary course, and (v) pursuant to the permitted distributions;

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engage in any material new line of business;

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amend any provision of its privacy policies in any material respect or in any manner adverse to any of the eLMTree group companies (other than changes required to conform to applicable privacy laws); or

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agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in the Merger Agreement to the contrary, (i) nothing set forth in the Merger Agreement shall give any other party, directly or indirectly, the right to control or direct the operations of any eLMTree group company and (ii) nothing set forth in the Merger Agreement shall prohibit, or otherwise restrict the ability of, any of Best Assistant and eLMTree from paying any Best Assistant Transaction Costs (as defined in the Merger Agreement), in each case, prior to the Closing.
During the Interim Period, the Company shall, and the Company shall cause each of the Company’s direct and indirect subsidiaries (including Merger Sub) but other than the subsidiaries to be divested in the Divestiture (together with the Company, collectively, the “GEHI Group Companies”) and the GEHI Remaining Operations to, other than to comply with a COVID-19 measure, carry on its business in the ordinary course of business consistent with past practice and in accordance with applicable legal requirements, except: (x) to the extent that Best Assistant shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); or (y) as expressly contemplated by the Merger Agreement or the other transaction documents (including as contemplated by the Divestiture) or as set forth in the GEHI Disclosure Letter.

Except as expressly contemplated by the Merger Agreement or the other transaction documents (including as contemplated by the Divestiture) or as set forth in the GEHI Disclosure Letter, or as required by applicable legal requirements (including to comply with a COVID-19 measure), without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall not, and the Company shall cause each of the GEHI Group Companies and the GEHI Remaining Operations not to, do any of the following:
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except as otherwise required by any GEHI Share Plan as in effect on the date of the Merger Agreement or applicable legal requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than US$100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative), (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, the Company’s employee benefit plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Company’s employee benefit plan if it had been in effect on the date of the Merger Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any the Company’s employee benefit plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business; or (vi) hire or terminate any employee other than (x) hires in the ordinary course of business with an annual base compensation below US$200,000 and (y) terminations for cause;

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(i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business) any intellectual property owned or purported to be owned by any of the GEHI Group Companies (the “GEHI Owned IP”); (ii) subject any GEHI Owned IP to a lien (other than Permitted Liens as defined in the Merger Agreement); or (iii) abandon, let lapse or fail to maintain or renew any GEHI Owned IP (other than GEHI Owned IP that, in the reasonable business judgment of the GEHI Group Companies, is not material to the GEHI Group Companies);

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except for transactions solely among the GEHI Group Companies, (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or otherwise, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any GEHI Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any GEHI Share Plan or such person’s employment, grant or subscription agreement, in each case, in accordance with such GEHI Group Company’s governing documents and such plan or agreement, as in effect as of the date of the Merger Agreement or modified after the date of the Merger Agreement in accordance with the Merger Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other contracts for the purchase or acquisition of such capital stock), as applicable, in any GEHI Group Company (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any GEHI Share Plan or such person’s employment, grant or subscription agreement, in each case, in accordance with such GEHI Group Company’s governing documents and such plan or agreement, as in effect as of the date of the Merger Agreement or modified after the date of the Merger Agreement in accordance with the Merger Agreement);

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amend its governing documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business pursuant to the GEHI Share Plans;

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except in the ordinary course of business: (i) merge, consolidate or combine the Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof;

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voluntarily dispose of or amend any GEHI Real Property Lease (as defined in the Merger Agreement) other than in the ordinary course of business or as would not reasonably be expected to be material to the GEHI Group Companies, individually or in the aggregate;

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other than with respect to the GEHI Real Property Leases (as defined in the Merger Agreement) and intellectual property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the GEHI Group Companies, other than in the ordinary course of business or pursuant to contracts existing on the date of the Merger Agreement;

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(i) make, create any loans, advances or capital contributions to, or investments in, any person other than any of the GEHI Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any indebtedness incurred after the date hereof in excess of US$800,000 other than such indebtedness incurred in the ordinary course of business and guarantees of any indebtedness of any GEHI Group Companies; (iii) except in the ordinary course of business, create any liens on any material property or material assets of any of the GEHI Group Companies in connection with any indebtedness thereof (other than Permitted Liens as defined in the Merger Agreement); or (iv) cancel or forgive any indebtedness owed to any of the GEHI Group Companies other than ordinary course compromises of amounts owed to the GEHI Group Companies by their respective customers;

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compromise, settle or agree to settle any legal proceeding involving payments by any GEHI Group Company of US$100,000 or more, or that imposes any material non-monetary obligations on a GEHI Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto);

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except in the ordinary course of business or as would not reasonably be expected to be material to the GEHI Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable GEHI Group Company or terminate any GEHI Material Contract (as defined in the Merger Agreement); (B) enter into any contract that would have been a GEHI Material Contract (as defined in the Merger Agreement), had it been entered into prior to the date of the Merger Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any GEHI Material Contract (as defined in the Merger Agreement) (other than assignments among the GEHI Group Companies);

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except as required by applicable accounting principles (or any interpretation thereof) or applicable legal requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

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make, change or revoke any material tax election, change (or request to change) any material method of accounting for tax purposes, file any amended material tax Return, settle or compromise any material tax liability, enter into any material closing agreement with respect to any tax or surrender any right to claim a material refund of taxes, consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment, or enter into any tax indemnity, tax sharing or tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to taxes);

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authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any GEHI Group Company;

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subject to the first bullet above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other affiliates (other than GEHI Group Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the GEHI Group Companies, (iii) GEHI Share Plans, (iv) employment arrangements entered into in the ordinary course and (v) pursuant to the permitted distributions;

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engage in any material new line of business;

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amend any provision of its privacy policies in any material respect or in any manner adverse to any of the GEHI Group Companies (other than changes required to conform to applicable privacy laws); or

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agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in the Merger Agreement to the contrary, (i) nothing set forth in the Merger Agreement shall give any other party, directly or indirectly, the right to control or direct the operations of any GEHI Group Company and (ii) nothing set forth in the Merger Agreement shall prohibit, or otherwise restrict the ability of, any GEHI Group Company from paying any GEHI Transaction Costs (as defined in the Merger Agreement), in each case, prior to the Closing.
Proxy Statement; Special Meeting; Shareholder Approvals
As promptly as practicable following the execution and delivery of the Merger Agreement, the Company shall prepare and furnish with the SEC a proxy statement of the Company for the purpose of soliciting proxies from holders of ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares to vote at the Special Meeting (as defined below) in favor of: (1) the approval and adoption of the Merger Agreement and the transactions contemplated under the Merger Agreement (including the Merger); (2) the issuance of ListCo Ordinary Shares as the Merger Consideration; (3) the adoption of the A&R MAA (and the Variation of Share Capital and the Name Change); and (4) any other proposals the parties deem necessary or desirable to consummate the transactions (collectively, the “GEHI Shareholder Matters”). Without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), the GEHI Shareholder Matters shall be the only matters (other than procedural matters) which the Company shall propose to be acted on by the Company’s shareholders at the Special Meeting. The proxy statement will comply as to form and substance with the applicable legal requirements. The Company shall furnish the proxy statement with the SEC and cause the proxy statement to be mailed to its shareholders of record, as of the record date to be established by the Board as promptly as practicable following the filing of the proxy statement (such date, the “Proxy Filing Date”).
In the preparation of the proxy statement, the Company will make available to Best Assistant drafts of the proxy statement and any other documents to be filed or furnished with the SEC that relate to the transactions, both preliminary and final, and any amendment or supplement to the proxy statement or such other document and will provide Best Assistant with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. The Company shall not file or furnish any such documents with the SEC without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed). The Company will advise Best Assistant promptly after it receives notice thereof, of: (A) the time when the proxy statement has been furnished with the SEC; (B) the furnishing of any supplement or amendment to the proxy statement; and (C) requests by the SEC for additional information relating to the proxy statement.
The Company shall make all necessary filings with respect to the transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. Best Assistant agrees to use reasonable best efforts to promptly provide the Company with all information in its possession concerning (a) the business, management, operations and financial condition of itself and its subsidiaries and (b) officers, directors, employees, shareholders, and other equityholders and such other matters, in each case, reasonably requested by the Company for inclusion in the proxy statement. Each of the Company and Best Assistant shall cause the directors, officers and employees of itself or its subsidiaries to be reasonably available to the Company and its counsel, auditors and other advisors in connection with the drafting of the proxy statement.

The Company shall, as promptly as practicable following the Proxy Filing Date, establish a record date (which date shall be agreed with Best Assistant) for, duly call and give notice of an extraordinary general meeting of the Company’s shareholders (the “Special Meeting”). The Company shall convene and hold the Special Meeting for the purpose of obtaining the approval of the GEHI Shareholder Matters, which meeting shall be held not more than twenty-five (25) business days after the date on which the Company mails the proxy statement to its shareholders. The Company shall use reasonable best efforts to obtain the approval of the GEHI Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable legal requirements for the purpose of seeking the approval of the GEHI Shareholder Matters. Notwithstanding anything to the contrary contained in the Merger Agreement, the Company shall be entitled to (and in the case of the following clauses (ii) or (iii), at the request of NetDragon, the Company shall) postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the proxy statement that the Board has determined in good faith is required by applicable legal requirements is disclosed to the Company’s shareholders and for such supplement or amendment to be promptly disseminated to the Company’s shareholders with sufficient time prior to the Special Meeting for the Company’s shareholders to consider the disclosures contained in such supplement or amendment; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the proxy statement), there are insufficient the Company’s shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the GEHI Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), or (iii), the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall the Company postpone or adjourn the Special Meeting for more than fifteen (15) days later than the most recently postponed or adjourned meeting; provided, further, that in no event shall the Company be permitted to postpone or adjourn the Special Meeting more than three times or reconvene the Special Meeting on a date that is later than five (5) business days prior to the Outside Date.
Subject to the proviso in the immediately following sentence, the Company shall include the recommendation of the Board that the shareholders of the Company vote to approve the GEHI Shareholder Matters (the “GEHI Board Recommendation”) in the proxy statement. The Board shall not (and no committee or subgroup thereof shall) change, withdraw, revoke, withhold, qualify or modify, or publicly propose to change, withdraw, revoke, withhold, qualify or modify, the GEHI Board Recommendation (a “Change in Recommendation”); provided, however, that the Board may make a Change in Recommendation if it determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach by the Board of its fiduciary obligations to GEHI’s shareholders under applicable legal requirements. The Company agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the GEHI Shareholder Matters shall not be affected by any Change in Recommendation, and the Company agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its shareholders the matters contemplated by the proxy statement, regardless of whether or not there shall have occurred any Change in Recommendation.
Prior to the date of the Merger Agreement, NetDragon has made the application to, and corresponding communications with the, HKSE in respect of the Practice Note 15 of the HKSE Listing Rules with respect to the transactions (the “PN15 Application”) with the HKSE. NetDragon shall use its reasonable best efforts to obtain the PN15 approval from the HKSE, subject to the HKSE Listing Rules and any requirements from the HKSE.
NetDragon agrees to submit with the HKSE a draft of the circular (as such filing is amended or supplemented pursuant to the Hong Kong Listing Rules, the “Circular”) in connection with the transactions pursuant to the HKSE Listing Rules, for the purposes of soliciting proxies from shareholders of NetDragon to vote at the NetDragon Extraordinary General Meeting (as defined below) in favor of the approval and adoption of NetDragon shareholder matters. After the receipt of the HKSE clearance, NetDragon shall dispatch the Circular on or around the Proxy Filing Date to its shareholders of record, as of the record date to be established by the board of directors of NetDragon.

Prior to making the submission of the Circular with the HKSE or any amendments thereto, Best Assistant will cause NetDragon to make available to the Company drafts of the Circular and such amendments and any other documents to be filed by NetDragon with the HKSE that specifically relate to the Company, both preliminary and final, and any amendment or supplement to the Circular or such other document. Best Assistant will cause NetDragon to advise the Company, promptly after it receives written notice thereof, of: (A) the time when the draft Circular has been submitted; (B) any comments from the HKSE relating to the Circular and responses thereto that specifically relate to the Company; and (C) requests by the HKSE for additional information relating to the Circular (including any amendment or supplement thereto) that specifically relate to the Company. NetDragon shall promptly respond to any HKSE comments on the Circular and shall use reasonable best efforts to have the Circular cleared by the HKSE as promptly as practicable subject to the HKSE Listing Rules and any other requirements from the HKSE.
The Company agrees to use reasonable best efforts to promptly provide Best Assistant with all information in its possession concerning (a) the business, management, operations and financial condition of itself and its Subsidiaries and (b) officers, directors, employees, shareholders, and other equityholders and such other matters, in each case, reasonably requested by Best Assistant for inclusion in the Circular, the PN15 Application and other submissions required by the HKSE Listing Rules to be made to the HKSE in connection with the transactions to the extent necessary or advisable (based on written advice from outside counsel of NetDragon or Best Assistant) for obtaining and maintaining the effectiveness of the HKSE clearance and the PN15 approval. The Company shall cause the directors, officers and employees of itself and its subsidiaries to be reasonably available to Best Assistant, NetDragon and its counsel, auditors and other advisors in connection with the drafting of the Circular and other submission required by the HKSE Listing Rules to be made to the HKSE in connection with the transactions and responding in a timely manner to comments from the HKSE thereon. In furtherance of the foregoing, each of the Company and Best Assistant consents to the inclusion of the financial statements it delivered pursuant to the Merger Agreement in the Circular.
NetDragon shall, as promptly as practicable following the receipt of the HKSE clearance, duly call and give notice of, an extraordinary general meeting of NetDragon’s shareholders (the “NetDragon Extraordinary General Meeting”), for the purpose of obtaining the approval and adoption of the NetDragon shareholder matters (the “NetDragon Shareholder Approval”), which meeting shall be held not more than twenty-five (25) business days after the date on which NetDragon despatches the Circular to its shareholders. NetDragon shall use reasonable best efforts to obtain the approval of the NetDragon shareholder matters at the NetDragon Extraordinary General Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable legal requirements for the purpose of seeking the approval of the NetDragon shareholder matters. Notwithstanding anything to the contrary contained in the Merger Agreement, NetDragon shall be entitled to (and in the case of the following clauses (ii) and (iii), at the request of the Company, NetDragon shall) postpone or adjourn the NetDragon Extraordinary General Meeting: (i) to ensure that any supplement or amendment to the Circular that the board of directors of NetDragon has determined in good faith is required by applicable legal requirements is disclosed to NetDragon’s shareholders; (ii) if, as of the time for which the NetDragon Extraordinary General Meeting is originally scheduled (as set forth in the Circular), there are insufficient shares of NetDragon represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the NetDragon Extraordinary General Meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the NetDragon shareholder matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii) or (iii), the NetDragon Extraordinary General Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall NetDragon postpone or adjourn the NetDragon Extraordinary General Meeting for more than fifteen (15) days later than the most recently postponed or adjourned meeting; provided, further, that in no event shall NetDragon be permitted to postpone or adjourn the NetDragon Extraordinary General Meeting more than three times or reconvene the NetDragon Extraordinary General Meeting on a date that is later than five (5) business days prior to the Outside Date.
No Solicitation
During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms and the Closing, Best Assistant shall not, and shall cause its affiliates (including NetDragon) not to, and shall direct its shareholders, employees, agents, officers, directors, managers, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, other than as contemplated by the Merger Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the parties hereto and their respective Representatives) concerning any merger, consolidation, sale of any material portion of the ownership interests and/or assets of any of the eLMTree group companies, recapitalization of any of the eLMTree group companies or similar transaction involving any of the eLMTree group companies (each, an “eLMTree Business Combination”); (ii) enter into any contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an eLMTree Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding an eLMTree Business Combination. Best Assistant shall, and shall cause its affiliates (including NetDragon) to, and shall cause their respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any person with respect to any eLMTree Business Combination.
During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, the Company and Merger Sub shall not, and shall direct its Representatives not to, directly or indirectly, other than as contemplated by the Merger Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the parties to the Merger Agreement and their respective Representatives) concerning any merger, consolidation, sale of ownership interests or assets of the Company (other than the parties to the Merger Agreement and their respective Representatives), recapitalization of the Company or similar transaction involving the Company (each, a “GEHI Business Combination”); (ii) enter into any contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a GEHI Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a GEHI Business Combination. The Company and Merger Sub shall, and shall cause their respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any person with respect to any GEHI Business Combination.
Director and Officer Indemnification and Insurance
The Company agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any eLMTree group company (each, together with such person’s heirs, executors or administrators, an “eLMTree D&O Indemnified Party”), as provided in their respective governing documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, the Company shall cause each eLMTree group company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of its governing documents as in effect immediately prior to the Closing Date, and the Company shall, and shall cause the eLMTree group companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any eLMTree D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any legal proceedings pending or asserted or any claim made within such period shall continue until the disposition of such legal proceeding or resolution of such claim.
Prior to the Closing, eLMTree shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “eLMTree D&O Tail”) or alternatively an annual ongoing directors’ and officers’ liability insurance, in each case, in respect of acts or omissions occurring prior to the Effective Time covering each such person that is a director or officer of an eLMTree group company currently covered by eLMTree’s and its affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement or as commercially practicable under market conditions at such time. The eLMTree D&O Tail shall be maintained for the six-year period following the Closing. The Company shall, and shall cause the eLMTree as the surviving company to, maintain the eLMTree D&O Tail in full force and effect for their full terms and cause all obligations thereunder to be honored by the eLMTree group companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this section of the Merger Agreement.
The Company agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of the Company (each, together with such person’s heirs, executors or administrators, a “GEHI D&O Indemnified Party”), as provided in its governing documents, shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, the Company shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s governing documents as in effect immediately after the Closing Date, and the Company shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any GEHI D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any legal proceedings pending or asserted or any claim made within such period shall continue until the disposition of such legal proceeding or resolution of such claim.
Prior to the Closing, the Company shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “GEHI D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such person that is a director or officer of the Company currently covered by the Company and its affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement for the six-year period following the Closing, provided that, the total cost the GEHI D&O Tail shall not exceed 350% of the annual premium paid as of the date of the Merger Agreement by the Company for its existing directors’ and officers’ liability insurance policy. The Company shall maintain the GEHI D&O Tail in full force and effect for its full term and honor all obligations thereunder, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this section of the Merger Agreement.
Reasonable Best Efforts
Each of the Company, Merger Sub, Best Assistant and eLMTree agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in the Merger Agreement to be satisfied; (ii) the obtaining of all necessary waivers, consents, approvals, orders and authorizations from governmental entities and the making of all necessary registrations, declarations and filings with governmental entities, and the taking of all commercially reasonable steps as may be necessary to avoid any legal proceeding against the Merger Agreement or any of the transactions contemplated by the Merger Agreement; (iii) the obtaining of all consents, approvals or waivers from third parties set forth on the Best Assistant Disclosure Letter; (iv) the obtaining of all consents, approvals or waivers from third parties set forth on the GEHI Disclosure Letter; (v) the defending of any legal proceeding challenging the Merger Agreement or the consummation of the transactions, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the transactions.
Notwithstanding anything herein to the contrary, nothing in the Merger Agreement shall be deemed to require (i) any of Best Assistant and eLMTree to agree to any Restrictive Condition (as defined in the Merger Agreement) with respect to eLMTree, and (ii) the Company to agree to any Restrictive Condition (as defined in the Merger Agreement) with respect to itself, in each case, in order to satisfy the required approvals condition. Without the written consents of Best Assistant, no party shall offer, propose, negotiate, commit, agree to, take or effect any Restrictive Conditions (as defined in the Merger Agreement) with respect to eLMTree or the GEHI Remaining Operations in order to satisfy the required approvals condition.

Other Agreements
Pursuant to the Merger Agreement, the parties have also agreed to certain additional covenants relating to, among others, the following:
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The Company shall cause the ListCo Ordinary Shares to be issued as the Merger Consideration to be approved for listing on the NYSE (through ADSs) on a tier no lower than the ListCo Class A Ordinary Shares traded through ADSs on the date of the Merger Agreement with eLMTree’s cooperation.

•
The Company shall, from the date of the Merger Agreement through the Closing, ensure that the Company remains listed as a public company on the NYSE, in compliance with any applicable NYSE rules and regulations, and that the ADSs remain listed on the NYSE, and keep current and timely file all reports or information required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable legal requirements.

•
Each applicable party shall use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with the relevant section of the Merger Agreement to cause the expiration or termination of the applicable waiting periods under the HSR Act, or receipt of required approvals or clearances under all applicable antitrust laws as soon as practicable.

•
As promptly as practicable, each applicable party shall use its reasonable best efforts to cooperate, provide information and otherwise assist with (i) the making of the draft joint notice to CFIUS within ten (10) business days after the date of the Merger Agreement, and the making of the formal joint notice within seven (7) business days of the receipt of comments from CFIUS on the draft joint notice in the pre-notice consultation process, (ii) as promptly as reasonably practicable, responding to any request received from CFIUS for any certification, additional information, documents or other materials in respect of either of such notices or the transaction, (iii) ensuring that any information furnished by such party to CFIUS is true, complete and correct in all material respects, (iv) except as required to protect confidential commercial, financial, or otherwise sensitive information, the sharing of copies, or portions thereof, of all such documents to the Company and Best Assistant prior to filing and reasonable consideration of all additions, deletions or changes suggested by the Company and Best Assistant in connection therewith, and (v) resolving any review, investigation, or other inquiry of CFIUS, or any CFIUS member agency, with respect to the transactions, including, for avoidance of doubt, any mitigation or other agreement requested by CFIUS.

•
Beginning on the date of the Merger Agreement and ending on the second anniversary thereof, each party agrees to maintain in confidence any non-public information received from the other parties, and to use such non-public information only for purposes of consummating the transactions, subject to exceptions set forth in the Merger Agreement. Notwithstanding anything to the contrary, this confidentiality obligation shall terminate and be of no further force or effect upon the Closing.

•
The Company and Best Assistant shall reasonably cooperate to create and implement a communications plan regarding the transactions promptly following the date of the Merger Agreement. Notwithstanding the foregoing, none of the parties or any of their respective affiliates will make any public announcement or issue any public communication regarding the Merger Agreement, the other transaction documents or the transactions or any matter related to the foregoing, without the prior written consent of the Company and Best Assistant (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), subject to exceptions set forth in the Merger Agreement.

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Best Assistant will afford the Company and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of the eLMTree group companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the eLMTree group companies, as the Company may reasonably request in connection with the consummation of the transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such eLMTree group companies.

•
The Company will afford the Best Assistant and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of the Company during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of the Company, as Best Assistant may reasonably request in connection with the consummation of the transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of the Company.
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Best Assistant shall not, and shall cause each of its subsidiaries not to, directly or indirectly, engage in any transactions involving the securities of the Company prior to the time of the making of a public announcement regarding the transactions, without the Company’s consent. Best Assistant shall direct each of its officers and directors to comply with the foregoing requirement.

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Each of the Company, Merger Sub, Best Assistant and eLMTree will promptly provide the other parties with prompt written notice of: (a) any event, development or condition of which it obtains knowledge that: (i) is reasonably likely to cause any of the conditions to closing as set forth in the Merger Agreement not to be satisfied; (ii) would require any amendment or supplement to the proxy statement; or (b) the receipt of written notice from any person alleging that the consent of such person may be required in connection with the transactions.

•
The transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of the Merger Agreement and the transactions contemplated under the Merger Agreement (but excluding the other transaction documents), including the eLMTree restructuring (but excluding the Best Assistant Redemption (as defined in the Merger Agreement)) (collectively, “Transfer Taxes”) shall be borne and paid by the Company, provided that, for the avoidance of doubt, the Company shall not bear and pay/reimburse the Transfer Taxes of Best Assistant (including those in connection with the eLMTree restructuring) in the event that the Closing does not occur.

•
Between the date of the Merger Agreement and the Closing, each of the Company and Best Assistant may solicit any interim transaction financing in connection with the Merger. Each of the Company and Best Assistant shall, and shall cause its Representatives to, reasonably cooperate with the other party in connection with the efforts to obtain any such interim transaction financing. Notwithstanding the foregoing, any definitive agreements in connection with any interim transaction financing shall be approved in writing by the Company and Best Assistant (such approval not to be unreasonable withheld, conditioned or delayed).

•
The Company shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacement of, the Note Purchase Agreement without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), except for such amendments or modifications that are purely clerical in nature. The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Note Purchase Agreement on the terms and conditions described therein.

•
The Company shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacement of, the Divestiture Agreement without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), except for such amendments or modifications that are purely clerical in nature. The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Divestiture Agreement on the terms and conditions described therein.

•
Best Assistant shall cause ND BVI to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Secondary SPA on the terms and conditions described therein.

•
From the date of the Merger Agreement until the Closing, Best Assistant shall use commercially reasonable efforts to promptly obtain from Deloitte Touche Tohmatsu Limited (including its affiliates, “Deloitte”) (or such other auditor to the reasonable satisfaction of the Company, or as required by the SEC, the NYSE and/or the HKSE, as applicable) such financial statements of the

eLMTree operations for such period and on such standards as required by the SEC, the NYSE and/or the HKSE, as applicable, in connection with the transactions.
•
From the date of the Merger Agreement until the Closing, the Company shall use commercially reasonable efforts to promptly obtain from Marcum LLP (or such other auditor to the reasonable satisfaction of Best Assistant, or as required by the SEC, the NYSE and/or the HKSE, as applicable) such financial statements of the GEHI Remaining Operations for such period and on such standards as required by the SEC, the NYSE and/or the HKSE, as applicable, in connection with the transactions.

•
As soon as reasonably practicable after the date of the Merger Agreement, Best Assistant shall (i) incorporate eLMTree in the Cayman Islands in the form of an exempted company limited by shares and as its wholly owned subsidiary, (ii) as the sole shareholder of eLMTree, approve the execution, delivery and performance of the Merger Agreement and the consummation of the applicable transactions contemplated thereby, and adopt the Merger Agreement, and (iii) cause eLMTree to execute and deliver a joinder pursuant to which eLMTree will accede to the terms of the Merger Agreement and join the Merger Agreement as a “Party” and an “eLMTree Party”.

•
Best Assistant shall complete the eLMTree restructuring in a manner that does not materially and adversely affect the value of the eLMTree operations or otherwise is reasonably acceptable to the Company, as soon as reasonably practicable after the date of the Merger Agreement in compliance with applicable legal requirements, and shall keep the Company reasonably informed of the status and progress of the eLMTree restructuring in all material respects (including any potential material obstacles or delays).

•
Subject to applicable legal requirements and requirements of the HKSE, approximately 2% of the total ListCo Ordinary Shares to be received by ND BVI in the transactions (including under the Merger Agreement as Merger Consideration and under the Secondary SPA) will be distributed to ND BVI’s direct shareholder NetDragon, which will in turn further distribute such ListCo Ordinary Shares to certain of its shareholders as contemplated in the PN15 Application (the “Assured Entitlement Distribution”). The parties agree to use commercially reasonable efforts to cooperate with Best Assistant and NetDragon in order to consummate such Assured Entitlement Distribution.

•
Prior to the Closing, Best Assistant shall use commercially reasonable efforts to procure that each of its shareholders enter into the General Lock-Up Agreement (as defined in the Merger Agreement) with the Company, except for such shareholders who have delivered either the Insider Lock-Up Agreement (as defined in the Merger Agreement) or the General Lock-Up Agreement on the date of the Merger Agreement.

Conditions to the Merger
Conditions to Obligations of Each Party’s Obligations
The respective obligations of each of the Company, Merger Sub, Best Assistant and eLMTree to the Merger Agreement to effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing:
•
At the Special Meeting (including any adjournments thereof), the approval of the GEHI Shareholder Matters shall have been obtained and shall remain in full force and effect.

•
At the NetDragon Extraordinary General Meeting (including any adjournments thereof), the NetDragon Shareholder Approval shall have been obtained and shall remain in full force and effect.

•
(i) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated, (ii) the Completion of CFIUS Process (as defined in the Merger Agreement), and (iii) the HKSE clearance and the PN15 approval shall have been obtained and remain effective.

•
No provision of any applicable legal requirement prohibiting, enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement shall be in effect, and no temporary, preliminary or permanent restraining order enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement shall be in effect.

•
NYSE approval of the listing application submitted by the Company shall have been obtained.

•
No general suspension or material limitation of trading in the ADSs has been imposed or threatened by the SEC or the NYSE (except for the threatened suspension as disclosed on the Form 6-K filed with the SEC on April 20, 2022, or in connection with the Holding Foreign Companies Accountable Act).

•
The conditions for the Bond Closing shall have been satisfied or waived and the Bond Closing shall have occurred concurrently with the Closing.

•
The conditions for the Divestiture Closing shall have been satisfied or waived, and the Divestiture Closing shall have occurred immediately prior to the Closing.

•
The conditions for the Secondary Sale Closing shall have been satisfied or waived, and the Secondary Sale Closing shall have occurred immediately prior to the Closing.

•
The Board shall consist of four (4) Independent Directors and three (3) eLMTree Directors immediately after the Effective Time, to be designated by Best Assistant in writing at least ten (10) business days prior to the Closing.

Additional Conditions to Obligations of Best Assistant and eLMTree
In addition, the obligations of each of Best Assistant and eLMTree to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by Best Assistant:
•
(i) The fundamental representations of each of the Company and Merger Sub shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V of the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “GEHI Material Adverse Effect” or any similar limitation contained herein) on and as of the applicable Closing Date as though made on and as of the applicable Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a GEHI Material Adverse Effect.

•
Each of the Company and Merger Sub shall have performed or complied with all agreements and covenants required by the Merger Agreement and the other transaction documents to be performed or complied with by it on or prior to the applicable Closing Date, in each case in all material respects.

•
No GEHI Material Adverse Effect shall have occurred since the date of the Merger Agreement.

•
The cash requirement with respect to the Company which means the net cash of the Company equals or exceeds US$15,000,000 is satisfied on the Closing Date.

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The Company shall have delivered to eLMTree and Best Assistant a certificate, signed by a duly authorized officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in the four bullets above.

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The memorandum and articles of association of the Company shall have been amended and restated in its entirety in the form of the A&R MAA and the conversion of its ListCo Class B Ordinary Shares to ListCo Class A Ordinary Shares by each holder of ListCo Class B Ordinary Shares shall have occurred in connection therewith.

•
The Company shall have delivered the Registration Rights Agreement (as defined in the Merger Agreement), duly executed by the Company.

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The Company shall have delivered to Best Assistant a PRC law legal opinion from Commerce & Finance Law Offices and addressed to the Company that the Divestiture complies with the legal requirements of PRC, in form and substance reasonably satisfactory to eLMTree and Best Assistant.

Additional Conditions to the Obligations of the Company
In addition, the obligations of the Company and Merger Sub to consummate and effect the Merger and the other transactions contemplated under the Merger Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by the Company:
•
(i) The fundamental representations of each of Best Assistant and eLMTree shall be true and correct in all respects on and as of the applicable Closing Date as though made on and as of the applicable Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), based on the assumption that the eLMTree restructuring shall have been completed pursuant to the terms of the Merger Agreement; and (ii) all other representations and warranties set forth in Article IV of the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “eLMTree Material Adverse Effect” or any similar limitation contained herein) on and as of the applicable Closing Date as though made on and as of the applicable Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), based on the assumption that the eLMTree restructuring shall have been completed pursuant to the terms of the Merger Agreement, except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have an eLMTree Material Adverse Effect.

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Each of Best Assistant and eLMTree shall have performed or complied with all agreements and covenants required by the Merger Agreement and the other transaction documents to be performed or complied with by it on or prior to the applicable Closing Date, in each case in all material respects.

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No eLMTree Material Adverse Effect shall have occurred since the date of the Merger Agreement.

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The cash requirement with respect to eLMTree which means the working capital of eLMTree equals or exceeds US$25,000,000 is satisfied on the Closing Date.

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The eLMTree restructuring shall have been completed pursuant to the terms of the Merger Agreement.

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Best Assistant shall have delivered to the Company a certificate, signed by a duly authorized officer of Best Assistant and dated as of the applicable Closing Date, certifying as to the matters set forth in the five bullets above.

Termination of the Merger Agreement
The Merger Agreement may be terminated at any time prior to the Closing:
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by mutual written agreement of the Company and Best Assistant at any time;

•
by any of the Company and Best Assistant if the Closing shall not have occurred by the Outside Date; provided, however, that such right to terminate the Merger Agreement as provided in this bullet shall not be available to any of the Company and Best Assistant if the action or failure to act of the Company or Best Assistant (or in the case of the Company, any of the Company and Merger Sub, or in the case of Best Assistant, any of Best Assistant and eLMTree) has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of the Merger Agreement;

•
by any of the Company and Best Assistant if a governmental entity shall have issued an order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under the Merger Agreement, including the Merger, which order or other action is final and nonappealable;

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by Best Assistant, upon a breach of any covenant or agreement set forth in the Merger Agreement on the part of any of the Company and Merger Sub, or if any representation or warranty of any of the Company and Merger Sub shall have become untrue, in either case, such that the conditions to the Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by the Company or Merger Sub is curable by the Company and Merger Sub prior to the Outside Date, then Best Assistant must first provide written notice of such breach to the Company and may not terminate the Merger Agreement as provided in this bullet, if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from Best Assistant to the Company of such breach; and (ii) the Outside Date; provided, further, that it being understood that Best Assistant may not terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement and such breach has not been cured;
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by the Company, upon a breach of any covenant or agreement set forth in the Merger Agreement on the part of any of Best Assistant and eLMTree or if any representation or warranty of any of Best Assistant and eLMTree shall have become untrue, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by Best Assistant and eLMTree prior to the Outside Date, then the Company must first provide written notice of such breach to Best Assistant and may not terminate the Merger Agreement as provided in this bullet, if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from the Company to Best Assistant of such breach; and (ii) the Outside Date; provided, further, that it being understood that the Company may not terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement and such breach has not been cured;

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by any of the Company and Best Assistant, if, at the Special Meeting (including any adjournments thereof), the approval of the GEHI Shareholder Matters is not obtained;

•
by any of the Company and Best Assistant, if, at the NetDragon Extraordinary General Meeting (including any adjournments thereof), the NetDragon Shareholder Approval is not obtained; or

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by any of the Company and Best Assistant, if the Note Purchase Agreement, the Divestiture Agreement or the Secondary SPA is terminated in accordance with its terms; provided, that it being understood that neither the Company nor Best Assistant may terminate the Merger Agreement pursuant to this bullet if it shall have materially breached the Merger Agreement or if it or any of its affiliates shall have materially breached the Note Purchase Agreement, the Divestiture Agreement or the Secondary SPA, as applicable, and, in each case, such breach has not been cured.

In the event of the termination of the Merger Agreement as provided above, the Merger Agreement shall be of no further force or effect and the transactions contemplated under the Merger Agreement shall be abandoned, except for and subject to the following: (i) the Merger Agreement’s provisions regarding confidentiality, communications plan, access to information, notice of termination, effect of termination, and certain general provisions shall survive the termination of the Merger Agreement; and (ii) nothing in the Merger Agreement shall relieve any party from liability for any intentional breach of the Merger Agreement or fraud.
Expenses
At the Closing or promptly thereafter, the Company shall pay or cause to be paid all Best Assistant Transaction Costs (as defined in the Merger Agreement) and GEHI Transaction Costs (as defined in the Merger Agreement) to the extent unpaid as of the Closing Date, each as set forth on the closing payments schedule and the financing certificate, each as provided in accordance with the Merger Agreement, respectively. For the avoidance of doubt, to the extent that any Best Assistant Transaction Costs have been paid prior to the Closing Date, at the Closing or promptly thereafter, the Company shall reimburse each applicable payor for the amount of such paid Best Assistant Transaction Costs, as set forth on the closing payments schedule or the financing certificate, as applicable.
Except as otherwise expressly provided in the Merger Agreement or the other transaction documents, whether or not the transactions are consummated, each party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of the Merger Agreement and the transaction documents and the consummation of the transactions.
Other Remedies; Specific Performance
Except as otherwise provided in the Merger Agreement, prior to the Closing, any and all remedies therein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
Each of the Company, Merger Sub, Best Assistant and eLMTree shall be entitled to enforce specifically the terms and provisions of the Merger Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of the Merger Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.
The existence of any other remedy contemplated by the Merger Agreement does not diminish the availability of specific performance of the obligations thereunder or any other injunctive relief. Each party further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.
Amendments; Extension; Waiver
The Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of the parties.
At any time prior to the Closing, the Company (on behalf of and only with respect to the Company and Merger Sub) or Best Assistant (on behalf of and only with respect to Best Assistant and eLMTree) may, to the extent not prohibited by applicable legal requirements: (a) extend the time for the performance of any of the obligations of another party; (b) waive any inaccuracies in the representations and warranties made by another party contained in the Merger Agreement or in any document delivered by another party pursuant thereto; and (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under the Merger Agreement shall not constitute a waiver of such right.

THE VOTING AGREEMENT
The following is a summary of the material terms and conditions of the Voting Agreement. This summary may not contain all the information about the Voting Agreement that is important to you. This summary is qualified in its entirety by reference to the Voting Agreement attached as Annex E to, and incorporated by reference into, this proxy statement.
Concurrent with the execution of the Merger Agreement, the Undertaking Shareholders who collectively hold 12,258,898 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares, representing approximately 89.9% of the total voting power of the total issued and outstanding share capital of the Company as of the date of this proxy statement, have entered into the Voting Agreement, agreeing to vote or cause to be voted all securities of the Company he, she or it beneficially owns (the “Voting Shares”) in favor of, among other things, (a) the approval and adoption of the Merger Agreement and the transactions contemplated thereunder (including the Merger), (b) the issuance of the Merger Consideration, (c) the adoption of the A&R MAA (and the Variation of Share Capital and the Name Change), and (d) any other proposals as deemed necessary or desirable to consummate the transactions contemplated by the Merger Agreement and other transaction documents.
The Undertaking Shareholders also agree to vote or cause to be voted the Voting Shares against (a) any proposal or offer from any person (other than Best Assistant or any of its affiliates or the Divestiture Purchaser in respect of the Divestiture only) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company or any of its subsidiaries, (ii) the issuance, sale or acquisition of shares or other equity securities of the Company, or (iii) the sale, mortgage, charge, lease, exchange or other disposition of any significant portion of the Company’s properties or assets, including the assets covered by the Divestiture Agreement; (b) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Divestiture Agreement; and (c) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the transactions contemplated by the Merger Agreement and other transaction documents (including the Merger) or the Divestiture and the other transactions contemplated by the Divestiture Agreement or the fulfillment of the Company’s conditions under the Merger Agreement or the Divestiture Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to its governing documents), except as contemplated by the Voting Agreement.
Transfer Restrictions
Each Undertaking Shareholder agrees that during the term of the Voting Agreement, such Undertaking Shareholder will not, directly or indirectly, transfer (including by operation of law), sell, tender, grant, offer, exchange, assign, pledge, charge or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), or encumber (“Transfer”) any of his, her or its Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of his, her or its Voting Shares or such Undertaking Shareholder’s voting or economic interest therein. Any attempted Transfer of Voting Shares or any interest therein in violation of this section shall be null and void. This section shall not prohibit a Transfer of Voting Shares by any Undertaking Shareholder to (a) any investment fund or other entity controlled or managed by or under common management or control with such Undertaking Shareholder or affiliates thereof, (b) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Undertaking Shareholder, or (c) if such Undertaking Shareholder is a corporation, limited liability company, partnership, trust or other entity, any stockholder, member, partner or trust beneficiary as part of a distribution; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Company and Best Assistant to be bound by all of the terms of the Voting Agreement as an Undertaking Shareholder.
Conversion of ListCo Class B Ordinary Shares to ListCo Class A Ordinary Shares
Each Undertaking Shareholder holding ListCo Class B Ordinary Shares agrees to (a) deliver a written notice to the Company immediately prior to the Closing, that such Undertaking Shareholder elects to convert all of the ListCo Class B Ordinary Shares then held by it into ListCo Class A Ordinary Shares pursuant to Article 13 of the fifth amended and restated memorandum and article of association of the Company and (b) cause the Company to record the re-designation of the relevant ListCo Class B Ordinary Shares to be converted as ListCo Class A Ordinary Shares by making such entries on the register of members of the Company pursuant to Article 14 of the fifth amended and restated memorandum and article of association of the Company.
Termination
The Voting Agreement terminates automatically upon the earlier to occur of (a) the Closing and (b) the date on which the Merger Agreement is terminated for any reason in accordance with its terms. Upon termination of the Voting Agreement, no party shall have any further rights, obligations or liabilities under the Voting Agreement; provided, that nothing shall relieve any party of liability for any willful breach of the Voting Agreement occurring prior to termination and certain provisions shall survive any termination of the Voting Agreement.

PROPOSAL II: THE AMENDMENT PROPOSAL
The Amendment Proposal would, subject to and conditional upon the Merger becoming effective, amend and restate the fifth amended and restated memorandum and article of association of the Company by their deletion in their entirety and the substitution of in their place of the sixth amended and restated memorandum and articles of association of the Company (the “A&R MAA”) in the form attached as Annex C to this proxy statement, effective immediately prior to the Effective Time.
Required Vote
The approval of the Amendment Proposal requires the affirmative vote of at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.
Recommendation of Our Board of Directors
OUR BOARD OF DIRECTORS (WITH MR. CEN SHI (AS MR. GANG CHEN’S PROXY), MR. CHIMIN CAO AND MS. YANLAI SHI ABSTAINING FROM VOTING) RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS VOTE “FOR” PROPOSAL II, THE AMENDMENT PROPOSAL.

PROPOSAL III: THE NAME CHANGE PROPOSAL
The Name Change Proposal would, subject to and conditional upon the Merger becoming effective, change the name of the Company from “Gravitas Education Holdings, Inc.” to “Mynd.ai, Inc.” effective immediately prior to the Effective Time.
Required Vote
The approval of the Name Change Proposal requires the affirmative vote of at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.
Recommendation of Our Board of Directors
OUR BOARD OF DIRECTORS (WITH MR. CEN SHI (AS MR. GANG CHEN’S PROXY), MR. CHIMIN CAO AND MS. YANLAI SHI ABSTAINING FROM VOTING) RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS VOTE “FOR” PROPOSAL III, THE NAME CHANGE PROPOSAL.

PROPOSAL IV: THE VARIATION OF SHARE CAPITAL PROPOSAL
The Various of Share Capital Proposal would, subject to and conditional upon the Merger becoming effective, effective immediately prior to the Effective Time, vary the authorized share capital of the Company as follows: (a) the authorized share capital of the Company shall become US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with the A&R MAA, and (b) all ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares in the authorized share capital of the Company (including all issued and outstanding ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares, and all authorized but unissued ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares) shall be re-designated as ordinary shares of a par value of US$0.001 each.
Required Vote
The approval of the Variation of Share Capital Proposal requires the affirmative vote of at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.
Recommendation of Our Board of Directors
OUR BOARD OF DIRECTORS (WITH MR. CEN SHI (AS MR. GANG CHEN’S PROXY), MR. CHIMIN CAO AND MS. YANLAI SHI ABSTAINING FROM VOTING) RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS VOTE “FOR” PROPOSAL IV, THE VARIATION OF SHARE CAPITAL PROPOSAL.

PROPOSAL V: THE ISSUANCE OF MERGER CONSIDERATION PROPOSAL
The Issuance of Merger Consideration Proposal would authorize and approve the issuance of the Merger Consideration at the Effective Time to holders of ordinary shares of eLMTree issued and outstanding immediately prior to the Effective Time in connection with the Merger.
Required Vote
The approval of the Issuance of Merger Consideration Proposal requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.
Recommendation of Our Board of Directors
OUR BOARD OF DIRECTORS (WITH MR. CEN SHI (AS MR. GANG CHEN’S PROXY), MR. CHIMIN CAO AND MS. YANLAI SHI ABSTAINING FROM VOTING) RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS VOTE “FOR” PROPOSAL V, THE ISSUANCE OF MERGER CONSIDERATION PROPOSAL.

PROPOSAL VI: THE GENERAL AUTHORIZATION PROPOSAL
The General Authorization Proposal would authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement and the transactions contemplated thereunder, including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Name Change and the Variation of Share Capital.
Required Vote
The approval of the General Authorization Proposal requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.
Recommendation of Our Board of Directors
OUR BOARD OF DIRECTORS (WITH MR. CEN SHI (AS MR. GANG CHEN’S PROXY), MR. CHIMIN CAO AND MS. YANLAI SHI ABSTAINING FROM VOTING) RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS VOTE “FOR” PROPOSAL VI, THE GENERAL AUTHORIZATION PROPOSAL.

PROPOSAL VII: THE ADJOURNMENT PROPOSAL
The Adjournment Proposal would authorize the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting. If the Adjournment Proposal is approved, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to approve the Merger Proposal, the Amendment Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Issuance of Merger Consideration Proposal and the General Authorization Proposal. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.
Vote Required for Approval
The approval of the Adjournment Proposal requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.
Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.
Recommendation of Our Board of Directors
OUR BOARD OF DIRECTORS (WITH MR. CEN SHI (AS MR. GANG CHEN’S PROXY), MR. CHIMIN CAO AND MS. YANLAI SHI ABSTAINING FROM VOTING) RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS VOTE “FOR” PROPOSAL VII, THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT ELMTREE
CORPORATE HISTORY AND STRUCTURE
On April 18, 2023, the Company, Best Assistant, NetDragon and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, NetDragon will spin off the Spin-off Business and Best Assistant will form eLMTree as its wholly owned subsidiary. The Spin-off Business under eLMTree for the Merger comprises the non-PRC education business operated by four wholly-owned subsidiaries of Best Assistant, namely (i) Promethean World Limited (“Promethean”); (ii) Edmodo, LLC. (“Edmodo”); (iii) Elernity (Thailand) Co., Ltd. (“Elernity Thailand”); and (vi) Sky Knight Investments Limited (“Sky Knight”). At the Closing, Merger Sub will be merged with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company, whereby the existing shareholders of eLMTree will receive certain newly issued ListCo Ordinary Shares issued by the Company as consideration for the Merger, subject to and in accordance with the terms and conditions contemplated under the Merger Agreement.
Business of Promethean
Promethean is principally engaged in developing and manufacturing of 65 inch or greater touch screen interactive flat-panel displays for sale into the education market, in particular, for schools and local governments in the US and other countries, including, United Kingdom, Germany, Italy and France. As of December 31, 2022, Promethean’s interactive displays are used in more than 1 million classrooms across more than 100 different countries. Promethean develops and provides complimentary award-winning teaching software for its interactive displays to make learning fun and engaging, and lesson preparation and delivery easier for teachers. For the years ended December 31, 2020, 2021 and 2022, revenue generated by Promethean amounted to approximately US$312,060,000, US$448,193,000, and US$584,684,000, respectively.
Business of Edmodo
Edmodo is a wholly owned subsidiary of Promethean and is principally engaged in developing and operating an online education platform under the brand Edmodoworld. Prior to the termination of the Edmodo.com platform in 2022, Edmodo was used in many countries and offered as a communication, collaboration, and coaching platform. After the termination of the Edmodo.com platform on September 22, 2022, Edmodo continues to operate a small paid platform under the Edmodoworld brand (the “Edmodoworld”). As of the date of this proxy statement, Edmodoworld is only available in 11 schools in Hong Kong and as a bundled service in Thailand for which revenue is expected to be immaterial for the year ending December 31, 2023.
Business of Elernity Thailand
Elernity Thailand is a company established in Thailand principally engaged in the facilitation of sale of Promethean’s interactive displays and Edmodoworld in Thailand. For the years ended 31 December 2020, 2021 and 2022, revenue generated by Elernity Thailand amounted to approximately RMB142,000 (US$21,000), RMB37,000 (US$6,000), and RMB41,500 (US$6,000), respectively.
Business of Sky Knight
Sky Knight is an indirect wholly-owned subsidiary of Best Assistant, and holds 57.0% of Promethean Middle East and Africa Limited (“Promethean Africa”), a joint venture established in the Cayman Islands in April 2021. The remaining 43% interests of Promethean Africa are held by an independent third party. The purpose of establishing Promethean Africa is for the promotion and sale of products and services of Promethean and Edmodoworld, among others, in Egypt through the Ministry of Education of Egypt. Sky Knight does not have any material operations as at the date of this submission and did not generate any revenue since its incorporation.

The following diagram illustrates the corporate structure of eLMTree including its principal subsidiaries, post the Closing:

Elmtree Inc.
(incorporated in the Cayman Islands)
100.00%
Elernity (Thailand) Co., Ltd.**
(incorporated in Thailand)
100.00%
Promethean Eğİtİm Teknolojİlerİ Sanayİ Ve Tİcaret Anonİm Şİrketİ*
(Incorporated in Turkey)
100.00%
Promethean Technology (Shenzhen) Limited
(incorporated in China)
100.00%
Promethean World Limited
(incorporated in UK)
100.00%
Promethean Limited
(incorporated in England and Wales)
100.00%
Promethean GmbH
(incorporated in Germany)
100.00%
100.00%
Chalkfree Limited
(incorporated in England and Wales)
100.00%
Promethean SAS
(incorporated in France)
100.00%
99.90%
Promethean Solutions LLP
(incorporated in India)
Promethean (Holdings) Limited
(incorporated in England and Wales)
0.10%
100.00%
Promethean Inc
(incorporated in Delaware)
100.00%
Edmodo, LLC.
(incorporated in Delaware)
100.00%
Promethean Poland sp. z.o.o.
(incorporated in Poland)
100.00%
Sky Knight Investments Limited
(incorporated in BVI)
57.00%
Promethean Middle East and Africa Limited
(incorporatred in Cayman Islands)

*
Promethean Eğİtİm Teknolojİlerİ Sanayİ Ve Tİcaret Anonİm Şİrketİ is in the process of liquidation. Depending on when the liquidation process is completed, such entity may not be included in the scope of eLMTree group companies as of the completion of the eLMTree restructuring and/or as of the Closing Date

**
A nominal amount of shares in Elernity (Thailand) Co., Ltd. will be held by Elmtree Inc. indirectly through its wholly-owned subsidiary Sky Knight Investments Limited

BUSINESS
Overview
eLMTree provides global, blended learning solutions and collaboration tools to help teachers, schools, students, and professionals realize their greatest potential. eLMTree’s products support each stage of the learning journey from children discovering their ABCs to adults advancing their careers. eLMTree attempts to emphasize the importance of blended learning which combines online tools with face-to-face teaching and collaboration.
Promethean
Promethean is a leading, award-winning education technology (“EdTech”) company working to transform the way the world learns and collaborates. Promethean produces large touch screen interactive flat-panel displays (“IFPDs”), interactive whiteboards and teaching software primarily used in the education market in the US and other countries. Promethean’s award-winning IFPD, the ActivPanel, was designed to engage students, connect colleagues, and bring out the brilliance in everyone. Additionally, Promethean develops award-winning free teaching software for its interactive displays, ActivInspire and ClassFlow, that makes learning fun and engaging, and lesson preparation and delivery easier for teachers. Promethean generates revenue primarily from the sale of interactive displays to schools and local governments in the United States and in many other countries.
Founded in 1996 by Tony Cann in Blackburn, England, Promethean was created by teachers, for teachers. Seeking to alleviate teachers’ workload, Promethean pioneered interactive whiteboards and sold over one million interactive whiteboards over the following ten years.
As Promethean continued to develop its market leading interactive whiteboards and started to develop its new interactive flat panels, it sought to further improve student outcomes by designing lesson delivery software, such as ActiveInspire in 2009 and ClassFlow in 2014. By 2015, Promethean was one of the few interactive learning companies that had a combined hardware and software solution. In November 2015, NetDragon, a leading developer and operator of online games and mobile internet platforms in China, acquired Promethean as part of its commitment to scale its online education business to pursue its vision of creating an online learning community, and to bring the “classroom of the future” to schools around the world.
More than 25 years of product development experience and close relationship with the teaching community has positioned Promethean to adapt to and understand teacher and student needs, and successfully address pain points in the classroom. According to management commissioned reports on the world interactive flat panel display market, as of March 31, 2023, Promethean held a 30.8% share of the IFPD market in the United States. According to the same study, from April 2022 to March 2023, Promethean achieved a 21.2% volume share of the global K-12 IFPD market excluding China and remained the number one brand in the United States, United Kingdom, Ireland and Germany. Promethean’s business in the United States generated US$408 million and outside of the United States US$177 million in revenue in 2022.
In January of 2022, Edmodo, LLC which was formerly a NetDragon sister company to Promethean, became a wholly owned subsidiary of Promethean and is now principally engaged in developing and operating an online education platform under the Edmodoworld brand (the “Edmodoworld”). Edmodoworld is a subscription-based product, marketed to Ministries of Education to enable their teachers to share content, quizzes and assignments, and manage communication with students and colleagues. Prior to the termination of the Edmodo.com platform in 2022, Edmodo was used in many countries and offered as a communication, collaboration, and coaching platform. After the termination of the Edmodo.com platform on September 22, 2022, Edmodoworld operates a subscription-based model by providing services such as content sharing, distribution of quizzes and assignments, and communication to 11 schools in Hong Kong and as a bundled service in Thailand.
eLMTree’s global coverage is facilitated by Promethean’s strong, far-reaching relationships with over 250 distributor and reseller partners with whom Promethean has a direct relationship and the more than 1,500 resellers globally with whom Promethean has worked through its distributor relationships. Currently, the market is shifting away from interactive whiteboards and toward interactive flat panels, as well as toward larger-sized displays. Generally, the larger the size of the product, the higher eLMTree’s margin. eLMTree intends to continue to maintain an attractive product mix that optimizes sales growth and margins.
Product Overview
eLMTree continues to accelerate its commitment to deliver solutions to customer’s most pressing problems: easy, secure sign-in options, streamlined connection to content, flexible lesson delivery software, and personalized user experiences. Promethean products comprise of interactive whiteboards, IFPDs, accessories, and software. The ActivPanel 9 Promethean products come equipped with a full suite of the Promethean classroom essential engagement applications (Whiteboard, Annotate, Spinner, Timer) and easy-to-use lesson delivery software (ActivInspire, ClassFlow). The ActivPanel LX can be paired with a computing module that fits nearly any ecosystem whether it be Google, Windows, or Android.
Interactive Displays
ActivPanel 9 is Promethean’s latest generation of IFPDs and is available in two models: ActivPanel 9 or ActivPanel 9 Premium with ActivSync. Designed after listening to more than 1,300 customers across the globe, Promethean designed the IFPD to facilitate use with minimal maintenance and training. ActivPanel 9 provides enhanced interactivity, enhanced security, Bluetooth on-board, and advanced computing power. With ActivSync, the ActivePanel 9 Premium eliminates the digital barriers between devices and enables increased connectivity, customizable settings, and enhanced mobility, so teachers can move around the classroom freely. Additionally, ActivPanel 9 features pen and touch differentiation, near-field communication, proximity for warm boot, a USB-C 3.2 port, and more continuous touch points than the previously offered ActivPanel Nickel. The ActivPanel 9 allows authentication with multiple sign-in options, including a password, QR code, Promethean desktop app, and NFC card. It allows teachers to lock their panel quickly and easily when they need to be away from the panel for a short time and they can sign out of their panel from anywhere ensuring their data is kept safe.
ActivPanel LX is Promethean’s easy to use, flexible, and affordable front-of classroom display. This interactive flat panel is designed to work with a schools existing technology platform and can be plugged into a laptop with a single USB-C cable. It can also be paired with a computing module that fits a school’s preferred ecosystem, whether that is Google, Windows, or Android, giving the school maximum flexibility especially as the school’s edtech needs change. The ActivPanel LX is easy to install and set up, requiring minimal training and limited support from IT staff. IT administrators won’t need to enroll, manage, or frequently update the panels, or deal with security issues. For a lower price than ActivPanel 9 or ActivPanel 9 Premium, the ActivPanel LX offers: A crystal clear 4K display that leverages HDMI 2.0 technology; Gigabit ethernet ports for uncompromised network speeds to a connected OPS device; LCD bonded glass offering excellent writing and viewing experiences; Advanced touch technology providing pen and touch; differentiation, palm erase, and 20 points of touch; and Dual front-facing speakers, an integrated full-length pen tray, and a wall mount.
ActivPanel 9 for the Workplace (ActivPanel 9 Pro), is designed to enhance collaboration in the corporate environment. The ActivPanel 9 Pro provides an exceptional touch experience, high-caliber audio and visuals, bonded glass for improved viewing and brightness, and one-touch access to the web and cloud. Each panel includes built-in business templates and integrated partner tools and apps, including UC Workspace Quicklaunch, which allows the user to customize their experience. As with ActivPanel 9, ActivPanel for the Workplace also features pen and touch differentiation, near-field communication, proximity for warm boot, a USB-C 3.2 port, and more continuous touch points than the previously offered ActivPanel Nickel.
Software
ActivInspire, is Promethean’s collaborative lesson-delivery software, designed by teachers, for teachers. Capable of being run on any major operating system, ActivInspire allows teachers to seamlessly leverage and enhance existing content and resources. Prominent features of ActivInspire include: ability to smoothly insert multimedia into flipcharts, use of Clock, Timer and Spotlight tools to focus students’ attention, gradual exposure of information with the Revealer tool, interact with documents, website, and other resources with the Annotation tool, use of interactive ruler, compass and protractor, and access to free resource pack.

ClassFlow, is Promethean’s cloud-based teaching and lesson-delivery software that delivers real-time information for remote and hybrid learning. ClassFlow allows teachers to conduct educational games and create instant polls, activities, assessments, and quizzes to increase student engagement, and to reward achievement with badges. Students are not required to create an account to access ClassFlow. Instead, ClassFlow can be accessed safely and securely across all devices, platforms, and locations through a unique link. ClassFlow permits easy import of content from other sources and seamless integration with GoogleDrive, OneDrive and Dropbox. We prioritize the safeguarding of student privacy and data protection and work to ensure that ClassFlow is in compliance with the Family Educational Rights and Privacy Act, the Student Online Personal Information Protection Act, and the Children’s Online Privacy Protection Act, all as evidenced by its iKeepSafe certification.
Edmodoworld, a software platform intended for use outside of the United States. Edmodoworld is a subscription-based product, marketed to Ministries of Education to enable their teachers to share content, quizzes and assignments, and manage communication with students, colleagues and parents.
Accessories
eLMTree offers accessories for its IFPDs, including the Distance Learning Bundle (with webcam and tripod), Chromebox (facilitating instant access to Google applications and the Google Chrome ecosystem), ActivConnect OPS-M (facilitating access to the Microsoft ecosystem and ability to choose its preferred interactive display operating system), ActivSoundBar (delivering up to 90 decibels of power), ActivPanel Stands (stands and mounts for the ActivPanels), the OPS-A computing module (an Android 12 device built specifically for use with the ActivPanel LX), and Symphony Classroom (with Merlyn Mind).
Intellectual Property
As of July 15, 2023, eLMTree’s (in particular, Promethean’s) intellectual property portfolio includes fifteen (15) granted and twelve (12) pending patents. Each of those patents has been filed in multiple countries including the U.S., U.K. and Europe. These patents cover its hardware and software systems relevant to the K-12 education and business areas. For example, Promethean has number of design patents in the US and foreign jurisdictions that cover the industrial design of its IFPDs and user interfaces for its IFPDs. Furthermore, Promethean has pending and registered utility patents that a variety of hardware and software features such as touch input routing between the IFPD operating system and one or more applications running on the IFPD, systems and methods of mirroring multiple computing devices on an IFPD where the computing devices are connected via different local and wide area networks, system and methods for capturing and displaying annotations and overlays on an IFPD, systems and methods for adjusting user interfaces on the IFPD based on one or more characteristics of the user, and Promethean’s ActivSync USB relay that allows multiple computer devices to connect to an IFPD via USB connections where one computing device can talk directly to another connected computing device over the USB connection.
eLMTree relies on a combination of trade secret, copyright, and trademark laws, a variety of contractual arrangements, such as license agreements, assignment agreements, confidentiality and non-disclosure agreements, and confidentiality procedures and technical measures to gain rights to and protect the intellectual property used in its business. eLMTree actively pursue registration of our patents, trademarks, logos, service marks, and domain names in the United States and in other key jurisdictions.
Certain of eLMTree’s products, such as the Mobile Application, ActivPanel Software, Web Portal and Screen Share, uses “open source” software that eLMTree licenses from third parties. Open source software is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. Open source software is generally freely accessible, usable and modifiable. Certain open source licenses may require eLMTree to offer the components of its software that incorporate the open source software for no cost, make available source code for modifications or derivative works we create based upon incorporating or using the open source software, and license such modifications or derivative works under the terms of the particular open source license. eLMTree also relies on certain intellectual property rights that it licenses from third parties under proprietary licenses. Though such third-party technologies may not continue to be available to eLMTree on commercially reasonable terms, eLMTree believes that alternative technologies would be available to it.

eLMTree controls access to and use of its proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and its software is protected by United States and international copyright laws. eLMTree’s policy is to require employees and independent contractors to sign agreements assigning to it any inventions, trade secrets, works of authorship, developments and other processes generated by them on its behalf and agreeing to protect its confidential information, and all of its key employees and contractors have done so. In addition, eLMTree generally enters into confidentiality agreements with its vendors and customers. eLMTree also controls and monitors access to, and distribution of its software, documentation and other proprietary information.
Furthermore, eLMTree intends to expand its international operations, and effective copyright, trademark, and trade secret protection may not be available to it in every country in which its software is available. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain and still evolving.
Location
eLMTree is headquartered in Seattle, Washington and has a registered office in the United Kingdom. Promethean has a main office in Alpharetta, GA and subsidiaries in the United Kingdom, France, Germany, India, China, Poland, as well as representative or branch offices in Dubai, Italy, Australia, Singapore, and Hong Kong.
Competition
The interactive education industry is highly competitive and characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of interactive flat panels and interactive whiteboards. Interactive displays, since the time they were first introduced, have evolved from a high-cost technology that involves multiple components requiring professional installers, to a one-piece technology that is available at increasingly reduced-price points and affords simple installations. With lowered technology entry barriers, eLMTree faces heated competition from other interactive display developers, manufacturers and distributors. eLMTree competes with other developers, manufacturers and distributors of interactive displays and personal computer technologies, tablets, television screens and smart phones, such as Smart Technologies, ViewSonic, Dell Computers, Samsung, Panasonic and ClearTouch.
Even with these competitors, the market presents new opportunities in responding to demands to replace outdated and failing interactive displays with more affordable and simpler solution interactive displays. eLMTree’s ability to integrate technologies and remain innovative and develop new technologies desired by its current and potential new customers will determine our ability to grow our interactive technology hardware business. In addition, eLMTree has begun to see expansion in the market to sales of complementary products that work in conjunction with the interactive technology, including software and audio solutions.
Employees
As of July 15, 2023, eLMTree employed 629 employees across 20 countries. eLMTree also engages temporary employees and independent consultants. 10 (ten) of its employees are subject to a collective bargaining agreement (in France and Italy). A majority of eLMTree’s employees have entered into non-disclosure and non-competition agreements with eLMTree or its operating subsidiaries. eLMTree has not experienced any work stoppages. eLMTree considers its current relationship with its employees to be good.
Attracting, motivating and retaining passionate talent at all levels is vital to continuing eLMTree’s success. By improving employee retention and engagement, eLMTree also improves its ability to support its customers, continue to innovate, and protect the long-term interests of its stakeholders and stockholders. eLMTree invests in its employees by providing for example: competitive wages and benefits in all geographies; employee assistant programs; free health and wellness programs; retirement programs such as 401(k) and pensions; flexible spending and healthcare savings accounts; diversity, equity and inclusion programs and opportunities; a subscription to multiple learning platforms including LinkedIn learning and

Skillsoft; opportunities to be rewarded by their managers and peers with an on-line reward system; career path planning; and community outreach and volunteering days.
Legal Proceedings
eLMTree is, and from time to time may be, party to litigation and subject to claims incident to the ordinary course of business, including assertions by third parties relating to personal injuries sustained using its products and services, intellectual property infringement, breaches of contract or warranties or employment-related matters. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect eLMTree’s business, future results of operations or financial position. eLMTree is presently not a party to any legal proceedings that in the opinion of management, if determined adversely to it, would individually or taken together have a material adverse effect on its business, future results of operations or financial position.

INDUSTRY
The Education and Classroom Technology Market
Within the EdTech market, Promethean, is the global market leader in the interactive displays segment, which includes interactive flat panels and the prior generation interactive whiteboards. Based on management commissioned report, the global market estimates IFPD market to be US$9.1 billion market, of which US$6.3 billion will be attributable to the education segment (K-12 and higher education) and the remainder US$2.8 billion will be attributable to the corporate segment.
Within the IFPD market for education, Promethean was the global market leader, with 21.2% market share by volume for the twelve-month period ending March 31, 2023 (excluding China). Globally, eLMTree believes that there are only 4 (four) brands that have a global market share above 10%, and the combined market share of these 4 (four) brands exceeds 64%, illustrating the concentrated nature of this market, which requires significant investment to achieve global scale.
Management believes that there are significant growth drivers for the interactive display market, underpinned by the following:
•
Continued market penetration of interactive displays.   According to Q1-2023 Futuresource report, the global penetration of interactive displays of global classrooms was 33.4%. Excluding China, which is highly penetrated due to the prevalence of local OEM products, the penetration level is only 22.6%. Developed markets such as UK 100% penetration) and US (87.2% penetration) have shown that there is significant growth potential in other markets. For example, Germany was 46.9% which was relatively lower than UK and US and expected to grow continuously.

•
Replacement cycle of installed displays.   The typical replacement cycle is 5 – 8 years. Given that the installed base has been increasing, the replacement cycle provides a stable and growing flow of new unit sales for the market. The rate of replacement cycle could change based on factors such as overall macro environment, funding sources, and new technology introduced by interactive display companies.

•
Technology-led growth.   Key features and technology introduced with interactive displays spur both shorter replacement cycles and increased penetration of classrooms as more administrators and educators adopt the technology. In the past, eLMTree has seen the introduction of interactive flat panels spur growth as classrooms transitioned from either no interactive displays or from the older interactive whiteboard products. Introduction of cloud-based apps integrated with displays, as well as other integrated lesson delivery and classroom management apps have also led to the growth in the market.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ELMTREE
In the following Management’s Discussion and Analysis, “eLMTree” represents the consolidated and combined overseas education related businesses of NetDragon Websoft Holdings Limited (“NetDragon”) and consists of the consolidated financial statements of Promethean World Limited (“Promethean”), Elernity (Thailand) Co., Ltd. (“Elernity Thailand”), and Sky Knight Investments Limited (“Sky Knight”). These companies are collectively referred to as “eLMTree”. The following discussion and analysis of the financial condition and results of operations should be read together with eLMTree’s audited consolidated and combined annual financial statements, together with related notes thereto, included elsewhere in this proxy statement. The discussion and analysis should also be read together with the section of this proxy statement entitled “Business” and the unaudited pro forma condensed combined financial information for the year ended December 31, 2022 (in the section of this proxy statement entitled “Unaudited Pro Forma Condensed Combined Financial Information”). The following discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors” or elsewhere in this proxy statement.
Key Metrics and Non-GAAP Measures
In addition to eLMTree’s financial information, management reviews a number of operating and financial metrics, including the following key metrics, to evaluate eLMTree’s business, measure eLMTree’s performance, identify trends affecting eLMTree’s business, formulate business plans, and make strategic decisions.
As a result, in addition to presenting financial measures in accordance with accounting principles generally accepted in the United States of America or GAAP, management’s discussion contains references to EBITDA and Adjusted EBITDA, which are both non-GAAP financial measures. The EBITDA and Adjusted EBITDA financial information presented herein should not be considered a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP. Reconciliations between EBITDA and Adjusted EBITDA financial information and the most directly comparable GAAP measure are included where applicable.
EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP, and eLMTree’s use of the terms EBITDA and Adjusted EBITDA may vary from the use of similarity titled measures by others in eLMTree’s industry due to the potential of inconsistencies in the method of calculation and differences due to items subject to interpretation. eLMTree believes the presentation of EBITDA and Adjusted EBITDA provides useful information to management and investors regarding financial and business trends related to eLMTree’s results of operations and that when non-GAAP financial information is viewed with GAAP financial information, investors are provided with a meaningful understanding of eLMTree’s ongoing operating performance.
EBITDA and Adjusted EBITDA should not be considered as alternatives to net income (loss), income (loss) from operations, or any other performance measures derived in accordance with GAAP as a measure of operating performance. Both EBITDA and Adjusted EBITDA have important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of eLMTree’s results as reported under GAAP.
Revenue
	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Revenue	$584,684	$448,193	$312,060

eLMTree generates the majority of its revenue from the sales of hardware and accessory products to a global network of distributors and resellers, who are considered the customers for these products. In addition, eLMTree generates revenue when it arranges shipment, based on the request of the customer, of its hardware products by third-party logistics providers. Other major sources of revenue include the sale of extended warranties on its hardware products and training services for the use of its hardware.
Revenue is recognized at a point in time when the customer obtains control of the distinct good. For hardware and freight revenue, this occurs at the point in time when the goods are shipped by a third-party carrier or when the goods are made available for pick-up by the customer. For extended warranties and training services, this occurs over time, as the related services are provided.
Gross Profit
	Year Ended December 31,
	2022	2021	2020
	(in thousands except for %)
Gross profit	$143,915	$138,970	$97,432
Gross profit as a percentage of total revenue	24.6%	31.0%	31.2%
Gross profit primarily represents the difference between the product cost from our suppliers, including the cost of inbound freight, and the sales price to our customers. Gross profit also reflects a number of other costs including, but not limited to, costs of providing warranties on our products, warehousing, amortization of certain intangible assets, depreciation of certain property, plant, and equipment, and allocations of certain employee costs and other shared costs.
Net Income (Loss)
	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Net income (loss)	$22,585	$(1,102)	$5,527
EBITDA
eLMTree defines EBITDA as net income (loss) adjusted to exclude interest expense, income tax expense (benefit), and depreciation and amortization.
Reconciliation of net income (loss) to EBITDA:
	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Net income (loss)	$22,585	$(1,102)	$5,527
Interest expense	1,833	173	334
Income tax expense (benefit)	(25,275)	1,787	(20,572)
Depreciation and amortization	4,520	6,116	6,262
EBITDA	$3,663	$6,974	$(8,449)
Adjusted EBITDA
eLMTree defines Adjusted EBITDA as net income (loss), adjusted for loss from discontinued operations, income tax expense (benefit), depreciation and amortization, impairment of intangible assets, restructuring costs, litigation costs, and gain on forgiveness of debt that results from unplanned events outside the ordinary course of continuing operations.

Reconciliation of net income (loss) to Adjusted EBITDA:
	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Net income (loss)	$22,585	$(1,102)	$5,527
Loss from discontinued operations	12,637	7,960	9,853
Interest expense	1,833	173	334
Income tax expense (benefit)	(25,275)	1,787	(20,572)
Depreciation and amortization	4,520	6,116	6,262
Impairment of intangible assets	—	—	4,000
Restructuring costs(1)	238	469	124
Litigation costs(2)	637	1,840	1,203
Gain on forgiveness of debt(3)	(4,923)	—	—
Adjusted EBITDA	$12,252	$17,243	$6,731

(1)
Refers to costs incurred, including employee severance costs, related to restructuring efforts undertaken by eLMTree.

(2)
Refers to costs incurred to defend against, opportunistically settle, and establish a reserve for claims associated with litigation.

(3)
Refers to forgiveness of loan provided by the U.S. Small Business Administration provided under the Payroll Protection Program (PPP).

Impact of the COVID-19 Pandemic on eLMTree’s Operations
The COVID-19 worldwide pandemic has presented substantial public health and economic challenges and is affecting us, as well as our employees, partners, communities and business operations, as well as the U.S. and global economies and financial markets. International and U.S. governmental authorities in impacted regions have been taking actions since the onset of the pandemic in an effort to slow the spread of COVID-19 initially, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. While it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, the continued spread of COVID-19 and variants of the virus, the rate of vaccinations regionally and globally and the measures taken by the government authorities, and any future epidemic disease outbreaks, could continue to disrupt the supply chain and the manufacture or shipment of products and supplies for use by us or impede our negotiations with partners and potential partners; which could increase our operating costs and have a material adverse effect on our business, financial condition and results of operations.
eLMTree has taken proactive steps to address the pandemic, as well as the strength of its underlying business, to position itself to manage this evolving situation and mitigate the effects of COVID-19 on the business. Unlike many other businesses and industries, the COVID-19 pandemic did not have any significant or lasting negative impact on customer demand in the interactive learning technology market. Many countries throughout the world have established extensive COVID-19 government relief funding programs. Many of these programs include funds specifically for schools to improve and enhance its interactive learning technology solutions to better function in hybrid and distanced-learning environments. The macroeconomic conditions created by the COVID-19 pandemic had a positive impact on 2022 eLMTree revenues, primarily driven by temporary increase in demand for company’s products.
eLMTree does not have visibility into the full impact that the COVID-19 pandemic will have on its future business or results of operations, particularly if the COVID-19 pandemic continues and persists for an extended period of time. For example, COVID-19 had a significant impact on supply chains, resulting in eLMTree’s inability to procure enough product to meet consumer demands, resulting in a significant backlog of orders going into 2022. Such supply chain issues have been resolved, although COVID-19 could similarly impact supply chain in the future. Given the uncertainty, eLMTree cannot reasonably estimate the impact on its future financial condition, results of operations or cash flows. See the section titled “Risk

Factors — Risks Related to the Business and Industry of eLMTree” for more information regarding risks related to the COVID-19 pandemic.
Results of Operations for the Years Ended December 31, 2022, 2021 and 2020
The following discussion and analysis highlights items that affected eLMTree’s results of operations for the for the years ended December 31, 2022, 2021 and 2020, as follows:
	Year Ended December 31,			2021 – 2022 Change		2020 – 2021 Change
	2022	2021	2020	$	%	$	%
Revenue	$584,684	$448,193	$312,060	136,491	30.5%	136,133	43.6%
Cost of Sales
Cost of sales	440,769	309,223	214,628	131,546	42.5%	94,595	44.1%
Total cost of sales	440,769	309,223	214,628	131,546	42.5%	94,595	44.1%
Gross profit	143,915	138,970	97,432	4,945	3.6%	41,538	42.6%
Gross profit as a percentage of total revenue	24.6%	31.0%	31.2%
Operating expenses:
General and administrative	35,348	31,768	21,971	3,580	11.3%	9,797	44.6%
Research and development	41,459	35,591	32,887	5,868	16.5%	2,704	8.2%
Sales and marketing	60,848	60,545	45,417	303	0.5%	15,128	33.3%
Impairment of intangible assets	—	—	4,000	—	—%	(4,000)	(100.0)%
Total operating expenses	137,655	127,904	104,275	9,751	7.6%	23,629	22.7%
Income (loss) from continuing operations	6,260	11,066	(6,843)	(4,806)	(43.4)%	17,909	(261.7)%
Other income (expense) from continuing operations, net:
Interest expense	(1,833)	(173)	(334)	(1,660)	959.5%	161	(48.2)%
Other expense	(7)	(2,608)	(835)	2,601	(99.7)%	(1,773)	212.3%
Gain on forgiveness of debt	4,923	—	—	4,923	100.0%	—	—%
Other income	604	360	2,820	244	67.8%	(2,460)	(87.2)%
Total other income (expense) from continuing operations, net	3,687	(2,421)	1,651	6,108	(252.3)%	(4,072)	(246.6)%
Operating income from continuing operations, before income taxes	9,947	8,645	(5,192)	1,302	15.1%	13,837	(266.5)%
Income tax benefit (expense)	25,275	(1,787)	20,572	$27,062	(1514.4)%	$(22,359)	(108.7)%
Income from continuing operations	35,222	6,858	15,380	$28,364	413.6%	$(8,522)	(55.4)%
Loss from discontinued operations, net of tax	(12,637)	(7,960)	(9,853)	$(4,677)	58.8%	$1,893	(19.2)%
Net income (loss)	$22,585	$(1,102)	$5,527	$23,687	(2149.5)%	$(6,629)	(119.9)%
Revenue
Total revenue increased by $136.5 million, or 30.5%, to $584.7 million for the year ended December 31, 2022 from $448.2 million for the year ended December 31, 2021, driven primarily by increased unit volumes as a result of higher customer demand driven in large part by government-funded, COVID-19 related relief programs. This increase was partially offset by unfavorable impacts of foreign exchange rate fluctuations.
Total revenue increased by $136.1, million or 43.6%, to $448.2 million for the year ended December 31, 2021 from $312.1 million for the year ended December 31, 2020, driven primarily by increased unit volumes as a result of higher customer demand driven in large part by government-funded, COVID-19 related relief programs.

Cost of Sales and Gross Profit
Costs of sales increased by $131.5 million, or 42.5%, to $440.8 million for the year ended December 31, 2022 from $309.2 million for the year ended December 31, 2021, consistent with the increase in revenue, driven primarily by timing of purchases and sales of inventory.
Costs of sales increased by $94.6 million, or 44.1%, to $309.2 million for the year ended December 31, 2021 from $214.6 million for the year ended December 31, 2020, consistent with the increase in revenue, as well as year-over-year increases in logistics costs. The increase was partially offset by a one-time benefit of $13.9 million that was recorded in 2021 related to a revision to our estimated U.S. tariff liabilities generated by the importation of our inventory from contract manufacturers in China.
Gross profit increased by $4.9 million, or 3.6%, to $143.9 million for the year ended December 31, 2022 from $139.0 million for the year ended December 31, 2021, driven primarily by year-over-year growth in revenue. However, gross profit as a percentage of total revenue declined year-over-year as a result of increased sales volumes to lower margin countries and unfavorable impacts of foreign exchange rates fluctuations on revenue. In addition, there was a one-time benefit of $13.9 million was recorded in 2021 related to a revision to our estimated U.S. tariff liabilities generated by the importation of our inventory from contract manufacturers in China. There was no comparable benefit recorded in 2022.
Gross profit increased by $41.5 million, or 42.6%, to $139.0 million for the year ended December 31, 2021 from $97.4 million for the year ended December 31, 2020, driven primarily by the year-over-year growth in revenue. However, gross profit as a percentage of total revenue declined year-over-year as a result of higher logistics costs, partially off-set by a one-time benefit of $13.9 million was recorded in 2021 related to a revision to our estimated U.S. tariff liabilities generated by the importation of our inventory from contract manufacturers in China.
Operating expenses
General and administrative expenses increased by $3.6 million, or 11.3%, to $35.3 million for the year ended December 31, 2022 from $31.8 million for the year ended December 31, 2021. The increase was driven primarily by an increase in compensation and professional services costs associated with strategic initiatives as well as an increase to bad debt provisions for certain receivables deemed unrecoverable.
General and administrative expenses increased by $9.8 million, or 44.6%, to $31.8 million for the year ended December 31, 2021 from $22.0 million for the year ended December 31, 2020. The increase was driven primarily by an increase in employee compensation costs associated with strategic initiatives as well as an increase to our bad debt provision for certain receivables deemed unrecoverable.
Research and development expenses increased by $5.9 million, or 16.5%, to $41.5 million for the year ended December 31, 2022 compared to $35.6 million for the year ended December 31, 2021. The increase was primarily due to increased compensation costs as we continue to invest in our core technologies and new products and solutions.
Research and development expenses increased by $2.7 million, or 8.2%, to $35.6 million for the year ended December 31, 2021 compared to $32.9 million for the year ended December 31, 2020. The increase was primarily due to increased compensation costs as we continued to invest in our core technologies and new products and solutions.
Sales and marketing expenses increased slightly by $0.3 million, or 0.5%, to $60.8 million for the year ended December 31, 2022 compared to $60.5 million for the year ended December 31, 2021. The increase was driven primarily by investment in sales force to support the products and solutions.
Sales and marketing expenses increased by $15.1 million, or 33.3%, to $60.5 million for the year ended December 31, 2021 compared to $45.4 million for the year ended December 31, 2020. The increase was primarily a result of increased sales commissions expense, which was driven by the year-over-year increases in revenue.

Impairment of intangible assets decreased by $4.0 million, or 100.0%, to $0.0 for the year ended December 31, 2021 compared to $4.0 million for the year ended December 31, 2020. This year-over-year change was the result of an impairment charge recorded in 2020, with no comparable impairment charge recorded in 2021.
Other income (expense)
Other income (expense) increased by $6.1 million, or 252.3%, to $3.7 million of income for the year ended December 31, 2022 compared to $2.4 million of expense for the year ended December 31, 2021. This year-over-year change was driven primarily by a $4.9 million gain recognized on the forgiveness of our PPP loan in 2022. There was no comparable gain in 2021.
Other income (expense) decreased by $4.1 million, or 246.6% to $2.4 million of expense for the year ended December 31, 2021 compared to $1.7 million of income for the year ended December 31, 2020. This year-over-year change was primarily a result of unfavorable foreign exchange rate fluctuations relative to the US dollar in 2021 as compared to favorable foreign exchange rate fluctuations relative to the US dollar in 2020.
Income tax benefit (expense)
The income tax benefit (expense) increased by $27.1, million or 1,514.4%, to an income tax benefit of $25.3 million for the year ended December 31, 2022 as compared to an income tax expense of $1.8 million for the year ended December 31, 2021, primarily due to removal of a valuation allowance recorded against certain deferred tax assets in the U.S.
The income tax benefit (expense) decreased by $22.4 million, or 108.7%, to an income tax expense of $1.8 million for the year ended December 31, 2022 as compared to an income tax benefit of $20.6 million for the year ended December 31, 2021. This year-over-year change was primarily due to the removal of a valuation allowance against certain deferred tax assets in the U.K. in 2020, with no comparable adjustment to a valuation allowance in 2021.
Liquidity and Capital Resources
As of December 31, 2022, eLMTree’s principal sources of liquidity were loan facilities with Best Assistant and a secured revolving line of credit facility with Bank of America.
	For the year ended December 31,			2021 – 2022 Change		2021 – 2020 Change
	2022	2021	2020	$	%	$	%
Net cash provided by operating activities before changes in operating assets and liabilities	$11,392	$12,983	$5,027	$(1,591)	(12.3)%	$7,956	158.3%
Net change in operating assets and liabilities	(4,585)	(26,465)	7,387	21,880	(82.7)%	(33,852)	(458.3)%
Net cash provided by (used in) operating activities – continuing operations	6,807	(13,482)	12,414	20,289	(150.5)%	(25,896)	(208.6)%
Net cash used in operating activities – discontinued operations	(12,079)	(8,422)	(8,689)	(3,657)	43.4%	267	(3.1)%
Net cash provided by (used in) operating activities	(5,272)	(21,904)	3,725	16,632	(75.9)%	(25,629)	(688.0)%
Net cash used in investing activities	(15,776)	(1,194)	(633)	(14,582)	1,221.3%	(561)	88.6%

	For the year ended December 31,			2021 – 2022 Change		2021 – 2020 Change
	2022	2021	2020	$	%	$	%
Net cash provided by financing activities	11,349	25,461	12,697	(14,112)	(55.4)%	12,764	100.5%
Net (decrease) increase in cash and cash equivalents	$(9,699)	$2,363	$15,789	$(12,062)	(510.5)%	$(13,426)	(85.0)%

During the year ended December 31, 2022, net cash provided by operating activities before changes in operating assets and liabilities of $11.4 million was primarily related to $35.2 million in income from continuing operations, $4.5 million of non-cash depreciation and amortization, and $1.8 million of non-cash lease expense, offset by $25.3 million in non-cash deferred taxes and a $4.9 million non-cash gain on forgiveness of debt. For further discussion see Results of Operations above. The $4.6 million net change in operating assets and liabilities was primarily related to an increase in inventories, prepaid subscriptions, and due from related parties, and a decrease in accounts payable, accrued expenses and other liabilities, and lease obligations from operating leases. This was partially offset by a decrease in accounts receivable, prepaid expenses and other assets, and an increase in accrued warranties, due to related parties, and contract liabilities.
During the year ended December 31, 2021, net cash provided by operating activities before changes in operating assets and liabilities of $13.0 million was primarily related to $6.9 million in income from continuing operations, $6.1 million of non-cash depreciation and amortization, $1.9 million of non-cash lease expense, and $1.6 million in non-cash impairment of right-of-use assets, offset by non-cash deferred taxes of $3.5 million. For further discussion see Results of Operations above. The $26.5 million net change in operating assets and liabilities was primarily related to an increase in accounts receivable, inventories, prepaid expenses and other assets, deferred taxes, and a decrease in lease obligations from operating leases. This was partially offset by a decrease in due from related parties, and an increase in accounts payable, accrued expenses and other liabilities, accrued warranties, due to related parties, and contract liabilities.
During the year ended December 31, 2020, net cash provided by operating activities before changes in operating assets and liabilities of $5.0 million was primarily related to $15.4 million in income from continuing operations, $6.3 million of non-cash depreciation and amortization, $4.0 million of non-cash impairment of intangible assets, and $2.6 million of non-cash lease expense, offset by non-cash deferred taxes of $23.2 million. For further discussion of the specific drivers of this activity, see Results of Operations above. The $7.4 million net change in operating assets and liabilities was primarily related to a decrease in accounts receivable and prepaid expenses and other assets, as well as an increase in accounts payable and accrued expenses and other liabilities. This was partially offset by an increase in inventories and due from related parties, as well as a decrease in accrued warranties, due to related parties, contract liabilities, and lease obligations from operating leases.
Cash Flows from Investing Activities
Net cash used in investing activities during the year ended December 31, 2022 of $15.8 million was attributable to purchases of property, plant and equipment of $0.8 million, issuance of related party loan receivable of $7.9 million, internal software development costs of $1.0 million, and the Explain Everything, Inc. acquisition of $6.0 million.
Net cash used in investing activities during the year ended December 31, 2021 of $1.2 million was attributable to purchases of property, plant and equipment (which represent mainly furniture and office equipment).
Net cash used in investing activities during the year ended December 31, 2020 of $0.6 million was attributable to purchases of property, plant and equipment (which represent mainly furniture and office equipment).
Cash Flows from Financing Activities
Cash provided by financing activities during the year ended December 31, 2022 was $11.3 million, primarily resulting from proceeds from bank borrowings of $63.0 million and proceeds from NetDragon group loans of $0.9 million, partially offset by repayment of bank borrowings of $49.3 million repayment of NetDragon group loans of $3.2 million.
Cash provided by financing activities during the year ended December 31, 2021 was $25.5 million, primarily resulting from proceeds from bank borrowings of $34.0 million and proceeds from NetDragon group loans of $24.8 million, partially offset by net repayment of NetDragon group loans of $33.3 million.
Cash provided by financing activities during the year ended December 31, 2020 was $12.7 million, primarily resulting from proceeds from bank borrowings of $10.0 million, proceeds from NetDragon group loans of $23.9 million, and proceeds from PPP loans of $5.4 million, partially offset by repayment of bank borrowings of $17.8 million and net repayment of NetDragon group loans of $8.8 million.
Sources of Liquidity
To date, eLMTree has financed its operations principally through debt and equity financings.
As of December 31, 2022 and 2021, eLMTree had $29.3 million and $40.5 million, respectively, of cash and cash equivalents. Since 2018, eLMTree has had a secured revolving line of credit facility with Bank of America, with a current committed line limit of $125 million. As of December 31, 2022, and 2021, the outstanding balance on the line of credit was $47.8 million and $34.1 million, respectively.
eLMTree may incur operating losses and generate negative cash flows from operations due to the investments it intends to continue to make in expanding its operations and sales and marketing and due to additional general and administrative expenses it expects to incur in connection with operating as a public company. As a result, eLMTree may require additional capital resources to execute strategic initiatives to grow its business.
eLMTree believes that its cash and cash equivalents will be sufficient to fund operating and capital needs for at least the next 12 months. eLMTree’s assessment of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties. eLMTree’s actual results could vary because of, and future capital requirements will depend on, many factors, including growth rate, the timing and extent of spending to expand into new markets, and the expansion of research and development activities. Management has based this estimate on assumptions that may prove to be wrong, and eLMTree could use its available capital resources sooner than currently expected. eLMTree may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, eLMTree may not be able to raise it on terms acceptable to it or at all. If eLMTree is unable to raise additional capital when desired, or if it cannot expand its operations or otherwise capitalize on business opportunities because it lacks sufficient capital, its business, results of operations, and financial condition would be adversely affected.
Critical Accounting Policies and Significant Judgments and Estimates
Management’s discussion and analysis of eLMTree’s financial condition and results of operations is based on its consolidated and combined financial statements, which have been prepared in accordance with GAAP. The preparation of eLMTree’s consolidated and combined financial statements in conformity with GAAP requires eLMTree to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying footnotes. These estimates in the consolidated and combined financial statements are used for, but are not limited to, revenue recognition, evaluation of finite and indefinite-lived tangible and intangible assets and goodwill for impairment, and valuation allowance for deferred tax assets. These estimates are based on historical data and experience, as well as various assumptions that eLMTree believes to be reasonable under current circumstances. However, future events are subject to change and best estimates and judgments may require further adjustments, therefore, actual results could differ materially from those estimates. Management periodically evaluates such estimates, and they are adjusted prospectively based on such periodic evaluation. eLMTree has identified the following critical accounting policies:
Revenue Recognition
eLMTree recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”), which prescribes that an entity should recognize revenue that depicts the transfer of products or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. The guidance also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgment and changes in judgments and assets recognized from costs incurred to fulfill a contract.
Under ASC 606, eLMTree recognizes revenue following a five-step model which prescribes eLMTree: (i) identify contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) eLMTree satisfies a performance obligation. eLMTree only applies the five-step model to contracts when it is probable that eLMTree will collect substantially all of the consideration it is entitled to in exchange for the products or services it transfers to the customer. Payment is due at the point of sale. eLMTree does not have the existence of any significant financing components in their customer contracts.
Performance obligations are satisfied both at a point in time and over time. All revenues are recognized based on the satisfaction of the performance obligation to date.
eLMTree generates revenue primarily from the sale of the following goods and services, which includes freight charges and excludes value-added tax and other sales taxes.
Hardware and Accessories
eLMTree generates the majority of its revenue from the sales of hardware and accessory products to a global network of distributors and resellers, who are considered the customers for these products. Revenue is recognized at a point in time when the customer obtains control of the distinct good. The specific timing of the change in control varies by customer (based on contractual agreements between eLMTree and the customer) and can occur either when the goods are shipped by eLMTree via a third-party carrier, or when the goods are made available for pick-up by the customer. Customers do not have a contractual right of return of goods, aside from standard provisions regarding defective products.
eLMTree provides a Promethean Global Software License for its preloaded proprietary embedded software with the sale of its hardware products. eLMTree considers this hardware and software to be highly interdependent and highly interrelated. As a result, eLMTree considers the hardware and proprietary software to represent a combined performance obligation and recognizes revenue when control of the combined performance obligation has passed to the customer.
Freight Revenue
eLMTree may arrange for shipment of its core products by third-party logistics providers to certain customers, based on delivery location and timing requirements determined by these customers. eLMTree considers freight to be a separate performance obligation, as the shipping is capable of being distinct within the context of contract and provides a separate benefit to the customer above and beyond eLMTree’s other products. This performance obligation is considered to be satisfied at a point in time, which typically occurs when the third-party logistics providers take possession of the products, as control of the goods has passed to the customer at this point in time. eLMTree considers itself to be the principal in freight revenue transactions.
Warranty Revenue
eLMTree provides a standard warranty on all of its hardware products. Depending on the jurisdiction in which the product is sold, this standard warranty is either for three years or five years. This warranty is not sold separately and does not provide any additional services beyond assuring the product complies with the agreed upon specifications. As such, eLMTree considers the standard warranty as an assurance type warranty which does not constitute a separate performance obligation.
In those jurisdictions where a three-year warranty is considered standard, eLMTree also separately sells enhanced five-year and seven-year warranties, which are considered to represent a separate performance obligation that is satisfied over the time period from the end of the term of the standard warranty to the end of the term of the enhanced warranty. The customer for enhanced warranties is the end user. In those jurisdictions where a five-year warranty is considered standard, eLMTree also separately sells enhanced seven-year warranties, which are considered to represent a separate performance obligation that is satisfied over the time period from the end of the term of the standard warranty to the end of the term of the enhanced warranty.
Payments received in advance of providing these enhanced warranty services are recorded in the consolidated and combined balance sheet as contract liabilities and are recognized in the consolidated and combined statement of operations and comprehensive income (loss) proportionately over the period that the enhanced warranty services are provided.
Future Unspecified Software Upgrade Rights
eLMTree has identified a performance obligation regularly included in arrangements involving the sale of eLMTree’s hardware products. The performance obligation is the right of the customer to receive, on a when-and-if-available basis, future unspecified software upgrades relating to the software bundled with each device. The customer for future unspecified software upgrade rights is the end user. Because eLMTree lacks observable prices for the undelivered performance obligations, the allocation of revenue is based on eLMTree’s estimated stand-alone selling prices using the cost plus margin approach. Payments received in advance of providing the future unspecified software upgrade rights are recorded in the consolidated and combined balance sheet as contract liabilities and are recognized in the consolidated and combined statement of operations and comprehensive income (loss) proportionately over the period that the software upgrades are provided.
Training Revenue
eLMTree offers a training service for use of its hardware, which is considered to represent a separate performance obligation that is satisfied over time, as the services are capable of being distinct within the context of contract and provide a separate benefit to the customer above and beyond eLMTree’s other products. The customer for training services is the end user. The revenue associated with this performance obligation is recognized on a straight-line basis over the training period, which eLMTree believes represents a faithful depiction of the transfer of these training services. Payments received in advance of providing these training services are recorded in the consolidated and combined balance sheet as contract liabilities and are recognized in the consolidated and combined statements of operations and comprehensive income (loss) proportionately over the training period.
Practical Expedients
eLMTree applies the following practical expedients allowable under ASC 606:
1.
Sales Taxes and Similar Taxes Collected from Customers:

eLMTree excludes from the transaction price value-added tax and other sales taxes.
2.
Contract Costs:

eLMTree recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that eLMTree otherwise would have recognized is one year or less.
Significant Judgments
Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. In order to be distinct, the customer must be able to benefit from the service on its own or with readily available resources, and the promise to transfer the good or service must be separately identifiable from other goods and services in the contract.
eLMTree enters into contracts whereby eLMTree will transfer cash, or a credit note to a customer when a rebate has been achieved, eLMTree estimates the amount of consideration to which it will be entitled using the expected value method. eLMTree also enters into contracts with certain of its distributor and reseller partners where the sales price of the products or services transferred is not fixed at the time revenue is initially recognized, but is rather subsequently determined by the price at which the distributor or reseller sells the products or services to the end consumer. These estimates are made using the expected value method based on historical rebate experience and expected future sales trends on a customer-by-customer basis. These estimates are measured at each reporting date and are generally resolved within 90 days of recognizing the initial revenue. Because these contracts contain elements of variable consideration, eLMTree only includes this variable consideration in its transaction price when there is a basis to reasonably estimate the amount of consideration to which eLMTree expects to ultimately be entitled and it is probable there will not subsequently be a significant reversal of revenue previously recognized.
Intangible Assets
Intangible assets, which consist of customer relationships, non-compete agreements, trade names, and patents and technology, are stated at cost less accumulated amortization. Amortization is generally recorded on a straight-line basis over estimated useful lives ranging from one to ten years. eLMTree periodically reviews the estimated useful lives of intangible assets and adjusts when events indicate that a shorter life is appropriate.
Long-lived assets, other than goodwill and other indefinite-lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets.
Factors that eLMTree considers in deciding when to perform an impairment review include significant changes in eLMTree’s forecasted projections for the asset or asset group for reasons including, but not limited to, significant underperformance of a product in relation to expectations, significant changes, or planned changes in eLMTree’s use of the assets, significant negative industry or economic trends, and new or competing products that enter the marketplace. The impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset group. If impairment is indicated, the asset is written down by the amount by which the carrying value of the asset exceeds the related fair value of the asset with the related impairment charge recognized within the statements of operations and comprehensive income (loss). For the years ended December 31, 2022 and 2021, eLMTree did not recognize any impairment charges. For the year ended December 31, 2020, eLMTree recognized $4 million of impairment charges.
Goodwill
Goodwill, which represents the excess of purchase prices over the fair value of net assets acquired, is carried at cost. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value-based test. Goodwill is evaluated for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired.
eLMTree has the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. If eLMTree determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative goodwill impairment test is performed. Impairment tests are performed, at a minimum, on December 31st each year. Management may use the income approach (utilizing future estimated discounted cash flows) or the market approach to determine the estimated fair value of reporting units in determining whether the fair value of its reporting units exceeded their carrying amounts. If the fair value exceeds the carrying amount, then no impairment is recognized. If the carrying amount recorded exceeds the fair value calculated, then an impairment charge is recognized for the difference. The impairment review requires management to make judgments in determining various assumptions with respect to revenues, operating margins, growth rates and discount rates and market multiples of comparable companies. The judgments made in determining the estimated fair value of a reporting unit can materially impact eLMTree’s financial condition and results of operations. eLMTree performed a qualitative assessment and determined there was no impairment of goodwill for the years ended December 31, 2022, 2021, and 2020, respectively.

Income Taxes
eLMTree accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when eLMTree determines it is more likely than not that some portion or all deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to eLMTree as enacted by the relevant tax authorities.
The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.
eLMTree does not provide for income taxes on its undistributed earnings of its foreign subsidiaries since such earnings are considered to be indefinitely reinvested or may be remitted tax-free. It is not practicable to estimate the amount of deferred tax liability related to these investments. Carryforward attributes that were generated in tax years prior to those that remain open for examination may still be adjusted by relevant tax authorities upon examination if they either have been, or will be, used in a future period.
Recently Issued Accounting Guidance
Accounting Standards Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of current expected credit losses (CECL) is based on historical experience, current conditions, and reasonable and supportable forecasts that affect collectability. ASU 2016-13 also eliminates the concept of “other-than-temporary” impairment when evaluating available-for-sale debt securities and instead focuses on determining whether any impairment is a result of a credit loss or other factors. An entity will recognize an allowance for credit losses on available-for-sale debt securities rather than an other-than-temporary impairment that reduces the cost basis of the investment. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. eLMTree elected to early adopt ASU 2016-13 effective January 1, 2020. The adoption did not have a material impact on eLMTree’s consolidated and combined financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The purpose of ASU No. 2019-12 is to continue the FASB’s Simplification Initiative to reduce complexity in accounting standards. The amendments in ASU No. 2019-12 simplify the accounting for income taxes by removing certain exceptions related to the incremental approach for intraperiod tax allocation, the requirement to recognize or derecognize deferred tax liabilities related to equity method investments that are also foreign subsidiaries, and the methodology for calculating income taxes in an interim period. In addition to removing these exceptions, ASU No. 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. ASU No. 2019-12 is effective for annual periods beginning after December 15, 2020 for public business entities. For all other entities, the amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted, including adoption in an interim period. eLMTree adopted this standard effective January 1, 2021. The adoption of this standard did not have a significant impact on eLMTree’s consolidated and combined financial statements.
In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements (“ASU 2020-10”), which makes minor technical corrections and clarifications to the ASC. The amendments in Sections B and C of AS 2020-10 are effective for annual periods beginning after December 15, 2020, for public business entities. For all other entities, the amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted. eLMTree adopted this standard effective January 1, 2021. The adoption of this standard did not have a significant impact on eLMTree’s consolidated and combined financial statements.
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). The new guidance requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers, as if it had originated the contracts. Under the current business combinations guidance, such assets and liabilities are recognized by the acquirer at fair value on the acquisition date. ASU 2021-08 is effective for public business entities for fiscal years beginning on or after November 1, 2023, including interim periods therein. The standard will not impact acquired contract assets or liabilities from business combinations occurring prior to the effective date of adoption, and the impact in future periods will depend on the contract assets and contract liabilities acquired in future business combinations. eLMTree adopted ASU 2021-08 on January 1, 2022. The adoption of this standard did not have a significant impact on eLMTree’s consolidated and combined financial statements.
Quantitative and Qualitative Disclosures about Market Risk
Market risk represents the risk of loss that may impact eLMTree’s financial position due to adverse changes in financial market prices and rates. As eLMTree has operations in the United States and internationally, its market risk exposure is primarily a result of exposure due to potential changes in foreign currency exchange rates, inflation or interest rates.
Interest Rate Risk
eLMTree is exposed to market risk for changes in interest rates applicable to its cash balances and secured revolving line of credit facility. eLMTree has cash and cash equivalents totaling $29.3 million as of December 31, 2022. eLMTree has drawn $47.8 million on the revolving line of credit as of December 31, 2022. A hypothetical 10% change in interest rates would not have a material impact on the value of eLMTree’s cash, cash equivalents or revolving line of credit.
Foreign Currency Risk
eLMTree has foreign currency risks related to its revenue denominated in currencies other than the U.S. Dollar, primarily the Sterling, Euro, Chinese Yuan, Thai Baht, and Indian Rupee causing both its revenue and its operating results to be impacted by fluctuations in the exchange rates.
Gains or losses from the revaluation of certain cash balances, accounts receivable, and intercompany balances that are denominated in these currencies impact eLMTree’s net income (loss). A hypothetical decrease in all foreign currencies against the U.S Dollar of 10%, would not result in a material foreign currency loss on foreign denominated balances, as of December 31, 2022. As eLMTree’s foreign operations expand, its results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.
Effects of Inflation
Based on eLMTree’s analysis of the periods presented, it believes that inflation has not had a material effect on eLMTree’s operating results. There can be no assurance that future inflation will not have an adverse impact on its operating results and financial condition.

DIRECTORS AND EXECUTIVE OFFICERS
The following table provides certain information about those persons who are expected to serve as directors and executive officers of the Company following the consummation of the Merger.
Directors and Executive Officers	Age	Position/Title
Leung Lim Kin, Simon	68	Non-Executive Director
Vin Riera	53	Executive Director
In accordance with Section 7.14 of the Merger Agreement, immediately after the Effective Time, the board of the Company shall consist of seven (7) directors, of which (i) three (3) directors will be designated by Best Assistant at least ten (10) business days prior to the Closing (the “eLMTree Directors”), with one eLMTree Director being the chairman of the board of the Company, and (ii) the remaining four (4) directors will be independent directors, to be designated by Best Assistant in writing at least ten (10) business days prior to the Closing. However as of the date of this proxy statement, except for those directors noted above, Best Assistant has not yet confirmed the designation or appointed any other directors or officers and is still in the process of evaluating the candidacy of prospective candidates.
Leung Lim Kin, Simon, aged 68, Non-Executive Director; Vice Chairman and Executive Director of NetDragon
Following the consummation of the Merger, Mr. Leung Lim Kin Simon will be appointed as a Non-Executive Director of the Company, and will continue to remain as an executive director and the vice chairman of NetDragon. Dr. Leung joined NetDragon in March 2015. Since then, he has been responsible for the planning, consolidation and operation of the education business of NetDragon in the PRC and the development of the online education business overseas.
Vin Riera, aged 53, Executive Director; Chief Executive Officer of Promethean
Following the consummation of the Merger, Vin Riera will be appointed as Executive Director of the Company. Vin Riera joined Promethean as the Chief Executive Officer in January of 2017. Vin is an experienced global executive who is passionate about technology and education and a highly respected leader across multiple disciplines. Prior to working for Promethean, Vin has served as the Chief Executive Officer at Collegis Education, Chief Executive Officer at Edmentum and held executive leadership roles at Gateway and Orange Business Services.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Security Ownership of the Company
The following table sets forth information with respect to the beneficial ownership of the Company’s ordinary shares as of the date of this proxy statement by:
•
each of our directors and executive officers; and

•
each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 21,447,007 ListCo Class A Ordinary Shares and 6,949,141 ListCo Class B Ordinary Shares outstanding as of the date of this proxy statement, excluding 1,627,455 ListCo Class A Ordinary Shares repurchased by the Company in the form of ADSs, and including 809,802 ListCo Class A Ordinary Shares to be issued by the Company for settlement of restricted share units vested as of the date of this proxy statement.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after the date of this proxy statement, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:*
Gang Chen(1)	5,713,612	2,831,131	8,544,743	30.1%	37.4%
Chimin Cao(2)	4,990,605	2,059,005	7,049,610	24.4%	28.0%
Yanlai Shi(3)	2,610,674	2,059,005	4,669,679	15.4%	25.0%
Joel A. Getz	—	—	—	—	—
Dennis Demiao Zhu	—	—	—	—	—
Zhengong Chang	—	—	—	—	—
Siyuan Wang	—	—	—	—	—
All Directors and Executive Officers as a Group	13,314,891	6,949,141	20,264,032	65.6%	88.6%
Principal Shareholders:
Ascendent Rainbow (Cayman) Limited(4)	5,713,612	2,831,131	8,544,743	30.1%	37.4%
Joy Year Limited(5)	4,135,854	2,059,005	6,194,859	21.8%	27.2%
Trump Creation Limited(6)	2,108,691	—	2,108,691	7.4%	2.3%
Noble Hero Holdings Limited(7)	1,984,933	—	1,984,933	6.5%	2.1%
Bloom Star Limited(8)	—	1,194,865	1,194,865	4.2%	13.1%
RYB Education Limited(9)	300,741	864,140	1,164,881	4.1%	9.8%

†
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of ListCo Class A Ordinary Shares is entitled to one vote per share and each holder of our ListCo Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for a vote. Our ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our ListCo Class B Ordinary Shares are convertible at any time by the holder thereof into ListCo Class A Ordinary Shares on a one-for-one basis.

*
Except for Messrs. Gang Chen, Dennis Demiao Zhu and Zhengong Chang, the business address of our directors and executive officers is c/o 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China. The

business address of Mr. Gang Chen’s is Suite 2208-2211, 22/F, One ICC, 999 Middle Huai Hai Road, Xuhui District, Shanghai, 200031, People’s Republic of China. The business address of Mr. Dennis Demiao Zhu is Park Avenue 2-28G, 6 Chaoyang Park Nanlu, Beijing, 100026, People’s Republic of China. The business address of Mr. Zhengong Chang is PH01-55 South Town Centre BL. Markham ON, L6G 0B6, Canada.
(1)
Represents the 5,713,612 ListCo Class A Ordinary Shares and 2,831,131 ListCo Class B Ordinary Shares held by Ascendent Rainbow (Cayman) Limited. Mr. Gang Chen is partner of Ascendent Capital Partners II, L.P., the sole shareholder of Ascendent Rainbow (Cayman) Limited.

(2)
Represents (i) 4,135,854 ListCo Class A Ordinary Shares and 2,059,005 ListCo Class B Ordinary Shares held by Joy Year Limited, a British Virgin Islands company, (ii) 529,751 ListCo Class A Ordinary Shares Top Genius Ventures Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after the date of this proxy statement and (iii) 325,000 ListCo Class A Ordinary Shares held by Mr. Chimin Cao. Both Joy Year Limited and Top Genius Ventures Limited are ultimately held by The Top Genius Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Chimin Cao is the settlor of The Top Genius Trust, and Mr. Cao and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited and Top Genius Ventures Limited in our company.

(3)
Represents (i) 1,194,865 ListCo Class B Ordinary Shares held by Bloom Star Limited, a British Virgin Islands company, (ii) 300,741 ListCo Class A Ordinary Shares and 864,140 ListCo Class B Ordinary Shares held by RYB Education Limited, a Cayman Islands company, (iii) 1,984,933 ListCo Class A Ordinary Shares Noble Hero Holdings Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after the date of this proxy statement and (iv) 325,000 ListCo Class A Ordinary Shares held by Ms. Yanlai Shi. Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited are all ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited in our company.

(4)
Represents the 5,713,612 ListCo Class A Ordinary Shares and 2,831,131 ListCo Class B Ordinary Shares held by Ascendent Rainbow (Cayman) Limited. The registered address of Ascendent Rainbow (Cayman) Limited is at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Ascendent Rainbow (Cayman) Limited is wholly owned by Ascendent Capital Partners II, L.P., a Cayman Islands limited partnership, whose general partner is Ascendent Capital Partners II GP., L.P., another Cayman Islands limited partnership. The general partner of Ascendent Capital Partners II GP., L.P. is Ascendent Capital Partners II GP Limited, a Cayman Islands company. Information regarding beneficial ownership is reported as of September 29, 2017, based on the information contained in the Schedule 13D filed by Ascendent Rainbow (Cayman) Limited, among other reporting persons, with the SEC on April 4, 2018.

(5)
Represents the 4,135,854 ListCo Class A Ordinary Shares and 2,059,005 ListCo Class B Ordinary Shares held by Joy Year Limited, a British Virgin Islands company. Joy Year Limited is ultimately held by The Top Genius Trust. Mr. Chimin Cao is the settlor and proctor of The Top Genius Trust, and Mr. Cao and his family members are its beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited in our company. The registered address of Joy Year Limited is Vistra Corporate Services Centre. Wickhams Cay Il, Road Town, Tortola, VG1110, British Virgin Islands.

(6)
Represents the 2,108,691 ListCo Class A Ordinary Shares held by Trump Creation Limited, a British Virgin Islands company. The registered address of Trump Creation Limited is Vistra Corporate Services Centre. Wickhams Cay Il, Road Town, Tortola, VG1110, British Virgin Islands.

(7)
Represents the 1,984,933 ListCo Class A Ordinary Shares Noble Hero Holdings Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after the date of this proxy statement. Noble Hero Holdings Limited is ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Noble Hero Holdings Limited in our company.

(8)
Represents the 1,194,865 ListCo Class B Ordinary Shares held by Bloom Star Limited, a British Virgin Islands company. Bloom Star Limited is ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited in our company.

(9)
Represents the 300,741 ListCo Class A Ordinary Shares and 864,140 ListCo Class B Ordinary Shares held by RYB Education Limited, a Cayman Islands company. RYB Education Limited is ultimately held by The Noble Hero Trust. Ms. Yanlai Shi is the settlor and proctor of The Noble Hero Trust, and Ms. Shi and her family members are its beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by RYB Education Limited in our company.

To our knowledge, as of the date of this proxy statement, 9,938,323 of our ordinary shares (including 1,627,455 ListCo Class A Ordinary Shares repurchased by the Company in the form of ADSs) were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
Security Ownership of eLMTree
Prior to the Best Assistant redemption as contemplated by the Merger Agreement (the “Best Assistant Redemption”), by way of which, the interests in Best Assistant held by all existing shareholders of Best Assistant (other than one ordinary share in Best Assistant held by NetDragon Websoft Inc., a company incorporated in the British Virgin Islands and a wholly owned subsidiary of NetDragon) will be exchanged for ordinary shares of eLMTree, Best Assistant (either directly or indirectly) will hold all of the issued and outstanding share capital of eLMTree.
The following table sets forth information with respect to the beneficial ownership of the eLMTree ordinary shares immediately after the Best Assistant Redemption held by each person who is known by eLMTree to beneficially own 5% or more of its outstanding ordinary shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, eLMTree included shares that the person has the right to acquire within 60 days after the date of the Best Assistant Redemption, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
Percentage of Total Ordinary Shares
Principal Shareholders:
NetDragon Websoft Inc.(1)	77.3%

(1)
Represents percentage shareholding of eLMTree held by NetDragon Websoft Inc. The registered address of NetDragon Websoft Inc. is at Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands. NetDragon Websoft Inc. is a wholly-owned subsidiary of NetDragon.

Pro Forma Security Ownership of the Company After Consummation of the Merger
It is expected that, subject to certain assumptions, the following table sets forth information with respect to beneficial ownership of the Company after consummation of the Merger by:
•
each of its directors and executive officers; and

•
each person who is known by it to beneficially own 5% or more of its outstanding ordinary shares.

The calculations in the table below assume 544,935,918 ListCo Ordinary Shares outstanding immediately after consummation of the Merger (based on the assumptions that (i) certain options to acquire 233,734 ListCo Class A Ordinary Shares under the GEHI Share Plans which are outstanding and unexercised as of the date of this proxy statement, will be exercised and such 233,734 ListCo Class A Ordinary Shares will be issued and outstanding prior to the Effective Time, (ii) the ACP CB is fully converted, (iii) the Company will adopt a New ESOP and all share awards available will be granted thereunder and will be exercisable (the Company has not finalized any determinations as to the size or scope of the New ESOP but currently expects (a) the New ESOP to be established in an amount not exceeding 10% of the aggregate number of ListCo Ordinary Shares then outstanding, (b) that initial awards under the New ESOP will be made to officers and directors of the Company, and (c) any awards under the New ESOP may be subject to vesting or other terms before being exercisable), and (iv) no PIPE Investment upon completion of the Merger) and after giving effect to the Distribution in Specie.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, the Company included shares that the person has the right to acquire within 60 days after the Closing, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Ordinary Shares Beneficially Owned	Percentage of Total Ordinary Shares
Directors and Executive Officers: *
Leung Lim Kin, Simon	—	—
Vin Riera	—	—
All Directors and Executive Officers as a Group	—	—
Principal Shareholders:
NetDragon Websoft Inc.(1)	333,926,748	61.3%
ACP(2)	36,946,781	6.8%

*
Unless otherwise indicated in the footnotes, the business address of the Company’s directors and executive officers after consummation of the Merger is 720 Olive Way, Suite 1500, Seattle, Washington 98101.

(1)
Represents 333,926,748 ListCo Ordinary Shares held by NetDragon Websoft Inc. immediately after consummation of the Merger and after giving effect to the Distribution in Specie. The registered address of NetDragon Websoft Inc. is at Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands. NetDragon Websoft Inc. is a wholly-owned subsidiary of NetDragon.

(2)
Represents (i) 4,582,567 ListCo Ordinary Shares held by Ascendent Rainbow (Cayman) Limited, and (ii) 32,364,214 ListCo Ordinary Shares held by Nurture Education (Cayman) Limited assuming the ACP CB is fully converted. Additionally, Nurture Education (Cayman) Limited has the right to exchange the remaining US$25 million of the Existing ACP Bonds for the Company’s shares to be transferred from ND BVI to Nurture Education (Cayman) Limited or its designee upon exchange at an exchange price, which will make reference to GEHI Per Share Value (as defined under the Merger Agreement). To the extent that Nurture Education (Cayman) Limited exercises the conversion rights associated with the Existing ACP Bonds, the number of ordinary shares beneficially owned by ACP will increase, and the number of ordinary shares beneficially owned by NetDragon will correspondingly decrease, by 14,314,940, and the percentage of total ordinary shares beneficially owned by ACP will increase, and the percentage of total ordinary shares beneficially owned by NetDragon will correspondingly decrease, by 2.6%. The registered address of Ascendent Rainbow (Cayman) Limited is at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Ascendent Rainbow (Cayman) Limited is wholly owned by Ascendent Capital Partners II, L.P., a Cayman Islands limited partnership, whose general partner is Ascendent Capital Partners II GP., L.P., another Cayman Islands limited partnership. The general partner of Ascendent Capital Partners II GP., L.P. is Ascendent Capital Partners II GP Limited, a Cayman Islands company. Information regarding beneficial ownership is reported as of September 29, 2017, based on the information contained in the Schedule 13D filed by Ascendent Rainbow (Cayman) Limited, among other reporting persons, with the SEC on April 4, 2018. The registered address of Nurture Education (Cayman) Limited is 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands. Nurture Education (Cayman) Limited is wholly owned by ACP Fund II, the general partner of which is Ascendent Capital Partners II GP., L.P., whose general partner is Ascendent Capital Partners II GP Limited.

WHERE YOU CAN FIND MORE INFORMATION
The Company is subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and files annual reports with and furnishes current reports on Form 6-K to the SEC. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.
The reports and other information that we file with the SEC are also available in the “Financial Information” section of the Company’s investor relations website at https://ir.geh.com.cn/. The information provided on our website is not part of this proxy statement, and is not incorporated into this proxy statement by reference.
To receive timely delivery of the documents in advance of the extraordinary general meeting, you should make your request no later than September 4, 2023, which is five business days before the extraordinary general meeting.
THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. THE PARTIES HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.
THIS PROXY STATEMENT IS DATED JULY 31, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A
Agreement and Plan of Merger

EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
by and among
GRAVITAS EDUCATION HOLDINGS, INC.,
BRIGHT SUNLIGHT LIMITED,
BEST ASSISTANT EDUCATION ONLINE LIMITED,
and
solely for purposes of Sections 7.1(d) and 7.4(b),
NETDRAGON WEBSOFT HOLDINGS LIMITED
dated as of April 18, 2023

A-i

A-ii

EXHIBITS
Exhibit A
Form of Registration Rights Agreement

Exhibit B-1
Form of Insider Lock-Up Agreement

Exhibit B-2
Form of General Lock-Up Agreement

Exhibit B-3
Form of Existing Shareholder Lock-Up Agreement

Exhibit C
Form of Plan of Merger

Exhibit D
Form of GEHI A&R MAA

Exhibit E
Form of Joinder

Exhibit F
Net Cash Calculation

A-iii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of April 18, 2023 (this “Agreement”), by and among (i) Gravitas Education Holdings, Inc., a Cayman Islands exempted company (“GEHI”), (ii) Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of GEHI (“Merger Sub”), (iii) Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”), and (iv) solely for purposes of Sections 7.1(d) and 7.4(b), NetDragon Websoft Holdings Limited, a Cayman Islands exempted company (“NetDragon”). Each of GEHI, Merger Sub, Best Assistant, NetDragon (solely for purposes of Sections 7.1(d) and 7.4(b)) and eLMTree (as defined below and after its execution of the Joinder) will individually be referred to herein as a “Party” and, collectively, as the “Parties”.
RECITALS
WHEREAS, GEHI is a company listed on the New York Stock Exchange (the “NYSE”);
WHEREAS, in anticipation of the Merger (as defined below), GEHI has caused Merger Sub to be formed;
WHEREAS, Best Assistant intends to, in accordance with the terms hereof, (i) incorporate a Cayman Islands exempted company limited by shares (“eLMTree”) as its direct or indirect wholly owned subsidiary, and (ii) transfer to eLMTree 100% of the equity interests in (a) Promethean World Limited, a company incorporated in England and Wales with limited liability (“Promethean”), which in turn indirectly holds 100% of the equity interests in Edmodo, LLC, a limited liability company incorporated under the laws of Delaware (“Edmodo”), (b) Elernity (Thailand) Co., Ltd, a company incorporated in Thailand (“Elernity”), and (c) Sky Knight Investments Limited, a company incorporated in the British Virgin Islands (“Sky Knight”) (clauses (i) and (ii), together, the “eLMTree Restructuring”);
WHEREAS, the Parties intend to effect the Merger upon the terms and conditions set forth in this Agreement whereby Merger Sub shall be merged with and into eLMTree (the “Merger”), with eLMTree being the Surviving Sub (as defined below) and becoming a direct wholly owned subsidiary of GEHI;
WHEREAS, it is contemplated that upon the Closing, GEHI shall be renamed as “Mynd.ai, Inc.” or such other name as determined by the eLMTree Parties (as defined below) in connection with the adoption of the GEHI A&R MAA (as defined below), and shall trade publicly on the NYSE under a new ticker symbol as designated by Best Assistant;
WHEREAS, the board of directors of GEHI (the “GEHI Board”), acting upon the unanimous recommendation of a special committee established by the GEHI Board (the “GEHI Special Committee”), has unanimously (i) determined that it is fair to, and in the best interests of, GEHI and its shareholders, for GEHI to enter into this Agreement and to consummate the Transactions contemplated under this Agreement and the GEHI Divestiture Agreement, including the Merger and the GEHI Divestiture, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated under this Agreement, including the Merger and the GEHI Divestiture, and (iii) determined to recommend that the shareholders of GEHI vote to approve the GEHI Shareholder Matters (as defined below) (the “GEHI Board Recommendation”);
WHEREAS, the board of directors of Best Assistant has unanimously (i) determined that the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Best Assistant and its shareholders, (ii) approved this Agreement, the Merger and the other Transactions and (iii) determined to recommend that the shareholders of Best Assistant vote to adopt this Agreement and approve the Merger and such other Transactions;
WHEREAS, pursuant to that certain Shareholders and Bondholders Agreement of Best Assistant, dated March 9, 2020, the Best Assistant Requisite Stakeholders have adopted applicable resolutions dated as of or prior to the date hereof approving the execution, delivery and performance of this Agreement by Best Assistant and the consummation by Best Assistant of the Transactions contemplated hereby, including the eLMTree Restructuring, the Best Assistant Redemption and the Merger, and adopting this Agreement (the “Best Assistant Resolutions”);

WHEREAS, the board of directors of NetDragon, has unanimously (i) determined that the Transactions, including the eLMTree Restructuring, the Best Assistant Redemption and the Merger, are advisable and fair to, and in the best interests of, NetDragon and its shareholders, (ii) approved this Agreement, the Transactions (including the eLMTree Restructuring, the Best Assistant Redemption and the Merger) and the agreements to be entered into in connection herewith and deemed this Agreement advisable and (iii) determined to recommend that the shareholders of NetDragon vote to approve the adoption of this Agreement and approval of the Transactions (the “NetDragon Shareholder Matters”);
WHEREAS, GEHI, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by the Merger Sub of this Agreement and the Plan of Merger and the consummation of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger;
WHEREAS, as a condition to the willingness of, and an inducement to, the eLMTree Parties to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of Ascendent Rainbow (Cayman) Limited, Joy Year Limited, Trump Creation Limited, Bloom Star Limited and RYB Education Limited (each, a “GEHI Voting Agreement Signatory”) is entering into a voting agreement (as may be amended or restated, the “GEHI Voting Agreement”) under which each such GEHI Voting Agreement Signatory agrees to vote as shareholder of GEHI in favor of the GEHI Shareholder Matters pursuant to the terms and conditions of the GEHI Voting Agreement;
WHEREAS, as a condition to the willingness of, and an inducement to, GEHI to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, DJM Holdings Ltd. is entering into a voting agreement (as may be amended or restated, the “NetDragon Voting Agreement” and, together with the GEHI Voting Agreement, the “Voting Agreements”) under which DJM Holding Ltd. agrees to vote as shareholder of NetDragon in favor of the NetDragon Shareholder Matters, pursuant to the terms and conditions of the NetDragon Voting Agreement;
WHEREAS, immediately prior to the Closing, through one or a series of transactions, the interests in Best Assistant held by all existing shareholders of Best Assistant (other than one ordinary share in Best Assistant held by NetDragon Websoft, Inc. (“ND BVI”), a company incorporated in the British Virgin Islands and a wholly owned subsidiary of NetDragon) will be exchanged for certain eLMTree Ordinary Shares, as set forth in more details in the Best Assistant Resolutions (the “Best Assistant Redemption”);
WHEREAS, in connection with the consummation of the Merger, certain persons named therein will enter into a Registration Rights Agreement (as may be amended or restated, the “Registration Rights Agreement”) in the form attached hereto as Exhibit A;
WHEREAS, as a condition to the willingness of, and an inducement to each of GEHI and the eLMTree Parties to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, ND BVI (the “Insider Lock-Up Signatory”) is entering into a lock-up agreement, in substantially the form of Exhibit B-1 attached hereto (the “Insider Lock-Up Agreement”) with respect to the GEHI Ordinary Shares held by such Insider Lock-Up Signatory on or immediately after the Effective Time;
WHEREAS, as a condition to the willingness of, and an inducement to each of GEHI and the eLMTree Parties to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, certain shareholders of Best Assistant are each entering into a lock-up agreement, in substantially the form attached hereto as Exhibit B-2 (each such agreement, as may be amended or restated, a “General Lock-Up Agreement”) with respect to the GEHI Ordinary Shares held by such Person on or immediately after the Effective Time, and Best Assistant will use commercially reasonable efforts to procure that each of its other shareholders (except for the Insider Lock-Up Signatory) enter into the General Lock-Up Agreement with GEHI;
WHEREAS, as a condition to the willingness of, and an inducement to each of GEHI and the eLMTree Parties to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, certain shareholders of GEHI are each entering into a lock-up agreement, in substantially the form of Exhibit B-3 attached hereto (each such agreement, as may be amended or restated, an “Existing Shareholder Lock-Up Agreement”; and together with the Insider Lock-Up Agreement and the General Lock-Up Agreements, the “Lock-Up Agreements” and each, a “Lock-Up Agreement”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, GEHI, on the one hand, and Rainbow Companion, Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Divestiture Purchaser”), on the other hand, are entering into that certain Share Purchase Agreement (as may be amended or restated, the “GEHI Divestiture Agreement”), dated as of the date hereof, pursuant to which the Divestiture Purchaser will purchase from GEHI, and GEHI will sell to the Divestiture Purchaser, all the equity interests held by GEHI directly or indirectly in the Divested Subsidiaries (as defined below), which constitutes GEHI’s education businesses in the PRC (the “Divested Business”; and such purchase and sale, the “GEHI Divestiture”) pursuant to the terms thereof;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, ND BVI, on the one hand, and Ascendent Rainbow (Cayman) Limited, Trump Creation Limited, China Growth Limited, Joy Year Limited, and Bloom Star Limited, (collectively, the “Secondary Sellers”), on the other hand, are entering into that certain Share Purchase Agreement (as may be amended or restated, the “GEHI Share Purchase Agreement”), dated as of the date hereof, pursuant to which ND BVI will purchase from the Secondary Sellers, and the Secondary Sellers will sell to ND BVI, certain GEHI Shares (such purchase and sale, the “GEHI Secondary Sale”) pursuant to the terms thereof; and
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Nurture Education (Cayman) Limited (“ACP”), Best Assistant and GEHI are entering into that certain Bond Purchase Agreement (as may be amended or restated, the “ACP Bond Purchase Agreement”), dated as of the date hereof, pursuant to which ACP will purchase from GEHI, and GEHI will sell to ACP, certain convertible bonds to be issued by GEHI (the “ACP PubCo Bonds”) pursuant to the terms thereof.
NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
DEFINITIONS
1.1   Defined Terms.   For purposes of this Agreement, the following capitalized terms have the following meanings:
“Accounting Principles” means U.S. GAAP or HKFRS (as applicable) as in effect at the date of the financial statement to which it refers or if there is no such reference, then the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the relevant Person in the preparation of the latest audited financial statements of such Person.
“ACP” shall have the meaning set forth in the Recitals hereto.
“ACP Bond Purchase Agreement” shall have the meaning set forth in the Recitals hereto.
“ACP PubCo Bonds” shall have the meaning set forth in the Recitals hereto.
“Additional GEHI SEC Reports” shall have the meaning set forth in Section 5.7(a).
“ADS” means the American depositary shares of GEHI, each representing twenty (20) GEHI Class A Share.
“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” shall have the meaning set forth in the Preamble hereto.
“Anti-Corruption Laws” shall have the meaning set forth in Section 4.21(a).

“Antitrust Laws” mean the HSR Act, the Clayton Antitrust Act of 1914, the Sherman Act of 1890, the Federal Trade Commission Act of 1914 and all other U.S. or non-U.S. antitrust, competition or other Legal Requirements that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of creating or strengthening a dominant position, monopolization, lessening of competition or restraint of trade through mergers, acquisitions or other transactions.
“Approvals” shall have the meaning set forth in Section 4.6.
“Assured Entitlement Distribution” shall have the meaning set forth in Section 7.17.
“Best Assistant” shall have the meaning set forth in the Preamble hereto.
“Best Assistant Disclosure Letter” shall have the meaning set forth in the preamble to Article IV.
“Best Assistant Redemption” shall have the meaning set forth in the Recitals hereto.
“Best Assistant Requisite Stakeholders” shall mean (i) the holders of more than fifty percent (50%) of the issued and outstanding ordinary shares of Best Assistant, (ii) the holders of more than fifty percent (50%) of the voting power of the issued and outstanding series A preferred shares of Best Assistant, (iii) the holder(s) of more than fifty percent (50%) of the voting power of the issued and outstanding series B preferred shares of Best Assistant, and (iv) holders of the bonds issued pursuant to the Secured Convertible and Exchangeable Redeemable Bonds in the principal amount of US $150 million issued by Best Assistant on March 9, 2020 (the “Existing ACP Bonds”) representing more than 50% of the total principal amount of all the Existing ACP Bonds outstanding.
“Best Assistant Resolutions” shall have the meaning set forth in the Recitals hereto.
“Best Assistant Transaction Costs” shall mean (a) all fees, costs and expenses (including fees of outside advisors) incurred by any eLMTree Group Company or Best Assistant prior to and through the Closing Date in connection with the negotiation, preparation or execution of this Agreement, the other Transaction Agreements or the consummation of the Transactions including any such amounts that are triggered by or become payable as a result of the Closing; (b) all costs, fees and expenses payable by NetDragon to Deloitte Touche Tohmatsu Limited (including its Affiliates, “Deloitte”) in connection with the negotiation, preparation or execution of this Agreement, the other Transaction Agreements or the consummation of the Transactions; (c) all bonuses, change in control payments, severance payments, retirement payments, retention or similar payments or success fees payable by any eLMTree Group Company that become payable solely in connection with the consummation of the Transactions, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts; (d) all transaction, deal, brokerage, financial advisory or any similar fees payable by the eLMTree Group Companies or Best Assistant in connection with the consummation of the Transactions; (e) all costs, fees and expenses related to the eLMTree D&O Tail, (f) all bonuses and other incentive payments payable to employees and consultants of Best Assistant, NetDragon or their respective Affiliates in connection with the Transactions of no more than $1,000,000; (g) all Regulatory Filing Fees; provided that, (x) the aggregate amount under (a) through (g) above shall not exceed $15,550,000 and (y) all costs, fees and expenses related to the eLMTree Restructuring, Best Assistant Redemption, Edmodo Restructuring or CFIUS proceedings to the extent unrelated to the Completion of CFIUS Process (if any), regardless of when paid, and whether or not due and payable as of the Closing, shall not be “Best Assistant Transaction Costs” for purpose of this Agreement and shall, for the avoidance of doubt, be borne solely by Best Assistant unless otherwise specified herein (including pursuant to Section 7.11).
“Bond Closing” shall have the meaning set forth in Section 8.1(g).
“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, Hong Kong or the Cayman Islands are authorized or required by Legal Requirements to close.
“CARES Act” shall mean The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116-136 (03/27/2020), and applicable rules and regulations.
“Cash Requirement” with respect to (i) eLMTree, means that the eLMTree Working Capital equals or exceeds $25,000,000; and (ii) GEHI, means that the Net Cash of GEHI equals or exceeds $15,000,000.

“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.
“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.
“CFIUS” means the Committee on Foreign Investment in the United States.
“Change in Recommendation” shall have the meaning set forth in Section 7.1(c).
“Circular” shall have the meaning set forth in Section 7.1(d)(ii).
“Closing” shall have the meaning set forth in Section 2.3.
“Closing Date” shall have the meaning set forth in Section 2.3.
“Closing Payments Schedule” shall have the meaning set forth in Section 3.7.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Completion of CFIUS Process” means that any of the following shall have occurred: (a) the applicable Parties shall have received written notice from CFIUS that review under Section 721 has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transactions contemplated by this Agreement, and have informed the Parties that action under Section 721 has been concluded with respect to the Transactions and the other transactions contemplated by this Agreement; (b) the Parties shall have received written notice from CFIUS that the Transactions contemplated by this Agreement are not a “covered transaction” pursuant to Section 721 and are not subject to review or investigation under Section 721; or (c) CFIUS shall have sent a report to the President of the United States (hereinafter referred as the “President”) requesting the President’s decision on the Joint Notice and either (i) the period under Section 721 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Transactions contemplated by this Agreement shall have expired without any such action being threatened, announced or taken, or (ii) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the Transactions contemplated by this Agreement.
“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, mortgage, deed of trust, license, sublicense, commitment, guaranty or other legally binding commitment, arrangement or understanding, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.
“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or other epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” shall mean any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other similar Legal Requirement, Order, directive, guideline or recommendation promulgated by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act and other action, inaction, activity or conduct reasonably necessary (such determination to be made by GEHI or eLMTree in good faith), in connection with or in response to COVID-19.
“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of items subject to the Customs & International Trade Laws.
“Customs & International Trade Laws” shall mean any applicable import, customs and trade, export and anti-boycott laws, rules, or regulations of any jurisdiction in which GEHI, eLMTree or any of their respective Subsidiaries is incorporated or does business, including, but not limited to: (i) the laws, rules, and regulations administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce (including the Bureau of Industry and Security and the International Trade Administration), the U.S. International Trade Commission, the U.S. Department of State (including the Directorate of Defense Trade Controls) and their predecessor agencies; (ii) the Tariff Act of 1930, as amended; (iii) the Export Administration Act of 1979, as amended; (iv) the Export Control

Reform Act of 2018; (v) the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; (vi) the Arms Export Control Act, as amended; (vii) the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; (viii) the Foreign Trade Regulations pursuant to 15 C.F.R. Part 30; (ix) the anti-boycott laws, rules and regulations administered by the U.S. Department of Commerce; and (x) the anti-boycott laws, rules and regulations administered by the U.S. Department of the Treasury.
“Designated Persons” shall have the meaning set forth in Section 6.3(a).
“Dissenting Shareholders” shall have the meaning set forth in Section 3.3.
“Dissenting Shares” shall have the meaning set forth in Section 3.3.
“Divested Business” shall have the meaning set forth in the Recitals hereto.
“Divested Subsidiaries” means, collectively, Precious Companion Group Limited, a limited liability company incorporated in Hong Kong, and the Business Subsidiaries (as defined in the GEHI Divestiture Agreement).
“Divestiture Purchaser” shall have the meaning set forth in the Recitals hereto.
“Edmodo” shall have the meaning set forth in the Recitals hereto.
“Edmodo Restructuring” shall mean the termination of the Edmodo.com platform and the related actions determined by an eLMTree Party to be advisable, necessary or required in connection therewith.
“Effective Time” shall have the meaning set forth in Section 2.4(b).
“Elernity” shall have the meaning set forth in the Recitals hereto.
“eLMTree” shall have the meaning set forth in the Recitals hereto.
“eLMTree Approvals” shall mean, collectively, the internal approvals required for eLMTree to approve the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated hereby, and adopt this Agreement.
“eLMTree Audited Financial Statements” shall have the meaning set forth in Section 4.7.
“eLMTree Business Combination” shall have the meaning set forth in Section 7.9(a).
“eLMTree Current Assets” means, with respect to eLMTree, the aggregate amount of cash and cash equivalents, accounts receivable, short-term investments, inventory and prepaid and other current assets of such Person; in each case, on a consolidated basis and determined in accordance with applicable Accounting Principles.
“eLMTree Current Liabilities” means, with respect to eLMTree, the aggregate amount of all trade payables and short-term loans outstanding, determined on a consolidated basis and in accordance with applicable Accounting Principles; provided that “eLMTree Current Liabilities” shall exclude Best Assistant Transaction Costs (which for the avoidance of doubt, is subject to the cap as included in the definition of Best Assistant Transaction Costs ).
“eLMTree D&O Indemnified Party” shall have the meaning set forth in Section 7.10(a)(i).
“eLMTree D&O Tail” shall have the meaning set forth in Section 7.10(a)(ii).
“eLMTree Data” shall have the meaning set forth in Section 4.16(d).
“eLMTree Director” shall have the meaning set forth in Section 7.14(a).
“eLMTree Employee Benefit Plan” shall mean each Employee Benefit Plan, which any eLMTree Group Company sponsors, maintains or contributes to, or to which any eLMTree Group Company is obligated to sponsor, maintain or contribute, for the benefit of its current or former employees, individuals who provide services and are compensated as individual independent contractors or directors, or with respect to which any eLMTree Group Company may have any obligation or liability.
“eLMTree Equity Value” shall mean $750,000,000.00.
“eLMTree Existing Credit Agreement” shall mean the Loan and Security Agreement dated as of June 25, 2018 by and among Promethean, Promethean Inc., Promethean Limited and Bank of America N.A. (including all annexes, exhibits and schedules thereto and documents referenced therein), as from time to time amended, restated, supplemented or otherwise modified.
“eLMTree Foreign Plan” shall have the meaning set forth in Section 4.11(l).
“eLMTree Group Companies” shall mean eLMTree, Promethean, Elernity, Sky Knight and all of their direct and indirect Subsidiaries.
“eLMTree Insider” shall have the meaning set forth in Section 4.19.
“eLMTree Insurance Policies” shall have the meaning set forth in Section 4.18.
“eLMTree IT Systems” means the IT Systems of the eLMTree Group Companies
“eLMTree Leased Properties” shall have the meaning set forth in Section 4.13(b).
“eLMTree Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of eLMTree and its Subsidiaries, taken as a whole, or (b) the ability of Best Assistant or eLMTree to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether an eLMTree Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in applicable Accounting Principles (or any interpretation thereof) after the date of this Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of this Agreement; (vii) events or conditions generally affecting the industries and markets in which eLMTree or any of its Subsidiaries operates; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in an eLMTree Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of the GEHI; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of eLMTree and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which eLMTree and its Subsidiaries conduct their respective operations, then such incremental disproportionate impact may be taken into account (unless otherwise excluded) in determining whether an eLMTree Material Adverse Effect has occurred.
“eLMTree Material Contract” shall have the meaning set forth in Section 4.17(a).
“eLMTree Material Customers” shall have the meaning set forth in Section 4.17(a)(ii).
“eLMTree Material Suppliers” shall have the meaning set forth in Section 4.17(a)(ii).

“eLMTree Operations” shall mean the operations of Promethean (which owns 100% of the equity interests in Edmodo), Elernity and Sky Knight, together with each of their respective Subsidiaries, on a combined basis.
“eLMTree Ordinary Shares” shall mean the ordinary shares of eLMTree.
“eLMTree Owned IP” shall mean all Intellectual Property owned or purported to be owned by any of the eLMTree Group Companies.
“eLMTree Parties” means (i) Best Assistant and (ii) eLMTree, after its execution of the Joinder.
“eLMTree Per Share Value” shall mean an amount equal to (a) the eLMTree Equity Value divided by (b) the number of Outstanding eLMTree Equity Securities.
“eLMTree Privacy Requirements” means the Privacy Requirements of the eLMTree Group Companies.
“eLMTree Real Property Leases” shall have the meaning set forth in Section 4.13(b).
“eLMTree Registered IP” shall have the meaning set forth in Section 4.16(a).
“eLMTree Restructuring” shall have the meaning set forth in the Recitals hereto.
“eLMTree Subsidiaries” shall have the meaning set forth in Section 4.2(a).
“eLMTree Unaudited Financial Statements” shall have the meaning set forth in Section 4.7.
“eLMTree Working Capital” means, with respect to eLMTree, the eLMTree Current Assets minus eLMTree Current Liabilities.
“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether oral or written, in each case other than any statutory benefit plan to the extent mandated by Legal Requirements.
“ERISA Affiliate” shall mean any entity, trade or business (whether or not incorporated) that, together with eLMTree or any of its Subsidiaries is treated as a single employer under Section 414 of the Code or Section 4001(b)(1) of ERISA.
“Estimated GEHI Divestiture Tax” means the estimated amount of all Taxes payable in connection with or as a result of the GEHI Divestiture, which is $106,839.51.
“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Existing ACP Bonds” shall have the meaning set forth in the definition of “Best Assistant Requisite Stakeholders” in Section 1.1.
“Existing Mitigation Agreement” means the existing mitigation agreements entered into by Edmodo and NetDragon pursuant to Section 721 as required by CFIUS.
“Existing Shareholder Lock-Up Agreement” shall have the meaning set forth in the Recitals hereto.
“Financing Certificate” shall have the meaning set forth in Section 3.6.
“Fundamental Representations” shall mean:
(a)   in the case of the eLMTree Parties, the representations and warranties contained in Section 4.1 (Organization and Qualification) (other than the second sentence); the second sentence of Section 4.2(a) (eLMTree Subsidiaries); Section 4.3 (Capitalization of eLMTree) (other than Section 4.3(h)); Section 4.4

(Authority Relative to this Agreement); Section 4.5(a)(i) (No Conflict; Required Filings and Consents); Section 4.6(b) (Compliance; Approvals) and Section 4.15 (Brokers; Third Party Expenses); and
(b)   in the case of the GEHI Parties, the representations and warranties contained in Section 5.1 (Organization and Qualification) (other than Section 5.1(c)); the second sentence of Section 5.2(a) (GEHI Subsidiaries); Sections 5.2(e) (GEHI Subsidiaries); Section 5.3 (Capitalization) (other than Section 5.3(h)); Section 5.4 (Authority Relative to this Agreement); Section 5.5(a)(i) (No Conflict; Required Filings and Consents) and Section 5.14 (Brokers).
“GEHI” shall have the meaning set forth in the Preamble hereto.
“GEHI A&R MAA” shall have the meaning set forth in Section 2.1(c).
“GEHI Board” shall have the meaning set forth in the Recitals hereto.
“GEHI Board Recommendation” shall have the meaning set forth the Recitals hereto.
“GEHI Business Combination” shall have the meaning set forth in Section 7.9(b).
“GEHI Charter” means the Fifth Amended and Restated Memorandum and Articles of Association of the Company, adopted pursuant to a special resolution passed on August 30, 2017 and effective on September 27, 2017.
“GEHI Class A Shares” means, prior to the adoption of the GEHI A&R MAA pursuant to the terms hereof, the class A ordinary shares of GEHI, par value US$0.001 per share, or after the adoption of the GEHI A&R MAA pursuant to the terms hereof, GEHI Ordinary Shares.
“GEHI Class B Shares” means the class B ordinary shares of GEHI, par value US$0.001 per share.
“GEHI Class B Share Conversion” shall have the meaning set forth in Section 2.1(b).
“GEHI D&O Indemnified Party” shall have the meaning set forth in Section 7.10(b)(i).
“GEHI D&O Tail” shall have the meaning set forth in Section 7.10(b)(ii).
“GEHI Data” shall have the meaning set forth in Section 5.15(d).
“GEHI Disclosure Letter” shall have the meaning set forth in the preamble to Article V.
“GEHI Divestiture” shall have the meaning set forth in the Recitals hereto.
“GEHI Divestiture Agreement” shall have the meaning set forth in the Recitals hereto.
“GEHI Employee Benefit Plan” shall mean each Employee Benefit Plan, which any GEHI Group Company sponsors, maintains or contributes to, or to which any GEHI Group Company is obligated to sponsor, maintain or contribute, for the benefit of its current or former employees, individuals who provide services and are compensated as individual independent contractors or directors, or with respect to which any GEHI Group Company may have any obligation or liability, including the GEHI Share Plans.
“GEHI Equity Awards” means an option, restricted share, restricted share unit or other types of award, in the form of cash or otherwise, including any GEHI Options and GEHI RSUs.
“GEHI Equity Value” means $50,000,000.
“GEHI Financial Statements” shall have the meaning set forth in Section 5.7(c).
“GEHI Group Companies” shall mean GEHI and all of its direct and indirect Subsidiaries (including Merger Sub), other than the Divested Subsidiaries.
“GEHI Insider” shall have the meaning set forth in Section 5.18.
“GEHI Insurance Policies” shall have the meaning set forth in Section 5.17.
“GEHI IT Systems” shall mean the IT Systems of the GEHI Group Companies.

“GEHI Leased Properties” shall have the meaning set forth in Section 5.12(b).
“GEHI Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of GEHI Remaining Operations, taken as a whole; or (b) the ability of the GEHI to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a GEHI Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in applicable Accounting Principles (or any interpretation thereof) after the date of this Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of this Agreement; (vii) events or conditions generally affecting the industries and markets in which the GEHI Remaining Operations operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a GEHI Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of Best Assistant; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the GEHI Remaining Operations, taken as a whole, relative to similarly situated companies in the industries in which the GEHI Remaining Operations conduct their respective operations, then such incremental disproportionate impact may be taken into account (unless otherwise excluded) in determining whether a GEHI Material Adverse Effect has occurred.
“GEHI Material Contract” shall have the meaning set forth in Section 5.16(a).
“GEHI Material Customers” shall have the meaning set forth in Section 5.16(a).
“GEHI Material Suppliers” shall have the meaning set forth in Section 5.16(a)(ii).
“GEHI Option” means an option to purchase GEHI Class A Shares granted under the GEHI Share Plans in accordance with the terms thereof, whether or not such option has become vested on or prior to the Closing Date.
“GEHI Ordinary Shares” shall mean the ordinary shares of GEHI, par value US$0.001 per share, with the rights and privileges as set forth in the GEHI A&R MAA.
“GEHI Owned IP” shall mean all Intellectual Property owned or purported to be owned by any of the GEHI Group Companies.
“GEHI Parties” shall mean GEHI and Merger Sub, and each a “GEHI Party”.
“GEHI Per Share Value” shall mean an amount equal to (a) the GEHI Equity Value, divided by (b) the number of Outstanding GEHI Equity Securities.
“GEHI Privacy Requirements” means the Privacy Requirements of the GEHI Group Companies.
“GEHI Real Property Leases” shall have the meaning set forth in Section 5.12(b).
“GEHI Registered IP” shall have the meaning set forth in Section 5.15(a).
“GEHI Remaining Operation Audited Financial Statements” shall have the meaning set forth in Section 5.7(d).

“GEHI Remaining Operation Unaudited Financial Statements” shall have the meaning set forth in Section 5.7(d).
“GEHI Remaining Operations” means the operations of GEHI and its Subsidiaries, excluding the Divested Business.
“GEHI RSU” means a restricted share unit granted under the GEHI Share Plans in accordance with the terms thereof, whether or not such restricted share unit has become vested on or prior to the Closing Date.
“GEHI SEC Reports” shall have the meaning set forth in Section 5.7(a).
“GEHI Secondary Sale” shall have the meaning set forth in the Recitals hereto.
“GEHI Share Plans” means, collectively, GEHI’s 2009 Share Incentive Plan and GEHI’s 2017 Share Incentive Plan (each as amended from time to time), and a “GEHI Share Plan” means any one of the foregoing plans.
“GEHI Share Purchase Agreement” shall have the meaning set forth in the Recitals hereto.
“GEHI Shareholder Approval” shall mean approval of the GEHI Shareholder Matters by Special Resolution, or such other standard as may be applicable to a specific GEHI Shareholder Matter, in accordance with the Proxy Statement and the GEHI’s Governing Documents.
“GEHI Shareholder Matters” shall have the meaning set forth in Section 7.1(a)(i).
“GEHI Shares” shall mean, prior to the adoption of the GEHI A&R MAA pursuant to the terms hereof, collectively the GEHI Class A Shares and the GEHI Class B Shares, par value $0.001 per share, of GEHI, or after the adoption of the GEHI A&R MAA pursuant to the terms hereof, GEHI Ordinary Shares.
“GEHI Special Committee” shall have the meaning set forth in the Recitals hereto.
“GEHI Subsidiaries” shall have the meaning set forth in Section 5.2(a).
“GEHI Transaction Costs” shall mean (a) all fees, costs and expenses (including fees of outside advisors) incurred by any GEHI Group Company prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions including any such amounts that are triggered by or become payable as a result of the Closing; (b) all bonuses, change in control payments, severance payments, retirement payments, retention or similar payments or success fees payable by any GEHI Group Company that become payable solely in connection with the consummation of the Transactions, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts; (c) all transaction, deal, brokerage, financial advisory or any similar fees payable by any GEHI Group Company in connection with the consummation of the Transactions; (d) all fees and expenses in connection with the services of the members of the Special Committee to GEHI in connection with the Transactions, and (e) all costs, fees and expenses related to the GEHI D&O Tail, provided that the aggregate amount under (a) through (e) above shall not exceed $5,000,000.
“GEHI Voting Agreement” shall have the meaning set forth in the Recitals hereto.
“GEHI Voting Agreement Signatory” shall have the meaning set forth in the Recitals hereto.
“General Lock-Up Agreement” shall have the meaning set forth in the Recitals hereto.
“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including, as applicable, certificates of incorporation or formation, memorandum and articles of association, bylaws, limited partnership agreements and limited liability company operating agreements.
“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; (c) any applicable stock exchange; or (d) any political subdivision of any of the foregoing.
“HKFRS” means the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.
“HKSE” means The Stock Exchange of Hong Kong Limited.
“HKSE Clearance” means the clearance from the HKSE in respect of the Circular (including the waiver from strict compliance with the requirements from the HKSE Listing Rules for inclusion of certain financial information in the Circular) and, as applicable, any other disclosure required to be vetted by the HKSE, in each case with respect to the Transactions.
“HKSE Listing Rules” means the Rules Governing the Listing on the HKSE, as amended, and the rules and regulations promulgated thereunder.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Incidental Inbound License” shall mean any (a) non-exclusive license for Software that is in the nature of a “shrink-wrap” or “click-wrap” license agreement or otherwise for non-customized, off-the-shelf Software that is generally commercially available under standard terms and conditions for which the total upfront and annual fees or other payments are less than $100,000; and (b) Contract with a non-exclusive license that is merely incidental to the transaction contemplated in such Contract, the commercial purpose of which is primarily for something other than such license, such as a Contract to purchase or lease equipment (e.g., a photocopier, computer or mobile phone) that also contains an inbound non-exclusive license of embedded Intellectual Property.
“Indebtedness” shall mean all of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property, stock or services including any earn-out payments; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.
“Independent Director” means an “independent director” under the NYSE Listed Company Manual.
“Independent Financial Advisor” shall have the meaning set forth in Section 5.25.
“Insider Lock-Up Agreement” shall have the meaning set forth in the Recitals hereto.
“Insider Lock-Up Signatory” shall have the meaning set forth in the Recitals hereto.
“Intellectual Property” shall mean all intellectual property rights throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, whether registered or unregistered, including such rights in and to: (a) all patents and patent applications, provisional patent applications and similar filings and any and all substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions and reexaminations thereof; (b) all copyrights and copyrightable works of authorship (including any applications, registrations and renewals of the foregoing), including literary works (including Software), pictorial and graphic works; (c) all trademarks, service marks, trade names, brand names, trade dress, logos, corporate names, certification marks and other indications of origin, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof; (d) all Internet domain names and social media accounts; (e) trade secrets and other confidential know-how and information, including confidential technology, discoveries, inventions (whether patentable or unpatentable) and improvements, formulae, business, technical, engineering or financial information, techniques, designs, drawings, procedures, processes, algorithms, models and formulations, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) database rights; (g) Software and (h) rights of publicity.

“Interim Transaction Financing” means any equity or equity-linked financing of GEHI entered into between the date of this Agreement and the Closing, including, without limitation, pursuant to any equity subscription agreement or convertible debt instruments.
“IT Systems” means, with respect to a Person, collectively, all computerized, automated, information technology or similar systems, platforms and networks owned or used by or for such Person, respectively, including Software, hardware, data processing and storage, record keeping, communications, telecommunications, network equipment, peripherals, information technology, mobile and other platforms, and data and information contained in or transmitted by any of the foregoing, together with documentation relating to any of the foregoing.
“Joinder” shall have the meaning set forth in Section 7.16(a).
“Joint Notice” means the notification of the Transactions to CFIUS pursuant to Section 721.
“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event of: (a) with respect to any eLMTree Party, the individuals listed on Schedule 1.1 of the Best Assistant Disclosure Letter; and (b) with respect to any GEHI Party, the individuals listed on Schedule 1.1 of the GEHI Disclosure Letter.
“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.
“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.
“Liabilities” means any and all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax liabilities due or to become due.
“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).
“Listing Application” shall have the meaning set forth in Section 7.2.
“Lock-Up Agreement” or “Lock-Up Agreements” shall have the meaning set forth in the Recitals hereto.
“Material eLMTree Real Property Leases” shall have the meaning set forth in Section 4.17(a)(x).
“Material GEHI Real Property Leases” shall have the meaning set forth in Section 5.16(a).
“Merger” shall have the meaning set forth in the Recitals hereto.
“Merger Consideration” shall have the meaning set forth in Section 3.1(b).
“Merger Sub” shall have the meaning set forth in the Preamble hereto.
“ND BVI” shall have the meaning set forth in the Recitals hereto.
“Net Cash” means, with respect to GEHI, (i) the total cash and cash equivalents of the GEHI Remaining Operations, including the proceeds from the GEHI Divestiture, plus (ii) such amount of GEHI Transaction Costs paid by GEHI on or prior to the Closing Date (to the extent such payment is already accounted for in the determination of item (i) above), plus (iii) such amount of Taxes in connection with or as a result of the GEHI Divestiture paid by GEHI on or prior to the Closing Date (to the extent such payment is already accounted for in the determination of item (i) above), which amount shall not exceed the Estimated GEHI Divestiture Tax, minus (iv) the aggregate outstanding amount of the Indebtedness of the

GEHI Remaining Operations (but, for the avoidance of doubt, excluding any Transfer Taxes and the Transaction Costs), minus (v) the Estimated GEHI Divestiture Tax, minus (vi) any such amount that would be GEHI Transaction Costs but for the proviso in the definition thereof, if any, minus (vii) any declared but unpaid Permitted Distributions; in each case, on a consolidated basis and determined in accordance with applicable Accounting Principles. Each line item of cash and cash equivalents and Indebtedness of the GEHI Remaining Operations and the calculation of Net Cash is indicated in Exhibit F.
“NetDragon” shall have the meaning set forth in the Preamble hereto.
“NetDragon Extraordinary General Meeting” shall have the meaning set forth in Section 7.1(d)(vi).
“NetDragon Shareholder Approval” shall have the meaning set forth in Section 7.1(d)(vi).
“NetDragon Shareholder Matters” shall have the meaning set forth in the Recitals hereto.
“NetDragon Voting Agreement” shall have the meaning set forth in the Recitals hereto.
“NYSE” shall have the meaning set forth in the Recitals hereto.
“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.
“Open Source Software” shall mean any Software that is licensed, distributed or conveyed (a) as “free software” (as defined by the Free Software Foundation); (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd); or (c) under a license that requires as a condition of its use, modification or distribution that it, or other Software into which such Software is incorporated or with which such Software is combined or distributed or that is derived from or links to such Software, (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be subject to any restriction on the consideration to be charged for the distribution or licensing thereof.
“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.
“Outside Date” shall have the meaning set forth in Section 9.1(b).
“Outstanding eLMTree Equity Securities” shall mean the eLMTree Ordinary Shares outstanding immediately prior to the Effective Time, but after the completion of the Best Assistant Redemption.
“Outstanding GEHI Equity Securities” shall mean all GEHI Class A Shares outstanding immediately prior to the Closing, assuming that all issued and outstanding options, warrants, and other equity securities convertible into or exercisable or exchangeable for GEHI Class A Shares (whether or not by their terms then currently convertible, exercisable, or exchangeable), have been so converted, exercised, or exchanged, other than (a) any equity securities issued or to be issued under any Interim Transaction Financing and (b) GEHI Class A Shares underlying GEHI Options and GEHI RSUs that are cancelled as of the Closing Date pursuant to Section 3.2.
“Parties” shall have the meaning set forth in the Preamble hereto.
“Party” shall have the meaning set forth in the Preamble hereto.
“PCAOB” shall mean the Public Company Accounting Oversight Board.
“Permitted Distributions” shall have the meaning set forth in Section 3.11.
“Permitted Lien” shall mean (a) Liens for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and that are sufficiently reserved for on the financial statements in accordance with applicable Accounting Principles; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course of business and (i) not yet delinquent, or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the eLMTree Group Companies or GEHI Group Companies, as applicable; (e) Liens securing the Indebtedness of any of the eLMTree Group Companies or GEHI Group Companies, as applicable; (f) non-exclusive licenses granted under Intellectual Property; (g) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of any of the eLMTree Group Companies or GEHI Group Companies, as applicable; and (h) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use and value of the assets of the eLMTree Group Companies or GEHI Group Companies, as applicable and the rights under the eLMTree Real Property Leases or GEHI Real Property Leases, as applicable, taken as a whole and do not result in a material liability to the eLMTree Group Companies or GEHI Group Companies, as applicable.
“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
“Personal Information” means any information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” “personal information” or any other similar or equivalent term under any applicable Legal Requirement (including applicable Legal Requirements governing data protection, privacy or data security), including any such information that constitutes (or relates directly or indirectly to) an individual’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers (including video or photographic images, fingerprints and voice biometric data relating to natural persons), health-related information or data.
“Plan of Merger” shall have the meaning set forth in Section 2.4(a).
“PN15 Application” means the application to, and corresponding communications with the, HKSE in respect of the Practice Note 15 of the HKSE Listing Rules with respect to the Transactions.
“PN15 Approval” means the approval from the HKSE in respect of the Practice Note 15 of the HKSE Listing Rules with respect to the Transactions.
“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.
“Principal Parties” means, collectively, GEHI and Best Assistant, and each, a “Principal Party”.
“Privacy Laws” means any and all applicable Legal Requirements (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including the Children’s Online Privacy Protection Act, the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020), the Family Educational Rights and Privacy Act, the Federal Trade Commission Act, the General Data Protection Regulation (EU) 2016/679 on the protection of individuals with regard to the processing of personal data and on the free movement of such data and all laws implementing it (including as it was retained as domestic law in the United Kingdom following the United Kingdom’s exit from the European Union), the Illinois Biometric Information Privacy Act and any and all applicable Legal Requirements relating to breach notification in connection with Personal Information.
“Privacy Requirements” means, with respect to eLMTree or GEHI (as applicable), (a) the eLMTree Group Companies’ or GEHI Group Companies’ posted written policies with respect to Personal Information, (b) applicable Privacy Laws, and (c) applicable requirements relating to Personal Information collection, use, privacy, security or protection under any Contracts binding upon the eLMTree Group Companies or GEHI Group Companies.

“Promethean” shall have the meaning set forth in the Recitals hereto.
“Proxy Filing Date” shall have the meaning set forth in Section 7.1(a)(i).
“Proxy Statement” shall have the meaning set forth in Section 7.1(a)(i).
“Receiving Principal Party” shall have the meaning set forth in Section 6.3(a).
“Reference Date” shall mean January 1, 2020.
“Reference Price” shall mean GEHI Per Share Value.
“Registration Rights Agreement” shall have the meaning set forth in the Recitals hereto.
“Regulatory Filing Fees” shall have the meaning set forth in Section 7.3(d).
“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.
“Representatives” shall have the meaning set forth in Section 7.9(a).
“Requesting Principal Party” shall have the meaning set forth in Section 6.3(a).
“Required Approvals Condition” shall have the meaning set forth in Section 8.1(c).
“Restrictive Conditions” shall mean (a) with respect to the GEHI Group Companies, any terms and conditions (including, for avoidance of doubt, any terms and conditions required by CFIUS for Completion of the CFIUS Process and any conditions and mitigation measures imposed by U.S. Federal Trade Commission and U.S. Department of Justice or other relevant Governmental Entity under applicable Antitrust Laws) that would have a material adverse effect on the economic benefits expected by the GEHI Group Companies in connection with the Transactions, and (b) with respect to any Person, any such terms and conditions that would have a material adverse effect on the ability of that Person or its Subsidiaries or Affiliates to continue to conduct their respective businesses following the Closing substantially in the manner conducted in the 12-month period prior to the date hereof. For purpose of this definition, the Affiliates of eLMTree shall include NetDragon. For avoidance of doubt, any transfer, assignment, or joinder of the Existing Mitigation Agreement by any of the other eLMTree Parties or GEHI Group Companies shall not be a Restrictive Condition.
“Sanctioned Country” shall mean, at any time, a country or territory which is the subject or target of comprehensive Sanctions (at the time of this Agreement, the Crimea, so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine, the non-Ukrainian government-controlled areas of the Zaporizhzhia and Kherson regions of Ukraine, Cuba, Iran, North Korea, and Syria).
“Sanctioned Person” shall mean any Person that is the target of any Sanctions, including without limitation, (i) any Person listed on any Sanctions-related list of designated Persons maintained by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom (including His Majesty’s Treasury), or Switzerland; (ii) any Person that is located, organized, or resident in a Sanctioned Country; (iii) any Person otherwise subject to Sanctions; or (iv) any Person owned, directly or indirectly, or controlled by or acting for or on behalf of any such Person or Persons described in the foregoing clauses (i) – (iii).
“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom (including His Majesty’s Treasury), or Switzerland.
“SEC” shall mean the United States Securities and Exchange Commission.
“Secondary Sellers” shall have the meaning set forth in the Recitals hereto.

“Section 721” means Section 721 of the Defense Production Act of 1950, as amended, codified at 50 U.S.C. § 4565, and the regulations promulgated by CFIUS thereunder, codified at 31 C.F.R. Part 800, et seq.
“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Sky Knight” shall have the meaning set forth in the Recitals hereto.
“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), including algorithms, user interfaces, application programming interfaces, firmware, middleware, development tools, templates and menus, together with all documentation, including user manuals and training materials, related to any of the foregoing.
“Solvent” shall mean with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person’s liabilities on a consolidated basis (including contingent liabilities) is less than the sum of such Person’s assets on a consolidated basis, (b) such Person is not engaged or about to engage in a business or transaction contemplated as of the date hereof for which such Person has, on a consolidated basis, unreasonably small capital, and (c) such Person has not incurred and does not intend to incur, or reasonably believes that it will incur, debts beyond its ability to pay such debts as they become absolute and mature in the ordinary course of business. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents a reasonable estimate of the amount that would reasonably be expected to become an actual and matured liability.
“Special Meeting” shall have the meaning set forth in Section 7.1(b).
“Special Resolution” shall have the meaning given to it in the Cayman Companies Act.
“Subsidiary” shall mean, with respect to any Person, any other Person of which: (a) if a corporation, a majority of the total voting power of shares of capital stock or share capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.
“Surviving Sub” shall have the meaning set forth in Section 2.2(a).
“Tax” or “Taxes” shall mean: (a) any and all U.S. federal, state, local and non-U.S. taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts and (b) any liability in respect of any items described in clause (a) payable by reason of Contract, transferee liability, operation of law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise.
“Tax Return” shall mean any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.
“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.
“Transaction Agreements” shall mean this Agreement, the Registration Rights Agreement, the Voting Agreements, the Lock-Up Agreements, the GEHI Divestiture Agreement, the GEHI Share Purchase Agreement, the ACP Bond Purchase Agreement, the GEHI A&R MAA and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Costs” shall mean the Best Assistant Transaction Costs plus the GEHI Transaction Costs.
“Transactions” shall mean the transactions contemplated by this Agreement, including the Merger and the transactions contemplated by the other Transaction Agreements.
“Transfer Taxes” shall have the meaning set forth in Section 7.11.
“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.
“U.S. GAAP” shall mean the U.S. generally accepted accounting principles.
“Voting Agreements” shall have the meaning set forth in the Recitals hereto.
“WARN Act” shall have the meaning set forth in Section 4.12(f).
“Whistleblower Allegations Investigation” means the investigation conducted by the Ministry of Finance of the PRC with respect to the 2020 Deloitte whistleblower allegations of fraud, violations of relevant accounting standards, and other potential illegal activity related to or involving GEHI and its Subsidiaries.
ARTICLE II
THE MERGER
2.1   Pre-Closing Actions.   On the Closing Date, immediately before the Effective Time, the following actions shall take place or be effected (in the order set forth in this Section 2.1):
(a)   The GEHI Secondary Sale shall be completed.
(b)   Each holder of the GEHI Class B Shares shall have delivered a written notice to GEHI to convert its GEHI Class B Shares to GEHI Class A Shares, and such conversions shall have become effective immediately prior to the Effective Time (the “GEHI Class B Share Conversion”).
(c)   The sixth amended and restated memorandum and articles of association of GEHI in the form set forth in Exhibit D hereto (the “GEHI A&R MAA”) shall be adopted and become effective.
(d)   Simultaneously with the adoption of the GEHI A&R MAA:
(i)   all GEHI Class A Shares and GEHI Class B Shares in the authorized share capital of GEHI (including all issued and outstanding GEHI Class A Shares and GEHI Class B Shares, and all authorized but unissued GEHI Class A Shares and GEHI Class B Shares) shall be re-designated as GEHI Ordinary Shares, such that the authorized share capital of GEHI shall be US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 GEHI Ordinary Shares and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with the GEHI A&R MAA; and
(ii)   GEHI shall be renamed as “Mynd.ai, Inc.” or such other name as determined by the eLMTree Parties and provided in the GEHI A&R MAA.
2.2   The Merger.
(a)   At the Effective Time, Merger Sub will be merged with and into eLMTree upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Companies Act, whereupon Merger Sub will be struck of the register of companies in the Cayman Islands and the separate corporate existence of Merger Sub will cease and eLMTree will continue its existence as the surviving company (the “Surviving Sub”). As a result of the Merger, the Surviving Sub will become a wholly owned subsidiary of GEHI.
(b)   From and after the Effective Time, the Surviving Sub will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of eLMTree and Merger Sub, all as provided under section 236(1) of the Cayman Companies Act.
2.3    Closing.    Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, the consummation of the Transactions contemplated under this Agreement, including the Merger (the “Closing”), will occur by electronic exchange of documents and signatures on the tenth (10th) Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition), or at such other time, date and place as the Principal Parties may mutually agree in writing. The date on which the Closing actually takes place is referred to herein as the “Closing Date”.
2.4   Effective Time.
(a)   On the Closing Date, the applicable Parties shall cause the Merger to be consummated by executing and filing a plan of merger for the Merger in accordance with the relevant provisions of the Cayman Companies Act, in substantially the form of Exhibit C attached hereto (the “Plan of Merger”), with the Cayman Registrar.
(b)   The Merger shall become effective on the date the Plan of Merger is duly filed with and registered by the Cayman Registrar or on such later date as is agreed between the Principal Parties and specified in the Plan of Merger; provided that such later date shall not be a date later than the ninetieth day after the date when the Plan of Merger is filed and registered with the Cayman Registrar (such time as the Merger becomes effective being the “Effective Time”).
2.5   Effect of Merger.   At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights and privileges of eLMTree and Merger Sub shall vest in the Surviving Sub, and all debts, liabilities, obligations and duties of eLMTree and Merger Sub shall become debts, liabilities, obligations and duties of the Surviving Sub.
2.6   Governing Documents.   At the Effective Time, by virtue of the Merger, the existing memorandum and articles of association of eLMTree as in effect immediately prior to the Effective Time shall be the memorandum and articles of association of the Surviving Sub until thereafter changed or amended as provided therein or by applicable law.
2.7   Directors and Officers.
(a)   Until successors are duly elected or appointed and qualified in accordance with applicable law and the Governing Documents of GEHI, the directors and officers of GEHI from and after the Effective Time shall be appointed pursuant to Section 7.14 hereof.
(b)   Until successors are duly elected or appointed and qualified in accordance with applicable law and the Governing Documents of the Surviving Sub, the directors and officers of eLMTree immediately prior to the Effective Time shall be the directors and officers of the Surviving Sub.
ARTICLE III
TREATMENT OF SECURITIES
3.1   Treatment of Shares.    Immediately prior to the Effective Time (but conditional upon the Merger becoming effective), Best Assistant shall consummate the Best Assistant Redemption such that it is effective as of immediately prior to the Effective Time. At the Effective Time, by virtue of the Merger and without any action on the part of Best Assistant, eLMTree, GEHI, Merger Sub, any holders of eLMTree Ordinary Shares or any other Person:
(a)   Treatment of Excluded eLMTree Ordinary Shares.   All eLMTree Ordinary Shares that are owned by GEHI, eLMTree, Merger Sub or any wholly owned subsidiary of eLMTree immediately prior to the Effective Time (the “Excluded eLMTree Shares”) shall automatically be canceled and shall cease to exist, and no GEHI Ordinary Share or other consideration shall be delivered or deliverable in exchange therefor and each holder of any such Excluded eLMTree Shares shall cease to have any rights with respect thereto.
(b)   Treatment of eLMTree Shares.   Each eLMTree Ordinary Share issued and outstanding as of immediately prior to the Effective Time (including such eLMTree Ordinary Shares issued in the Best

Assistant Redemption, but excluding Dissenting Shares, which shall be treated in the manner set forth in Section 3.2, and the Excluded eLMTree Shares being cancelled pursuant to Section 3.1(a)), by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable GEHI Ordinary Shares equal to (i) the eLMTree Per Share Value, divided by (ii) the Reference Price (the “Per Share Merger Consideration”, and the aggregate amounts of consideration allocated pursuant to this Section 3.1(b), the “Merger Consideration”). All of the eLMTree Ordinary Shares converted into the right to receive the Merger Consideration shall no longer be outstanding and shall cease to exist, and each holder of such eLMTree Ordinary Shares issued and outstanding as of immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration without interest.
(c)   Treatment of Merger Sub Shares.   At the Effective Time, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Sub, which shall constitute the only issued and outstanding share capital of the Surviving Sub following the Effective Time.
3.2   Treatment of GEHI Equity Awards.
(a)   GEHI shall adopt such resolutions and take all necessary actions such that, as of no later than immediately prior to the Effective Time, with no action necessary on the part of holders or any other Person, (x) the GEHI Share Plans, and any relevant award agreements applicable to such equity plans shall be terminated with no further effect or obligation outstanding, and (y) each GEHI Option, GEHI RSU and any other GEHI Equity Award that is then outstanding and unexercised, whether or not vested or exercisable, shall be canceled in accordance with Sections 3.2(b), 3.2(c) and 3.2(d). In addition, GEHI shall use commercially reasonable efforts to obtain a written consent and release, in a form reasonably acceptable to Best Assistant, from each holder of GEHI Options under GEHI’s 2009 Share Incentive Plan that will be cancelled pursuant to Sections 3.2(b) to acknowledge such cancellation and release GEHI from any claims such holder may have arising from such cancellation. Except as disclosed on Schedule 3.2(a) of the GEHI Disclosure Letter, no further shares, options, restricted stock units or other equity-based interests in GEHI or other GEHI Equity Awards shall be granted during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time. Together with the delivery of the Financing Certificate, GEHI shall deliver to Best Assistant evidence of such termination and such executed consent and release agreements.
(b)   Each GEHI Option granted under a GEHI Share Plan that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled as of the Effective Time for no consideration, automatically and without action by the holder of such granted GEHI Option.
(c)   Each GEHI RSU granted under a GEHI Share Plan that is outstanding, vested and unexercised immediately prior to the Effective Time shall be cancelled as of the Effective Time, automatically and without action by the holder of such granted GEHI RSU, and immediately converted into the right to receive in exchange therefor such number of GEHI Ordinary Shares equal to the number of GEHI Class A Shares underlying such GEHI RSU.
(d)   Each GEHI RSU granted under a GEHI Share Plan that is outstanding and unvested immediately prior to the Effective Time shall be cancelled as of the Effective Time for no consideration, automatically and without action by the holder of such granted GEHI RSU.
(e)   From and after the Effective Time, all GEHI Equity Awards shall no longer be outstanding and shall be automatically cancelled and shall cease to exist, and each applicable holder of such GEHI Equity Awards shall cease to have any rights with respect thereto, except for the rights contained within this Section 3.2. All actions taken with respect to Section 3.2 will be in compliance with the applicable GEHI Share Plan, all award agreements, all applicable governance requirements and other definitive documentation with respect to the GEHI Equity Awards.

3.3   Dissenting Shares.
Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, including Section 3.1, eLMTree Ordinary Shares issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such eLMTree Ordinary Shares in accordance with this Section 3.3 and Section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (such eLMTree Ordinary Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenter’s rights under the Cayman Companies Act with respect to such eLMTree Ordinary Shares, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Companies Act; provided, however, that if, after the Effective Time, any Dissenting Shareholder fails to validly exercise or perfect, withdraws or loses such holder’s right to appraisal pursuant to this Section 3.3 and Section 238 of the Cayman Companies Act or if a court of competent jurisdiction shall determine that such Dissenting Shareholder is not entitled to the relief provided by Section 238 of the Cayman Companies Act, such eLMTree Ordinary Shares shall be treated as if they had been cancelled and ceased to exist and they had been converted as of the Effective Time into the right to receive the Per Share Merger Consideration, if any, to which such Dissenting Shareholder is entitled pursuant to Section 3.1, without interest thereon. Best Assistant shall provide GEHI prompt written notice of any written objections to the Merger or other demands received by eLMTree for the exercise of dissenter rights in respect of the Merger or appraisal of eLMTree Ordinary Shares according to the Cayman Companies Act, any written withdrawal of any such objection or demand and any other written demand, notice or instrument delivered to eLMTree prior to the Effective Time pursuant to the Cayman Companies Act that relates to such objection or demand, and GEHI shall be consulted with respect to all material negotiations and proceedings with respect to such objection or demands. Except with the prior written consent of GEHI, eLMTree shall not make any payment with respect to, or settle or offer to settle, any such objection or demands.
3.4   Exchange Procedures.    On the Closing Date, GEHI shall issue to each holder who is, immediately prior to the Effective Time (but after the Best Assistant Redemption), a registered holder of eLMTree Ordinary Shares (other than Dissenting Shares and the Excluded eLMTree Shares) such number of GEHI Ordinary Shares, credited as fully paid, in accordance with the terms of this Agreement.
3.5   Issuance of the Closing Number of Securities.
(a)   Notwithstanding anything in this Agreement to the contrary, no fraction of a GEHI Ordinary Share will be issued by virtue of the Merger, and the Persons who would otherwise be entitled to a fraction of a GEHI Ordinary Share (after aggregating all fractional shares of GEHI Ordinary Shares that otherwise would be received by such Person) shall receive from GEHI, in lieu of such fractional share: (i) one GEHI Ordinary Share if the aggregate amount of fractional shares of GEHI Ordinary Shares such Person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no GEHI Ordinary Share if the aggregate amount of fractional shares of GEHI Ordinary Shares such Person would otherwise be entitled to is less than 0.50.
(b)   The number of GEHI Ordinary Shares that each Person is entitled to receive as a result of the Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any share sub-division, share consolidation, share dividend or distribution (including any dividend or distribution of securities convertible into GEHI Ordinary Shares but specifically excluding the Permitted Distributions), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to GEHI Ordinary Shares occurring on or after the date hereof and prior to the applicable Closing.
3.6   GEHI Financing Certificate.   Not later than five (5) Business Days prior to the Closing Date, GEHI shall deliver to Best Assistant written certificate (the “Financing Certificate”) setting forth: (a) the estimated amount of GEHI Transaction Costs as of the Closing, which shall include the respective paid and unpaid amounts and wire transfer instructions for the payment thereof; (b) the number of GEHI Ordinary

Shares to be issued (or reserved for issuance) pursuant to each of the Interim Transaction Financings (if any), and the allocation of such GEHI Ordinary Shares; (c) the Net Cash of GEHI as of the Closing (taking into account any declared or distributed Permitted Distributions); (d) reasonable relevant supporting documentation used by GEHI in calculating such amounts; and (e) a certificate of the Chief Financial Officer of GEHI certifying that the estimates set forth in the Financing Certificate have been prepared in accordance with this Agreement and the other Transaction Agreements. Best Assistant and its Representatives shall have a reasonable opportunity to review and to discuss with GEHI and its Representatives the documentation provided pursuant to this Section 3.6 and any relevant books and records. GEHI and its Representatives shall reasonably assist Best Assistant and its Representatives in their review of the documentation and shall consider in good faith Best Assistant’s comments to the Financing Certificate, and if any adjustments are made to the Financing Certificate prior to the Closing, such adjusted Financing Certificate shall thereafter become the Financing Certificate for all purposes of this Agreement. Best Assistant shall be entitled to rely in all respects on the Financing Certificate.
3.7   Closing Calculations.   Best Assistant shall deliver to GEHI, no later than five (5) Business Days prior to the Closing Date, a schedule (the “Closing Payments Schedule”) reflecting (i) the calculation of the Merger Consideration and the allocation of the Merger Consideration among the eLMTree shareholders, including the legal name and registered address of each such eLMTree shareholder; (ii) the estimated amount of Best Assistant Transaction Costs as of the Closing, which shall include the respective paid and unpaid amounts and wire transfer instructions for the payment thereof; (iii) the eLMTree Working Capital as of the Closing (taking into account any declared or distributed Permitted Distributions); (iv) reasonable relevant supporting documentation used by Best Assistant in calculating such amounts; and (v) a certificate of the highest ranking financial officer of Best Assistant certifying that the amounts set forth in the Closing Payments Schedule have been prepared in accordance with this Agreement, the other Transaction Agreements and eLMTree’s Governing Documents. GEHI and its Representatives shall have a reasonable opportunity to review and to discuss with Best Assistant and its Representatives the documentation provided pursuant to this Section 3.7 and any relevant books and records of eLMTree and its Subsidiaries. Best Assistant and its Representatives shall reasonably assist GEHI and its Representatives in its review of the documentation and shall consider in good faith GEHI’s comments to the Closing Payments Schedule, and if any adjustments are made to the Closing Payments Schedule prior to the Closing, such adjusted Closing Payments Schedule shall thereafter become the Closing Payments Schedule for all purposes of this Agreement. The Closing Payments Schedule and the determinations contained therein shall be prepared in accordance with the applicable definitions contained in this Agreement. GEHI and Merger Sub will be entitled to rely in all respects upon the Closing Payments Schedule.
3.8   Withholding Taxes.   Notwithstanding anything in this Agreement to the contrary, GEHI, and Best Assistant, and their respective Affiliates, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Legal Requirements. If any deduction or withholding is so required in connection with any such payments (other than compensatory payments to employees of the eLMTree Group Companies), such Person shall cause the applicable withholding agent to provide written notice to the Person in respect of which such deduction and withholding is to be made of the amounts to be deducted and withheld as soon as reasonably practicable (and shall make commercially reasonable efforts to do so at least ten (10) Business Days prior to such payment). Each Party shall use reasonable efforts to (a) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Tax deductions and withholdings and shall cooperate with the other Parties in providing any information and documentation (including an Internal Revenue Service Form W-9 or applicable Internal Revenue Service Form W-8) that may be necessary to obtain such exemptions, refunds, credits or other recovery and (b) eliminate or minimize the amount of any such Tax deductions and withholdings. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Entity in accordance with applicable Legal Requirements, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
3.9   Taking of Necessary Action; Further Action.   If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Sub following the Merger with full right, title and possession to and of all assets, property, rights, privileges, powers and franchises of eLMTree and Merger Sub (as provided under section 236(1) of the Cayman

Companies Act), the officers, directors, managers and members, as applicable (or their designees), of the Parties hereto are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
3.10   Transaction Expenses.   At the Closing or promptly thereafter, GEHI shall pay or cause to be paid all Best Assistant Transaction Costs and GEHI Transaction Costs to the extent unpaid as of the Closing Date, each as set forth on the Closing Payments Schedule and the Financing Certificate, respectively. For the avoidance of doubt, to the extent that any Best Assistant Transaction Costs have been paid prior to the Closing Date, at the Closing or promptly thereafter, GEHI shall reimburse each applicable payor for the amount of such paid Best Assistant Transaction Costs, as set forth on the Closing Payments Schedule or the Financing Certificate, as applicable.
3.11   Dividend.   Notwithstanding anything to the contrary herein, at any time on or prior to the Closing, each of eLMTree and GEHI may declare or distribute cash dividends (with respect to such Person, “Permitted Distributions”) to their respective shareholders, as applicable, as of the close of business on the record date that is after the date when the eLMTree Approvals or the GEHI Shareholder Approval, as applicable, is obtained and prior to the Closing Date and determined by an authorized officer of eLMTree or GEHI, as applicable, with respect to such dividend; provided that such dividends shall not cause such Person to fail the Cash Requirement applicable to such Person at any time. GEHI covenants not to modify or revoke any Permitted Distribution declared by GEHI prior to the earlier of the Closing and termination of this Agreement pursuant to Section 9.1.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE ELMTREE PARTIES
Except as (i) set forth in the letter dated as of the date of this Agreement delivered by Best Assistant to GEHI prior to or in connection with the execution and delivery of this Agreement (the “Best Assistant Disclosure Letter”), (ii) disclosed in the filings filed or furnished with the HKSE (and publicly available) prior to the date of this Agreement (the “eLMTree Filings”) (to the extent the qualifying nature of such disclosure is readily apparent from the content of such eLMTree Filings), excluding disclosures referred to in any disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (it being acknowledged that nothing disclosed in such eLMTree Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.1 and Section 4.3) or (iii) contemplated under the eLMTree Restructuring, the Edmodo Restructuring or the Best Assistant Redemption, each eLMTree Party hereby represents and warrants to the other Parties hereto as of the date hereof and as of the Closing Date (or if a specific date is indicated in any such statement, as of such specified date) the following, provided that, any representations and warranties applicable to eLMTree shall be deemed to be made by the eLMTree Parties upon eLMTree’s execution of the Joinder (instead of the date hereof) and as of the Closing Date:
4.1    Organization and Qualification.   Each eLMTree Party (a) is an exempted company duly incorporated, validly existing and in good standing under the applicable Legal Requirements of the Cayman Islands and (b) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except, in the case of clause (b), as would not be expected to be material to the eLMTree Group Companies, taken as a whole. eLMTree is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of the eLMTree Parties as currently in effect, have been made available to GEHI. Each eLMTree Party is not in violation of any of the provisions of its Governing Documents in any material respect.
4.2   eLMTree Subsidiaries.
(a)   As of the completion of the eLMTree Restructuring and as of the Closing Date, all eLMTree Group Companies, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 4.2(a) of the Best Assistant Disclosure Letter (the eLMTree Group Companies other than eLMTree, the “eLMTree Subsidiaries”). Except as otherwise disclosed on Schedule 4.2(a) of the

Best Assistant Disclosure Letter, as of the completion of the eLMTree Restructuring and as of the Closing Date, eLMTree owns, directly or indirectly, all of the outstanding equity securities of the eLMTree Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the eLMTree Subsidiaries, eLMTree does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.
(b)   Each eLMTree Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted in all material respects. Each eLMTree Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each eLMTree Subsidiary, as amended and currently in effect, have been made available to GEHI. No eLMTree Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.
(c)   All issued and outstanding shares of capital stock, limited liability company interests and equity interests of each eLMTree Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, except as contemplated under this Agreement, and (iii) have been offered, sold and issued in compliance with applicable Legal Requirements and the applicable eLMTree Subsidiary’s respective Governing Documents.
(d)   Except as contemplated under this Agreement, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any eLMTree Subsidiary is a party or by which it is bound obligating such eLMTree Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such eLMTree Subsidiary or obligating such eLMTree Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.
4.3   Capitalization of eLMTree.
(a)   As of the date of the Joinder, all issued and outstanding share capital of eLMTree is held by Best Assistant in the form of eLMTree Ordinary Shares. As of the Closing Date, all authorized and outstanding share capital of eLMTree will be in the form of eLMTree Ordinary Shares, and, except for the eLMTree Ordinary Shares, there is no option, warrant and other equity securities outstanding immediately prior to the Closing convertible into or exercisable or exchangeable for eLMTree Ordinary Share.
(b)   Except as contemplated under this Agreement (including the Best Assistant Redemption and eLMTree Restructuring) or as disclosed on Schedule 4.3(b) of the Best Assistant Disclosure Letter, (i)  no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of eLMTree or any of its Subsidiaries is authorized or outstanding, and (ii) there is no commitment by eLMTree or its Subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of eLMTree or its Subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any eLMTree Ordinary Shares.
(c)   All issued and outstanding eLMTree Ordinary Shares are, and all eLMTree Ordinary Shares which may be issued in connection with the Best Assistant Redemption, when issued, will be, (i) duly authorized, validly issued, fully paid and non-assessable and (ii) not subject to any preemptive rights created by the Cayman Companies Act, eLMTree Governing Documents or any agreement to which eLMTree is a party. All issued and outstanding eLMTree Ordinary Shares were issued in compliance with applicable Legal Requirements.
(d)   No outstanding eLMTree Ordinary Shares are subject to vesting or forfeiture rights or repurchase by an eLMTree Group Company, except as provided for under the Cayman Companies Act subject to the provisions thereunder. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any eLMTree Group Company.
(e)   All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of eLMTree were undertaken in compliance with the eLMTree Governing Documents then in effect, any agreement to which eLMTree then was a party and in compliance with applicable Legal Requirements.
(f)   Except as set forth in eLMTree’s Governing Documents in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other similar agreements or understandings, to which any eLMTree Group Company is a party or by which any eLMTree Group Company is bound with respect to any ownership interests of the applicable eLMTree Group Company.
(g)   Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any eLMTree Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any eLMTree Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).
(h)   Except as disclosed on Schedule 4.3(h) of the Best Assistant Disclosure Letter or otherwise disclosed or reflected in the most recent balance sheet included in the eLMTree Unaudited Financial Statements, no eLMTree Group Company has any Indebtedness, and no eLMTree Group Company has availed itself of any loan, grant or other payment from any Governmental Entity in connection with COVID-19, including any loans under the CARES Act or the Paycheck Protection Program.
4.4   Authority Relative to this Agreement.   Subject to the receipt of the PN15 Approval, the NetDragon Shareholder Approval and the eLMTree Approvals, each eLMTree Party has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that such eLMTree Party has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out such eLMTree Party’s obligations hereunder and thereunder and to consummate the applicable Transactions (including the Merger). The execution and delivery by each eLMTree Party of this Agreement and the other Transaction Agreements to which it is a party and, following the receipt of the NetDragon Shareholder Approval, the consummation by such eLMTree Party of the applicable Transactions (including the Merger) have been or will be duly and validly authorized by all requisite action on the part of such eLMTree Party, and no other proceedings on the part of such eLMTree Party are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the applicable Transactions. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by each eLMTree Party and, assuming the due authorization, execution and delivery hereof and thereof by the other Parties, constitute the legal and binding obligations of such eLMTree Party, enforceable against such eLMTree Party in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

4.5   No Conflict; Required Filings and Consents.
(a)   Assuming receipt of the PN15 Approval, the NetDragon Shareholder Approval and the eLMTree Approvals, neither the execution, delivery nor performance by any eLMTree Party of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, will: (i) conflict with or violate such eLMTree Party’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 4.5(b) are duly and timely obtained or made, conflict with or violate any Legal Requirements applicable to such eLMTree Party; (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair such eLMTree Party’s or any eLMTree Group Company’ rights or, in a manner adverse to any of the eLMTree Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration (including any forced repurchase) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of any of the eLMTree Group Companies pursuant to, any eLMTree Material Contracts, except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole.
(b)   The execution and delivery by each eLMTree Party of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Plan of Merger in accordance with the Cayman Companies Act; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate securities law related documents received from or filed with the relevant authorities of other jurisdictions in which any eLMTree Group Company is licensed or qualified to do business; (iii) the submission by NetDragon of the PN15 Application to the HKSE and the receipt of the PN15 Approval from the HKSE, the receipt of the HKSE Clearance and ongoing compliance with the applicable requirements of the HKSE; (iv) the filing of any notifications required under the HSR Act and the expiration or early termination of the required waiting periods under the HSR Act; (v) the filing of the Joint Notice with CFIUS and the Completion of CFIUS Process; (vi) filings in connection with the formation of eLMTree; (vii) the consents, approvals, authorizations and permits described on Schedule 4.5(b) of the Best Assistant Disclosure Letter; and (viii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of such eLMTree Party to perform its obligations under this Agreement or the other Transaction Agreements.
4.6   Compliance; Approvals.
(a)   Each of the eLMTree Group Companies has since the Reference Date complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the eLMTree Group Companies, taken as a whole. No written or, to the Knowledge of Best Assistant, oral notice, of non-compliance with any applicable Legal Requirements has been received by any of the eLMTree Group Companies since the Reference Date. Each eLMTree Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects. Each Approval held by the eLMTree Group Companies is valid, binding and in full force and effect in all material respects. None of the eLMTree Group Companies (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval, or (ii) has received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole.

(b)   To the Knowledge of Best Assistant, each shareholder of the eLMTree Parties who is to receive Merger Consideration is (i) an “accredited investor” as defined in Rules 215 and 501(a) of the Securities Act, (ii) a “qualified institutional buyer” as defined in Rule 144A of the Securities Act or (iii) receiving the Merger Consideration in a transaction compliant with Regulation S and/or Regulation D.
4.7   Financial Statements.
(a)   Best Assistant has made available to GEHI true and complete copies of the unaudited combined balance sheets of the eLMTree Operations as of December 31, 2022, 2021 and 2020, and the related combined statements of income (loss), and cash flows of the eLMTree Operations for the fiscal years then ended (collectively, the “eLMTree Unaudited Financial Statements”). The eLMTree Unaudited Financial Statements: (i) were prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved, subject to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the eLMTree Group Companies, taken as a whole) and the absence of footnotes; (ii) were prepared from the books and records of the eLMTree Group Companies; (iii) were prepared in good faith based upon reasonable assumptions made by Best Assistant on a basis consistent with the basis employed in such books and records for the relevant periods; and (iv) will not result in a material adverse deviation from the financial position of the eLMTree Group Companies to be reflected in the audited combined balance sheets of the eLMTree Operations as of December 31, 2022, 2021 and 2020, and the related combined statements of income (loss), changes in shareholders’ equity and cash flows of the eLMTree Operations for the fiscal years then ended (collectively, the “eLMTree Audited Financial Statements”).
(b)   The eLMTree Group Companies have established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the applicable Accounting Principles, (ii) that transactions, receipts and expenditures of the eLMTree Group Companies are being executed and made only in accordance with appropriate authorizations of management of eLMTree, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with the applicable Accounting Principles and to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the eLMTree Group Companies and (v) that accounts, notes and other receivables are recorded accurately. To Best Assistant’s Knowledge, (x) there is no “material weakness” in the internal controls over financial reporting of the eLMTree Group Companies, (y) there is no fraud, whether or not material, that involves eLMTree’s management or other employees or Affiliates who have a significant role in the preparation of financial statements or the internal accounting controls utilized by eLMTree, and (z) there is no claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter.
(c)   There are no outstanding loans or other extensions of credit made by the eLMTree Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of an eLMTree Group Company.
4.8   No Undisclosed Liabilities.   The eLMTree Group Companies have no Liabilities of a type required to be reflected or reserved for on a balance sheet in accordance with the applicable Accounting Principles, other than Liabilities: (a) set forth in or reserved against or otherwise reflected in the most recent balance sheet included in the eLMTree Unaudited Financial Statements or in the notes thereto; (b) arising in the ordinary course of eLMTree’s business since the date of the most recent balance sheet included in the eLMTree Unaudited Financial Statements and are not material in amount; (c) incurred in connection with the Transactions; and (d) that are not, or would not reasonably be expected to be, individually or in the aggregate, material to the eLMTree Group Companies taken as a whole. Other than disclosed in Schedule 4.8 of the Best Assistant Disclosure Letter, no eLMTree Group Company has any secured creditors holding a security interest.
4.9   Absence of Certain Changes or Events.   Except as contemplated by this Agreement or as disclosed on Schedule 4.9 of the Best Assistant Disclosure Letter, since December 31, 2022 through the date of this Agreement, each of the eLMTree Group Companies has conducted its business in the ordinary course of business and there has not been: (a) any eLMTree Material Adverse Effect; or (b) any action taken or agreed upon by any of the eLMTree Group Companies that would be prohibited by Sections 6.1(c), 6.1(l), and 6.1(o) (and to the extent related to the foregoing clauses, Section 6.1(q)), if such action were taken on or after the date hereof without the consent of GEHI.
4.10   Litigation.   Except as disclosed on Schedule 4.10 of the Best Assistant Disclosure Letter or otherwise would not, individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole, there is: (a) no pending Legal Proceeding or, to the Knowledge of Best Assistant, threatened Legal Proceeding in writing, or to the Knowledge of Best Assistant, any investigation, against any eLMTree Group Company or any of its properties or assets, or any of the directors, managers or officers of any eLMTree Group Company with regard to their actions as such; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of Best Assistant, threatened audit, examination or investigation by any Governmental Entity against any eLMTree Group Company or any of its properties or assets, or any of the directors, managers or officers of any eLMTree Group Company with regard to their actions as such and, to the Knowledge of Best Assistant, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending Legal Proceeding or, to the Knowledge of Best Assistant, threatened Legal Proceeding in writing or, to the Knowledge of Best Assistant, investigation, by any eLMTree Group Company against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any eLMTree Group Company; and (e) no Order imposed or, to the Knowledge of Best Assistant, threatened in writing to be imposed upon any eLMTree Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any eLMTree Group Company with regard to their actions as such.
4.11   Employee Benefit Plans.
(a)   Schedule 4.11(a) of the Best Assistant Disclosure Letter sets forth a true, correct and complete list of each material eLMTree Employee Benefit Plan, including any eLMTree Employee Benefit Plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan. With respect to each material eLMTree Employee Benefit Plan, Best Assistant has made available to GEHI true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the current plan document and, to the extent available, the summary plan description; (ii) the most recent audited financial statement; (iii) all material filings and correspondence with any Governmental Entity; (iv) all related material insurance contracts which implement each such material eLMTree Employee Benefit Plan and (v) any documents with respect to any material eLMTree Employee Benefit Plan that are required to be prepared or filed under the applicable Legal Requirements of a non-U.S. jurisdiction. The eLMTree Group Companies have, to the extent permitted by applicable Legal Requirements, provided GEHI with a copy of any employment agreement or offer letter with a current employee with annual base cash compensation in excess of $350,000.
(b)   Each eLMTree Employee Benefit Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of all applicable Legal Requirements. No non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any eLMTree Employee Benefit Plan.
(c)   Each eLMTree Employee Benefit Plan intended to qualify under Section 401 of the Code does so qualify, and any trusts intended to be exempt from federal income taxation under the provisions of Section 501(a) of the Code are so exempt. To the Knowledge of Best Assistant, nothing has occurred with respect to the operation of any eLMTree Employee Benefit Plan that would reasonably be expected to cause the denial or loss of such qualification or exemption.
(d)   No eLMTree Group Company or any of its respective ERISA Affiliates has at any time in the six (6) years immediately preceding the date hereof sponsored, participated in, contributed to or been obligated to contribute to, or had any liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of

ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(e)   None of the eLMTree Employee Benefit Plans provides for, and the eLMTree Group Companies have no liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.
(f)   With respect to any eLMTree Employee Benefit Plan, no material actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending, or, to the Knowledge of Best Assistant, threatened in writing against any eLMTree Employee Benefit Plan, any trust related thereto or against any fiduciary thereof with respect thereto. No event has occurred, and to the Knowledge of Best Assistant, no condition exists that would, by reason of eLMTree’s affiliation with any of its ERISA Affiliates, subject eLMTree to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Legal Requirements.
(g)   All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the eLMTree Employee Benefit Plans have been timely made or accrued in accordance with applicable Accounting Principles in all material respects.
(h)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of eLMTree or eLMTree Subsidiaries or under any eLMTree Employee Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of eLMTree or eLMTree Subsidiaries or under any eLMTree Employee Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of eLMTree or eLMTree Subsidiaries or under any eLMTree Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any eLMTree Employee Benefit Plan.
(i)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.
(j)   eLMTree maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.
(k)   To the Knowledge of Best Assistant, each eLMTree Employee Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects.
(l)   With respect to each eLMTree Employee Benefit Plan subject to the Legal Requirements of any jurisdiction outside the United States (each, an “eLMTree Foreign Plan”), (i) each such eLMTree Foreign Plan is in material compliance with the applicable Legal Requirements, (ii) there are no material pending investigations by any Governmental Entity involving such eLMTree Foreign Plan, and no material pending claims (except for claims for benefits payable in the normal operation of such eLMTree Foreign Plan), suits or proceedings against such eLMTree Foreign Plan or asserting any rights or claims to benefits under such eLMTree Foreign Plan, (iii) except as would not result in material Liability to the eLMTree Group Companies, all employer contributions to each such eLMTree Foreign Plan required by applicable Legal Requirements or by the terms of such eLMTree Foreign Plan have been made; (iv) each such eLMTree Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; (v) each such eLMTree Foreign Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing basis (determined using reasonable actuarial assumptions) in compliance with all applicable Legal Requirements, in each of the foregoing cases except as would not be material to the eLMTree Group Companies taken as a whole; and (vi) the consummation of the

Transactions contemplated by this Agreement will not by itself be reasonably expected to create or otherwise result in any material liability with respect to such eLMTree Foreign Plan.
4.12   Labor Matters.
(a)   Except as disclosed on Schedule 4.12(a) of the Best Assistant Disclosure Letter, no eLMTree Group Company is a party to or bound by any labor agreement, collective bargaining agreement, works council agreement or other labor Contract applicable to current or former employees of any eLMTree Group Company. Except as disclosed on Schedule 4.12(a) of the Best Assistant Disclosure Letter, no employees of the eLMTree Group Companies are represented by any labor union, labor organization, or works council with respect to their employment with the eLMTree Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Best Assistant, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of Best Assistant, threatened since the Reference Date. Since the Reference Date, there have been no labor organizing activities involving any eLMTree Group Company or with respect to any employees of the eLMTree Group Companies or, to the Knowledge of Best Assistant, threatened in writing by any labor organization, work council or group of employees.
(b)   Since the Reference Date, except as disclosed on Schedule 4.12(b) of the Best Assistant Disclosure Letter, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of Best Assistant, threatened in writing against or affecting the eLMTree Group Companies involving any employee or former employee of, or other individual who provided services to, any eLMTree Group Company.
(c)   To the Knowledge of Best Assistant, except as disclosed on Schedule 4.12(c) of the Best Assistant Disclosure Letter, no officer of any eLMTree Group Company has given written notice to any eLMTree Group Company of any intent to terminate his or her employment with such eLMTree Group Company in connection with the consummation of the Transactions. The eLMTree Group Companies are in compliance and, to the Knowledge of Best Assistant, each of their employees and consultants are in compliance, with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any eLMTree Group Company and such individuals, in each case except as would not be material to the eLMTree Group Companies taken as a whole.
(d)   The Transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the eLMTree Group Companies, except for where the failure to obtain such consent to make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, an eLMTree Material Adverse Effect.
(e)   To the Knowledge of Best Assistant, no written notice or written complaint from or on behalf of any current or former employee of, or other individual who provided services to, any eLMTree Group Company has been received by any eLMTree Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer or director of any eLMTree Group Company.
(f)   Except as disclosed on Schedule 4.12(f) of the Best Assistant Disclosure Letter, since the Reference Date, there have been no material complaints, charges, investigations, claims or other Legal Proceedings against the eLMTree Group Companies filed or pending or, to the Knowledge of Best Assistant, threatened that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any eLMTree Group Company. Since the Reference Date, no eLMTree Group Company has received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any eLMTree Group Company. Each eLMTree Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including all laws respecting terms and conditions of employment, wages and hours, the Worker Adjustment and Retraining Notification Act, and any similar foreign, state or local “mass layoff” or “plant closing” laws (collectively, the “WARN Act”), collective bargaining, immigration and work eligibility, benefits, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, workers’ compensation and COVID-19 protocols, guidance and regulations.
(g)   There has been no “mass layoff”, “plant closing” or other similar event under the WARN Act with respect to any eLMTree Group Company since the Reference Date, and the Transactions contemplated herein will not prior to or through the Closing result in a “mass layoff” or “plant closing” or other similar event under the WARN Act. None of the eLMTree Group Companies has implemented any layoffs or furloughs due to COVID-19.
(h)   No eLMTree Group Company is liable for any arrears of wages or penalties with respect thereto, except in each case as would not be material to the eLMTree Group Companies taken as a whole. All amounts that the eLMTree Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been withheld and paid, and the eLMTree Group Companies do not have any outstanding obligations to make any such withholding or payment, other than (i) with respect to an open payroll period or (ii) as would not result in material liability to the eLMTree Group Companies, taken as whole.
(i)   Except as would not result in material liability to any eLMTree Group Company, each Person who has provided or is providing services to any eLMTree Group Company in the United States and has been classified as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any eLMTree Employee Benefit Plan. None of the eLMTree Group Companies has any material liability or obligation under any applicable Legal Requirement or eLMTree Employee Benefit Plan arising out of improperly classifying such Person as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, and no such Person is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future).
(j)   All current employees of the eLMTree Group Companies primarily employed in the United States are employed “at will.”
4.13   Real Property; Tangible Property.
(a)   No eLMTree Group Company currently owns any real property or has in the past three years owned any real property.
(b)   Each eLMTree Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “eLMTree Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any eLMTree Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “eLMTree Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Best Assistant has made available to GEHI true, correct and complete copies of all Material eLMTree Real Property Leases (as defined below). No eLMTree Group Company is in breach of or default under any eLMTree Real Property Lease, and, to the Knowledge of Best Assistant, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such breaches or defaults as would not individually or in the aggregate reasonably be expected to be material to the eLMTree Group Companies taken as a whole. The eLMTree Leased Properties are suitable to allow the businesses of the eLMTree Group Companies to be operated as currently conducted in all material respects. To the Knowledge of Best Assistant, (i) there are no pending condemnation proceedings with respect to any of the eLMTree Leased Properties, and (ii) the current use of the eLMTree Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No eLMTree Group Company has received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any eLMTree Group Company under any of the eLMTree Real Property Leases and, to the Knowledge of Best Assistant, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the eLMTree Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of Best Assistant, no party to any eLMTree Real Property Lease has exercised any termination rights with respect thereto. Schedule 4.13(b) of the Best Assistant Disclosure Letter contains a true and correct list of all Material eLMTree Real Property Leases. No Person other than the eLMTree Group Companies has the right to use the eLMTree Leased Properties, except as subleased by the respective eLMTree Group Company to a sub-lessee.
(c)   Each eLMTree Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any eLMTree Real Property Lease; and (iii) the Liens specifically identified on the Schedule 4.13(c) of the Best Assistant Disclosure Letter. The tangible assets of the eLMTree Group Companies: (A) constitute all of the tangible assets that are currently being used for the operation of the businesses of the eLMTree Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the eLMTree Group Companies as currently conducted; and (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put, in each case, in all material respects.
4.14   Taxes.
(a)   All income and other material Tax Returns required to be filed by or on behalf of each eLMTree Group Company have been duly and timely filed with the appropriate Governmental Entity (taking into account all ordinary course extensions of time to file Tax Returns) and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each eLMTree Group Company (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with applicable Accounting Principles.
(b)   Each of the eLMTree Group Companies has complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity.
(c)   No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to Best Assistant’s Knowledge is there any) against any eLMTree Group Company which has not been paid or resolved.
(d)   Except as disclosed in Schedule 4.14(d) of the Best Assistant Disclosure Letter, no material Tax audit or other examination of any eLMTree Group Company by any Governmental Entity is presently in progress, nor has any eLMTree Group Company been notified in writing of any (nor to Best Assistant’s Knowledge is there any) request or threat for such an audit or other examination.
(e)   There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the eLMTree Group Companies.
(f)   Each eLMTree Group Company has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the eLMTree Unaudited Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the eLMTree Group Companies in the ordinary course of business.

(g)   No eLMTree Group Company: (i) has any liability for the Taxes of another Person (other than any eLMTree Group Company or their predecessors) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (iii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state, local, or non-U.S. income Tax purposes, other than a group whose members are all eLMTree Group Companies (or their predecessors).
(h)   No eLMTree Group Company: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code for a taxable period for which the applicable statute of limitations remains open.
(i)   To the Knowledge of Best Assistant, no eLMTree Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file a material income Tax Return and does not file such a Tax Return.
(j)   No eLMTree Group Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(k)   No eLMTree Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the eLMTree Unaudited Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the eLMTree Unaudited Financial Statements; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local Legal Requirements); (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements or (vi) a “domestic use election” under Section 1503(d) of the Code or a “gain recognition agreement” under Treasury Regulations Section 1.367(a)-8.
(l)   No eLMTree Group Company has been or will be required to include any amount in income after the Closing by reason of Section 965(a) of the Code, or has made an election described in Section 965(h) of the Code.
(m)   No claim has been made in writing (nor to Best Assistant’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which any eLMTree Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.
(n)   To the Knowledge of Best Assistant, other than the United Kingdom Stamp Duty Reserve Tax, the eLMTree Restructuring will not cause any material adverse Tax effect to GEHI or any eLMTree Group Company.
(o)   eLMTree is, and has been from the date of its formation, treated as a corporation for U.S. federal income tax purposes.

4.15   Brokers; Third Party Expenses.   Except as disclosed in Schedule 4.15 of the Best Assistant Disclosure Letter, the eLMTree Group Companies do not have any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any eLMTree Group Company.
4.16   Intellectual Property; Privacy.
(a)   Schedule 4.16(a) of the Best Assistant Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all patented, registered or applied-for Intellectual Property that is owned by or filed, patented or registered in the name of, any eLMTree Group Company (collectively, the “eLMTree Registered IP”) and all material proprietary Software owned by any eLMTree Group Company (“eLMTree Code”). (i) The eLMTree Group Companies solely and exclusively own all right, title, and interest in and to all material items of Intellectual Property set forth or required to be set forth in Schedule 4.16(a) of the Best Assistant Disclosure Letter pursuant to the first sentence of this Section 4.16(a) free and clear of all Liens (other than Permitted Liens); and (ii) the eLMTree Group Companies have valid and enforceable rights to use all material Intellectual Property that is owned, used or held for use by the eLMTree Group Companies or necessary to conduct the businesses of the eLMTree Group Companies as currently conducted.
(b)   In the past three (3) years, (i) the eLMTree Group Companies have not infringed, diluted, misappropriated, or otherwise violated, and the current conduct of their businesses does not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any third party in any material respect; (ii) to the Knowledge of Best Assistant, no eLMTree Owned IP has been infringed, diluted, misappropriated or otherwise violated, or is being infringed, diluted, misappropriated or otherwise violated by any third party; and (iii) no such claims have been made in writing by any of the eLMTree Group Companies.
(c)   (i) None of the eLMTree Owned IP is subject to any outstanding settlement or order; (ii) all eLMTree Owned IP is subsisting, and to the Knowledge of Best Assistant, all eLMTree Registered IP that is registered is valid and enforceable; and (iii) no eLMTree Group Company is a party to any Legal Proceeding or received in the three (3) years prior to the date hereof, any demand or notice in writing, and to the Knowledge of Best Assistant, no Legal Proceeding is threatened in writing (including “cease and desist” letters and offers or requests to take a license) against any of them, in each case, (x) alleging the eLMTree Group Companies are infringing, misappropriating or otherwise violating any Intellectual Property of any third party; or (y) contesting the use, ownership, validity or enforceability of any eLMTree Owned IP.
(d)   In the past three (3) years, (i) the eLMTree Group Companies have taken commercially reasonable steps to protect and maintain (including protecting the confidentiality of) the Personal Information and material Trade Secrets in the possession or under the control of any eLMTree Group Company (“eLMTree Data”) and the integrity, continuous operation and security of the eLMTree IT Systems; and (ii) to the Knowledge of Best Assistant, there have been no material breaches, outages or intrusions of any eLMTree IT System, nor any loss, compromise or damage of, breach of security with respect to, or unauthorized access to any eLMTree Data.
(e)   Except as would not reasonably be expected to have, individually or in the aggregate, an eLMTree Material Adverse Effect, the eLMTree Group Companies maintain commercially reasonable disaster recovery plans, procedures and facilities sufficient for their businesses.
(f)   Except as would not, individually or in the aggregate, be material to the eLMTree Group Companies, (i) other than in connection with the Edmodo Restructuring, none of the eLMTree Group Companies, nor any other Person acting on their behalf, has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code for any eLMTree Code, other than disclosures to employees and contractors involved in the development of products or services of the eLMTree Group Companies subject to confidentiality obligations to the eLMTree Group Companies with respect to such source code; and (ii) neither the execution of this Agreement or any other Transaction Agreements nor the consummation of any of the Transactions will result in any requirement that the eLMTree Group Companies deliver, license or disclose the source code of any eLMTree Code to any Person (other than a GEHI Group Company). To the Knowledge of Best Assistant, the eLMTree Code does not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could materially disrupt or materially and adversely affect the functionality of the eLMTree Code.
(g)   Except as would not, individually or in the aggregate, be material to the eLMTree Group Companies, none of the eLMTree Group Companies has incorporated any Open Source Software in, or used any Open Source Software in connection with, any eLMTree Code in a manner that (i) requires the disclosure or distribution of any eLMTree Code in source code form, (ii) requires the licensing thereof for the purpose of making derivative works, or (iii) imposes any restriction on the consideration to be charged for the licensing or distribution thereof. The eLMTree Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the eLMTree Group Companies.
(h)   To the Knowledge of Best Assistant, except as would not, individually or in the aggregate, be material to the eLMTree Group Companies, the execution and delivery of this Agreement by the eLMTree Group Companies and the consummation of the Transactions will not: (i) result in or require the grant, assignment or transfer to any other Person (other than the GEHI Group Companies) of any license or other right or interest under, to or in any eLMTree Owned IP or (ii) cause a loss or impairment of any eLMTree Owned IP or Intellectual Property used by the eLMTree Group Companies pursuant to an inbound license.(i) The eLMTree Group Companies are, and since the Reference Date have been, in compliance in all material respects with all eLMTree Privacy Requirements and have since the Reference Date, as applicable, established and maintained policies and procedures relating to Personal Information that comply in all material respects with all applicable Privacy Laws; (ii) the eLMTree IT Systems are functional, operate in a reasonable manner, and in sufficiently good working condition to effectively perform the expected function, operation, and purposes; and (iii) since the later of such Person’s establishment date and December 31, 2020, (x) no demands or notices in writing will have been received by, and no Legal Proceedings have been made (or, to the Knowledge of Best Assistant, threatened in writing) against, any eLMTree Group Company alleging a violation of any of the eLMTree Privacy Requirements, and (y) none of the eLMTree Group Companies has been subject to any Legal Proceedings or, to the Knowledge of Best Assistant, investigations with regard to violation of any of the eLMTree Privacy Requirements.
(i)   (i) The eLMTree Group Companies solely and exclusively own all right, title, and interest in and to all material Intellectual Property created or developed by, for, or under the direction or supervision of any eLMTree Group Company, including any material eLMTree Owned IP; (ii) each current and former employee, consultant, and contractor of an eLMTree Group Company who has been or is involved in the creation or development of any such material Intellectual Property has assigned to an eLMTree Group Company all such material Intellectual Property created or developed by such Person within the scope of such Person’s duties to that eLMTree Group Company (to the extent that such right, title and interest did not or do not vest initially in any eLMTree Group Company by operation of law), as applicable; and (iii) to the Knowledge of Best Assistant, no current or former employee, consultant, or contractor of any eLMTree Group Company has been or is in breach of any such agreement relating to the assignment of such material Intellectual Property.
4.17   Agreements, Contracts and Commitments.
(a)   Schedule 4.17(a) of the Best Assistant Disclosure Letter sets forth a true, correct and complete list of each eLMTree Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “eLMTree Material Contract” of the eLMTree Group Companies shall mean each of the following Contracts to which an eLMTree Group Company is a party as of the date hereof:
(i)   any Contract or purchase commitment reasonably expected to result in future payments to or by any eLMTree Group Company in excess of $10,000,000 per annum;
(ii)   (x) any Contract with the top 10 customers of the eLMTree Group Companies (the “eLMTree Material Customers”) as determined by revenue and (y) top 10 suppliers and distributors of the eLMTree Group Companies by amounts payables (the “eLMTree Material Suppliers”) (all, other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business or with professional advisors), in each case during the 12-month period ended on December 31, 2022;
(iii)   any Contract that purports to limit in any material respect (A) the localities in which the eLMTree Group Companies’ businesses may be conducted, (B) any eLMTree Group Company from engaging in any line of business or (C) any eLMTree Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the eLMTree Group Companies from soliciting customers or employees;
(iv)   any Contract that is related to the governance or operation of any joint venture or partnership that has involved a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party, other than such Contract solely between or among any of the eLMTree Group Companies;
(v)   any Contract for or relating to any borrowing of money by or from any of the eLMTree Group Companies in excess of $10,000,000, including the eLMTree Existing Credit Agreement (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among any of the eLMTree Group Companies);
(vi)   any Contract (other than those made in the ordinary course of business): (A) providing for the grant of any rights of refusal, rights of first negotiation, most-favored-nation or similar rights to purchase or lease any asset of the eLMTree Group Companies; or (B) providing for any exclusive rights, rights of refusal, rights of first negotiation, most-favored-nation or similar rights to sell or distribute any product or service of any of the eLMTree Group Companies;
(vii)   any obligation to register any eLMTree Ordinary Shares or other securities of the eLMTree Group Companies with any Governmental Entity (other than ordinary course requirements of foreign applicable Legal Requirements related to the recording with an applicable Governmental Entity of the ownership of non-U.S. eLMTree Group Companies);
(viii)   any Contracts relating to the sale of any operating business of any eLMTree Group Company or the acquisition by any eLMTree Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, in each case involving consideration therefor in an amount in excess of $5,000,000 and for which any eLMTree Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);
(ix)   any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;
(x)   any Contract for the use by any of the eLMTree Group Companies of any tangible property where the annual lease payments are greater than $5,000,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business) (the “Material eLMTree Real Property Leases”);
(xi)   any Contract under which an eLMTree Group Company: (A) is granted a license, option or covenant not to sue under any Intellectual Property from any third party, other than Incidental Inbound Licenses or licenses for Open Source Software; or (B) grants a license, option or covenant not to sue to or under any eLMTree Owned IP to any third party, other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business;
(xii)   any Contract involving any resolution or settlement of any actual or threatened Legal Proceeding that is material to the eLMTree Group Companies or their businesses or that imposes material non-monetary obligations on an eLMTree Group Company;

(xiii)   any Contract relating to the development of material Intellectual Property by, with or for the eLMTree Group Companies (other than Contracts entered into with employees and independent contractors in the ordinary course of business); and
(xiv)   any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons.
(b)   Each eLMTree Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable eLMTree Group Company party thereto and, to the Knowledge of Best Assistant, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the applicable eLMTree Group Company nor, to the Knowledge of Best Assistant, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would reasonably be expected to become a material breach of or default under, any eLMTree Material Contract, and no party to any eLMTree Material Contract has given any written notice of any claim of any such breach, default or event. True, correct and complete copies of all eLMTree Material Contracts have been made available to GEHI.
4.18   Insurance.   Each of the eLMTree Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “eLMTree Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the eLMTree Insurance Policies are in full force and effect. The coverages provided by such eLMTree Insurance Policies are usual and customary in amount and scope for the eLMTree Group Companies’ business and operations as currently conducted, and sufficient to comply with any insurance required to be maintained by eLMTree Material Contracts. No written notice of cancellation or termination has been received by any eLMTree Group Company with respect to any of the effective eLMTree Insurance Policies. There is no pending material claim by any eLMTree Group Company against any insurance carrier under any of the existing eLMTree Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).
4.19   Interested Party Transactions.   (a) No officer or director of eLMTree or any of their respective immediate family members, or to the Knowledge of Best Assistant, any employee, officer, director or manager of the eLMTree Group Companies or any of their respective immediate family members, is indebted to the eLMTree Group Companies for borrowed money, nor are any of the eLMTree Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of Best Assistant, no officer, director, employee, manager or holder of equity or derivative securities of the eLMTree Group Companies (each, an “eLMTree Insider”) or any member of an eLMTree Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any eLMTree Material Contract with any of the eLMTree Group Companies, in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with any of the eLMTree Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; (iv) related to any such Person’s ownership of eLMTree Ordinary Shares or other securities of the eLMTree Group Companies or such Person’s employment or consulting arrangements with the eLMTree Group Companies; or (v) conducted on an arm’s-length basis.
4.20   Information Supplied.   The information relating to the eLMTree Group Companies to be supplied by or on behalf of Best Assistant for inclusion or incorporation by reference in the Proxy Statement will not, on the date of filing thereof or the date that it is first mailed to the GEHI shareholders, as applicable, or at the time of the Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by Best Assistant with respect to the information that has been or will be supplied by GEHI or any of its Representatives for inclusion in the Proxy Statement or any projections or forecasts included therein.

4.21   Anti-Bribery; Anti-Corruption.
(a)   Since the Reference Date, none of the eLMTree Group Companies or, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective directors, officers or employees has, in connection with the operation of the business of the eLMTree Group Companies, directly or indirectly: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) violated, conspired to violate or aided and abetted the violation of any anti-money laundering or any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq., the United Kingdom Bribery Act 2010 or any other applicable anti-corruption or anti-bribery Legal Requirements (the “Anti-Corruption Laws”).
(b)   None of the eLMTree Group Companies or any of the eLMTree Group Companies’ respective directors, officers or, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective employees (i) is or has been the subject of an undisclosed claim or allegation relating to (A) any potential violation of the Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law. The eLMTree Group Companies have established and maintain a system or systems of internal controls reasonably designed to (x) ensure compliance with the Anti-Corruption Laws and (y) prevent and detect violations of the Anti-Corruption Laws.
4.22   International Trade; Sanctions.
(a)   Since the Reference Date, the eLMTree Group Companies, the eLMTree Group Companies’ respective directors, officers and, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective employees or any other Persons acting on their behalf, in connection with the operation of the business of the eLMTree Group Companies, and in each case in all material respects: (a) have been in compliance with all applicable Customs & International Trade Laws; (b) have obtained all necessary Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of Best Assistant, threatened claims or requests for information by a Governmental Entity regarding, and have not made any disclosures to any Governmental Entity with respect to, their compliance with any applicable Customs & International Trade Laws. The eLMTree Group Companies have in place controls and systems reasonably designed to promote compliance with applicable Customs & International Trade Laws.
(b)   None of the eLMTree Group Companies or any of the eLMTree Group Companies’ respective directors, officers or, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective employees or any other Persons acting on their behalf is or has been, a Sanctioned Person. For the past five years, the eLMTree Group Companies and the eLMTree Group Companies’ respective directors, officers, Affiliates or, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective employees or any other Persons acting on their behalf have, in connection with the operation of the business of the eLMTree Group Companies, been in material compliance with all applicable Sanctions. For the past five years, the eLMTree Group Companies and the eLMTree Group Companies’ respective directors, officers or, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective employees have not, and are not, in connection with the operation of the business of the eLMTree Group Companies, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Country. For the past five years, (i) no Governmental Entity has initiated any investigation, inquiry, action or enforcement proceeding or has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the eLMTree Group Companies or any of their respective directors, officers, Affiliates, or, to the Knowledge of Best Assistant, any of the eLMTree Group Companies’ respective employees or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or threatened claims or requests for information by a Governmental Entity received by an eLMTree Group Company with respect to the eLMTree Group Companies or any of their respective Affiliates’ compliance with applicable Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. For the past five years, the eLMTree Group Companies have in place controls and systems reasonably designed to ensure compliance with applicable Sanctions.
4.23   Customers and Suppliers.   Since January 1, 2021 through the date hereof, no eLMTree Group Company has received any written or, to the Knowledge of Best Assistant, oral notice that any eLMTree Group Company is in breach of or default under any Contract with any eLMTree Material Customer or eLMTree Material Supplier in any material respect.
4.24   Disclaimer of Other Warranties.   EACH ELMTREE PARTY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF GEHI, MERGER SUB, GEHI GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO ANY ELMTREE PARTY OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO GEHI, MERGER SUB, GEHI GROUP COMPANIES OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF GEHI, MERGER SUB, GEHI GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY GEHI OR MERGER SUB IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF GEHI, MERGER SUB NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO ANY ELMTREE PARTY OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF GEHI OR MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO GEHI, MERGER SUB, GEHI GROUP COMAPNIES OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN EXPRESSLY SET FORTH IN THE TRANSACTION AGREEMENTS. EACH ELMTREE PARTY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. EACH ELMTREE PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF GEHI, MERGER SUB, GEHI GROUP COMPANIES AND THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS

AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH ELMTREE PARTY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF GEHI OR MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.24, CLAIMS AGAINST GEHI, MERGER SUB AND GEHI GROUP COMPANIES OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF GEHI AND MERGER SUB
Except as: (i) set forth in the letter dated as of the date of this Agreement and delivered by GEHI to Best Assistant on or prior to the date of this Agreement (the “GEHI Disclosure Letter”); (ii) as disclosed in the GEHI SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such GEHI SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (it being acknowledged that nothing disclosed in such a GEHI SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.1, and Section 5.3) or (iii) contemplated under the GEHI Divestiture and in accordance with the GEHI Divestiture Agreement, each GEHI Party represents and warrants to the other Parties hereto as of the date hereof and as of the Closing Date (or if a specific date is indicated in any such statement, as of such specified date):
5.1   Organization and Qualification.
(a)   GEHI is an exempted company duly incorporated, validly existing and in good standing under the applicable Legal Requirements of the Cayman Islands.
(b)   GEHI has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be expected to be material to the GEHI Group Companies, taken as a whole.
(c)   GEHI is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of GEHI as currently in effect has been disclosed in the GEHI SEC Reports filed or furnished with the SEC.
(d)   GEHI is not in violation of any of the provisions of its Governing Documents in any material respect.
5.2   GEHI Subsidiaries.
(a)   As of the date hereof and as of the Closing Date, all GEHI Group Companies, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 5.2(a) of the GEHI Disclosure Letter (the GEHI Group Companies other than GEHI, the “GEHI Subsidiaries”). Except as otherwise disclosed on Schedule 5.2(a) of the GEHI Disclosure Letter, as of the date hereof and as of the Closing Date, GEHI owns, directly or indirectly, all of the outstanding equity securities of the GEHI Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the GEHI Subsidiaries, GEHI does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity, in each case with respect to the GEHI Remaining Operations.

(b)   Each of GEHI Subsidiaries is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization. Each of the GEHI Subsidiaries has the requisite corporate or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted in all material respects. Each GEHI Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each GEHI Subsidiary, as amended and currently in effect, have been made available to Best Assistant. No GEHI Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.
(c)   Except as disclosed on Schedule 5.2(c) of the GEHI Disclosure Letter, all issued and outstanding shares of capital stock, limited liability company interests and equity interests of each GEHI Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, except as contemplated under this Agreement, and (iii) have been offered, sold and issued in compliance with applicable Legal Requirements and the applicable GEHI Subsidiary’s respective Governing Documents.
(d)   Except as contemplated under this Agreement or as disclosed on Schedule 5.2(d) of the GEHI Disclosure Letter, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any GEHI Subsidiary is a party or by which it is bound obligating such GEHI Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such GEHI Subsidiary or obligating such GEHI Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.
(e)   All issued and outstanding shares of Merger Sub are owned by GEHI, free and clear of all Liens (other than Permitted Liens). Merger Sub does not have any assets, properties, liabilities or obligations of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions contemplated herein. Merger Sub is Solvent.
5.3
Capitalization.

(a)   Schedule 5.3(a) of the GEHI Disclosure Letter sets forth, as of the date hereof, (i) the authorized share capital of GEHI, (ii) the number, class and series of GEHI Shares issued and outstanding, and (iii) a list of all holders of outstanding GEHI Equity Awards (with the names of such holders redacted), including the number of GEHI Shares subject to each such GEHI Equity Award, the grant date, and exercise price for such GEHI Equity Award, the extent to which such GEHI Equity Award is vested and exercisable and the date on which such GEHI Equity Award expires. Each GEHI Equity Award has a grant date identical to or after the date on which the GEHI Board or its compensation committee actually approved the grant of the GEHI Equity Award. Each GEHI Equity Award qualifies for the tax and accounting treatment afforded to such GEHI Equity Award in GEHI’s Tax Returns and the GEHI Financial Statements, respectively. GEHI has provided or made available to Best Assistant true and complete copies of (x) each of the standard form of option award agreement, restricted share award agreement and restricted share unit award agreement and (y) any option award agreements, restricted share award agreements and restricted share unit award agreements, as applicable, that materially differ from such respective standard forms.
(b)   Except for currently outstanding GEHI Equity Awards which have been granted to employees, consultants or directors pursuant to the GEHI Share Plans, a reservation of GEHI Shares for direct issuances or purchase upon exercise of GEHI Equity Awards under the GEHI Share Plans or as disclosed on Schedule 5.3(b) of the GEHI Disclosure Letter, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of GEHI or any of GEHI Subsidiaries is authorized or outstanding, and (ii) there is no commitment by GEHI or GEHI Subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of GEHI or GEHI Subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any GEHI Shares other than pursuant to the Permitted Distributions.
(c)   All issued and outstanding GEHI Shares are, and all GEHI Shares which may be issued pursuant to the exercise of GEHI Equity Awards, when issued in accordance with the terms of the GEHI Equity Awards, will be, (i) duly authorized, validly issued, fully paid and non-assessable and (ii) not subject to or issued in violation of any preemptive rights created by the Cayman Companies Act, GEHI’s Governing Documents or any agreement to which GEHI is a party. All issued and outstanding GEHI Shares and GEHI Equity Awards were issued in compliance with applicable Legal Requirements.
(d)   No outstanding GEHI Shares are subject to vesting or forfeiture rights or repurchase by a GEHI Group Company, except as provided for under the Cayman Companies Act subject to the provisions thereunder. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any GEHI Group Company.
(e)   All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of GEHI were undertaken in compliance with its Governing Documents then in effect, any agreement to which GEHI then was a party and in compliance with applicable Legal Requirements.
(f)   Except as set forth in GEHI’s Governing Documents, the registration rights agreement entered into with Ascendent Rainbow (Cayman) Limited in September 2017 and the Registration Rights Agreement in connection with the Transactions, there are no registration rights, and except for the GEHI Voting Agreement, there is no voting trust, proxy, rights plan, anti-takeover plan or other similar agreements or understandings, to which any GEHI Group Company is a party or by which any GEHI Group Company is bound with respect to any ownership interests of the applicable GEHI Group Company.
(g)   Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any GEHI Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any GEHI Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).
(h)   Except as disclosed on Schedule 5.3(h) of the GEHI Disclosure Letter or otherwise disclosed or reflected in the most recent balance sheet included in the GEHI Remaining Operation Unaudited Financial Statements, no GEHI Group Company has any Indebtedness, and no GEHI Group Company has availed itself of any loan, grant or other payment from any Governmental Entity in connection with COVID-19, including any loans under the CARES Act or the Paycheck Protection Program.
(i)   As of the Closing Date, the GEHI Ordinary Shares issued as the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any Legal Requirements, GEHI’s Governing Documents or any Contract to which GEHI is a party or by which GEHI is bound.
5.4   Authority Relative to this Agreement.   Subject to the receipt of the GEHI Shareholder Approval, each GEHI Party has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the applicable Transactions (including the Merger). The execution and delivery by each GEHI Party of this Agreement and the other Transaction Agreements to which it is a party, and, following the receipt of the GEHI Shareholder Approval, the consummation by each GEHI Party of the applicable Transactions (including the Merger) have been duly and validly authorized by all requisite corporate action on the part of such GEHI Party, and no other proceedings on the part of such Person are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Agreements to which each GEHI Party is a party have been duly and validly executed and delivered by such GEHI Party and, assuming the due authorization, execution and delivery hereof and thereof by the eLMTree Parties, constitute the legal and binding obligations of such GEHI Party enforceable against it in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
5.5   No Conflict; Required Filings and Consents.
(a)   Assuming receipt of the GEHI Shareholder Approval, neither the execution, delivery nor performance by any GEHI Party of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, shall: (i) conflict with or violate such GEHI Party’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 5.5(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements applicable to such GEHI Party; or (iii) except as disclosed on Schedule 5.5(a) of the GEHI Disclosure Letter, result in any breach of or constitute a default (with or without notice or lapse of time or both) under, or impair such GEHI Party’s or any GEHI Group Company’s rights or, in a manner adverse to any of the GEHI Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of any of the GEHI Group Companies pursuant to, any GEHI Material Contracts, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole.
(b)   The execution and delivery by each GEHI Party of this Agreement and the other Transaction Agreements to which it is a party does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Plan of Merger in accordance with the Cayman Companies Act; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate securities law related documents received from or filed with the relevant authorities of other jurisdictions in which any GEHI Group Company is licensed or qualified to do business; (iii) the submission and approval of Listing Application to and by NYSE, (iv) the filing of any notifications required under the HSR Act, and the expiration or early termination of the required waiting periods under the HSR Act; (v) the filing of the Joint Notice with CFIUS and the Completion of CFIUS Process; (vi) for the consents, approvals, authorizations and permits described on Schedule 5.5(b) of the GEHI Disclosure Letter; and (vii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of such GEHI Party to perform its obligations under this Agreement or the other Transaction Agreements.
5.6   Compliance; Approvals.   Each of the GEHI Group Companies has since the Reference Date complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the GEHI Group Companies, taken as a whole. Except as disclosed on Schedule 5.6 of GEHI Disclosure Letter, no written or, to the Knowledge of GEHI, oral notice, of non-compliance with any applicable Legal Requirements has been received by any GEHI Group Company since the Reference Date. Each GEHI Group Company is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects. Each Approval held by each GEHI Group Company is valid, binding and in full force and effect in all material respects. None of the GEHI Group Companies: (a) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Approval; or (b) has received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (a) and (b) as would not individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole.
5.7   GEHI SEC Reports and Financial Statements.
(a)   GEHI has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed or furnished all forms, reports, schedules, statements and other documents together with any amendments, restatements or supplements thereto required to be filed or furnished by GEHI with the SEC under the Exchange Act or the Securities Act since the Reference Date to the date of this Agreement, (all of the foregoing filed prior to the date of this Agreement, the “GEHI SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional GEHI SEC Reports”). With respect to all agreements, documents and other instruments that previously had been filed by GEHI with the SEC, to the extent there is any amendment and modification thereto currently in effect which has not been filed or furnished by GEHI with the SEC, GEHI has heretofore furnished to Best Assistant true and correct copies of such amendments and modifications. As of their respective filing dates and except to the extent corrected by a subsequent GEHI SEC Report, (i) the GEHI SEC Reports did not, and the Additional GEHI SEC Reports will not, contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) GEHI SEC Reports complied, and the Additional GEHI SEC Reports will comply, in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations thereunder. All certifications and statements required by the Securities Act, the Exchange Act or the Sarbanes-Oxley Act (as the case may be) with respect to the GEHI SEC Reports and the Additional GEHI SEC Reports are each true and correct in all material respects.
(b)   GEHI maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act, which controls and procedures are designed to provide reasonable assurance that all material information concerning GEHI required to be disclosed by GEHI in the reports that it files or submits under the Exchange Act is made known to GEHI’s principal executive officer and its principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. As of the date hereof, (i) there are no outstanding comments from the SEC with respect to the GEHI SEC Reports and (ii) to the Knowledge of GEHI, none of the GEHI SEC Reports filed on or prior to the date of this Agreement is subject to any ongoing SEC investigation or review. GEHI is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.
(c)   The financial statements and notes of GEHI contained or incorporated by reference in the GEHI SEC Reports (such financial statements contained in the GEHI SEC Reports filed with the SEC as of the date hereof, together with the GEHI Remaining Operation Unaudited Financial Statements, the “GEHI Financial Statements”) fairly present, and the financial statements and notes of GEHI to be contained in or to be incorporated by reference in the Additional GEHI SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of GEHI as at the respective dates of, and for the periods referred to in, such financial statements, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the GEHI Group Companies, taken as a whole) and the absence of footnotes, and were prepared and will be prepared in accordance with: (i) U.S. GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the GEHI Group Companies, taken as a whole) and the absence of footnotes. GEHI has no off-balance sheet arrangements that are not disclosed in the GEHI SEC Reports.

(d)   GEHI has made available to Best Assistant true and complete copies of the unaudited combined balance sheets of the GEHI Remaining Operations as of December 31, 2022, and the related combined statements of income (loss) of the GEHI Remaining Operations for the financial year then ended, in each case on a pro forma basis assuming the GEHI Divestiture has occurred as of January 1, 2022 (the “GEHI Remaining Operation Unaudited Financial Statements”). The GEHI Remaining Operation Unaudited Financial Statements: (i) were prepared in conformity with U.S. GAAP applied on a consistent basis during the periods involved, subject to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the GEHI Group Companies, taken as a whole) and the absence of footnotes, (ii) were prepared from the books and records of the GEHI Remaining Operations, (iii) were prepared in good faith based upon reasonable assumptions made by GEHI on a basis consistent with the basis employed in such books and records for the relevant period and (iv) will not result in a material adverse deviation from the financial position of the GEHI Remaining Operations to be reflected in the audited combined balance sheets of the GEHI Remaining Operations as of December 31, 2022 and the related combined statements of income (loss) of the GEHI Remaining Operations for the financial year then ended, in each case on a pro forma basis assuming the GEHI Divestiture has occurred as of January 1, 2022 (the “GEHI Remaining Operation Audited Financial Statements”).
(e)   GEHI has designed and maintains a system of internal controls over financial reporting ( as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and is designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, (ii) that receipts and expenditures of the GEHI Group Companies are being made only in accordance with appropriate authorizations of management and directors of GEHI, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the GEHI Group Companies that could have a material effect on the financial statements, and (v) that accounts, notes and other receivables are recorded accurately. Except as disclosed in Schedule 5.7(e) of GEHI Disclosure Letter, GEHI has not identified or been made aware of (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by GEHI, (B) any fraud, whether or not material, that involves GEHI’s management or other employees or Affiliates who have a significant role in the preparation of financial statements or the internal accounting controls utilized by GEHI, or (C) any claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter. The description set forth in Schedule 5.7(e) of GEHI Disclosure Letter regarding the Whistleblower Allegations Investigation is true and accurate without any material omission. GEHI has made full, complete and fair disclosure regarding any information material to GEHI or GEHI Subsidiaries related to (i) the Whistleblower Allegations Investigation; (ii) any other potential illegal activity arising from any investigation or review of the allegations raised by the 2020 Deloitte whistleblower; and (iii) any internal investigation or any investigation by any regulatory authorities related to (i) or (ii). There are no outstanding loans or other extensions of credit made by the GEHI Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of a GEHI Group Company.
(f)   The GEHI Group Companies have no Liabilities of the type required to be reflected or reserved for on a balance sheet prepared in accordance with U.S. GAAP, other than Liabilities (i) set forth in or reserved against or otherwise reflected in the financial statements and notes thereto contained or incorporated by reference in the GEHI SEC Reports, to the extent relating to the GEHI Remaining Operations, (ii) set forth in or reserved against or otherwise reflected in the GEHI Remaining Operation Unaudited Financial Statements, (iii) arising in the ordinary course of business since the date of the most recent balance sheet included in the financial statements and notes contained or incorporated by reference in the GEHI SEC Reports, or the GEHI Remaining Operation Unaudited Financial Statements and are not material in amount, (iv) incurred in connection with the Transactions, or (v) that are not, or would not reasonably be expected to be, individually or in the aggregate, material to the GEHI Group Companies taken as a whole. Other than disclosed in Schedule 5.7(e) of the GEHI Disclosure Letter, no GEHI Group Company has any secured creditors holding a security interest.

5.8   Absence of Certain Changes or Events.   Except as set forth in GEHI SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement and other Transaction Agreements or disclosed in Schedule 5.8 of GEHI Disclosure Letter, since December 31, 2022 through the date of this Agreement, (a) there has not been any GEHI Material Adverse Effect; (b) there has not been any action taken or agreed upon by the GEHI Group Companies that would be prohibited by Sections 6.2(c), 6.2(l), and 6.2(o) (and to the extent related to the foregoing clauses, Section 6.2(q)), if such action were taken on or after the date hereof without the consent of Best Assistant; and (c) each of the GEHI Group Companies has conducted its business in the ordinary course of business in all material respects.
5.9   Litigation.   Except as disclosed on Schedule 5.9 of GEHI Disclosure Letter or otherwise would not, individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole, there is: (a) no pending Legal Proceeding or, to the Knowledge of GEHI , threatened Legal Proceeding in writing, or to the Knowledge of GEHI, any investigation, against any GEHI Group Company or any of its properties or assets, or any of the directors, managers or officers of any GEHI Group Company with regard to their actions as such; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of GEHI, threatened audit, examination or investigation by any Governmental Entity against any GEHI Group Company or any of its properties or assets, or any of the directors, managers or officers of any GEHI Group Company with regard to their actions as such, and, to the Knowledge of GEHI, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending Legal Proceeding or, to the Knowledge of GEHI, threatened Legal Proceeding in writing, or, to the Knowledge of GEHI, investigation, by any GEHI Group Company against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any GEHI Group Company; and (e) no Order imposed or, to the Knowledge of GEHI, threatened in writing to be imposed upon any GEHI Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any GEHI Group Company with regard to their actions as such.
5.10   Employee Benefit Plans.
(a)   Schedule 5.10(a) of the GEHI Disclosure Letter sets forth a true, correct and complete list of each material GEHI Employee Benefit Plan. Other than the GEHI Share Plans, none of the GEHI Group Companies has other plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan. With respect to each material GEHI Employee Benefit Plan, GEHI has made available to Best Assistant true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the current plan document and, to the extent available, the summary plan description; (ii) the most recent audited financial statement; (iii) all material filings and correspondence with any Governmental Entity; (iv) all related material insurance contracts which implement each such material GEHI Employee Benefit Plan and (v) any documents with respect to any material GEHI Employee Benefit Plan that are required to be prepared or filed under the applicable Legal Requirements. The GEHI Group Companies have, to the extent permitted by applicable Legal Requirements, provided Best Assistant with a copy of any employment agreement or offer letter with a current employee with annual base cash compensation in excess of $350,000.
(b)   Except as disclosed on Section 5.10(b) of the GEHI Disclosure Letter, each GEHI Employee Benefit Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of all applicable Legal Requirements.
(c)   None of the GEHI Employee Benefit Plans provides for, and the GEHI Group Companies have no liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required pursuant to applicable Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.
(d)   With respect to any GEHI Employee Benefit Plan, no material actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending, or, to the Knowledge of GEHI, threatened in writing against any GEHI Employee Benefit

Plan, any trust related thereto or against any fiduciary thereof with respect thereto. No event has occurred, and to the Knowledge of GEHI, no condition exists that would, by reason of GEHI’s affiliation with any of its Affiliates, subject GEHI to any material tax, fine, lien, penalty or other liability imposed by any applicable Legal Requirements.
(e)   All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the GEHI Employee Benefit Plans have been timely made or accrued in accordance with applicable Accounting Principles in all material respects.
(f)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of GEHI or GEHI Subsidiaries or under any GEHI Employee Benefit Plans; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of GEHI or GEHI Subsidiaries or under any GEHI Employee Benefit Plans; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of GEHI or GEHI Subsidiaries or under any GEHI Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any GEHI Employee Benefit Plans except as provided under Section 3.2.
(g)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.
(h)   GEHI maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual.
(i)   Except as disclosed on Section 5.10(i) of the GEHI Disclosure Letter, (i) there are no material pending investigations by any Governmental Entity involving such GEHI Employee Benefit Plan, and no material pending claims (except for claims for benefits payable in the normal operation of such GEHI Employee Benefit Plan), suits or proceedings against such GEHI Employee Benefit Plan or asserting any rights or claims to benefits under such GEHI Employee Benefit Plan, (ii) each such GEHI Employee Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; (iii) each such GEHI Employee Benefit Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing basis (determined using reasonable actuarial assumptions) in compliance with all applicable Legal Requirements, in each of the foregoing cases except as would not be material to the GEHI Group Companies taken as a whole; and (iv) the consummation of the Transactions contemplated by this Agreement will not by itself be reasonably expected to create or otherwise result in any material liability with respect to such GEHI Employee Benefit Plan.
(j)   Neither GEHI nor any of the GEHI Subsidiaries have, or could reasonably be expected to have, any Liability under any United States law with respect to current or former individual service providers and employees. No GEHI Employee Benefit Plans, GEHI Share Plans or any other plans, policies or arrangements under which GEHI would have Liabilities, including joint and several liability and affiliate liability, are subject to the laws of the United States.
5.11   Labor Matters.
(a)   Except as disclosed on Section 5.11(a) of the GEHI Disclosure Letter, no GEHI Group Company is a party to or bound by any labor agreement, collective bargaining agreement, works council agreement or other similar labor Contract applicable to current or former employees of any GEHI Group Company. No employees of the GEHI Group Companies are represented by any labor union, labor organization, or works council with respect to their employment with the GEHI Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of GEHI, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of GEHI, threatened since the Reference Date. Since the Reference Date, there have been no labor organizing activities involving any GEHI Group Company or with respect to any employees of the GEHI Group Companies or, to the Knowledge of GEHI, threatened in writing by any labor organization, work council or group of employees.
(b)   Since the Reference Date, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of GEHI, threatened in writing against or affecting the GEHI Group Companies involving any employee or former employee of, or other individual who provided services to, any GEHI Group Company.
(c)   To the Knowledge of GEHI, as of the date hereof, no officer of any GEHI Group Company has given written notice to any GEHI Group Company of any intent to terminate his or her employment with such GEHI Group Company in connection with the consummation of the Transactions. The GEHI Group Companies are in compliance and, to the Knowledge of GEHI, each of their employees and consultants are in compliance, with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any GEHI Group Company and such individuals, in each case except as would not be material to the GEHI Group Companies taken as a whole.
(d)   The Transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the GEHI Group Companies, except for where the failure to obtain such consent to make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a GEHI Material Adverse Effect.
(e)   To the Knowledge of GEHI, no written notice or written complaint from or on behalf of any current or former employee of, or other individual who provided services to, any GEHI Group Company has been received by any GEHI Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer or director of any GEHI Group Company.
(f)   Except as disclosed on Schedule 5.11(f) of the GEHI Disclosure Letter, since the Reference Date, there have been no material complaints, charges, investigations, claims or other Legal Proceedings against the GEHI Group Companies filed or pending or, to the Knowledge of GEHI, threatened that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any GEHI Group Company. Since the Reference Date, no GEHI Group Company has received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any GEHI Group Company. Each GEHI Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including, to the extent applicable, all laws respecting terms and conditions of employment, wages and hours, the WARN Act, collective bargaining, immigration and work eligibility, benefits, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, workers’ compensation and COVID-19 protocols, guidance and regulations.
(g)   There has been no “mass layoff”, “plant closing” or other similar event under the WARN Act with respect to any GEHI Group Company since the Reference Date, and the Transactions contemplated herein will not prior to or through the Closing result in a “mass layoff” or “plant closing” or other similar event under the WARN Act. None of the GEHI Group Companies has implemented any layoffs or furloughs due to COVID-19.
(h)   No GEHI Group Company is liable for any arrears of wages or penalties with respect thereto, except in each case as would not be material to the GEHI Group Companies taken as a whole. All amounts that the GEHI Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been withheld and paid, and the GEHI Group Companies do not have any outstanding obligations to make any such withholding or payment, other than (i) with respect to an open payroll period or (ii) as would not result in material liability to the GEHI Group Companies, taken as whole.

(i)   Except as would not result in material liability to any GEHI Group Company, each Person who has provided or is providing services to any GEHI Group Company and has been classified as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any GEHI Employee Benefit Plan. None of the GEHI Group Companies has any material liability or obligation under any applicable Legal Requirement or GEHI Employee Benefit Plan arising out of improperly classifying such Person as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, and no such Person is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future).
(j)   All current employees of the GEHI Group Companies primarily employed in the United States, if any, are employed “at will.” No current or former individual service providers or employees have any nexus to the United States and accordingly none of the GEHI Group Companies are expected to have any Liability with respect to current or former individual service providers or employees in the United States.
5.12   Real Properties.
(a)   No GEHI Group Company currently owns any real property or has in the past three years owned any real property.
(b)   Each GEHI Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “GEHI Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any GEHI Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “GEHI Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. GEHI has made available to Best Assistant true, correct and complete copies of all Material GEHI Real Property Leases (as defined below). No GEHI Group Company is in breach of or default under any Material GEHI Real Property Lease, and, to the Knowledge of GEHI, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such breaches or defaults as would not individually or in the aggregate reasonably be expected to be material to the GEHI Group Companies taken as a whole. The GEHI Leased Properties are suitable to allow the businesses of the GEHI Group Companies to be operated as currently conducted in all material respects. To the Knowledge of GEHI, (i) there are no pending condemnation proceedings with respect to any of the GEHI Leased Properties, and (ii) the current use of the GEHI Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No GEHI Group Company has received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any GEHI Group Company under any of the GEHI Real Property Leases and, to the Knowledge of GEHI, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the GEHI Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of GEHI, no party to any GEHI Real Property Lease has exercised any termination rights with respect thereto. Schedule 5.12(b) of the GEHI Disclosure Letter contains a true and correct list of all Material GEHI Real Property Leases. Except as disclosed in Schedule 5.12(b) of the GEHI Disclosure Letter, no Person other than the GEHI Group Companies has the right to use the GEHI Leased Properties, except as subleased by the respective GEHI Group Company to a sub-lessee.
(c)   Each GEHI Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under such tangible assets; and (iii) the Liens specifically identified on the Schedule 5.12(c) of the GEHI Disclosure Letter. The tangible assets of the GEHI Group Companies: (A) constitute all of the tangible assets that are currently being used for the operation of the businesses of the GEHI Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the GEHI Group Companies as currently conducted; and (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put, in each case, in all material respects.
5.13   Taxes.
(a)   All income and other material Tax Returns required to be filed by or on behalf of each GEHI Group Company have been duly and timely filed with the appropriate Governmental Entity (taking into account all ordinary course extensions of time to file Tax Returns) and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each GEHI Group Company (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.
(b)   Each of the GEHI Group Companies has complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity.
(c)   No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to GEHI’s Knowledge is there any) against any GEHI Group Company which has not been paid or resolved.
(d)   No material Tax audit or other examination of any GEHI Group Company by any Governmental Entity is presently in progress, nor has any GEHI Group Company been notified in writing of any (nor to GEHI’s Knowledge is there any) request or threat for such an audit or other examination.
(e)   There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the GEHI Group Companies.
(f)   Each GEHI Group Company has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the GEHI Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the GEHI Group Companies in the ordinary course of business.
(g)   No GEHI Group Company: (i) has any liability for the Taxes of another Person (other than any GEHI Group Company or their predecessors) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (iii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state, local, or non-U.S. income Tax purposes, other than a group whose members are all GEHI Group Companies (or their predecessors).
(h)   No GEHI Group Company: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code for a taxable period for which the applicable statute of limitations remains open.
(i)   To the Knowledge of GEHI, no GEHI Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file a material income Tax Return and does not file such a Tax Return.

(j)   No GEHI Group Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(k)   No GEHI Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the GEHI Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the GEHI Financial Statements; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local Legal Requirements); (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements or (vi) a “domestic use election” under Section 1503(d) of the Code or a “gain recognition agreement” under Treasury Regulations Section 1.367(a)-8.
(l)   No GEHI Group Company has been or will be required to include any amount in income after the Closing by reason of Section 965(a) of the Code, or has made an election described in Section 965(h) of the Code.
(m)   No claim has been made in writing (nor to GEHI’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which any GEHI Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.
(n)   To the Knowledge of GEHI, other than the Estimated GEHI Divestiture Tax, the completion of the GEHI Divestiture will not cause any material adverse Tax effect to GEHI or any eLMTree Group Company.
5.14   Brokers;   Third Party Expenses. Except as disclosed in Schedule 5.14 of the GEHI Disclosure Letter, the GEHI Group Companies do not have any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any GEHI Group Company.
5.15   Intellectual Property; Privacy.
(a)   Schedule 5.15(a) of the GEHI Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all patented, registered or applied-for Intellectual Property that is owned by or filed, patented or registered in the name of, any GEHI Group Company (collectively, the “GEHI Registered IP”) and all material proprietary Software owned by any GEHI Group Company (“GEHI Code”). (i) The GEHI Group Companies solely and exclusively own all right, title, and interest in and to all material items of Intellectual Property set forth or required to be set forth in Schedule 5.15(a) of the GEHI Disclosure Letter pursuant to the first sentence of this Section 5.15(a) free and clear of all Liens (other than Permitted Liens); and (ii) the GEHI Group Companies have valid and enforceable rights to use all material Intellectual Property that is owned, used or held for use by the GEHI Group Companies or necessary to conduct the businesses of the GEHI Group Companies as currently conducted.
(b)   In the past three (3) years, (i) the GEHI Group Companies have not infringed, diluted, misappropriated, or otherwise violated, and the current conduct of their businesses does not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any third party in any material respect; (ii) to the Knowledge of GEHI, no GEHI Owned IP has been infringed, diluted, misappropriated or otherwise violated, or is being infringed, diluted, misappropriated or otherwise violated by any third party; and (iii) no such claims have been made in writing by any of the GEHI Group Companies.

(c)   (i) None of the GEHI Owned IP is subject to any outstanding settlement or order; (ii) all GEHI Owned IP is subsisting, and to the Knowledge of GEHI, all GEHI Registered IP that is registered is valid and enforceable; and (iii) no GEHI Group Company is a party to any Legal Proceeding or received in the three (3) years prior to the date hereof, any demand or notice in writing, and to the Knowledge of GEHI, no Legal Proceeding is threatened in writing (including “cease and desist” letters and offers or requests to take a license) against any of them, in each case, (x) alleging the GEHI Group Companies are infringing, misappropriating or otherwise violating any Intellectual Property of any third party; or (y) contesting the use, ownership, validity or enforceability of any GEHI Owned IP.
(d)   In the past three (3) years, (i) the GEHI Group Companies have taken commercially reasonable steps to protect and maintain (including protecting the confidentiality of) the Personal Information and material Trade Secrets in the possession or under the control of any GEHI Group Company (“GEHI Data”) and the integrity, continuous operation and security of the GEHI IT Systems; and (ii) to the Knowledge of GEHI, there have been no material breaches, outages or intrusions of any GEHI IT System, nor any loss, compromise or damage of, breach of security with respect to, or unauthorized access to any GEHI Data.
(e)   Except as would not reasonably be expected to have, individually or in the aggregate, a GEHI Material Adverse Effect, the GEHI Group Companies maintain commercially reasonable disaster recovery plans, procedures and facilities sufficient for their businesses.
(f)   Except as would not, individually or in the aggregate, be material to the GEHI Group Companies, (i) none of the GEHI Group Companies, nor any other Person acting on their behalf, has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code for any GEHI Code, other than disclosures to employees and contractors involved in the development of products or services of the GEHI Group Companies subject to confidentiality obligations to the GEHI Group Companies with respect to such source code; and (ii) neither the execution of this Agreement or any other Transaction Agreements nor the consummation of any of the Transactions will result in any requirement that the GEHI Group Companies deliver, license or disclose the source code of any GEHI Code to any Person (other than an eLMTree Group Company). To the Knowledge of GEHI , the GEHI Code does not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could materially disrupt or materially and adversely affect the functionality of the GEHI Code.
(g)   Except as would not, individually or in the aggregate, be material to the GEHI Group Companies, none of the GEHI Group Companies has incorporated any Open Source Software in, or used any Open Source Software in connection with, any GEHI Code in a manner that (i) requires the disclosure or distribution of any GEHI Code in source code form, (ii) requires the licensing thereof for the purpose of making derivative works, or (iii) imposes any restriction on the consideration to be charged for the licensing or distribution thereof. The GEHI Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the GEHI Group Companies.
(h)   To the Knowledge of GEHI, except as would not, individually or in the aggregate, be material to the GEHI Group Companies, the execution and delivery of this Agreement by the GEHI Group Companies and the consummation of the Transactions will not: (i) result in or require the grant, assignment or transfer to any other Person (other than the eLMTree Group Companies) of any license or other right or interest under, to or in any GEHI Owned IP or (ii) cause a loss or impairment of any GEHI Owned IP or Intellectual Property used by the GEHI Group Companies pursuant to an inbound license.
(i)   (i) The GEHI Group Companies are, and since the Reference Date have been, in compliance in all material respects with all GEHI Privacy Requirements and have since the Reference Date, as applicable, established and maintained policies and procedures relating to Personal Information that comply in all material respects with all applicable Privacy Laws; (ii) the GEHI IT Systems are functional, operate in a reasonable manner, and in sufficiently good working condition to effectively perform the expected function, operation, and purposes; and (iii) since the later of such Person’s establishment date and December 31, 2020, (x) no demands or notices in writing will have been received by, and no Legal Proceedings have been made (or to the Knowledge of GEHI threatened in writing) against, any GEHI Group Company alleging a violation of any of the GEHI Privacy Requirements, and (y) none of the GEHI Group Companies has been subject to any Legal Proceedings or, to the Knowledge of GEHI, investigations with regard to violation of any of the GEHI Privacy Requirements.
(j)   (i) The GEHI Group Companies solely and exclusively own all right, title, and interest in and to all material Intellectual Property created or developed by, for, or under the direction or supervision of any GEHI Group Company, including any material GEHI Owned IP; (ii) each current and former employee, consultant, and contractor of a GEHI Group Company who has been or is involved in the creation or development of any such material Intellectual Property has assigned to a GEHI Group Company all such material Intellectual Property created or developed by such Person within the scope of such Person’s duties to that GEHI Group Company (to the extent that such right, title and interest did not or do not vest initially in any GEHI Group Company by operation of law), as applicable; and (iii) to the Knowledge of GEHI, no current or former employee, consultant, or contractor of any GEHI Group Company has been or is in breach of any such agreement relating to the assignment of such material Intellectual Property.
5.16   Agreements, Contracts and Commitments.
(a)   Schedule 5.16(a) of the GEHI Disclosure Letter sets forth a true, correct and complete list of each GEHI Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “GEHI Material Contract” of the GEHI Group Companies shall mean each of the following Contracts to which a GEHI Group Company is a party as of the date hereof:
(i)   any Contract or purchase commitment reasonably expected to result in future payments to or by any GEHI Group Company in excess of $1,000,000 per annum;
(ii)   (x) any Contract with the top 10 customers of the GEHI Remaining Operations (the “GEHI Material Customers”) as determined by revenue and (y) top 10 suppliers and distributors of the GEHI Remaining Operations by amounts payables (the “GEHI Material Suppliers”) (all, other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business or with professional advisors), in each case during the 12-month period ended on December 31, 2022;
(iii)   any Contract that purports to limit in any material respect (A) the localities in which the GEHI Group Companies’ businesses may be conducted, (B) any GEHI Group Company from engaging in any line of business or (C) any GEHI Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the GEHI Group Companies from soliciting customers or employees;
(iv)   any Contract that is related to the governance or operation of any joint venture or partnership that has involved a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party, other than such Contract solely between or among any of the GEHI Group Companies;
(v)   any Contract for or relating to any borrowing of money by or from any of the GEHI Group Companies in excess of $1,000,000 (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among any of the GEHI Group Companies);
(vi)   any Contract (other than those made in the ordinary course of business): (A) providing for the grant of any rights of refusal, rights of first negotiation, most-favored-nation or similar rights to purchase or lease any asset of the GEHI Group Companies; or (B) providing for any exclusive rights, rights of refusal, rights of first negotiation, most-favored-nation or similar rights to sell or distribute any product or service of any of the GEHI Group Companies;
(vii)   any obligation to register any GEHI Shares or other securities of the GEHI Group Companies with any Governmental Entity (other than ordinary course requirements of foreign applicable Legal Requirements related to the recording with an applicable Governmental Entity of the ownership of non-U.S. GEHI Group Companies);
(viii)   any Contracts relating to the sale of any operating business of any GEHI Group Company or the acquisition by any GEHI Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, in each case involving consideration therefor in an amount in excess of $1,000,000 and for which any GEHI Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);
(ix)   any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;
(x)   any Contract for the use by any of the GEHI Group Companies of any tangible property where the annual lease payments are greater than $1,000,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business) (the “Material GEHI Real Property Leases”);
(xi)   any Contract under which any of the GEHI Group Companies: (A) is granted a license, option or covenant not to sue under any material Intellectual Property from any third party, other than Incidental Inbound Licenses or licenses for Open Source Software; or (B) grants a license, option or covenant not to sue to or under any material GEHI Owned IP to any third party, other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business;
(xii)   any Contract involving any resolution or settlement of any actual or threatened Legal Proceeding that is material to the GEHI Group Companies or their businesses or that imposes material non-monetary obligations on an GEHI Group Company;
(xiii)   any Contract relating to the development of material Intellectual Property by, with or for the GEHI Group Companies (other than Contracts entered into with employees and independent contractors in the ordinary course of business);
(xiv)   any Contract filed (or which is required to be filed) as an exhibit to GEHI’s most recently filed annual report on Form 20-F as a “material contract” pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act; and
(xv)   any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons.
(b)   Each GEHI Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable GEHI Group Company party thereto and, to the Knowledge of GEHI, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the applicable GEHI Group Company nor, to the Knowledge of GEHI, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would reasonably be expected to become a material breach of or default under, any GEHI Material Contract, and no party to any GEHI Material Contract has given any written notice of any claim of any such breach, default or event. True, correct and complete copies of all GEHI Material Contracts have been made available to Best Assistant.
5.17   Insurance.   Each of the GEHI Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “GEHI Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the GEHI Insurance Policies are in full force and effect. The coverages provided by such GEHI Insurance Policies are usual and customary in amount and scope for the GEHI Group Companies’ business and operations as currently conducted, and sufficient to comply with any insurance required to be maintained by GEHI Material Contracts. No written notice of cancellation or termination has been received by any GEHI Group Company with respect to any of the effective GEHI Insurance Policies. There is no pending material claim by any GEHI Group Company against any insurance carrier under any of the existing GEHI Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).
5.18   Interested Party Transactions.   (a) No officer or director of GEHI or any of their respective immediate family members, or to the Knowledge of GEHI, any employee, officer, director or manager of the GEHI Group Companies or any of their respective immediate family members, is indebted to the GEHI Group Companies for borrowed money, nor are any of the GEHI Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of GEHI, no officer, director, employee, manager or holder of equity or derivative securities of the GEHI Group Companies (each, an “GEHI Insider”) or any member of an GEHI Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any GEHI Material Contract with any of the GEHI Group Companies, in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with any of the GEHI Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; (iv) related to any such Person’s ownership of GEHI Shares or other securities of the GEHI Group Companies or such Person’s employment or consulting arrangements with the GEHI Group Companies; or (v) conducted on an arm’s-length basis.
5.19   Information Supplied.   The information relating to the GEHI Group Companies to be supplied by or on behalf of GEHI for inclusion or incorporation by reference in the Proxy Statement will not, on the date of filing thereof or the date that it is first mailed to the GEHI shareholders, as applicable, or at the time of the Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by GEHI with respect to the information that has been or will be supplied by Best Assistant or any of its Representatives for inclusion in the Proxy Statement or any projections or forecasts included therein.
5.20   Anti-Bribery; Anti-Corruption.
(a)   Since the Reference Date, none of the GEHI Group Companies or, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective directors, officers, or employees has, in connection with the operation of the business of the GEHI Group Companies, directly or indirectly: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) violated, conspired to violate or aided and abetted the violation of any applicable anti-money laundering or Anti-Corruption Laws.
(b)   None of the GEHI Group Companies or any of the GEHI Group Companies’ respective directors, officers or, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective employees (i) is or has been the subject of an undisclosed claim or allegation relating to (A) any potential violation of the Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law. GEHI has established and maintains a system of internal controls reasonably designed to ensure compliance with the Anti-Corruption Laws and has, and has implemented, the Anti-Corruption Compliance Policy which is made publicly available by GEHI.
5.21   International Trade; Sanctions.
(a)   Since the Reference Date, the GEHI Group Companies, the GEHI Group Companies’ respective directors, officers and, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective employees or any other Persons acting on their behalf, in connection with the operation of the business of the GEHI Group Companies, and in each case in all material respects: (a) have been in compliance with all applicable Customs & International Trade Laws; (b) have obtained all necessary Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of GEHI, threatened claims or requests for information by a Governmental Entity regarding, and have not made any disclosures to any Governmental Entity with respect to, their compliance with any applicable Customs & International Trade Laws.
(b)   None of the GEHI Group Companies or any of the GEHI Group Companies’ respective directors, officers or, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective employees or any other Persons acting on their behalf is or has been, a Sanctioned Person. For the past five years, the GEHI Group Companies and the GEHI Group Companies’ respective directors, officers, Affiliates or, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective employees or any other Persons acting on their behalf have, in connection with the operation of the business of the GEHI Group Companies, been in material compliance with all applicable Sanctions. For the past five years, the GEHI Group Companies and the GEHI Group Companies’ respective directors, officers or, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective employees have not, and are not, in connection with the operation of the business of the GEHI Group Companies, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Country. For the past five years, (i) no Governmental Entity has initiated any investigation, inquiry, action or enforcement proceeding or has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the GEHI Group Companies or any of their respective directors, officers, Affiliates, or, to the Knowledge of GEHI, any of the GEHI Group Companies’ respective employees or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or threatened claims or requests for information by a Governmental Entity received by a GEHI Group Company with respect to the GEHI Group Companies’ or any of their respective Affiliates’ compliance with applicable Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions.
5.22   Customers and Suppliers.   Since January 1, 2021 through the date hereof, no GEHI Group Company has received any written or, to the Knowledge of GEHI, oral notice that any GEHI Group Company is in breach of or default under any Contract with any GEHI Material Customer or GEHI Material Supplier in any material respect.
5.23   GEHI Listing.   There is no action or proceeding pending or, to the Knowledge of GEHI, threatened in writing against GEHI by the NYSE or the SEC with respect to any GEHI Shares or to terminate the listing of GEHI on the NYSE. None of GEHI or any of its Affiliates has taken any action in an attempt to terminate the registration of the GEHI Shares under the Exchange Act. Except as disclosed in Schedule 5.23 of GEHI Disclosure Letter, GEHI has not received any written or oral deficiency notice from the NYSE relating to the continued listing requirements of the GEHI Shares.
5.24   GEHI Divestiture.
(a)   The GEHI Divestiture Agreement will, upon execution, constitute a legally valid and binding agreement of GEHI, enforceable in accordance with its terms thereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. All corporate and other actions required by GEHI to authorize the execution of the GEHI Divestiture Agreement and the performance of the obligations thereby have been duly taken as at or before the Closing.
(b)   The GEHI Divestiture, the execution and delivery of, and the performance by GEHI of its obligations under the GEHI Divestiture Agreement, will not, other than as clearly and expressly set out in the GEHI Divestiture Agreement: (i) result in the creation of Liens upon any share, property or asset of any GEHI Group Company; (ii) result in any Indebtedness of any GEHI Group Company becoming due or capable of being declared due and payable prior to the stated maturity date; and (iii) result in the assumption by any GEHI Group Company of any liability or Indebtedness of any other Person.
(c)   No GEHI Group Company has (i) outstanding any guarantee, indemnity or Lien to or for the benefit of, or (ii) otherwise assumed any Liability to the extent outstanding, whether actual or contingent, to or in respect of, any Divested Subsidiaries or the Divested Business.
(d)   Upon the completion of the GEHI Divestiture, the GEHI Group Companies will have valid title or right to own or use the material properties and assets that are necessary for the GEHI Group Companies to carry out the business of the GEHI Remaining Operations in a manner that is consistent with past practices in all material respects.
(e)   Upon the completion of the GEHI Divestiture, no GEHI Group Company will be incorporated, formed or otherwise organized, or have any businesses, operations, assets or properties in, the PRC.
5.25   Opinion of Financial Advisor.   Somerley Capital Limited (the “Independent Financial Advisor”) rendered its oral opinion to the GEHI Special Committee and subsequently confirmed by delivery of a written opinion, dated as of the date hereof, to the effect that, as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in the Independent Financial Advisor’s written opinion, the subject matters covering (a) the consideration to be received by GEHI from the GEHI Divestiture, (b) the total consideration payable by GEHI for the acquisition of eLMTree, and (c) the implied enterprise value of GEHI to be adopted in the Merger after the consummation of the GEHI Divestiture, are fair to GEHI from a financial point of view. A signed, correct and complete copy of such opinion will promptly be made available to Best Assistant, for informational purposes only, following receipt thereof by GEHI. It is agreed and understood that such opinion may not be relied on by any person or entity (including, without limitation, Best Assistant or its Affiliates) or used for any other purpose except as expressly permitted in such opinion. Such opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to the Independent Financial Advisor or any of its affiliates be made, without the prior written consent of the Independent Financial Advisor.
5.26   Disclaimer of Other Warranties.   EACH GEHI PARTY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF BEST ASSISTANT, THE ELMTREE GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO ANY GEHI PARTY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY OF BEST ASSISTANT OR THE ELMTREE GROUP COMPANIES, OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF BEST ASSISTANT, THE ELMTREE GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY BEST ASSISTANT OR ELMTREE IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF ELMTREE PARTIES, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO ANY GEHI PARTY OR THEIR RESPECTIVE AFFILIATES OR

REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO ANY GEHI PARTY OR ITS REPRESENTATIVES BY OR ON BEHALF OF ELMTREE IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO BEST ASSISTANT, ANY ELMTREE GROUP COMPANY, AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN EXPRESSLY SET FORTH IN THE TRANSACTION AGREEMENTS. EACH GEHI PARTY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. EACH GEHI PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE ELMTREE GROUP COMPANIES, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH GEHI PARTY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF ELMTREE PARTIES EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.26, CLAIMS AGAINST BEST ASSISTANT, ANY ELMTREE GROUP COMPANY OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.
ARTICLE VI
CONDUCT PRIOR TO THE CLOSING
6.1   Conduct of Business by eLMTree Group Companies.   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, eLMTree shall, and Best Assistant and eLMTree shall each cause each of the eLMTree Group Companies to, other than to comply with a COVID-19 Measure, carry on its business in the ordinary course of business consistent with past practice and in accordance with applicable Legal Requirements, except: (x) to the extent that GEHI shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); or (y) as expressly contemplated by this Agreement or the other Transaction Agreements (including as contemplated by the Best Assistant Redemption, the eLMTree Restructuring or the Edmodo Restructuring, each in a manner in accordance with the terms of this Agreement) or set forth in Schedule 6.1 of the Best Assistant Disclosure Letter. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement and the other Transaction Agreements (including as contemplated by the Best Assistant Redemption, the eLMTree Restructuring or the Edmodo Restructuring, each in a manner in accordance with the terms of this Agreement), set forth in Schedule 6.1 of the Best Assistant Disclosure Letter, or as required by applicable Legal Requirements (including to comply with a COVID-19 Measure), without the prior written consent of GEHI (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, eLMTree shall not, and Best Assistant and eLMTree shall each cause the eLMTree Group Companies not to, do any of the following:
(a)   except as otherwise required by any eLMTree Employee Benefit Plan as in effect on the date hereof or applicable Legal Requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than $100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative), (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, eLMTree Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an eLMTree Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any eLMTree Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business; or (vi) hire or terminate any employee other than (x) hires in the ordinary course of business with an annual base compensation below $200,000 and (y) terminations for cause;
(b)   (i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business) any eLMTree Owned IP; (ii) subject any eLMTree Owned IP to a Lien (other than Permitted Liens); or (iii) abandon, let lapse or fail to maintain or renew any eLMTree Owned IP (other than eLMTree Owned IP that, in the reasonable business judgment of the eLMTree Group Companies, is not material to the eLMTree Group Companies);
(c)   except for transactions solely among the eLMTree Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, share capital or any other equity interests, as applicable, in any eLMTree Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any equity incentive plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such eLMTree Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, share capital or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such share capital), as applicable, in any eLMTree Group Company (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any equity incentive plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such eLMTree Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement);
(d)   amend its Governing Documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business pursuant to its equity incentive plans;
(e)   except in the ordinary course of business: (i) merge, consolidate or combine eLMTree with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds $15,000,000;
(f)   voluntarily dispose of or amend any eLMTree Real Property Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the eLMTree Group Companies, individually or in the aggregate;
(g)   other than with respect to the eLMTree Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the eLMTree Group Companies, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;
(h)   (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the eLMTree Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of the credit line available under the eLMTree Existing Credit Agreement, other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any eLMTree Group Companies; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the eLMTree Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the eLMTree Group Companies other than ordinary course compromises of amounts owed to the eLMTree Group Companies by their respective customers;
(i)   compromise, settle or agree to settle any Legal Proceeding involving payments by any eLMTree Group Company of $100,000 or more, or that imposes any material non-monetary obligations on an eLMTree Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto);
(j)   except in the ordinary course of business or as would not reasonably be expected to be material to the eLMTree Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable eLMTree Group Company or terminate any eLMTree Material Contract; (B) enter into any Contract that would have been an eLMTree Material Contract, had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any eLMTree Material Contract (other than assignments among the eLMTree Group Companies);
(k)   except as required by applicable Accounting Principles (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;
(l)   make, change or revoke any material Tax election, change (or request to change) any material method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);
(m)   authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any eLMTree Group Company;
(n)   subject to Section 6.1(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates (other than eLMTree Group Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the eLMTree Group Companies, (iii) eLMTree Employee Benefit Plans, (iv) employment arrangements entered into in the ordinary course, and (v) pursuant to the Permitted Distributions;
(o)   engage in any material new line of business;
(p)   amend any provision of its privacy policies in any material respect or in any manner adverse to any of the eLMTree Group Companies (other than changes required to conform to applicable Privacy Laws); or

(q)   agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.
Notwithstanding anything in this Section 6.1 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give any other Party, directly or indirectly, the right to control or direct the operations of any eLMTree Group Company and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any eLMTree Party from paying any Best Assistant Transaction Costs, in each case, prior to the Closing.
6.2   Conduct of Business by the GEHI Group Companies.   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, GEHI shall, and GEHI shall cause each of the GEHI Group Companies and the GEHI Remaining Operations to, other than to comply with a COVID-19 Measure, carry on its business in the ordinary course of business consistent with past practice and in accordance with applicable Legal Requirements, except: (x) to the extent that Best Assistant shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); or (y) as expressly contemplated by this Agreement or the other Transaction Agreements (including as contemplated by the GEHI Divestiture) or as set forth in Schedule 6.2 of the GEHI Disclosure Letter. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or the other Transaction Agreements (including as contemplated by the GEHI Divestiture) or as set forth in Schedule 6.2 of the GEHI Disclosure Letter, or as required by applicable Legal Requirements (including to comply with a COVID-19 Measure), without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, GEHI shall not, and GEHI shall cause each of the GEHI Group Companies and the GEHI Remaining Operations not to, do any of the following:
(a)   except as otherwise required by any GEHI Share Plan as in effect on the date hereof or applicable Legal Requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than $100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative), (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, GEHI Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a GEHI Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any GEHI Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business; or (vi) hire or terminate any employee other than (x) hires in the ordinary course of business with an annual base compensation below $200,000 and (y) terminations for cause;
(b)   (i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business) any GEHI Owned IP; (ii) subject any GEHI Owned IP to a Lien (other than Permitted Liens); or (iii) abandon, let lapse or fail to maintain or renew any GEHI Owned IP (other than GEHI Owned IP that, in the reasonable business judgment of the GEHI Group Companies, is not material to the GEHI Group Companies);
(c)   except for transactions solely among the GEHI Group Companies, (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or otherwise, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any GEHI Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any GEHI Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such GEHI Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any GEHI Group Company (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any GEHI Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such GEHI Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement);
(d)   amend its Governing Documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business pursuant to the GEHI Share Plans;
(e)   except in the ordinary course of business: (i) merge, consolidate or combine GEHI with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof;
(f)   voluntarily dispose of or amend any GEHI Real Property Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the GEHI Group Companies, individually or in the aggregate;
(g)   other than with respect to the GEHI Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the GEHI Group Companies, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;
(h)   (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the GEHI Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of $800,000 other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any GEHI Group Companies; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the GEHI Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the GEHI Group Companies other than ordinary course compromises of amounts owed to the GEHI Group Companies by their respective customers;
(i)   compromise, settle or agree to settle any Legal Proceeding involving payments by any GEHI Group Company of $100,000 or more, or that imposes any material non-monetary obligations on a GEHI Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto);
(j)   except in the ordinary course of business or as would not reasonably be expected to be material to the GEHI Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable GEHI Group Company or terminate any GEHI Material Contract; (B) enter into any Contract that would have been a GEHI Material Contract, had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any GEHI Material Contract (other than assignments among the GEHI Group Companies);

(k)   except as required by applicable Accounting Principles (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;
(l)   make, change or revoke any material Tax election, change (or request to change) any material method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);
(m)   authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any GEHI Group Company;
(n)   subject to Section 6.2(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates (other than GEHI Group Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the GEHI Group Companies, (iii) GEHI Share Plans, (iv) employment arrangements entered into in the ordinary course and (v) pursuant to the Permitted Distributions;
(o)   engage in any material new line of business;
(p)   amend any provision of its privacy policies in any material respect or in any manner adverse to any of the GEHI Group Companies (other than changes required to conform to applicable Privacy Laws); or
(q)   agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.
Notwithstanding anything in this Section 6.2 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give any other Party, directly or indirectly, the right to control or direct the operations of any GEHI Group Company and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any GEHI Group Company from paying any GEHI Transaction Costs, in each case, prior to the Closing.
6.3   Requests for Consent.
(a)   Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that an email from a Principal Party (the “Requesting Principal Party”) to one or more Designated Persons of each of the other Principal Party (the “Receiving Principal Party”) specifically requesting consent under Section 6.1 (if the Requesting Principal Party is Best Assistant) or Section 6.2 (if the Requesting Principal Party is GEHI), as applicable, in each case with a subject line clearly identifying such email as an email intended to seek consent under the applicable Section, shall constitute a valid request by the Requesting Principal Party to the Receiving Principal Party for all purposes under this Article VI. “Designated Persons” shall mean, (i) with respect to Best Assistant, the individuals set forth on Schedule 6.3(a) of the Best Assistant Disclosure Letter or such other individuals Best Assistant designated by written notice to GEHI in writing pursuant to Section 11.1 and (ii) with respect to GEHI, the individuals set forth on Schedule 6.3(a) of the GEHI Disclosure Letter or such other individuals GEHI designated by written notice to Best Assistant writing pursuant to Section 11.1.
(b)   If, within three (3) Business Days of delivery by the Requesting Principal Party of a valid request pursuant to Section 6.3(a), the Receiving Principal Party does not respond and object, then the Requesting Principal Party shall be deemed to have obtained a valid consent from the Receiving Principal Party for all purposes under this Article VI.
ARTICLE VII
ADDITIONAL AGREEMENTS
7.1
Proxy Statement; Special Meeting; Shareholder Approvals.

(a)
Proxy Statement.

(i)   As promptly as practicable following the execution and delivery of this Agreement, GEHI shall, in accordance with this Section 7.1(a), prepare and furnish with the SEC a proxy statement of GEHI (as such filing is amended or supplemented, the “Proxy Statement”), for the purpose of soliciting proxies from holders of GEHI Class A Shares and GEHI Class B Shares to vote at the Special Meeting (as defined below) in favor of: (1) the approval and adoption of this Agreement and the Transactions contemplated under this Agreement (including the Merger); (2) the issuance of GEHI Ordinary Shares as the Merger Consideration; (3) the adoption of the GEHI A&R MAA (and the re-designation of share capital and the change of name contemplated by Section 2.1(d) above); and (4) any other proposals the Parties deem necessary or desirable to consummate the Transactions (collectively, the “GEHI Shareholder Matters”). Without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), the GEHI Shareholder Matters shall be the only matters (other than procedural matters) which GEHI shall propose to be acted on by the GEHI’s shareholders at the Special Meeting. The Proxy Statement will comply as to form and substance with the applicable Legal Requirements. GEHI shall furnish the Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of GEHI pursuant to Section 7.1(b), as promptly as practicable following the filing of the Proxy Statement (such date, the “Proxy Filing Date”).
(ii)   In the preparation of the Proxy Statement, GEHI will make available to Best Assistant drafts of the Proxy Statement and any other documents to be filed or furnished with the SEC that relate to the Transactions, both preliminary and final, and any amendment or supplement to the Proxy Statement or such other document and will provide Best Assistant with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. GEHI shall not file or furnish any such documents with the SEC without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed). GEHI will advise Best Assistant promptly after it receives notice thereof, of: (A) the time when the Proxy Statement has been furnished with the SEC; (B) the furnishing of any supplement or amendment to the Proxy Statement; and (C) requests by the SEC for additional information relating to the Proxy Statement.
(iii)   If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Proxy Statement so that it would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, GEHI, Best Assistant and eLMTree shall promptly cooperate in the preparation and filing of an amendment or supplement to the Proxy Statement describing or correcting such information such that the Proxy Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Closing, Best Assistant discovers any information, event or circumstance relating to itself, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that it would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then it shall promptly inform GEHI of such information, event or circumstance.
(iv)   GEHI shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. Best Assistant agrees to use reasonable best efforts to promptly provide GEHI with all information in its possession concerning (a) the business, management, operations and financial condition of itself and its Subsidiaries and (b) officers, directors, employees, shareholders, and other equityholders and such other matters, in each case, reasonably requested by GEHI for inclusion in the Proxy Statement. Each Principal Party shall cause the directors, officers and employees of itself or its Subsidiaries to be reasonably available to GEHI and its counsel, auditors and other advisors in connection with the drafting of the Proxy Statement.

(b)   GEHI shall, as promptly as practicable following the Proxy Filing Date, establish a record date (which date shall be agreed with Best Assistant) for, duly call and give notice of an extraordinary general meeting of GEHI’s shareholders (the “Special Meeting”). GEHI shall convene and hold the Special Meeting for the purpose of obtaining the approval of the GEHI Shareholder Matters, which meeting shall be held not more than twenty-five (25) Business Days after the date on which GEHI mails the Proxy Statement to its shareholders. GEHI shall use reasonable best efforts to obtain the approval of the GEHI Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the GEHI Shareholder Matters. Notwithstanding anything to the contrary contained in this Agreement, GEHI shall be entitled to (and in the case of the following clauses (ii) or (iii), at the request of NetDragon, GEHI shall) postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of GEHI has determined in good faith is required by applicable Legal Requirements is disclosed to GEHI’s shareholders and for such supplement or amendment to be promptly disseminated to GEHI’s shareholders with sufficient time prior to the Special Meeting for GEHI’s shareholders to consider the disclosures contained in such supplement or amendment; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient GEHI Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the GEHI Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), or (iii), the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall GEHI postpone or adjourn the Special Meeting for more than fifteen (15) days later than the most recently postponed or adjourned meeting; provided, further, that in no event shall GEHI be permitted to postpone or adjourn the Special Meeting more than three times or reconvene the Special Meeting on a date that is later than five (5) Business Days prior to the Outside Date.
(c)   Subject to the proviso in the immediately following sentence, GEHI shall include the GEHI Board Recommendation in the Proxy Statement. The board of directors of GEHI shall not (and no committee or subgroup thereof shall) change, withdraw, revoke, withhold, qualify or modify, or publicly propose to change, withdraw, revoke, withhold, qualify or modify, the GEHI Board Recommendation (a “Change in Recommendation”); provided, however, that the board of directors of GEHI may make a Change in Recommendation if it determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach by the board of directors of its fiduciary obligations to GEHI’s shareholders under applicable Legal Requirements. GEHI agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the GEHI Shareholder Matters shall not be affected by any Change in Recommendation, and GEHI agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its shareholders the matters contemplated by the Proxy Statement as contemplated by Section 7.1(b), regardless of whether or not there shall have occurred any Change in Recommendation.
(d)
NetDragon Shareholder Approval.

(i)   Prior to the date hereof, NetDragon has made the PN15 Application with the HKSE. NetDragon shall use its reasonable best efforts to obtain the PN15 Approval from the HKSE, subject to the HKSE Listing Rules and any requirements from the HKSE.
(ii)   NetDragon plans to submit with the HKSE a draft of the circular (as such filing is amended or supplemented pursuant to the Hong Kong Listing Rules, the “Circular”) in connection with the Transactions pursuant to the HKSE Listing Rules, for the purposes of soliciting proxies from shareholders of NetDragon to vote at the NetDragon Extraordinary General Meeting in favor of the approval and adoption of NetDragon Shareholder Matters. After the receipt of the HKSE Clearance, NetDragon shall dispatch the Circular on or around the Proxy Filing Date to its shareholders of record, as of the record date to be established by the board of directors of NetDragon.

(iii)   Prior to making the submission of the Circular with the HKSE or any amendments thereto, Best Assistant will cause NetDragon to make available to GEHI drafts of the Circular and such amendments and any other documents to be filed by NetDragon with the HKSE that specifically relate to GEHI, both preliminary and final, and any amendment or supplement to the Circular or such other document. Best Assistant will cause NetDragon to advise GEHI, promptly after it receives written notice thereof, of: (A) the time when the draft Circular has been submitted; (B) any comments from the HKSE relating to the Circular and responses thereto that specifically relate to GEHI; and (C) requests by the HKSE for additional information relating to the Circular (including any amendment or supplement thereto) that specifically relate to GEHI. NetDragon shall promptly respond to any HKSE comments on the Circular and shall use reasonable best efforts to have the Circular cleared by the HKSE as promptly as practicable subject to the HKSE Listing Rules and any other requirements from the HKSE.
(iv)   If, at any time prior to the Closing, there shall be discovered any information that should be set forth in an amendment or supplement to the Circular so that the Circular would not include untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, NetDragon and GEHI shall promptly cooperate in the preparation and filing of an amendment or supplement to the Circular describing or correcting such information such that the Circular no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Closing, GEHI discovers any information, event or circumstance relating to itself, its business or any of its Affiliates, officers, directors or employees that GEHI has been informed by NetDragon or Best Assistant in writing as information that should be set forth in an amendment or a supplement to the Circular so that the Circular would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then it shall promptly inform Best Assistant of such information, event or circumstance.
(v)   GEHI agrees to use reasonable best efforts to promptly provide Best Assistant with all information in its possession concerning (a) the business, management, operations and financial condition of itself and its Subsidiaries and (b) officers, directors, employees, shareholders, and other equityholders and such other matters, in each case, reasonably requested by Best Assistant for inclusion in the Circular, the PN15 Application and other submissions required by the HKSE Listing Rules to be made to the HKSE in connection with the Transactions to the extent necessary or advisable (based on written advice from outside counsel of NetDragon or Best Assistant) for obtaining and maintaining the effectiveness of the HKSE Clearance and the PN15 Approval. GEHI shall cause the directors, officers and employees of itself and its Subsidiaries to be reasonably available to Best Assistant, NetDragon and its counsel, auditors and other advisors in connection with the drafting of the Circular and other submission required by the HKSE Listing Rules to be made to the HKSE in connection with the Transactions and responding in a timely manner to comments from the HKSE thereon. In furtherance of the foregoing, each of the Principal Parties hereby consents to the inclusion of the financial statements it delivered pursuant to Section 7.15 in the Circular.
(vi)   NetDragon shall, as promptly as practicable following the receipt of the HKSE Clearance, duly call and give notice of, an extraordinary general meeting of NetDragon’s shareholders (the “NetDragon Extraordinary General Meeting”), for the purpose of obtaining the approval and adoption of the NetDragon Shareholder Matters (the “NetDragon Shareholder Approval”), which meeting shall be held not more than twenty-five (25) Business Days after the date on which NetDragon despatches the Circular to its shareholders. NetDragon shall use reasonable best efforts to obtain the approval of the NetDragon Shareholder Matters at the NetDragon Extraordinary General Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the NetDragon Shareholder Matters. Notwithstanding anything to the contrary contained in this Agreement, NetDragon shall be entitled to (and in the case of the following clauses (ii) and (iii), at the request of GEHI, NetDragon shall) postpone or adjourn the NetDragon

Extraordinary General Meeting: (i) to ensure that any supplement or amendment to the Circular that the board of directors of NetDragon has determined in good faith is required by applicable Legal Requirements is disclosed to NetDragon’s shareholders; (ii) if, as of the time for which the NetDragon Extraordinary General Meeting is originally scheduled (as set forth in the Circular), there are insufficient shares of NetDragon represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the NetDragon Extraordinary General Meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the NetDragon Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii) or (iii), the NetDragon Extraordinary General Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of GEHI (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall NetDragon postpone or adjourn the NetDragon Extraordinary General Meeting for more than fifteen (15) days later than the most recently postponed or adjourned meeting; provided, further, that in no event shall NetDragon be permitted to postpone or adjourn the NetDragon Extraordinary General Meeting more than three times or reconvene the NetDragon Extraordinary General Meeting on a date that is later than five (5) Business Days prior to the Outside Date.
7.2
Listing Application; Listing.

(a)   GEHI shall cause the GEHI Ordinary Shares to be issued as the Merger Consideration to be approved for listing on the NYSE (through ADSs) on a tier no lower than the GEHI Class A Shares traded through ADSs on the date hereof. eLMTree shall cooperate and shall procure that its Representatives cooperate with GEHI in a timely manner as reasonably requested by GEHI in connection with the application for such listing (the “Listing Application”) to be submitted to the NYSE in accordance with applicable Legal Requirements in connection with the Transactions, including furnishing to GEHI and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or as may be reasonably requested in connection with the Supplemental Listing Application. In furtherance of the foregoing, eLMTree hereby consents to deliver to GEHI such financial statements as may be required to be included the Listing Application.
(b)   From the date hereof through the Closing, GEHI shall ensure that GEHI remains listed as a public company on the NYSE, in compliance with any applicable NYSE rules and regulations, and that the ADSs remain listed on the NYSE.
(c)   From the date hereof through the Closing, GEHI shall keep current and timely file all reports or information required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Legal Requirements, including the timely filing of an annual report on Form 20-F for the fiscal year ending December 31, 2022.
7.3
Certain Regulatory Matters.

(a)   Each applicable Party shall, and cause its Affiliates to, (i) prepare and file, in connection with the Transactions, an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable, and in any event within ten (10) Business Days after the date of this Agreement; (ii) promptly and in good faith provide additional non-privileged information and documents, (x) requested by the U.S. Federal Trade Commission and U.S. Department of Justice or other relevant Governmental Entity in connection with such notifications and filings or (y) that are necessary, proper or advisable to permit the consummation of the Transactions, including responding to such information requested by a Governmental Entity; and (iii) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 7.3(a) to cause the expiration or termination of the applicable waiting periods under the HSR Act, or receipt of required approvals or clearances under all applicable Antitrust Laws as soon as practicable.
(b)   In connection with the efforts referenced in the Section 7.3(a) and this Section 7.3(b), each applicable Party shall use its reasonable best efforts to, cooperate, and cause its Affiliates to cooperate with each other (including promptly furnish to the other Parties such necessary information, documents and reasonable assistance as the other may reasonably request) in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party. In furtherance and not in limitation of the foregoing, each applicable Party shall: (i) promptly inform each Principal Party of any substantive communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (ii) permit each other to review in advance all proposed notices, submissions, filings, applications, undertakings, and information and correspondence to such Governmental Entity regarding the Transactions, except for the Parties’ Joint Notice and HSR filing, and incorporate reasonable comments thereto; (iii) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend; (iv) promptly furnish each other with copies of all correspondence, filings (to the extent allowed under applicable Legal Requirements) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions; and (v) give the other prompt written notice of the commencement of any Legal Proceeding with respect to the Transactions and keep the other Parties reasonably informed as to the status of any such Legal Proceeding; provided, however, that materials required to be provided pursuant to this Section 7.3(b) may be redacted (A) to remove references concerning the valuation of the Party, (B) as necessary to comply with contractual arrangements existing as of the date hereto, (C) as necessary to comply with applicable law, and (D) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a Party may reasonably designate any competitively sensitive information. For the avoidance of doubt, this Section 7.3(b) does not apply to any communications between an eLMTree Group Company or NetDragon with CFIUS in connection with the Existing Mitigation Agreement to the extent unrelated to the Completion of CFIUS Process.
(c)   As promptly as practicable, each applicable Party shall use its reasonable best efforts to cooperate, provide information and otherwise assist with (i) the making of the draft Joint Notice to CFIUS within ten (10) Business Days after the date of this Agreement, and the making of the formal Joint Notice within seven (7) Business Days of the receipt of comments from CFIUS on the draft Joint Notice in the pre-notice consultation process, (ii) as promptly as reasonably practicable, responding to any request received from CFIUS for any certification, additional information, documents or other materials in respect of either of such notices or the transaction, (iii) ensuring that any information furnished by such Party to CFIUS is true, complete and correct in all material respects, (iv) except as required to protect confidential commercial, financial, or otherwise sensitive information, the sharing of copies, or portions thereof, of all such documents to the Principal Parties prior to filing and reasonable consideration of all additions, deletions or changes suggested by the Principal Parties in connection therewith, and (v) resolving any review, investigation, or other inquiry of CFIUS, or any CFIUS member agency, with respect to the Transactions, including, for avoidance of doubt, any mitigation or other agreement requested by CFIUS.
(d)   Any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings contemplated under this Section 7.3 (the “Regulatory Filing Fees”), shall be borne by eLMTree; provided that, any filing fees paid by any party in connection with the Proxy Statement and the Listing Application shall be borne exclusively by GEHI.

7.4
Other Filings; Press Release.

(a)   As promptly as practicable after execution of this Agreement, GEHI will prepare and file a Current Report on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be agreed in advance in writing by the Principal Parties.
(b)   Prior to the date hereof, NetDragon has prepared a draft of the announcement in connection with the Transactions pursuant to the HKSE Listing Rules, which announcement (subject to any amendments or supplements thereto) will be published on the websites of the HKSE and NetDragon pursuant to the HKSE Listing Rules.
(c)   Any press release announcing the execution of this Agreement issued by any Principal Party or its Affiliates shall be subject to the reasonable approval of the other Principal Party.
7.5
Confidentiality; Communications Plan; Access to Information.

(a)   Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. With respect to each Party, such confidentiality obligations will not apply to: (i) information which was known to such Party or its Representatives prior to their receipt of such information from the another Party hereto; (ii) information which is or becomes generally known to the public without breach by such Party of this Agreement or an existing obligation of confidentiality; (iii) information acquired by such Party or its Representative from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure consented to in writing by GEHI (with respect to the non-public information of a GEHI Party) or Best Assistant (with respect to the non-public information of an eLMTree Party). Notwithstanding anything to the contrary, this Section 7.5(a) shall terminate and be of no further force or effect upon the Closing.
(b)   The Principal Parties shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Principal Parties (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Legal Requirements, in which case (other than routine disclosures to Governmental Entities in the ordinary course of business) the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and subject to the Legal Requirements, such public announcement or public communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) in the case of the eLMTree Group Companies, (x) internal announcements to employees of the eLMTree Group Companies or (y) communications to banks, customers or suppliers of the eLMTree Group Companies as Best Assistant determines to be reasonably appropriate in good faith; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.4 or this Section 7.5(b); and (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; provided that in the case of clause (iii), such announcement or other communication shall be made in accordance with the communication plan agreed upon by the Parties pursuant to the first sentence of this Section 7.5(b).

(c)   Best Assistant will afford GEHI and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of the eLMTree Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the eLMTree Group Companies, as GEHI may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such eLMTree Group Companies. GEHI will afford the Best Assistant and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of GEHI during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of GEHI, as Best Assistant may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of GEHI. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other privilege or, (ii) violate any Contract to which such Party is a party or bound, provided, that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii).
7.6
Reasonable Best Efforts.

(a)   Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (ii) the obtaining of all necessary waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings with Governmental Entities, and the taking of all commercially reasonable steps as may be necessary to avoid any Legal Proceeding against this Agreement or any of the Transactions contemplated by this Agreement; (iii) the obtaining of all consents, approvals or waivers from third parties set forth on Schedule 7.6(a)(iii) of the Best Assistant Disclosure Letter; (iv) the obtaining of all consents, approvals or waivers from third parties set forth on Schedule 7.6(a)(iv) of the GEHI Disclosure Letter; (v) the defending of any Legal Proceeding challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions.
(b)   Notwithstanding anything herein to the contrary (including Section 7.3 and this Section 7.6), nothing in this Agreement shall be deemed to require (i) any eLMTree Party to agree to any Restrictive Condition with respect to eLMTree, and (ii) GEHI to agree to any Restrictive Condition with respect to itself, in each case, in order to satisfy the Required Approvals Condition. Without the written consents of Best Assistant, no Party shall offer, propose, negotiate, commit, agree to, take or effect any Restrictive Conditions with respect to eLMTree or the GEHI Remaining Operations in order to satisfy the Required Approvals Condition.
7.7   No GEHI Securities Transactions.   Best Assistant shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, engage in any transactions involving the securities of GEHI prior to the time of the making of a public announcement regarding the Transactions, without GEHI’s consent. Best Assistant shall direct each of its officers and directors to comply with the foregoing requirement.
7.8   Disclosure of Certain Matters.   Each Party hereto will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition of which it obtains Knowledge that: (i) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; (ii) would require any amendment or supplement to the Proxy Statement; or (b) the receipt of written notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.

7.9   No Solicitation.
(a)   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, Best Assistant shall not, and shall cause its Affiliates (including NetDragon) not to, and shall direct its shareholders, employees, agents, officers, directors, managers, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Parties hereto and their respective Representatives) concerning any merger, consolidation, sale of any material portion of the ownership interests and/or assets of any of the eLMTree Group Companies, recapitalization of any of the eLMTree Group Companies or similar transaction involving any of the eLMTree Group Companies (each, an “eLMTree Business Combination”); (ii) enter into any Contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an eLMTree Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding an eLMTree Business Combination. Best Assistant shall, and shall cause its Affiliates (including NetDragon) to, and shall cause their respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any Person with respect to any eLMTree Business Combination.
(b)   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, GEHI and the other GEHI Parties shall not, and shall direct its Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Parties hereto and their respective Representatives) concerning any merger, consolidation, sale of ownership interests or assets of GEHI (other than the Parties hereto and their respective Representatives), recapitalization of GEHI or similar transaction involving GEHI (each, a “GEHI Business Combination”); (ii) enter into any Contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a GEHI Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a GEHI Business Combination. GEHI and the other GEHI Parties shall, and shall cause their respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any Person with respect to any GEHI Business Combination.
(c)   Each Party shall promptly (and in no event later than 48 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to an eLMTree Business Combination or a GEHI Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If any Party or its Representatives receives an inquiry, proposal, offer or submission with respect to an eLMTree Business Combination or a GEHI Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding an eLMTree Business Combination or a GEHI Business Combination by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an eLMTree Business Combination or a GEHI Business Combination, as applicable.
7.10   Director and Officer Indemnification and Insurance.
(a)   eLMTree Group Companies.
(i)   GEHI agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any eLMTree Group Company (each, together with such person’s heirs, executors or administrators, an

“eLMTree D&O Indemnified Party”), as provided in their respective Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, GEHI shall cause each eLMTree Group Company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of its Governing Documents as in effect immediately prior to the Closing Date, and GEHI shall, and shall cause the eLMTree Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any eLMTree D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.
(ii)   Prior to the Closing, eLMTree shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “eLMTree D&O Tail”) or alternatively an annual ongoing directors’ and officers’ liability insurance, in each case, in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of an eLMTree Group Company currently covered by eLMTree’s and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage and amounts no less favorable than those of such policy in effect on the date of this Agreement or as commercially practicable under market conditions at such time. The eLMTree D&O Tail shall be maintained for the six-year period following the Closing. GEHI shall, and shall cause the Surviving Sub to, maintain the eLMTree D&O Tail in full force and effect for their full terms and cause all obligations thereunder to be honored by the eLMTree Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.10(a)(ii).
(iii)   The rights of each eLMTree D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of any eLMTree Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of GEHI and the eLMTree Group Companies under this Section 7.10(a) shall not be terminated or modified in such a manner as to adversely affect any eLMTree D&O Indemnified Party without the consent of such eLMTree D&O Indemnified Party. The provisions of this Section 7.10(a) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the eLMTree D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.10(a).
(iv)   If GEHI or, after the Closing, any eLMTree Group Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of GEHI or such eLMTree Group Company, as applicable, assume the obligations set forth in this Section 7.10(a).
(b)   GEHI.
(i)   GEHI agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of GEHI (each, together with such person’s heirs, executors or administrators, a “GEHI D&O Indemnified Party”), as provided in its Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, GEHI shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of GEHI’s Governing Documents as in effect immediately after the Closing Date, and GEHI shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any GEHI D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.
(ii)   Prior to the Closing, GEHI shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “GEHI D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of GEHI currently covered by the GEHI and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing, provided that, the total cost the GEHI D&O Tail shall not exceed 350% of the annual premium paid as of the date hereof by GEHI for its existing directors’ and officers’ liability insurance policy. GEHI shall maintain the GEHI D&O Tail in full force and effect for its full term and honor all obligations thereunder, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.10(b)(ii).
(iii)   The rights of each GEHI D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of GEHI, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of GEHI under this Section 7.10(b) shall not be terminated or modified in such a manner as to adversely affect any GEHI D&O Indemnified Party without the consent of such GEHI D&O Indemnified Party. The provisions of this Section 7.10(b) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the GEHI D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.10(b).
(iv)   If GEHI or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of GEHI assume the obligations set forth in this Section 7.10(b).
7.11   Tax Matters.
Notwithstanding anything in this Agreement to the contrary, transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions contemplated under this Agreement (but excluding the other Transaction Agreements), including the eLMTree Restructuring (but excluding the Best Assistant Redemption) (collectively, “Transfer Taxes”) shall be borne and paid by GEHI, provided that, for the avoidance of doubt, GEHI shall not bear and pay/reimburse the Transfer Taxes of Best Assistant (including those in connection with the eLMTree Restructuring) in the event that the Closing does not occur. The party required by applicable Legal Requirement shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Parties shall reasonably cooperate with respect thereto as necessary).
7.12   Interim Transaction Financing.   Between the date of this Agreement and the Closing, each Principal Party may solicit any Interim Transaction Financing in connection with the Merger. Each Principal Party shall, and shall cause its Representatives to, reasonably cooperate with the other Principal Party in connection with the efforts to obtain any such Interim Transaction Financing. Without limiting the foregoing, if requested by a Principal Party, the other Principal Party shall, and shall cause its Representatives to, reasonably cooperate with the requesting Principal Party in connection with discussion, negotiation and entry into of the applicable definitive agreements in connection with any Interim Transaction Financing. Notwithstanding the foregoing, any definitive agreements in connection with any Interim Transaction Financing shall be approved in writing by all the Principal Parties (such approval not to be unreasonable withheld, conditioned or delayed).
7.13
ACP Bond Purchase Agreement; GEHI Divestiture Agreement; GEHI Share Purchase Agreement.

(a)   GEHI shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacement of, the ACP Bond Purchase Agreement without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), except for such amendments or modifications that are purely clerical in nature. GEHI shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the ACP Bond Purchase Agreement on the terms and conditions described therein, including maintaining in effect the

ACP Bond Purchase Agreement and using its reasonable best efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to GEHI in the ACP Bond Purchase Agreement and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the ACP Bond Purchase Agreement (other than conditions that by their nature are to be satisfied at the Bond Closing) have been satisfied, consummate transactions contemplated by the ACP Bond Purchase Agreement at the Closing; and (iii) enforce its rights under the ACP Bond Purchase Agreement in the event that all conditions in the ACP Bond Purchase Agreement (other than conditions that by their nature are to be satisfied at the Bond Closing) have been satisfied, to cause ACP to purchase the ACP PubCo Bonds at the Closing. Without limiting the generality of the foregoing, GEHI shall give Best Assistant, prompt (and, in any event within 48 hours) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to the ACP Bond Purchase Agreement known to GEHI; (B) of the receipt of any written notice or other written communication from any party to the ACP Bond Purchase Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to the ACP Bond Purchase Agreement or any provisions of the ACP Bond Purchase Agreement; and (C) if GEHI does not expect the Bond Closing to occur in the manner contemplated by the ACP Bond Purchase Agreement.
(b)   GEHI shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacement of, the GEHI Divestiture Agreement without the prior written consent of Best Assistant (such consent not to be unreasonably withheld, conditioned or delayed), except for such amendments or modifications that are purely clerical in nature. GEHI shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the GEHI Divestiture Agreement on the terms and conditions described therein, including maintaining in effect the GEHI Divestiture Agreement and using its reasonable best efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to GEHI in the GEHI Divestiture Agreement and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the GEHI Divestiture Agreement (other than conditions that by their nature are to be satisfied at the Divestiture Closing) have been satisfied, consummate transactions contemplated by the GEHI Divestiture Agreement at the Closing; and (iii) enforce its rights under the GEHI Divestiture Agreement in the event that all conditions in the GEHI Divestiture Agreement (other than conditions that by their nature are to be satisfied at the Divestiture Closing) have been satisfied, to cause the Divestiture Purchaser to consummate the GEHI Divestiture immediately before the Closing (and for the avoidance of doubt, immediately before the closing of the GEHI Secondary Sale). Without limiting the generality of the foregoing, GEHI shall give Best Assistant, prompt (and, in any event within 48 hours) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to the GEHI Divestiture Agreement known to GEHI; (B) of the receipt of any written notice or other written communication from any party to the GEHI Divestiture Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to the GEHI Divestiture Agreement or any provisions of the GEHI Divestiture Agreement; and (C) if GEHI does not expect the GEHI Divestiture to occur in the manner contemplated by the GEHI Divestiture Agreement.
(c)   Best Assistant shall cause ND BVI to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the GEHI Share Purchase Agreement on the terms and conditions described therein, including maintaining in effect the GEHI Share Purchase Agreement and using its reasonable best efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to ND BVI in the GEHI Share Purchase Agreement and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the GEHI Share Purchase Agreement (other than conditions that by their nature are to be satisfied at the Secondary Sale Closing) have been satisfied, consummate transactions contemplated by the GEHI Share Purchase Agreement immediately before the Closing; and (iii) enforce its rights under the GEHI Share Purchase Agreement in the event that all conditions in the GEHI Share Purchase Agreement (other than conditions that by their nature are to be satisfied at the Secondary Sale Closing) have been satisfied, to cause the Secondary Sellers to consummate the GEHI Secondary Sale immediately before the Closing (but for the avoidance of doubt, immediately after the closing of the GEHI Divestiture). Without limiting the generality of the foregoing, Best Assistant shall give GEHI prompt (and, in any event within 48 hours) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to the GEHI Share Purchase Agreement known to Best Assistant or ND BVI; (B) of the receipt of any written notice or other written communication from any party to the GEHI Share Purchase Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to the GEHI Share Purchase Agreement or any provisions of the GEHI Share Purchase Agreement; and (C) if Best Assistant or ND BVI does not expect the GEHI Secondary Sale to occur in the manner contemplated by the GEHI Share Purchase Agreement.
7.14   Board of Directors.
(a)   GEHI shall take all necessary action prior to the Effective Time such that (i) each director of GEHI in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (ii) the GEHI Board, immediately after the Effective Time, shall consist of seven (7) directors (each, a “GEHI Director”), of which (i) three (3) directors will be designated in writing by Best Assistant at least ten (10) Business Days prior to the Closing (each, an “eLMTree Director”), with one eLMTree Director being the chairman of the GEHI Board, and (ii) the remaining four (4) directors will be Independent Directors, to be designated in writing by Best Assistant at least ten (10) Business Days prior to the Closing.
(b)   Each GEHI Director and eLMTree Director shall have one (1) vote.
(c)   The parties acknowledge that so long as GEHI remains a public reporting company, the GEHI Board will continue to satisfy applicable securities laws and the NYSE Listed Company Manual, including maintaining an independent audit committee. GEHI shall enter into an indemnification agreement with each member of the GEHI Board, on a form to be determined by Best Assistant in good faith, within fifteen (15) days of the appointment of the applicable members of the GEHI Board.
(d)   GEHI shall take all necessary action prior to the Effective Time such that (i) each officer of GEHI in office immediately prior to the Effective Time shall cease to be an officer immediately following the Effective Time and (ii) such individuals designated in writing by Best Assistant at least ten (10) Business Days prior to the Closing be appointed the officers of GEHI as of the Effective Time until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed.
7.15   Financial Statements.
(a)   From the date hereof until the Closing, Best Assistant shall use commercially reasonable efforts to promptly obtain from Deloitte (or such other auditor to the reasonable satisfaction of the other Principal Parties, or as required by the SEC, the NYSE and/or the HKSE, as applicable) such financial statements of the eLMTree Operations for such period and on such standards as required by the SEC, the NYSE and/or the HKSE, as applicable, in connection with the Transactions.
(b)   From the date hereof until the Closing, GEHI shall use commercially reasonable efforts to promptly obtain from Marcum LLP (or such other auditor to the reasonable satisfaction of the other Principal Parties, or as required by the SEC, the NYSE and/or the HKSE, as applicable) such financial statements of the GEHI Remaining Operations for such period and on such standards as required by the SEC, the NYSE and/or the HKSE, as applicable, in connection with the Transactions.
(c)   Promptly after the eLMTree Audited Financial Statements become available, Best Assistant shall provide a copy of the eLMTree Audited Financial Statements to GEHI.
(d)   Promptly after the GEHI Remaining Operation Audited Financial Statements become available, GEHI shall provide a copy of the GEHI Remaining Operation Audited Financial Statements to Best Assistant.

7.16   eLMTree Restructuring.
(a)   As soon as reasonably practicable after the date of this Agreement, Best Assistant shall (i) incorporate eLMTree in the Cayman Islands in the form of an exempted company limited by shares and as its wholly owned subsidiary, (ii) as the sole shareholder of eLMTree, approve the execution, delivery and performance of this Agreement and the consummation of the applicable Transactions contemplated hereby, and adopt this Agreement, and (iii) cause eLMTree to execute and deliver a joinder, in substantially the form attached hereto as Exhibit E (the “Joinder”) pursuant to which eLMTree will accede to the terms of this Agreement and join this Agreement as a “Party” and an “eLMTree Party”.
(b)   Best Assistant shall complete the eLMTree Restructuring in a manner that does not materially and adversely affect the value of the eLMTree Operations or otherwise is reasonably acceptable to GEHI, as soon as reasonably practicable after the date of this Agreement in compliance with applicable Legal Requirements.
(c)   Best Assistant shall keep GEHI reasonably informed of the status and progress of the eLMTree Restructuring in all material respects (including any potential material obstacles or delays).
7.17   Assured Entitlement Distribution.   The Parties acknowledge that, subject to applicable Legal Requirements and requirements of the HKSE, approximately 2% of the total GEHI Ordinary Shares to be received by ND BVI in the Transactions (including under this Agreement as Merger Consideration and under the GEHI Secondary Share Purchase Agreement) will be distributed to ND BVI’s direct shareholder NetDragon, which will in turn further distribute such GEHI Ordinary Shares to certain of its shareholders as contemplated in the PN15 Application (the “Assured Entitlement Distribution”). The Parties agree to use commercially reasonable efforts to cooperate with Best Assistant and NetDragon in order to consummate such Assured Entitlement Distribution.
7.18   General Lock-Up Agreement.   Prior to the Closing, Best Assistant shall use commercially reasonable efforts to procure that each of its shareholders enter into the General Lock-Up Agreement with GEHI, except for such shareholders who have delivered either the Insider Lock-Up Agreement or the General Lock-Up Agreement on the date hereof.
ARTICLE VIII
CONDITIONS TO THE TRANSACTION
8.1   Conditions to Obligations of Each Party’s Obligations.   The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing:
(a)   At the Special Meeting (including any adjournments thereof), the GEHI Shareholder Approval shall have been obtained and shall remain in full force and effect.
(b)   At the NetDragon Extraordinary General Meeting (including any adjournments thereof), the NetDragon Shareholder Approval shall have been obtained and shall remain in full force and effect.
(c)   (i) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated, (ii) the Completion of CFIUS Process, and (iii) the HKSE Clearance and the PN15 Approval shall have been obtained and remain effective (the condition in this clause (c), the “Required Approvals Condition”).
(d)   No provision of any applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions contemplated under this Agreement shall be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions contemplated under this Agreement shall be in effect.
(e)   NYSE approval of the Listing Application submitted by GEHI shall have been obtained.
(f)   No general suspension or material limitation of trading in the ADSs has been imposed or threatened by the SEC or the NYSE (except for the threatened suspension as disclosed on the Form 6-K filed with the SEC on April 20, 2022, or in connection with the Holding Foreign Companies Accountable Act).

(g)   The conditions for the closing of the transactions under the ACP Bond Purchase Agreement (pursuant to the terms of the ACP Bond Purchase Agreement) (the “Bond Closing”) shall have been satisfied or waived and the Bond Closing shall have occurred concurrently with the Closing.
(h)   The conditions for the closing of the transactions under the GEHI Divestiture Agreement (pursuant to the terms of the GEHI Divestiture Agreement) (the “Divestiture Closing”) shall have been satisfied or waived, and the Divestiture Closing shall have occurred immediately prior to the Closing.
(i)   The conditions for the closing of the transactions under the GEHI Share Purchase Agreement (pursuant to the terms of the GEHI Share Purchase Agreement) (the “Secondary Sale Closing”) shall have been satisfied or waived, and the Secondary Sale Closing shall have occurred immediately prior to the Closing.
(j)   The GEHI Board shall consist of four (4) Independent Directors and three (3) eLMTree Directors immediately after the Effective Time.
8.2   Additional Conditions to Obligations of the eLMTree Parties.   The obligations of each eLMTree Party to consummate and effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by Best Assistant:
(a)   (i) The Fundamental Representations of each GEHI Party shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “GEHI Material Adverse Effect” or any similar limitation contained herein) on and as of the applicable Closing Date as though made on and as of the applicable Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a GEHI Material Adverse Effect.
(b)   Each GEHI Party shall have performed or complied with all agreements and covenants required by this Agreement and the other Transaction Agreements to be performed or complied with by it on or prior to the applicable Closing Date, in each case in all material respects.
(c)   No GEHI Material Adverse Effect shall have occurred since the date of this Agreement.
(d)   The Cash Requirement with respect to GEHI is satisfied on the Closing Date.
(e)   GEHI shall have delivered to eLMTree and Best Assistant a certificate, signed by a duly authorized officer of GEHI and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a), Section 8.2(b), Section 8.2(c) and Section 8.2(d).
(f)   The memorandum and articles of association of GEHI shall have been amended and restated in its entirety in the form of the GEHI A&R MAA and the GEHI Class B Share Conversion shall have occurred in connection therewith.
(g)   GEHI shall have delivered the Registration Rights Agreement, duly executed by GEHI.
(h)   GEHI shall have delivered to Best Assistant a PRC law legal opinion from Commerce & Finance Law Offices and addressed to GEHI that the GEHI Divestiture complies with the Legal Requirements of PRC, in form and substance reasonably satisfactory to eLMTree and Best Assistant.
8.3   Additional Conditions to the Obligations of GEHI.   The obligations of the GEHI Parties to consummate and effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by GEHI:

(a)   (i) The Fundamental Representations of each eLMTree Party shall be true and correct in all respects on and as of the applicable Closing Date as though made on and as of the applicable Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), based on the assumption that the eLMTree Restructuring shall have been completed pursuant to the terms hereof; and (ii) all other representations and warranties set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “eLMTree Material Adverse Effect” or any similar limitation contained herein) on and as of the applicable Closing Date as though made on and as of the applicable Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), based on the assumption that the eLMTree Restructuring shall have been completed pursuant to the terms hereof, except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have an eLMTree Material Adverse Effect.
(b)   Each eLMTree Party shall have performed or complied with all agreements and covenants required by this Agreement and the other Transaction Agreements to be performed or complied with by it on or prior to the applicable Closing Date, in each case in all material respects.
(c)   No eLMTree Material Adverse Effect shall have occurred since the date of this Agreement.
(d)   The Cash Requirement with respect to eLMTree is satisfied on the Closing Date.
(e)   The eLMTree Restructuring shall have been completed pursuant to the terms hereof.
(f)   Best Assistant shall have delivered to GEHI a certificate, signed by a duly authorized officer of Best Assistant and dated as of the applicable Closing Date, certifying as to the matters set forth in Section 8.3(a) to Section 8.3(e).
ARTICLE IX
TERMINATION
9.1   Termination.   This Agreement may be terminated at any time prior to the Closing:
(a)   by mutual written agreement of the Principal Parties at any time;
(b)   by any Principal Party if the Closing shall not have occurred by the date that is six (6) months after the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Principal Party if the action or failure to act of such Principal Party (or in the case of the GEHI, any GEHI Party, or in the case of Best Assistant, any eLMTree Party) has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement;
(c)   by any Principal Party if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated under this Agreement, including the Merger, which Order or other action is final and nonappealable;
(d)   by Best Assistant, upon a breach of any covenant or agreement set forth in this Agreement on the part of any GEHI Party, or if any representation or warranty of any GEHI Party shall have become untrue, in either case, such that the conditions set forth in Sections 8.1 and 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by the GEHI Party is curable by the GEHI Parties prior to the Outside Date, then Best Assistant must first provide written notice of such breach to GEHI and may not terminate this Agreement under this Section 9.1(d), if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from Best Assistant to GEHI of such breach; and (ii) the Outside Date; provided, further, that it being understood that Best Assistant may not terminate this Agreement pursuant to this Section 9.1(d) if it shall have materially breached this Agreement and such breach has not been cured;

(e)   by GEHI, upon a breach of any covenant or agreement set forth in this Agreement on the part of any eLMTree Party or if any representation or warranty of any eLMTree Party shall have become untrue, in either case such that the conditions set forth in Sections 8.1 and 8.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the eLMTree Parties prior to the Outside Date, then GEHI must first provide written notice of such breach to Best Assistant and may not terminate this Agreement under this Section 9.1(e), if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from GEHI to Best Assistant of such breach; and (ii) the Outside Date; provided, further, that it being understood that GEHI may not terminate this Agreement pursuant to this Section 9.1(e) if it shall have materially breached this Agreement and such breach has not been cured;
(f)   by any Principal Party, if, at the Special Meeting (including any adjournments thereof), the GEHI Shareholder Approval is not obtained;
(g)   by any Principal Party, if, at the NetDragon Extraordinary General Meeting (including any adjournments thereof), the NetDragon Shareholder Approval is not obtained; or
(h)   by any Principal Party, if the ACP Bond Purchase Agreement, the GEHI Divestiture Agreement or the GEHI Share Purchase Agreement is terminated in accordance with its terms; provided, that it being understood that no Principal Party may terminate this Agreement pursuant to this Section 9.1(h) if it shall have materially breached this Agreement or if it or any of its Affiliates shall have materially breached the ACP Bond Purchase Agreement, the GEHI Divestiture Agreement or the GEHI Share Purchase Agreement, as applicable, and, in each case, such breach has not been cured.
9.2   Notice of Termination; Effect of Termination.
(a)   Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties.
(b)   In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions contemplated under this Agreement shall be abandoned, except for and subject to the following: (i) Section 7.5(a) (Confidentiality; Communications Plan; Access to Information), this Section 9.2 (Notice of Termination; Effect of Termination), and Article XI (General Provisions) shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any intentional breach of this Agreement or fraud.
ARTICLE X
NO SURVIVAL
10.1   No Survival.   None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to fraud.
ARTICLE XI
GENERAL PROVISIONS
11.1   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date that transmission is confirmed electronically, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to any GEHI Party, to:
Gravitas Education Holdings, Inc.
3/F, No. 28 Building, Fangguyuan Section 1,
Fangzhuang, Fengtai District
Beijing, the PRC
Attention: Xin Fang
E-mail: fangxin@geh.com.cn
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, the PRC
Attention: Peter X. Huang, Esq.
Email: Peter.Huang@skadden.com
Skadden, Arps, Slate, Meagher & Flom LLP
46th Floor, Tower II
Jing An Kerry Center
1539 Nanjing West Road
Shanghai 200040, the PRC
Attention: Yuting Wu, Esq.
Email: Yuting.Wu@skadden.com
if to any eLMTree Party to:
Best Assistant Education Online Limited
Units 2001-05&11, 20/F, Harbour Centre,
25 Harbour Road
Wan Chai, Hong Kong
Attention: Garwin Chan
E-mail: garwin@elm-tree.com
with a copy to:
Cleary Gottlieb Steen & Hamilton
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing 100020
People’s Republic of China
Attention: Denise Shiu
E-mail: dshiu@cgsh.com
and
Cleary Gottlieb Steen & Hamilton
One Liberty Plaza
New York NY 10006
Attention: Adam Brenneman
E-mail: abrenneman@cgsh.com
or to such other address or to the attention of such other Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain) by means provided in this Section 11.1. If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11.2   Interpretation.   The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were (i) delivered to such party or its legal counsel via electronic mail or hard copy form or (ii) included in and available at the “Gem” online datasite hosted by Datasite at least one (1) Business Day prior to the date of this Agreement; provided that the documents and other materials included in and available at such online datasite shall be archived in the form of a CD and delivered to the Principal Parties promptly following the execution of this Agreement. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars. References to “ordinary course of business” (or similar references) shall mean the ordinary course of business consistent with past practice (including as to amounts and terms, as applicable), but taking into account the circumstances, including restrictions imposed by Legal Requirements and health and safety considerations relating to COVID-19 and any relevant COVID-19 Measures.
11.3   Counterparts; Electronic Delivery.   This Agreement, the other Transaction Agreements and each other document executed in connection with the Transactions may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.
11.4   Entire Agreement; Third Party Beneficiaries.   This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 7.10, this Section 11.4 and Section 11.14 (which will be for the benefit of the Persons set forth therein and herein), are not intended to confer upon any other Person other than the Parties any rights or remedies.
11.5   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.
11.6   Other Remedies; Specific Performance.   Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.
11.7   Governing Law.   This Agreement and the consummation the Transactions contemplated under this Agreement, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions contemplated under this Agreement, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions contemplated under this Agreement, shall be governed by and construed in accordance with the laws of Hong Kong regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the laws of the Cayman Islands, in respect of which the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (i) the Merger; (ii) the vesting of the undertaking, property and liabilities of the Merger Sub in the Surviving Sub; (iii) the cancellation of the eLMTree Ordinary Shares; (iv) the fiduciary or other duties of the GEHI Board and the sole directors of the Merger Sub; (v) the general rights of the respective shareholders of GEHI, eLMTree and Merger Sub, including the rights provided for in Section 238 of the Cayman Companies Act with respect to any Dissenting Shares; and (vi) the internal corporate affairs of GEHI, eLMTree and Merger Sub.
11.8   Consent to Jurisdiction; Waiver of Jury Trial.
(a)   Subject to the exception for matters to be governed by the laws of the Cayman Islands and subject to the jurisdiction of the courts of the Cayman Islands as set forth in Section 11.7, any Legal Proceeding arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 11.8 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.
(b)   Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 11.8, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the laws of Hong Kong.
(c)   TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.
11.9   Rules of Construction.   Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction. Ambiguities in an agreement or other document will not be construed against the Party drafting such agreement or document.
11.10   Expenses.   Except as otherwise expressly provided in this Agreement or the other Transaction Agreements, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions.
11.11   Assignment.   No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
11.12   Amendment.   This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.
11.13   Extension; Waiver.   At any time prior to the Closing, GEHI (on behalf of and only with respect to the GEHI Parties) or Best Assistant (on behalf of and only with respect to the eLMTree Parties) may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations of another Party; (b) waive any inaccuracies in the representations and warranties made by another Party contained herein or in any document delivered by another Party pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.
11.14   No Recourse.   Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.
11.15   Disclosure Letters and Exhibits.   The Best Assistant Disclosure Letter and the GEHI Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Best Assistant Disclosure Letter or the GEHI Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of (i) the eLMTree Parties, or (ii) the GEHI Parties, as applicable, in this Agreement. Certain information set forth in the Best Assistant Disclosure Letter and the GEHI Disclosure Letter is or may be included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Best Assistant Disclosure Letter or the GEHI Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Best Assistant Disclosure Letter or the GEHI Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the Best Assistant Disclosure Letter or the GEHI Disclosure Letter is or is not material for purposes of this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.
GEHI
GRAVITAS EDUCATION HOLDINGS, INC.
By:
/s/ Dennis Demiao Zhu

Name:  Dennis Demiao Zhu
Title:   Director
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.
MERGER SUB
BRIGHT SUNLIGHT LIMITED
By:
/s/ Yanlai Shi

Name:   Yanlai Shi
Title:     Director
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.
BEST ASSISTANT
BEST ASSISTANT EDUCATION ONLINE LIMITED
By:
/s/ Leung Lim Kin Simon

Name:   Leung Lim Kin Simon
Title:    Director
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.
NETDRAGON
NETDRAGON WEBSOFT HOLDINGS LIMITED
By:
/s/ Liu Dejian

Name:   Liu Dejian
Title:    Director
[Signature Page to Agreement and Plan of Merger]

Exhibit A
Form of Registration Rights Agreement

Exhibit B-1
Form of Insider Lock-Up Agreement

Exhibit B-2
Form of General Lock-Up Agreement

Exhibit B-3
Form of Existing Shareholder Lock-Up Agreement

Exhibit C
Form of Plan of Merger

Exhibit D
Form of GEHI A&R MAA

Exhibit E
Form of Joinder

Exhibit F
Net Cash Calculation

ANNEX B
Plan of Merger

AGREED FORM
The Companies Act (As Revised) of the Cayman Islands
Plan of Merger
This plan of merger including its annexures (the “Plan of Merger”) is made on [insert date] 2023 between Elmtree Inc. an exempted company incorporated under the laws of the Cayman Islands with limited liability with registered number 401500 having its registered office at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (the “Surviving Company”) and Bright Sunlight Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability with registered number MC-398910 having its registered office at the offices of Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Merging Company”).
Whereas the Merging Company is a Cayman Islands exempted company with limited liability and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).
Whereas the Surviving Company is a Cayman Islands exempted company with limited liability and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.
Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”) all as provided under the Statute and the Merger Agreement (as defined below).
Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement and Plan of Merger dated April 18, 2023 and made between, amongst others, (i) Gravitas Education Holdings, Inc., (ii) the Merging Company, (iii) Best Assistant Education Online Limited, (iv) solely for purposes of Sections 7.1(d) and 7.4(b) thereof, NetDragon Websoft Holdings Limited, and (v) the Surviving Company (after execution of a joinder pursuant to the Merger Agreement) (the “Merger Agreement”), a copy of which is annexed at Annexure 1 hereto.
Now therefore this Plan of Merger provides as follows:
1
The constituent companies (as defined in the Statute) to the Merger are the Surviving Company and the Merging Company.

2
The surviving company (as defined in the Statute) is the Surviving Company.

3
The registered office of the Surviving Company is situated at Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4
Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company will be US$50,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00001 each and the Surviving Company will have [•] ordinary shares in issue.

5
Immediately prior to the Effective Date (as defined below), the authorised share capital of the Merging Company will be US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each and the Merging Company will have 1 ordinary share in issue.

6
The Merger shall be effective on the date that this Plan of Merger is registered by the Cayman Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or other property are set out in the Merger Agreement annexed at Annexure 1 hereto.

8
On the Effective Date, the rights and restrictions attaching to the shares in the Surviving Company are set out in the Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9
The Memorandum and Articles of Association of the Surviving Company immediately prior to the Merger shall be its Memorandum and Articles of Association after the Merger and the authorised share capital of the Surviving Company shall be as set out therein.

10
There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company, in that capacity, consequent upon the Merger.

11
The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12
The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13
Immediately prior to the Effective Date, the names and addresses of each director of the surviving company (as defined in the Statute) are:

13.1
[Insert name of Director] of [Insert personal address of Director];

13.2
[Insert name of Director] of [Insert personal address of Director]; and

13.3
[repeat for all Directors of the surviving company (i.e. prior to the Merger becoming effective)].

14
On the Effective Date, the names and addresses of each director of the surviving company (as defined in the Statute) are:

14.1
[Insert name of Director] of [Insert personal address of Director];

14.2
[Insert name of Director] of [Insert personal address of Director]; and

14.3
[repeat for all Directors of the surviving company (i.e. the merged entity after the Merger becomes effective)].

15
This Plan of Merger has been approved by the board of directors of each of the Surviving Company on [DATE] and the Merging Company on [DATE] pursuant to section 233(3) of the Statute.

16
This Plan of Merger has been authorised by the sole shareholder of the Merging Company pursuant to section 233(6) of the Statute on [DATE].

17
This Plan of Merger has been authorised by the sole shareholder of the Surviving Company pursuant to section 233(6) of the Statute on [DATE].

18
At any time prior to the Effective Date, this Plan of Merger may be:

18.1
terminated by the board of directors of either the Surviving Company or the Merging Company in accordance with the terms of the Merger Agreement;

18.2
amended by the board of directors of both the Surviving Company and the Merging Company in accordance with the terms of the Merger Agreement to:

(a)
change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger by the Cayman Registrar; and

(b)
effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.
19
All notices and other communications in connection with this Plan of Merger must be in writing and shall be given in accordance with Section 11.1 of the Merger Agreement.

20
This Plan of Merger may be executed in counterparts (but shall not be effective until each party has executed at least one counterpart), all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart. Delivery of an executed counterpart of this Plan of Merger by e-mail (PDF) or facsimile shall be effective as delivery of a manually executed counterpart of this Plan of Merger.

21
This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature page follows]

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.
SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Elmtree Inc.	)
SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Bright Sunlight Limited	)

Annexure 1
Agreement and Plan of Merger

Annexure 2
Memorandum and Articles of Association of the Surviving Company

ANNEX C
Sixth Amended and Restated Memorandum and Articles of Association of the Company

AGREED FORM
THE COMPANIES ACT (AS AMENDED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
SIXTH AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
MYND.AI, INC.
(adopted by a Special Resolution passed on [*] and effective immediately prior to the effective time of the merger as contemplated in the Agreement and Plan of Merger dated as of April 18, 2023 by and among Gravitas Education Holdings, Inc., Bright Sunlight Limited, Best Assistant Education Online Limited, and solely for purposes of certain named sections thereof, NetDragon Websoft Holdings Limited)
1.
The name of the Company is Mynd.ai, Inc.

2.
The Registered Office of the Company will be situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.
The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.
The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.
The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.
The authorised share capital of the Company is US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 Ordinary Shares of a par value of US$0.001 each and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.
The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.
Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS AMENDED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
SIXTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
MYND.AI, INC.
(adopted by a Special Resolution passed on [*] and effective immediately prior to the effective time of the merger as contemplated in the Agreement and Plan of Merger dated as of April 18, 2023 by and among Gravitas Education Holdings, Inc., Bright Sunlight Limited, Best Assistant Education Online Limited, and solely for purposes of certain named sections thereof, NetDragon Websoft Holdings Limited)
TABLE A
The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.
INTERPRETATION
1.
In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing the Ordinary Shares;
“Affiliate”
means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;
“Best Assistant Bond”
means the secured exchangeable redeemable bonds due on March 9, 2025 in the principal amount of US$25 million issued by Best Assistant Education Online Limited to Nurture Education (Cayman) Limited on [DATE] 2023, pursuant to the Bond and Warrant Purchase Agreement dated November 10, 2019 (as amended from time to time) entered into by NetDragon, Best Assistant Education Online Limited, Nurture Education (Cayman) Limited and the other parties named therein and the terms and conditions governing such bonds;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;
“Chairman”	means the chairman of the Board of Directors;
“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;
“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
“Company”	means Mynd.ai, Inc., a Cayman Islands exempted company;
“Companies Act”	means the Companies Act (as amended) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“Company’s Website”
means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares and ADSs are listed for trading;
“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;
“electronic”
has the meaning given to it in the Electronic Transactions Act (as amended) and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”
means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (as amended) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“electronic record”
has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;
“NetDragon”	means NetDragon Websoft Holdings Limited;
“Ordinary Resolution”
means a resolution:
(a)
passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)
approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means an Ordinary Share of a par value of US$0.001 in the capital of the Company, designated as an Ordinary Share and having the rights provided for in these Articles;
“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;
“Person”
means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;
“Registered Office”	means the registered office of the Company as required by the Companies Act;
“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;
“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;
“Securities Act”
means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”
means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;
“signed”
means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”
means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:
(a)
passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)
approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act; and
“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

2.
In these Articles, save where the context requires otherwise:

(a)
words importing the singular number shall include the plural number and vice versa;

(b)
words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)
the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)
reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)
reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)
reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)
reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)
any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)
any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction Act; and

(j)
Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.
Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY
4.
The business of the Company may be conducted as the Directors see fit.

5.
The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.
The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.
The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES
8.
Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)
issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)
grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)
grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.
The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 17, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)
the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)
whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)
the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)
whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)
whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)
whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)
whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)
the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)
the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)
any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.
10.
The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.
The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

12.
[RESERVED]

13.
[RESERVED]

14.
[RESERVED]

15.
[RESERVED]

16.
[RESERVED]

MODIFICATION OF RIGHTS
17.
Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

18.
The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES
19.
Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

20.
Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

21.
Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

22.
If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

23.
In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES
24.
The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN
25.
The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

26.
The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

27.
For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

28.
The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES
29.
Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

30.
The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

31.
If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

32.
The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

33.
The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

34.
The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES
35.
If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

36.
The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

37.
If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

38.
A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39.
A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

40.
A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

41.
The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

42.
The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES
43.
The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

44.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.
(b)
The Directors may also decline to register any transfer of any Share unless:

(i)
the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)
the instrument of transfer is in respect of only one Class of Shares;

(iii)
the instrument of transfer is properly stamped, if required;

(iv)
in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)
a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

45.
The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty calendar days in any calendar year.

46.
All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

46A.
Notwithstanding anything contained in these Articles, the Directors shall not decline to register any transfer of Shares, nor may they suspend registration of any transfer of Shares, where such transfer is executed by or in favor of the holder(s) of the Best Assistant Bond. A Share transfer form executed by

NetDragon and such holder(s) of the Best Assistant Bond certifying that the transfer was so executed shall be conclusive evidence of such facts.
TRANSMISSION OF SHARES
47.
The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

48.
Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

49.
A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS
50.
The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL
51.
The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

52.
The Company may by Ordinary Resolution:

(a)
increase its share capital by new Shares of such amount as it thinks expedient;

(b)
consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)
subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)
cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

53.
The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES
54.
Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)
issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)
purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)
make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

55.
The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

56.
The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

57.
The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES
58.
The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

59.
The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS
60.
All general meetings other than annual general meetings shall be called extraordinary general meetings.

61.	(a)	The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.
(b)
At these meetings the report of the Directors (if any) shall be presented.

62.	(a)	The Chairman or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.
(b)
A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)
The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)
If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one calendar days.
(e)
A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS
63.
At least ten (10) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)
in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)
in the case of an extraordinary general meeting, by two-thirds (2/3rd) of the Shareholders having a right to attend and vote at the meeting, present in person or by proxy or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy.

64.
The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS
65.
No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all Shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall be a quorum for all purposes.

66.
If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

67.
If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

68.
The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

69.
If there is no such Chairman of the Board of Directors, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

70.
The chairman may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.
71.
The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

72.
At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any Shareholder present in person or by proxy, and unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

73.
If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

74.
All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

75.
A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS
76.
Each Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company. Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall, at a general meeting of the Company, each have one vote as holder of Ordinary Share and on a poll every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall have one vote for each Ordinary Share of which he is the holder.

77.
In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

78.
Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

79.
No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

80.
On a poll votes may be given either personally or by proxy.

81.
Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

82.
An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

83.
The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)
not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)
in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)
where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.
84.
The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

85.
A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS
86.
Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES
87.
If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to vote individually on a show of hands.

DIRECTORS
88.	(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.
(b)
The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

(c)
The Company may by Ordinary Resolution appoint any person to be a Director.

(d)
The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a vacancy on the Board arising from the office of any Director being vacated in any of the circumstances described in Article 109. In the event of a vacancy arising from the office of an independent director being vacated, the Board may only appoint another independent director to fill such vacancy.

(e)
An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

89.
A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

90.
The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

91.
A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

92.
The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

93.
The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY
94.
Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

95.
Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS
96.
Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

97.
Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

98.
The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

99.
The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

100.
The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.
101.
The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

102.
The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

103.
The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

104.
Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS
105.
The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL
106.
The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

107.
The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

108.
Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS
109.
The office of Director shall be vacated, if the Director:

(a)
becomes bankrupt or makes any arrangement or composition with his creditors;

(b)
dies or is found to be or becomes of unsound mind;

(c)
resigns his office by notice in writing to the Company;

(d)
without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)
is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS
110.
The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

111.
A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

112.
The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

113.
A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. A Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

114.
A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

115.
Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

116.
The Directors shall cause minutes to be made for the purpose of recording:

(a)
all appointments of officers made by the Directors;

(b)
the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)
all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

117.
When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

118.
A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

119.
The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

120.
Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

121.
A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

122.
All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT
123.
A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS
124.
Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

125.
Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

126.
The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

127.
Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

128.
The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

129.
Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

130.
If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

131.
No dividend shall bear interest against the Company.

132.
Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION
133.
The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

134.
The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

135.
The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

136.
The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

137.
The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

138.
Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

139.
The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

140.
The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES
141.
Subject to the Companies Act, the Directors may:

(a)
resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)
appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)
paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)
paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;
(c)
make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)
authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)
the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)
the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and
(e)
generally do all acts and things required to give effect to the resolution.

142.
Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)
employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)
any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)
any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT
143.
The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

144.
There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES
145.
Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognized courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

146.
Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognized courier service.

147.
Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

148.
Any notice or other document, if served by:

(a)
post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted;

(b)
facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)
recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)
electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.
149.
Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

150.
Notice of every general meeting of the Company shall be given to:

(a)
all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)
every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.
INFORMATION
151.
No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

152.
The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY
153.
Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

154.
No Indemnified Person shall be liable:

(a)
for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)
for any loss on account of defect of title to any property of the Company; or

(c)
on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)
for any loss incurred through any bank, broker or other similar Person; or

(e)
for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)
for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.
FINANCIAL YEAR
155.
Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS
156.
No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP
157.
If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

158.
If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION
159.
Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE
160.
For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty calendar days in any calendar year.

161.
In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

162.
If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION
163.
The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE
164.
The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

ANNEX D
Share Purchase Agreement

EXECUTION VERSION
SHARE PURCHASE AGREEMENT
by and between
Gravitas Education Holdings, Inc.
and
Rainbow Companion, Inc.
Dated as of April 18, 2023

D-i

D-ii

This SHARE PURCHASE AGREEMENT, dated as of April 18, 2023 (this “Agreement”), is entered into by and between Gravitas Education Holdings, Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Parent”) and Rainbow Companion, Inc., an exempted company organized under the Laws of the Cayman Islands (the “Purchaser”). Parent and the Purchaser are referred to in this Agreement collectively as the “Parties” and individually as a “Party.”
RECITALS
WHEREAS, Parent is the legal and beneficial owner of 100% of the issued share capital in Precious Companion Group Limited, a limited liability company incorporated in Hong Kong (the “Company”).
WHEREAS, prior to the Closing, Parent shall effect certain restructuring transactions (collectively, the “Restructuring”) pursuant to the Restructuring Plan, following which the Company will Control, directly or indirectly, the Equity Securities of each of the entities identified as “Business Subsidiaries” in Schedule 1 (the “Business Subsidiaries”).
WHEREAS, Parent has agreed to sell, and the Purchaser has agreed to purchase, all the issued shares of the Company (the “Sale Shares”), on the terms and subject to the conditions set forth herein.
WHEREAS, the board of directors of Parent (the “Parent Board”), acting upon the unanimous recommendation of a special committee established by the Parent Board (the “Special Committee”), has (a) determined that it is fair to, and in the best interests of, Parent and its shareholders, for Parent to enter into this Agreement and to consummate the transactions contemplated under this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated under this Agreement.
WHEREAS, the board of directors of the Purchaser (the “Purchaser Board”) has (a) authorized and approved the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby and (b) declared it advisable for Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties to this Agreement hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1   Defined Terms.   For the purposes of this Agreement, the following terms shall have the following meanings:
“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation, whether known or unknown, pleaded or unpleaded, direct or indirect, matured or un-matured, material or immaterial, contingent or absolute, by or before any Governmental Authority, whether at law or in equity.
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, Controls, or is Controlled by, or is under common Control with, such Person.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in any of the PRC, Hong Kong or the Cayman Islands.
“Business” means the early childhood education business as conducted by Parent and its Subsidiaries in the PRC as of the date hereof. Upon completion of the Restructuring, the Business shall be owned by the Company and the Business Subsidiaries.
“Business Combination Agreement” means certain agreement and plan of merger dated the date hereof entered into by Parent, Bright Sunlight Limited, Best Assistant Education Online Limited, and, solely for purposes of certain provisions named therein, NetDragon Websoft Holdings Limited.

“Contract” means any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, mortgage, deed of trust, license, sublicense, commitment, guaranty or other legally binding commitment, arrangement or understanding, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.
“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; provided that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the voting of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of board of directors of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.
“Control Documents” means a series of contractual arrangements through which the Company Controls 100% Equity Securities of Zhudou Investment (Beijing) Co., Ltd. ( ) (“Zhudou Investment”), each as amended and supplemented from time to time, including: (a) the Business Operation Agreement by and among Qiyuan Education Technology (Tianjin) Co., Ltd. (启元教育科技 (天津有限公司) (“Tianjin Qiyuan”), Zhudou Investment, the Subsidiaries of Zhudou Investment, Ms. Yin Xiao and Ms. Yun Gu dated April 30, 2022; (b) Exclusive Consultation and Service Agreement by and among Tianjin Qiyuan, Zhudou Investment, the Subsidiaries of Zhudou Investment, Ms. Yin Xiao and Ms. Yun Gu dated April 30, 2022; (c) Equity Pledge Agreement by and among Tianjin Qiyuan, Zhudou Investment, Ms. Yin Xiao and Ms. Yun Gu dated April 30, 2022; (d) Exclusive Option Agreement by and among Tianjin Qiyuan, Zhudou Investment, Ms. Yin Xiao and Ms. Yun Gu dated April 30, 2022; (e) Power of Attorney entered by each of Ms. Yin Xiao and Ms. Yun Gu dated April 30, 2022; (f) Spousal Consent entered by each of Ms. Yin Xiao and Ms. Yun Gu’s spouse dated April 30, 2022.
“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether oral or written.
“Equity Securities” means any shares, share capital, registered capital, ownership interest, equity interest or other equity securities of a Person, and any option, warrant, or right to subscribe for, acquire or purchase any of the foregoing, or any other security or instrument convertible into or exercisable or exchangeable for any of the foregoing, or any equity appreciation, phantom equity, equity plans (including all options and other awards of equity securities authorized under equity plans, whether or not issued, granted or vested) or similar rights with respect to such Person, or any Contract of any kind for the purchase or acquisition from such Person of any of the foregoing, either directly or indirectly.
“Founder” means each of Mr. Chimin Cao and Ms. Yanlai Shi, and collectively, the “Founders”.
“GEHI Share Plans” means, collectively, Parent’s 2009 Share Incentive Plan and Parent’s 2017 Share Incentive Plan (each as amended from time to time), and a “GEHI Share Plan” means any one of the foregoing plans.
“Governmental Authority” means any supranational, national, federal, state, provincial, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, federal, state, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, judicial or arbitral authority, whether domestic or foreign.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Indebtedness” means all of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property, stock or services including any earn-out payments; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.
“Indirect Transfer Guidance” means the State Administration of Taxation Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non Resident Enterprises ( )  (Announcement [2015] No. 7), and any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.
“Intellectual Property” means all intellectual property rights throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, whether registered or unregistered, including such rights in and to: (a) all patents and patent applications, provisional patent applications and similar filings and any and all substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions and reexaminations thereof; (b) all copyrights and copyrightable works of authorship (including any applications, registrations and renewals of the foregoing), including literary works (including Software), pictorial and graphic works, together with all moral rights therein; (c) all trademarks, service marks, trade names, brand names, trade dress, logos, corporate names, certification marks and other indications of origin, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof; (d) all Internet domain names and social media accounts; (e) trade secrets and other confidential know-how and information, including confidential technology, discoveries, inventions (whether patentable or unpatentable) and improvements, formulae, business, technical, engineering or financial information, techniques, designs, drawings, procedures, processes, algorithms, models and formulations, whether or not patentable or copyrightable; (f) rights in data or collections or compilations of data, database rights; (g) Software and (h) rights of privacy and publicity and other rights to use Personal Information.
“Knowledge” means, with respect to Parent, the actual knowledge of any member of the Special Committee.
“Law” or “Laws” means any and all publicly announced provisions of any applicable constitution, treaty, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority.
“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Authority.
“Liability” means any liability, cost, expense (including reasonable attorneys’ fees), debt or obligation of any kind, character or description, and whether known or unknown, accrued, absolute, determined, determinable, contingent or otherwise, and regardless of when asserted or by whom.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.
“Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) have a material adverse effect on the Business, financial condition, assets, liabilities, properties or results of operations of the Company and the Business Subsidiaries taken as a whole or (b) prevent or materially delay the consummation of the transactions contemplated hereby or otherwise be materially adverse to the ability of Parent to perform its material obligations under this Agreement; provided, however, that in the case of clause (a) only, no Effects arising out of or resulting from any of the following shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur: (i) geopolitical conditions, any outbreak or escalation of war or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic (including COVID-19), epidemic or other public health crises, or other force majeure events, (ii) changes in Laws, the United States generally accepted accounting principles or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and the Business Subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (v) any announcement, disclosure, pendency or consummation of the transactions contemplated hereby, including any initiation of shareholder litigation or any other legal proceeding relating to this Agreement and/or the transactions contemplated hereby, (vi) any action taken, and/or omission to take any action, by Parent, the Company or any of the Business Subsidiaries at the express request or with the written consent of the Purchaser, the Founders or any of their respective Affiliates, (vii) any action taken by Parent, the Company or any of the Business Subsidiaries that is required by this Agreement or the failure by Parent, the Company or any of the Business Subsidiaries to take any action that is prohibited by this Agreement, (viii) any breach of this Agreement by the Purchaser or any of its Affiliates, (ix) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position (but excluding the underlying circumstances or reasons for that failure), (x) any decline in the market price, or change in trading volume, of the capital stock of Parent (but excluding the underlying circumstances or reasons for that decline or change) or (xi) any change or prospective change in Parent’s credit ratings (but excluding the underlying circumstances or reasons for such change).
“Organizational Documents” means, with respect to an entity, the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, its certificate of incorporation, articles of incorporation, by-laws, articles of association, memorandum of association, certificate of trust, trust agreement, partnership agreement, limited partnership agreement, certificate of formation, limited liability company agreement or operating agreement, as applicable.
“Permitted Liens” means (a) mechanic’s, materialman’s, carrier’s, repairer’s, statutory landlords’ and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith; (b) Liens for Taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings; (c) zoning, entitlement and other land use and environmental regulations by any Governmental Authority, (d) purchase money Liens and Liens securing rental payments under capital lease arrangements; (e) statutory Liens in favor of suppliers of goods arising or incurred in the ordinary course of business for which payment is not yet due or delinquent; (f) Liens disclosed in the financial statements of Parent included (or incorporated by reference) in the SEC Documents (including the related notes and schedules thereto) that are relevant to the Business (the “Financial Statements”) or securing Liabilities reflected on the Financial Statements; (g) Liens securing indebtedness as disclosed in the Financial Statements; (h) Liens incurred in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; (i) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (j) such other imperfections in title, charges, easements, rights of way, restrictions, defects, covenants, conditions, exclusions, exceptions and encumbrances which do not, individually or in the aggregate, materially and adversely impact the value or utility of the affected property or materially interfere with the use of the affected property in the ordinary course of business; and (k) any other Liens that have been incurred in the ordinary course of business and that would not reasonably be expected to have a Material Adverse Effect.
“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity.
“Personal Information” means any information that (a) is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” “personal information” or any other similar or equivalent term under any applicable Law (including applicable Laws governing data protection, privacy or data security), including any such information that constitutes (or relates directly or indirectly to) an individual’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers (including video or photographic images, fingerprints and voice biometric data relating to natural persons), health-related information or data, or any other piece of information that allows, (b) could be reasonably expected to allow, the location of, identification of, or contact with an individual, or (c) associated, directly or indirectly (by, for example, records linked via unique keys), with any of the foregoing in a manner that would permit such information to be linked with a particular individual.
“PRC” means the People’s Republic of China, excluding, for the purpose of this Agreement only, Hong Kong, the Macau Special Administrative Region and Taiwan.
“PRC Tax Authority” means the State Administration of Tax and any tax authority at the provincial (autonomous regions, municipality directly under the national government) level, at the prefecture (city divided into districts, autonomous prefecture, league) level, and at the county (city, banner) level in the PRC.
“Representatives” means, with respect to any Person, collectively, the directors, officers, managers, employees, agents, stockholders, partners, member, consultants, advisors and other representatives of such Person.
“Restructuring Plan” means a step plan for the Restructuring that provides for an internal restructuring following which the Company will Control, directly or indirectly, the Equity Securities of the Business Subsidiaries and own all the Business. The Restructuring Plan is attached hereto as Schedule 2.
“SEC” refers to the Securities and Exchange Commission.
“SEC Documents” means, collectively, all forms, reports, statements, schedules and other documents filed by Parent with the SEC since January 1, 2021 including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein.
“Secondary Share Purchase Agreement” means certain share purchase agreement dated the date hereof entered into by among Joy Year Limited, Bloom Star Limited, RYB Education Limited, Noble Hero Holdings Limited, Ascendent Rainbow (Cayman) Limited, Trump Creation Limited, China Growth Capital Limited, and NetDragon Websoft Inc., pursuant to which, NetDragon Websoft Inc. shall purchase certain Equity Securities in Parent from Joy Year Limited, Bloom Star Limited, RYB Education Limited, Noble Hero Holdings Limited, Ascendent Rainbow (Cayman) Limited, Trump Creation Limited and China Growth Capital Limited.
“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), including algorithms, user interfaces, application programming interfaces, firmware, middleware, development tools, templates and menus, together with all documentation, including user manuals and training materials, related to any of the foregoing.
“Stamp Office” means the Stamp Office of the Hong Kong Inland Revenue Department.
“Subsidiary” means, with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person.
“Tax” or “Taxes” means (a) any federal, national, provincial, municipal, local or taxes, duties, imposts, levies, or other like assessments in the nature of a tax, in each case, imposed by any Governmental Authority, including all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, tariffs (including import duty and import value-added tax), and other taxes, and (b) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Governmental Authority in connection with any item described in clause (a) above.
“Tax Return” means any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto and any amendment thereof.

Section 1.2   Additional Defined Terms.   For purposes of this Agreement, the following terms shall have the meanings specified in the Sections indicated below:
Agreement	Preamble
Arbitrator	Section 9.8(a)
BCA Closing	Section 6.3(c)
Business Subsidiaries	Recitals
Claim Notice	Section 8.4(a)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Recitals
Divestiture Taxes	Section 5.5(a)
Financial Statements	Section 1.1
HKIAC	Section 9.8(a)
HKIAC Rules	Section 9.8(a)
Licenses	Section 3.12(d)
Losses	Section 8.2
Parent	Preamble
Parent Board	Recitals
Parties	Preamble
Party	Preamble
Providing Party	Section 5.1
Purchaser	Preamble
Purchaser Board	Recitals
Receiving Party	Section 5.1
Restructuring	Recitals
Sale Shares	Recitals
Secondary SPA Closing	Section 6.3(b)
Special Committee	Recitals
Third-Party Claim	Section 8.4(a)
Tianjin Qiyuan	Section 1.1
Transactional Expenses	Section 9.5
Transfer Price	Section 2.1
Zhudou Investment	Section 1.1
Section 1.3   Interpretation and Rules of Construction.   In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(a)   When a reference is made in this Agreement to an Article or Section, such reference is to an Article or Section of this Agreement.
(b)   The headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement.
(c)   Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.”
(d)   The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e)   The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.
(f)   References to a Person are also to its permitted successors and assigns.
(g)   The use of “or” is not intended to be exclusive unless expressly indicated otherwise.
(h)   The symbol “$” or “US$” refers to United States Dollars. All references to currency, monetary values and dollars set forth herein shall mean United States Dollars and all payments hereunder shall be made in United States Dollars.
(i)   The Parties have each participated in the negotiation and drafting of this Agreement and if any ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts thereof.
ARTICLE II
ISSUANCE AND SUBSCRIPTION OF SHARES
Section 2.1   Sale and Purchase of Shares.   Upon the terms and subject to the conditions of this Agreement, at the Closing, Parent shall sell to the Purchaser, and the Purchaser shall purchase from Parent, the Sale Shares free and clear of Liens, at an aggregate consideration of US$15,000,000 (the “Transfer Price”).
Section 2.2   Closing.   The consummation of the transactions contemplated hereby (the “Closing”) shall take place remotely by the exchange of documents and signatures (or their electronic counterparts) as soon as possible, but in no event later than the tenth (10th) Business Day after the date on which the conditions set forth in Article VI have been satisfied or, to the extent permitted under applicable Law, waived in writing by the party or parties entitled to the benefit of such conditions (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted under applicable Law, waiver in writing of those conditions at the Closing by the party or parties entitled to the benefit of such conditions), or at such other time or place as the Parties may mutually agree in writing. The date and time at which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”
Section 2.3   Closing Deliverables by Parent.   On the Closing Date, Parent shall deliver or cause to be delivered to the Purchaser:
(a)   an original of the instrument of transfer of the Sale Shares duly executed by Parent in favor of the Purchaser;
(b)   an original of the sold note of the Sale Shares duly executed by Parent;
(c)   the share certificate(s) representing the Sale Shares (or indemnity in a form reasonably satisfactory to the Purchaser, in the case of any found to be missing); and
(d)   a copy of the resolutions or meeting minutes of the Parent Board, evidencing its authorization of the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.
The Parties agree that the provisions of this Section 2.3 shall survive the Closing.
Section 2.4   Closing Deliverables by the Purchaser.   The Parties agree that the entire amount to be paid by the Purchaser to Parent as the Transfer Price under this Agreement shall be fully satisfied and discharged on the Closing Date by the Purchaser by delivering or causing to be delivered to Parent the Subscription Price in cash by wire transfer of immediately available funds to an account directed by Parent, evidenced by a copy of the irrevocable wiring instruction with respect to such payment; provided, that, to the extent the BCA Closing occurs concurrently with the Closing, the entire amount to be paid by the Purchaser to Parent as the Transfer Price under this Agreement shall be fully satisfied and discharged by the Purchaser procuring each Seller (as defined under the Secondary Share Purchase Agreement) to direct the aggregate consideration in the amount of US$15,000,000 payable by NetDragon Websoft Inc. under the Secondary Share Purchase Agreement to be paid to the Parent. Purchaser shall further deliver or cause to be delivered to Parent on the Closing Date:

(a)   an original of the instrument of transfer of the Sale Shares duly executed by the Purchaser;
(b)   an original of the bought note of the Sale Shares duly executed by the Purchaser; and
(c)   a copy of the resolutions duly and validly adopted by the Purchaser Board, evidencing its authorization of the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.
The Parties agree that the provisions of this Section 2.4 shall survive the Closing.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT
The following representations and warranties by Parent are qualified in their entirety by reference to (a) all disclosures in the SEC Documents filed with or furnished to the SEC prior to the date hereof but excluding (i) statements in any “Risk Factors” and/or “Forward-Looking Statements” section(s) of any such SEC Document and (ii) those statements that are cautionary, predictive or forward-looking in nature, but in each case, other than specific factual information contained therein, and (b) any matters with respect to which any Founder has actual knowledge of. Subject to the foregoing, Parent hereby represents and warrants to the Purchaser that:
Section 3.1   Incorporation, Qualification and Authority of Parent.   Parent is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, except to the extent the failure of any of the foregoing has not had or would not reasonably be expected to have a Material Adverse Effect. Parent has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Parent have been duly authorized by all necessary corporate actions on the part of Parent. This Agreement has been duly executed and delivered by Parent, and assuming due authorization, execution and delivery by the Purchaser, constitute legal, valid and binding obligations of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.
Section 3.2   Incorporation and Qualification of the Company and Business Subsidiaries.   Each of the Company and the Business Subsidiaries is an entity duly incorporated or organized, validly existing and, to the extent legally applicable, in good standing (with respect to jurisdictions that have the concept of good standing) under the Laws of its jurisdiction of incorporation or organization. Each of the Company and the Business Subsidiaries has the requisite corporate or similar power and authority to own or lease all of its properties and assets and to carry on its business as currently conducted, except to the extent the failure of any of the foregoing has not had or would not reasonably be expected to have a Material Adverse Effect.
Section 3.3   Capitalization.   Schedule 3 attached hereto sets forth the capitalization table of each of the Company and the Business Subsidiaries as of the date hereof, reflecting all of the issued and outstanding Equity Securities of the Company and the Business Subsidiaries, the record and beneficial owner(s) thereof, and with respect to the Business Subsidiaries incorporated or organized under the Laws of the PRC, the amount of paid-up registered capital. Except as provided in Schedule 3, all of the issued and outstanding Equity Securities of each of the Company and the Business Subsidiaries have been duly authorized and validly issued and non-assessable. There are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating of the Company or any of the Business Subsidiaries to issue or sell any of its Equity Securities, other than as provided in this Agreement or the Control Documents with respect to Zhudou Investment. Immediately prior to the Closing, the Company will hold or Control the Equity Securities of the Business Subsidiaries as provided in Part III of Schedule 2, free and clear of all Liens (except for Permitted Liens). As of the Closing Date, the Company will not own or Control, or have any interest in any shares or have an ownership interest in any Person other than the Business Subsidiaries. The Business Subsidiaries do not own, or have any interest in any shares or have an ownership interest in any Person other than the Business Subsidiaries (as applicable).

Section 3.4   No Violation.   The execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby do not and will not (a) violate, conflict with or result in the breach of any provision of the Organizational Documents of Parent, (b) conflict with or violate any Law or Governmental Order applicable to Parent or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit or other instrument or arrangement to which Parent is a party or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any Business Subsidiary, other than, in the case of clauses (b) and (c) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a Material Adverse Effect.
Section 3.5   Governmental Consents and Approvals.   The execution, delivery and performance by Parent of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except, in each case, where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation of the transactions contemplated by, or the performance by Parent of any of its material obligations under this Agreement or reasonably be expected to result in a Material Adverse Effect.
Section 3.6   Compliance with Laws.   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and the Business Subsidiaries are and have been in compliance with all applicable Laws and the Restructuring is and has been conducted in compliance with all applicable Laws.
Section 3.7   Absence of Litigation.   As of the date of this Agreement, there is no Action pending or, to the Knowledge of Parent, threatened against the Company or any of the Business Subsidiaries, or any share, security, equity interest, property or asset of the Company or any of the Business Subsidiaries, before any Governmental Authority.
Section 3.8   Tax Matters.
(a)   Except as would not have a Material Adverse Effect:
(i)   each of the Company and the Business Subsidiaries has timely filed (or there have been filed on their behalf) all Tax Returns required to be filed by them on or prior to the date hereof (taking into account extensions) and all Taxes due and payable (whether or not shown on such Tax Returns) have been duly and timely paid;
(ii)   no claim has been made in writing by any taxation authority in a jurisdiction where the Company or any Business Subsidiary does not file Tax Returns that the Company or such Business Subsidiary is or may be subject to taxation by that jurisdiction;
(iii)   all Tax Returns filed by the Company or any of its Business Subsidiary are true, correct, and complete in all respects and the taxable amount, applicable Tax rate and allowable pre-Tax deduction items recorded on the relevant Tax payment certificates and reports are free from falsehoods and errors;
(iv)   there are no Liens for Taxes upon any assets of the Company or any Business Subsidiary, except for Permitted Liens;
(v)   there are no outstanding waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes against the Company or any Business Subsidiary;
(vi)   all Tax incentives (if any) currently enjoyed by the Company and each Business Subsidiary are legally valid and, to the Knowledge of Parent, will continue to be valid during the validity period;
(vii)   the Company and each Business Subsidiary have complied with applicable taxation Laws in all respects;

(viii)   the financial system, management and use of account books, vouchers and invoices, and the Tax declaration of each of the Company and the Business Subsidiaries are in compliance with the requirement of the PRC’s finance and taxation Laws, and there are no owed Tax, late Tax payment, Tax evasion, Tax fraud, transfer pricing or any other violations of taxation Laws; and
(ix)   neither the Company nor any Business Subsidiary has been interviewed or punished by any governmental authority for violating applicable taxation Laws.
(b)   This Section 3.8 contains the sole and exclusive representations and warranties regarding Tax matters or matters pertaining to any Tax law. Nothing in this Section 3.8 or otherwise in this Agreement shall be deemed to apply directly or indirectly with respect to any Taxable period (or portion thereof) beginning on or after the Closing Date.
Section 3.9   Employment Matters.   Each of the Company and the Business Subsidiaries have maintained the benefit plans as required by applicable Law in all material respects. As of the date hereof, there is no pending or, to the Knowledge of Parent, threatened in writing strike, lockout or work stoppage. Except as would not have a Material Adverse Effect, the Company has complied with all applicable Laws related to employment and related to the benefit plans (including making contributions to social security funds as required by applicable Law). This Section 3.9 contains the sole and exclusive representations and warranties of the Company regarding employee matters.
Section 3.10   Control Documents.   To the Knowledge of Parent, (a) each party to any of the Control Documents has full power and authority to enter into, execute and deliver such Control Document to which it is a party and each other agreement, certificate, document and instrument to be executed and delivered by it pursuant to the Control Documents and to perform the obligations of such party thereunder, (b) the execution and delivery by such party of each Control Document to which it is a party and the performance by such party of its obligations thereunder have been duly authorized by all requisite actions on the part of such party, and (c) each Control Document is in full force and effect and no party to any Control Document is in material breach or default in the performance or observance of any of the terms or provisions of such Control Document.
Section 3.11   Intellectual Property.
(a)   All necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid in all material respects and all necessary documents and certificates in connection therewith have been timely filed with the relevant patent, trademark, copyright, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, in all material respects for the purpose of maintaining each material item of the Intellectual Property of the Company and the Business Subsidiaries.
(b)   The Company and the Business Subsidiaries own all right, title and interest in and to, or have a license, sublicense or other valid rights to use, all material Intellectual Property used by the Company and the Business Subsidiaries necessary to conduct the businesses of the Company and its Business Subsidiaries as presently conducted, free and clear of all Liens (other than Permitted Liens).
(c)   To the Knowledge of Parent, the current conduct of the businesses of the Company and the Business Subsidiaries is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person. To the Knowledge of Parent, in the past three (3) years, (i) no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the material Intellectual Property owned by the Company or the Business Subsidiaries, and (ii) no such claims have been made in writing against any third party by any of the Company or the Business Subsidiaries claiming for damage in excess of RMB1 million and are still pending.
(d)   As of the date hereof, there is no action pending or, to the Knowledge of Parent, threatened against any of the Company or the Business Subsidiaries, and neither the Company nor its Business Subsidiaries has received any written notice from any Person pursuant to which any Person is: (i) alleging that the conduct of the business of any of the Company or its Business Subsidiaries is infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party; or (ii) contesting the use, ownership, validity or enforceability of any of the material Intellectual

Property of the Company or its Business Subsidiaries. To the Knowledge of Parent, none of the material Intellectual Property of the Company or its Business Subsidiaries is subject to any pending or outstanding injunction, order, judgment, consent order, ruling or decree that materially and adversely restricts the use, transfer or registration of, or materially and adversely affects the validity or enforceability of, any such Intellectual Property.
Section 3.12   Restructuring.
(a)   Except as would not be expected to be material to the Company and the Business Subsidiaries, taken as a whole, neither Parent, the Company or any of the Business Subsidiaries has taken any action inconsistent with the Restructuring to be completed prior to the Closing pursuant to the Restructuring Plan or that would have a material impact on any step in the Restructuring Plan.
(b)   Schedule 2 attached hereto sets forth the corporate structure of the Company and the Business Subsidiaries as of the date hereof and as of the completion of the Restructuring, respectively. Upon completion of the Restructuring, (i) Parent and its Subsidiaries shall operate the Business exclusively through the Company and the Business Subsidiaries, (ii) the Company and the Business Subsidiaries do not operate any business other than the Business, (iii) the Company and the Business Subsidiaries will have valid title or right to own or use the material properties and assets that are necessary for the Company and the Business Subsidiaries to carry out the Business in a manner that is consistent with their past practices in all material respects.
(c)   The completion of the Restructuring in accordance with the Restructuring Plan will not result in the Company or any of the Business Subsidiaries incurring any material Tax.
(d)   Except, in each case, for such non-compliance that would, individually or in the aggregate, not have a Material Adverse Effect, the Company and the Business Subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from Authorities required to conduct their respective businesses and own, lease and operate their respective assets and properties as presently being conducted, owned, leased or operated (“Licenses”). All Licenses are effective and passed their respective annual inspection (as applicable) in accordance with applicable Laws, and will remain effective in accordance with applicable Laws after the completion of the Restructuring and no suspension or cancellation of any of the Licenses is pending or, to the knowledge of Parent, threatened, whether before or after the completion of the Restructuring.
Section 3.13   Intercompany Contracts.   No Contract (whether written or oral) entered into between Parent and its Subsidiaries (other than the Company, any of the Business Subsidiaries), on one hand, and the Company or any of the Business Subsidiaries on the other hand is in force and effect as of the date of this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser hereby represents and warrants to Parent that:
Section 4.1   Incorporation, Qualification and Authority.   The Purchaser is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted. The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Purchaser have been duly authorized by all necessary corporate actions on the part of the Purchaser. This Agreement has been, duly executed and delivered by the Purchaser, and when executed and delivered by the Purchaser, assuming due authorization, execution and delivery by Parent, constitute legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

Section 4.2   No Violation.   The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of the Organizational Documents of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, Contract, permit or other instrument or arrangement to which the Purchaser is a party or result in the creation of any Lien upon any of the properties or assets of the Purchaser, other than, in the case of clauses (b) and (c) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or consummate the transactions contemplated hereby.
Section 4.3   Governmental Consents and Approvals.   The execution, delivery and performance by the Purchaser of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except, in each case, where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation of the transactions contemplated by, or the performance by the Purchaser of any of its material obligations under, this Agreement.
Section 4.4   Cash Sufficiency.   Unless BCA Closing occurs simultaneously with the Closing, the Purchaser shall have sufficient cash to pay the Transfer Price at the Closing.
ARTICLE V
ADDITIONAL AGREEMENTS
Section 5.1   Confidentiality.   Subject to disclosures permitted by Section 9.3, each of the Parties acknowledges that the information being provided to such Party (the “Receiving Party”) in connection with the transactions contemplated by this Agreement may be material non-public information and hereby covenants and agrees to keep, and cause its Affiliates and their respective Representatives to keep confidential any information provided by the other Party hereunder (the “Providing Party”), unless (a) such information was or becomes generally available to the public (other than as a result of a breach of this Section 5.1 by the Receiving Party, its Affiliates or their Representatives), (b) such information was available or becomes available to the Receiving Party on a non-confidential basis from a source (other than the Providing Party, its Affiliates or their Representatives) that, to the Receiving Party’s knowledge, is not and was not prohibited from disclosing such information to such Receiving Party by a contractual, legal or fiduciary obligation to the Providing Party, (c) the Receiving Party or its Representatives independently develop such information without reliance on the confidential information provided by the Providing Party or (d) the Receiving Party is required by applicable Law or any Governmental Order to disclose such information; provided that in an event specified in clause (d) above, the Receiving Party shall, to the extent permitted by Law, provide the Providing Party with prompt prior written notice of such required disclosure and that the Receiving Party shall disclose only that portion of the confidential information that is legally required. The confidentiality obligations under this Section 5.1 shall continue in full force and effect until the Closing, at which time the confidentiality obligations under this Section 5.1 shall terminate; provided, however, that the Purchaser’s confidentiality obligations hereunder shall terminate only in respect of that portion of the confidential information exclusively related to the Business, and for all other confidential obligations, the confidentiality obligations under this Section 5.1 shall continue to bind upon the Purchaser. If this Agreement is terminated prior to the Closing, the confidentiality obligations under this Section 5.1 shall survive.
Section 5.2   Restructuring.   Parent shall cause the Restructuring to be completed prior to the Closing pursuant to the Restructuring Plan.
Section 5.3   Conduct of Business.   From the date hereof until the earlier of the termination of this Agreement and the Closing, except as required by applicable Law, as contemplated by the terms of this Agreement or the Business Combination Agreement, in connection with the Restructuring, or with the written consent of the Purchaser, Parent shall cause the Company and each of the Business Subsidiaries to conduct the Business in the ordinary course of business consistent with past practice in all material respects and use its commercially reasonable efforts to keep available the services of the Company and the Business Subsidiaries’ current officers, key employees, key consultants and contractors, and preserve their current material relationships and goodwill with Governmental Authorities and key customers and suppliers. Parent agrees that, prior to the earlier of the termination of this Agreement and the Closing, except as required by applicable Law, as contemplated by the terms of this Agreement or the Business Combination Agreement, in connection with the Restructuring and pursuant to the Restructuring Plan, or with the written consent of the Purchaser, it shall not permit the Company or any Business Subsidiary to:
(a)   except as otherwise required by any GEHI Share Plan as in effect on the date hereof or applicable Laws: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than US$100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative), (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business; or (vi) hire or terminate any employee other than (x) hires in the ordinary course of business with an annual base compensation below US$200,000 and (y) terminations for cause;
(b)   (i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business) any Intellectual Property owned or purported to be owned by any of the Company or its Business Subsidiaries or any other Intellectual Property material to the Company and its Business Subsidiaries that is subject to an inbound license; (ii) subject any Intellectual Property owned or purported to be owned by any of the Company or its Business Subsidiaries to a Lien (other than Permitted Liens); or (iii) abandon, let lapse or fail to maintain or renew any material Intellectual Property owned or purported to be owned by any of the Company or its Business Subsidiaries;
(c)   except for transactions solely among the Company and its Business Subsidiaries and the Permitted Distributions (as defined in the Business Combination Agreement), (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or otherwise, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any of the Company and its Business Subsidiaries (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any GEHI Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such Company or its Business Subsidiaries’ Organizational Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any of the Company and its Business Subsidiaries (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any GEHI Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such Company or its Business Subsidiaries’ Organizational Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement);
(d)   amend its Organizational Documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business pursuant to the GEHI Share Plans;
(e)   except in the ordinary course of business: (i) merge, consolidate or combine with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds US$15,000,000;
(f)   voluntarily dispose of or amend any real property leases to which the Company or any Business Subsidiary is a party as of the date hereof as a lessee other than in the ordinary course of business or as would not reasonably be expected to be material to the Company or any Business Subsidiary, individually or in the aggregate;
(g)   other than with respect to any real property leases to which the Company or any Business Subsidiary is a party as of the date hereof as a lessee and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the Company and its Business Subsidiaries, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;
(h)   (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the Company and the Business Subsidiaries and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of US$800,000 other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any of the Company and the Business Subsidiaries; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the Company and the Business Subsidiaries in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the Company and the Business Subsidiaries other than ordinary course compromises of amounts owed to the Company and the Business Subsidiaries by their respective customers;
(i)   compromise, settle or agree to settle any Legal Proceeding involving payments by the Company or any Business Subsidiary of US$100,000 or more, or that imposes any material non-monetary obligations on the Company or any Business Subsidiary (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto);
(j)   except in the ordinary course of business or as would not reasonably be expected to be material to the Company and the Business Subsidiaries, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable Company or any Business Subsidiary or terminate any material contract; (B) enter into any material contract; or (C) waive, delay the exercise of, release or assign any material rights or claims under any material contract (other than assignments among the Company and the Business Subsidiaries);
(k)   except as required by applicable accounting principles (or any interpretation thereof) or applicable Law (including to obtain compliance with applicable auditing standards), make any material change in accounting methods, principles or practices;
(l)   make, change or revoke any material Tax election, change (or request to change) any method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);
(m)   authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company or any Business Subsidiary;
(n)   engage in any material new line of business;
(o)   amend any provision of its privacy policies or practices in any material respect or in any manner adverse to any of the Company and the Business Subsidiaries (other than changes required to conform to applicable privacy Laws); or
(p)   agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.
Section 5.4   Efforts to Consummate.   Subject to the terms and conditions set forth in this Agreement, the Parties shall cooperate with each other, and each Party shall use its reasonable best efforts to take or cause to be taken all actions and to do or cause to be done all things reasonably necessary or advisable on its part, in order to consummate the transactions contemplated hereby as soon as reasonably practicable, including the satisfaction, but excluding the waiver, of the Closing conditions set forth in Article VI.
Section 5.5   Tax Matters.
(a)   Subject to Article VIII, Parent shall bear and pay all Tax of any nature that is required by applicable Laws to be paid in connection with the Restructuring or by the Parent (including any of its Subsidiaries), the Company and/or the Purchaser in connection with the transactions contemplated hereunder (the “Divestiture Taxes”), including the stamp duty at the rate of 0.26% payable in connection with the transfer of the Sale Shares pursuant to this Agreement. The Purchaser shall not withhold or deduct any Divestiture Taxes payable from the Transfer Price.
(b)   Parent and the Purchaser shall, and shall cause the Company to, assist the Purchaser in the preparation and the submission of such other documents as may be prescribed from time to time by the Stamp Office of for the purpose of the adjudication of the stamp duty payable in respect of the transfer of the Sale Shares. Without limiting the generality of the foregoing:
(i)   The Purchaser shall, as soon as practicable after the Closing, and in any event within two days of the date of transfer, compile and submit the required documents to the Stamp Office and obtain an adjudication of the amount of stamp duty payable from the Stamp Office. The Purchaser shall provide evidence of such adjudication to Parent.
(ii)   Parent shall, within ten (10) Business Days of receipt of such evidence of stamp duty adjudication, transfer the amount of the stamp duty to the Purchaser or deliver to the Purchaser for the Purchaser’s further handling, a check payable to the Government of Hong Kong in respect of the stamp duty payable in respect of the transfer of the Sale Shares.
(iii)   Upon receipt of the amount of stamp duty or a check from Parent, the Purchaser shall promptly procure payment of stamp duty and provide Parent with evidence of payment within three (3) Business Days of payment.
Section 5.6   Business Combination Agreement.   Parent has delivered to the Purchaser a true and correct copy of the Business Combination Agreement, including all attachments thereto, and all related agreements as executed on the date thereof. Parent shall not, without written permission from the Purchaser, (a)(i) amend or revise, or permit any amendment or revision or waiver of any of the terms or conditions set forth in Article VIII (Conditions to the Transaction) of the Business Combination Agreement or (ii) amend or revise, or permit any amendment or revision of, the Per Share Merger Consideration or the Merger Consideration as contemplated under in the Business Combination Agreement, in each case of (i) and (ii), to the extent such amendment, revision or waiver is adverse to Parent, (b) amend or revise, or permit the amendment or revisions of, any other provision of the Business Combination Agreement to the extent such amendment, revision or waiver would adversely affect the rights of the Purchaser or the satisfaction of any condition precedent under this Agreement in any material respect or (c) amend or revise, or permit the amendment or revisions of, the exclusivity provisions in the Business Combination Agreement. Parent shall keep the Purchaser reasonably apprised of the status of the Business Combination Agreement and, without limiting the generality of the foregoing, shall notify the Purchaser promptly upon becoming aware of any breach of any provision of the Business Combination Agreement that would result in the failure of any of the conditions set forth in the Business Combination Agreement to be satisfied and any termination or written notice from any party to the Business Combination Agreement that it wishes to terminate the Business Combination Agreement.
Section 5.7   Wrong Pocket.   If, following the Closing, either the Purchaser or Parent discovers that it or any of its Subsidiaries possesses any asset, or is liable for any liability that, in the case of Parent, relates exclusively to the Business or should have been transferred in the Restructuring or, in the case of the Purchaser, relates exclusively to the business of Parent and its Subsidiaries (excluding the Business) as of the date hereof, such Party shall, and shall cause its Subsidiaries to, transfer or cause to be transferred asset or liability to such other Party or its Subsidiary (as such receiving Party may reasonably designate), and such Party or its Subsidiary shall accept and assume any such asset or liability, as applicable, for no additional consideration other than as previously paid as provided in this Agreement. If, following the Closing, either the Purchaser or Parent or any of its Subsidiaries receives any payments due to another Party or a Subsidiary thereof in respect of the assets or liabilities that, in the case of Parent, relates exclusively to the Business or should have been transferred in the Restructuring or, in the case of the Purchaser, relates exclusively to the business of Parent and its Subsidiaries (excluding the Business) as of the date hereof, then such first Party shall promptly remit (or cause to be promptly remitted), or deliver (or cause to be delivered), such payments to the appropriate Party or a Subsidiary (as such receiving Party may reasonably designate) thereof.
ARTICLE VI
CONDITIONS TO CLOSING
Section 6.1   General Conditions.   The respective obligations of Parent and the Purchaser to consummate the Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver in writing by Parent and the Purchaser), prior to or at the Closing, of each of the following conditions:
(a)   (i) No applicable Law shall have been enacted, entered, promulgated, or enforced by any Governmental Authority and no Governmental Order has been issued with applicable jurisdiction that is in effect and prohibits, prevents or makes illegal the consummation of the transactions contemplated by this Agreement, and (ii) there shall be no pending lawsuit by any Governmental Authority with applicable jurisdiction that seeks to prohibit or otherwise enjoin consummation of the transactions contemplated by this Agreement.
(b)   The Restructuring shall have been consummated pursuant to the Restructuring Plan.
Section 6.2   Conditions Precedent to Parent’s Obligations.   The obligations of Parent to consummate the Closing are subject to satisfaction (or, to the extent permitted by applicable Law, waiver in writing by Parent) of each of the following conditions:
(a)   Each of the representations and warranties of the Purchaser set forth in Article IV (i) that are not qualified by “material”, “materially”, “Material Adverse Effect”, or similar qualifications shall be true and correct in all material respects as of the date hereof and as of the Closing Date, (ii) that are qualified by “material”, “materially”, “Material Adverse Effect”, or similar qualifications shall be true and correct in all respects as of the date hereof and as of the Closing Date, except in either case for those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date.
(b)   The Purchaser shall have performed and complied with, in all material respects, all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing.
Section 6.3   Conditions Precedent to the Purchaser’s Obligations.   The obligations of the Purchaser to consummate the Closing are subject to satisfaction (or, to the extent permitted by applicable Law, waiver in writing by the Purchaser) of each of the following conditions:
(a)   There shall not have been or arisen any event, effect, occurrence, development, circumstance, change, fact or condition that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect since the date of this Agreement.

(b)   The conditions for the closing of the transactions under the Secondary Share Purchase Agreement (the “Secondary SPA Closing”), other than conditions that by their nature are to be satisfied at the Secondary SPA Closing but subject to the satisfaction or waiver of such conditions at the Secondary SPA Closing, shall have been satisfied or waived and the Secondary SPA Closing shall occur substantially simultaneously with the Closing.
(c)   The conditions for the closing of the transactions under the Business Combination Agreement (the “BCA Closing”), other than conditions that by their nature are to be satisfied at the BCA Closing but subject to the satisfaction or waiver of such conditions at the BCA Closing, shall have been satisfied or waived and the BCA Closing shall occur substantially simultaneously with the Closing.
ARTICLE VII
TERMINATION
Section 7.1   Termination.   This Agreement may be terminated at any time prior to the Closing:
(a)   by mutual written agreement of the Parties;
(b)   by any Party, if:
(i)   the Closing has not occurred on or before the date that is six (6) months after the date hereof; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose breach of any provision of this Agreement has been a principal cause of the failure of the Closing to be consummated by such date;
(ii)   there shall be in effect a final, non-appealable Governmental Order prohibiting the consummation of the transactions contemplated by this Agreement; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement has been a principal cause of such Governmental Order; or
(iii)   the Business Combination Agreement or the Secondary Share Purchase Agreement has been validly terminated in accordance with its terms.
(c)   by Parent if (i) the Purchaser shall have breached any representation, warranty, covenant or agreement set forth in this Agreement, (ii) such breach or misrepresentation is not cured within sixty (60) days after the Purchaser receives written notice thereof from Parent (or such shorter period between the date of such notice and the date on which, without such breach or misrepresentation, the Closing is reasonably expected to occur or, if such breach is reasonably capable of cure, such longer period as may be reasonably necessary to cure such breach), and (iii) such breach or misrepresentation would cause any of the conditions set forth in Sections 6.2(a) or 6.2(b) not satisfied. The Party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other Parties in accordance with Section 9.2.
Section 7.2   Effect of Termination.   If this Agreement is terminated as permitted by Section 7.1, such termination shall be without liability of any Party (or any Affiliates or Representative of such Party) to any other Party; provided that if such termination is pursuant to Sections 7.1(b) through 7.1(c) and results from the willful (i) failure of a Party to fulfill a condition to the performance of the obligations of the other Parties; (ii) failure to perform a covenant of this Agreement or (iii) breach by a Party hereto of any representation or warranty or agreement contained herein, such Party shall be fully liable for any and all losses incurred or suffered by the other Parties as a result of such failure or breach. The provisions of Section 5.1, Article VII and Article IX shall survive any termination hereof pursuant to their respective terms.
ARTICLE VIII
INDEMNIFICATION
Section 8.1   Tax Indemnity.   Subject to the other terms in this Article VIII, the Purchaser shall upon demand in writing indemnify and hold the Parent harmless in respect of all Taxes imposed under the

Indirect Transfer Guidance or by the applicable PRC Tax Authorities in connection with the transfer of the Sale Shares contemplated by this Agreement (including the consummation of the Restructuring) (such Taxes, “Divestiture Taxes”).
Section 8.2   General Indemnity.   Subject to the other terms in this Article VIII, the Purchaser shall upon demand in writing indemnify and hold harmless the Parent from and against any and all losses, damages, liabilities, deficiencies, awards, judgments and penalties actually suffered or incurred by the Parent, but excluding any indirect or consequential damages, as well as any punitive or exemplary damages or losses, actually suffered or incurred by the Parent, as a result of conduct taken by Parent or its Subsidiaries in the PRC or their respective directors and officers acting on behalf of the Business at any time prior to the Closing (“Losses”).
Section 8.3   Certain Limitations.   The indemnification provided for in Sections 8.1 and 8.2 shall be subject to the following limitations:
(a)   The Purchaser’s obligations under this Article VIII shall terminate twelve months after the Closing.
(b)   The aggregate amount of all Divesture Taxes for which the Purchaser shall be liable pursuant to Section 8.1 shall not exceed US$1,000,000.
(c)   Without prejudice to Section 8.3(b) above, the aggregate amount of all Divesture Taxes and Losses for which the Purchaser shall be liable pursuant to Sections 8.1 and 8.2 shall not exceed US$4,500,000.
(d)   Losses shall be net of amounts actually paid to the Parent under this Agreement, any insurance policy or other contract in connection with the facts giving rise to the right of indemnification hereunder, and the Parent shall use commercially reasonable efforts to recover all amounts payable from an insurer or other third party under any such insurance policy or other contract.
(e)   The Parent shall use commercially reasonable efforts to mitigate all Losses that are indemnifiable or recoverable hereunder or in connection herewith.
Section 8.4   Indemnification Procedures.
(a)   Promptly after Parent has knowledge of any event or circumstance, including any written claim by a third party, that would reasonably be expected to give rise to indemnification under this Article VIII (each, a “Third-Party Claim”) (but in any event prior to the time any response to the asserted claim is required), Parent shall deliver to the Purchaser a notice (each, a “Claim Notice”) setting forth in reasonable detail a description of the matter giving rise to indemnification hereunder, including, if known, the potential Losses (it being understood that any estimate of such Losses, if provided, shall not be conclusive of the final amount with respect to any such Third-Party Claim); provided, however, that any failure or delay by Parent in delivering a Claim Notice to the Purchaser shall not affect Parent’s right to indemnification under this Article VIII, except to the extent such failure or delay results in (i) lack of actual notice to the Purchaser and (ii) the Purchaser having been prejudiced by such failure or delay.
(b)   With respect to a Third-Party Claim, after receipt by Parent of a Claim Notice, the Purchaser, after consulting Parent and at the Purchaser’s option, assume and control the defense of Parent against such claim (including the engagement of counsel of the Purchaser’s choosing). Parent shall cooperate in the compromise of, or defense against, such claim. Except with the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed, the Purchaser shall not settle or compromise any Third-Party Claim or permit a default judgment or consent to the entry of any judgment, unless such settlement, compromise or judgment (i) relates solely to money damages (provided that all such money damages shall be subject to indemnity by the Purchaser under this Article VIII), (ii) provides for a full release of Parent from all liability arising or that may arise out of the claim(s) being settled and (iii) does not contain any admission or finding of wrongdoing on behalf of Parent. Subject to applicable Laws, after any Third-Party Claim has been filed or initiated, each Party to such claim shall make available to the other Party and its attorneys and accountants all pertinent information under its control relating to such claim, and the Parties to such claim agree to render to each other such assistance as they may reasonably require of the other in order to facilitate the proper and adequate defense of such claim.
ARTICLE IX
MISCELLANEOUS
Section 9.1   No Survival.   The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Closing Date and termination of this Agreement pursuant to Article VII, except that this Section 9.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Closing Date or termination of this Agreement. Notwithstanding the foregoing, neither this Section 9.1 nor anything else in this Agreement to the contrary shall limit the survival of Sections 2.3 and 2.4 (Closing Deliverables) and, solely with respect to Sections 2.3 and 2.4, Section 9.9 (Other Remedies; Specific Performance), which covenants and agreements shall survive the Closing in accordance with their respective terms.
Section 9.2   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date that transmission is confirmed electronically, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:
(a)
If to Parent, to:

Gravitas Education Holdings, Inc.
3/F, No. 28 Building, Fangguyuan Section 1
Fangzhuang, Fengtai District
Beijing, the PRC
Attention: Xin Fang
E-mail: fangxin@geh.com.cn
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, the PRC
Attention: Peter X. Huang, Esq.
Email: Peter.Huang@skadden.com
Skadden, Arps, Slate, Meagher & Flom LLP
46th Floor, Tower II
Jing An Kerry Center
1539 Nanjing West Road
Shanghai 200040, the PRC
Attention: Yuting Wu, Esq.
Email: Yuting.Wu@skadden.com

(b)
If to the Purchaser, to:

Rainbow Companion, Inc.
Suite 3501, 35/F
Jardine House
1 Connaught Place
Central, Hong Kong
Attention: Leon Ming and Stone Shi
Email: leon@ascendentcp.com; stone.c.shi@ascendentcp.com
or to such other address or to the attention of such other Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain) by means provided in this Section 9.2. If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.
Section 9.3   Public Disclosure.   None of the Parties or their respective Affiliates shall issue or cause the publication of this Agreement or any press release or other public announcement or communication with respect to the transactions contemplated hereby except such disclosure is necessary in order to comply with any Law or the regulations or policies of any securities exchange or other similar regulatory body (in which case the disclosing Party shall give the other Parties notice as promptly as is reasonably practicable of any required disclosure to the extent permitted by applicable Law), shall limit such disclosure to the information required to comply with such Law or regulations, and if reasonably practicable, shall consult with the other Parties regarding such disclosure and give good faith consideration to any suggested changes to such disclosure from the other Parties.
Section 9.4   Amendments and Waiver.
(a)   Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement, or in the case of a waiver, by the Party against whom the waiver is to be effective.
(b)   No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.
Section 9.5   Fees and Expenses.   Each Party shall bear all of its fees and expenses (including attorneys’ fees and disbursements of counsel, financial advisors and accountants) incurred by the Purchaser and its Subsidiaries in connection with this Agreement and the transactions contemplated hereby.
Section 9.6   Successors and Assigns.   The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Party.
Section 9.7   Governing Law.   This Agreement and the consummation the transactions contemplated under this Agreement, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the transactions contemplated under this Agreement, or the validity, interpretation, breach or termination of this Agreement and the consummation of the transactions contemplated under this Agreement, shall be governed by and construed in accordance with the laws of Hong Kong regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.
Section 9.8   Dispute Resolution.
(a)   Any Legal Proceeding arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 9.8 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.
(b)   Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 9.8, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the laws of Hong Kong.
Section 9.9   Other Remedies; Specific Performance.   Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.
Section 9.10   Entire Agreement; Third Party Beneficiaries.   This Agreement and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the exhibits and schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) are not intended to confer upon any other Person other than the Parties any rights or remedies.
Section 9.11   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 9.12   Counterparts; Electronic Delivery.   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Party of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized directors or officers as of the day and year first above written.
Gravitas Education Holdings, Inc.
By:	/s/ Dennis Demiao Zhu
	Name:	Dennis Demiao Zhu
	Title:	Director
[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized directors or officers as of the day and year first above written.
Rainbow Companion, Inc.
By:	/s/ Lam On Na Anna
	Name:	Lam On Na Anna
Title: Authorized Signatory
[Signature Page to Share Purchase Agreement]

Schedule 1
Business Subsidiaries

Schedule 2
Restructuring Plan

Schedule 3
Capitalization of the Company and the Business Subsidiaries as of the date hereof

ANNEX E
Voting Agreement

EXECUTION VERSION
GEHI VOTING AGREEMENT
This Voting Agreement (this “Agreement”) is made as of April 18, 2023 by and among Gravitas Education Holdings, Inc., a Cayman Islands exempted company (“GEHI”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”), and the undersigned GEHI shareholders (the “GEHI Shareholders” and each a “GEHI Shareholder”).
WHEREAS, contemporaneously with the execution and delivery of this Agreement, GEHI, Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of GEHI (“Merger Sub”), Best Assistant and, solely for certain sections named therein, NetDragon Websoft Holdings Limited, a Cayman Islands exempted company have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which, at the Closing, Merger Sub shall be merged with and into a Cayman Islands exempted company limited by shares to be incorporated as a direct or indirect wholly owned subsidiary of Best Assistant (“eLMTree”), with eLMTree surviving as a direct wholly owned subsidiary of GEHI (the “Merger”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, GEHI, on the one hand, and Rainbow Companion, Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Divestiture Purchaser”), on the other hand, are entering into that certain Share Purchase Agreement (the “GEHI Divestiture Agreement”), dated as of the date hereof, pursuant to which the Divestiture Purchaser will purchase from GEHI, and GEHI will sell to the Divestiture Purchaser, GEHI’s education businesses in the PRC pursuant to the terms thereof (such purchase and sale, the “GEHI Divestiture”, together with the other transactions contemplated by the GEHI Divestiture Agreement, the “GEHI Divestiture Transactions”); and
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
Section 1.   Definitions.   As used herein the term “Voting Shares” shall mean all securities of GEHI beneficially owned (as such term is defined in Rule13d-3 under the Exchange Act, excluding any shares underlying unexercised options or warrants, but including any shares acquired upon exercise of such options or warrants) (“Beneficially Owned” or “Beneficial Ownership”) by any GEHI Shareholder, including any and all securities of GEHI acquired and held in such capacity subsequent to the date hereof. Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Merger Agreement.
Section 2.   Representations and Warranties of the Voting Parties.   Each GEHI Shareholder on its own behalf hereby represents and warrants to the other parties hereto, severally and not jointly, with respect to such GEHI Shareholder and such GEHI Shareholder’s Beneficial Ownership of its Voting Shares set forth on Annex A as follows:
(a)   Organization and Standing.   If such GEHI Shareholder is a legal entity, such GEHI Shareholder has been duly organized and is validly existing and in good standing under the laws of the place of its incorporation or establishment and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. If such GEHI Shareholder is a legal entity, such GEHI Shareholder is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except as would not reasonably be expected to prevent or delay the consummation of the Transactions (including the Merger) or the GEHI Divestiture Transactions or as would not reasonably be expected to prevent such GEHI Shareholder from fulfilling its obligations under this Agreement.
(b)   Authority.   If such GEHI Shareholder is a legal entity, such GEHI Shareholder has all requisite power and authority to enter into this Agreement, to perform fully such GEHI Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. If such GEHI Shareholder is a natural person, such GEHI Shareholder has the legal capacity to enter into this Agreement. If such GEHI Shareholder is a legal entity, this Agreement has been duly authorized, executed and delivered by such GEHI Shareholder. This Agreement constitutes a valid and binding obligation of such GEHI Shareholder enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by principles governing the availability of equitable remedies.
(c)   No Consent.   No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of such GEHI Shareholder is required in connection with the execution, delivery and performance of this Agreement, except as would not reasonably be expected to prevent or delay the consummation of the Transactions (including the Merger) or the GEHI Divestiture Transactions or as would not reasonably be expected to prevent such GEHI Shareholder from fulfilling its obligations under this Agreement. If such GEHI Shareholder is a natural person, no consent of such GEHI Shareholder’s spouse or creditor is necessary under any “community property” or other laws for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. If such GEHI Shareholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.
(d)   No Conflicts.   Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, such GEHI Shareholder’s organizational documents, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such GEHI Shareholder or to such GEHI Shareholder’s property or assets (including the Voting Shares) that would reasonably be expected to prevent or delay the consummation of the Transactions (including the Merger) or the GEHI Divestiture Transactions or that would reasonably be expected to prevent such GEHI Shareholder from fulfilling its obligations under this Agreement.
(e)   Ownership of Shares.   Such GEHI Shareholder (i) Beneficially Owns its Voting Shares free and clear of all Liens and (ii) has the sole power to vote or caused to be voted its Voting Shares, other than Liens pursuant to this Agreement, the memorandum and articles of GEHI as in effect on the date hereof (the “M&A”) or applicable federal or state securities laws. Except pursuant hereto and pursuant to (A) the M&A and (B) the GEHI Share Plans, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such GEHI Shareholder is a party relating to the pledge, acquisition, disposition, transfer or voting of its Voting Shares and there are no voting trusts or voting agreements with respect to its Voting Shares; except in the case of such GEHI Shareholder that is a limited partnership, any organizational documents of such limited partnership and agreements between the limited partnership and its partners, in each case, that does not affect its Beneficial Ownership of its Voting Shares or its ability to vote or caused to be voted its Voting Shares. Such GEHI Shareholder does not Beneficially Own any equity securities of GEHI or any options, warrants or other rights to acquire any additional equity securities of GEHI or any security exchangeable or exercisable for or convertible into equity securities of GEHI, other than as set forth on Annex A.
(f)   No Litigation.   There is no Legal Proceeding pending against, or, to the knowledge of such GEHI Shareholder, threatened against, such GEHI Shareholder that would reasonably be expected to materially impair or materially adversely affect the ability of such GEHI Shareholder to perform such GEHI Shareholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement.
Section 3.   Agreement to Vote Shares; Further Assurances.
(a)   Each GEHI Shareholder agrees during the term of this Agreement to vote or cause to be voted the Voting Shares he, she or it Beneficially Owns, at every meeting (or in connection with any request for action by written consent) of the shareholders of GEHI at which such matters are considered and at every adjournment or postponement thereof, and to execute a written consent or consents if shareholders of GEHI are requested to vote their shares through the execution of an action by written consent, in each case to the extent such Voting Shares are entitled to vote thereon pursuant to the M&A: (i) in favor of (A) the approval and adoption of the Merger Agreement and the Transactions contemplated thereby (including the Merger); (B) the issuance of GEHI Ordinary Shares as the Merger Consideration; (C) the adoption of the GEHI A&R MAA; (D) any other proposals the Parties deem necessary or desirable to consummate the Transactions; and (E) any proposal to adjourn or postpone such meeting of shareholders of GEHI to a later date if there are not sufficient votes to approve Transactions (including the Merger) and (ii) against (A) any proposal or offer from any Person (other than (y) Best Assistant or any of its Affiliates or (z) the Divestiture Purchaser in respect of the GEHI Divestiture only) concerning (1) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving GEHI or any of its Subsidiaries, (2) the issuance, sale or acquisition of shares or other equity securities of GEHI, or (3) the sale, mortgage, charge, lease, exchange or other disposition of any significant portion of GEHI’s properties or assets, including the assets covered by the GEHI Divestiture Agreement; (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of GEHI under the Merger Agreement or the GEHI Divestiture Agreement; and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions (including the Merger) or the GEHI Divestiture Transactions or the fulfillment of GEHI’s conditions under the Merger Agreement or the GEHI Divestiture Agreement or change in any manner the voting rights of any class of shares of GEHI (including any amendments to its Governing Documents), except as contemplated by this Agreement.
(b)   From time to time, at the request of GEHI or Best Assistant, each GEHI Shareholder shall take all such further actions, as may be reasonably necessary to, in the most expeditious manner reasonably practicable, effect the purposes of this Agreement.
Section 4.   No Voting Trusts or Other Arrangement.   Each GEHI Shareholder agrees that during the term of this Agreement, such GEHI Shareholder will not, and will not permit any entity under GEHI Shareholder’s control to, deposit any Voting Shares in a voting trust, grant any proxies with respect to the Voting Shares or subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares except as contemplated in this Agreement. Each GEHI Shareholder hereby revokes any and all previous proxies and attorneys in fact with respect to the Voting Shares.
Section 5.   Transfer and Encumbrance.   Each GEHI Shareholder agrees that during the term of this Agreement, such GEHI Shareholder will not, directly or indirectly, transfer (including by operation of law), sell, tender, grant, offer, exchange, assign, pledge, charge or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), or encumber (“Transfer”) any of his, her or its Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of his, her or its Voting Shares or such GEHI Shareholder’s voting or economic interest therein. Any attempted Transfer of Voting Shares or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of Voting Shares by any GEHI Shareholder to (a) any investment fund or other entity controlled or managed by or under common management or control with such GEHI Shareholder or affiliates of such GEHI Shareholder, (b) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such GEHI Shareholder, or (c) if such GEHI Shareholder is a corporation, limited liability company, partnership, trust or other entity, any stockholder, member, partner or trust beneficiary as part of a distribution; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to GEHI and Best Assistant to be bound by all of the terms of this Agreement as a GEHI Shareholder.
Section 6.   Appraisal and Dissenters’ Rights.   Each GEHI Shareholder hereby (i) waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Transactions (including the Merger) or the GEHI Divestiture Transactions that GEHI Shareholder may have by virtue of ownership of Voting Shares and (ii) agrees not to commence or participate in any claim, derivative or otherwise, against GEHI relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement, the GEHI Divestiture Agreement or any other Transaction Agreements to which GEHI is a party or the consummation of the Transactions (including the Merger) or the GEHI Divestiture Transactions, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of GEHI in connection with this Agreement, the Merger Agreement, the GEHI Divestiture Agreement or any other Transaction Agreements to which GEHI is a party or the Transactions (including the Merger) or the GEHI Divestiture Transactions.
Section 7.   Redemption.   Each GEHI Shareholder agrees not to exercise any right to have any Voting Shares Beneficially Owned as of the date hereof or acquired and held in such capacity subsequent to the date hereof redeemed by GEHI.

Section 8.   Existing Registration Rights Agreement.   Ascendent Rainbow (Cayman) Limited (“ACP”) and GEHI hereby mutually agree to terminate the registration rights agreement dated 13 September 2017 among ACP and GEHI (previously known as RYB Education, Inc.). Effective as of the date hereof, the Registration Rights Agreement shall terminate and be of no further force and effect. Notwithstanding any provision of the Registration Rights Agreement to the contrary, neither ACP nor GEHI shall have any further obligations thereunder or with respect thereto.
Section 9.   Conversion Notices   Each GEHI Shareholder holding GEHI Class B Shares (each a “GEHI Class B Shareholder”) agrees to (i) deliver a written notice to GEHI immediately prior to the Closing, that such GEHI Class B Shareholder elects to convert all of the GEHI Class B Shares then held by it into GEHI Class A Shares pursuant to Article 13 of the M&A and (ii) cause GEHI to record the re-designation of the relevant GEHI Class B Shares to be converted as GEHI Class A Shares by making such entries on the register of members of GEHI pursuant to Article 14 of the M&A.
Section 10.   Termination.   This Agreement shall automatically terminate upon the earlier to occur of (i) the Closing and (ii) the date on which the Merger Agreement is terminated for any reason in accordance with its terms. Upon termination of this Agreement, no party shall have any further rights, obligations or liabilities under this Agreement; provided, that nothing in this Section 8 shall relieve any party of liability for any willful breach of this Agreement occurring prior to termination and the provisions of Sections 10 and 13-15 shall survive any termination of this Agreement.
Section 11.   No Agreement as Director or Officer.   Each GEHI Shareholder is signing this Agreement solely in its capacity as a shareholder of GEHI. No GEHI Shareholder makes any agreement or understanding in this Agreement in such GEHI Shareholder’s capacity (or in the capacity of any Affiliate, partner or employee of GEHI Shareholder) as a director or officer of GEHI or any of its Subsidiaries (if GEHI Shareholder holds such office). Nothing in this Agreement will limit or affect any actions or omissions taken by a GEHI Shareholder (or any Affiliate, partner or employee of GEHI Shareholder) in his, her or its capacity as a director or officer of GEHI, and no actions or omissions taken in any GEHI Shareholder’s capacity (or in the capacity of any Affiliate, partner or employee of GEHI Shareholder) as a director or officer shall be deemed a breach of this Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict a GEHI Shareholder (or any Affiliate, partner or employee of GEHI Shareholder) from exercising his or her fiduciary duties as an officer or director to GEHI or its Subsidiaries.
Section 12.   Specific Enforcement.   It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, that this Agreement shall be specifically enforceable, in addition to any other remedy to which such injured party is entitled at law or in equity, and that any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or an award of specific performance is not an appropriate remedy for any reason at law or equity and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof.
Section 13.   Entire Agreement.   This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by the party against whom the waiver is to be effective. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 14.   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date that transmission is confirmed electronically, if delivered by email; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:
if to GEHI, to:
Gravitas Education Holdings, Inc.
3/F, No. 28 Building, Fangguyuan Section 1,
Fangzhuang, Fengtai District
Beijing, the PRC
Attention: Xin Fang
E-mail: fangxin@geh.com.cn
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, the PRC
Attention: Peter X. Huang, Esq.
Email: Peter.Huang@skadden.com
Skadden, Arps, Slate, Meagher & Flom LLP
46th Floor, Tower II
Jing An Kerry Center
1539 Nanjing West Road
Shanghai 200040, the PRC
Attention: Yuting Wu, Esq.
Email: Yuting.Wu@skadden.com
if to Best Assistant, to:
Best Assistant Education Online Limited
Units 2001-05 & 11, 20/F, Harbour Centre,
25 Harbour Road
Wan Chai, Hong Kong
Attention: Garwin Chan
E-mail: garwin@elm-tree.com
with a copy to:
Cleary Gottlieb Steen & Hamilton
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing 100020
People’s Republic of China
Attention: Denise Shiu
E-mail: dshiu@cgsh.com
and
Cleary Gottlieb Steen & Hamilton
One Liberty Plaza
New York NY 10006
Attention: Adam Brenneman
E-mail: abrenneman@cgsh.com

if to the GEHI Shareholder(s), to the address(es) set forth underneath the GEHI Shareholder’s name on the signature page hereto, or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.
Section 15.   Miscellaneous.
(a)   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.   Section 11.7 and Section 11.8 of the Merger Agreement are incorporated herein by reference, mutatis mutandis.
(b)   Severability.   The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by Law.
(c)   Counterparts.   This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic, facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Agreement.
(d)   Titles and Headings.   The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.
(e)   Assignment; Successors and Assigns; No Third Party Rights.   Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, it intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
(f)   Further Assurances.   Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to give effect to the transactions contemplated by this Agreement.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
GEHI
GRAVITAS EDUCATION HOLDINGS, INC.
By: /s/ Dennis Demiao Zhu

Name: Dennis Demiao Zhu
Title:   Director
[Signature Page to GEHI Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
BEST ASSISTANT
BEST ASSISTANT EDUCATION ONLINE LIMITED
By: /s/ LEUNG LIM KIN SIMON

Name:  LEUNG LIM KIN SIMON
Title:    Director
[Signature Page to GEHI Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
GEHI SHAREHOLDER:
Ascendent Rainbow (Cayman) Limited
By: /s/ Lam On Na Anna

Name: Lam On Na Anna
Title:   Authorized Signatory
Addresses for Notices:
GEHI Shareholder	Address: Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong Attention: Liang Meng and Stone Shi Email: leon@ascendentcp.com; stone.c.shi@ascendentcp.com
[Signature Page to GEHI Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
GEHI SHAREHOLDER:
Joy Year Limited
By: /s/ Chimin Cao

Name: Chimin Cao
Title:   Director
Addresses for Notices:
GEHI Shareholder	Address: 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China Attention: Chimin Cao Email: ccmin@geh.com.cn
[Signature Page to GEHI Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
GEHI SHAREHOLDER:
Trump Creation Limited
By: /s/ Wen Hu

Name: Wen Hu
Title:   Director
Addresses for Notices:
GEHI Shareholder	Address: 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China Attention: Wen Hu
[Signature Page to GEHI Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
GEHI SHAREHOLDER:
Bloom Star Limited
By: /s/ Yanlai Shi

Name: Yanlai Shi
Title:   Director
Addresses for Notices:
GEHI Shareholder	Address: 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China Attention: Yanlai Shi Email: sylai@geh.com.cn
[Signature Page to GEHI Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.
GEHI SHAREHOLDER:
RYB Education Limited
By: /s/ Yanlai Shi

Name: Yanlai Shi
Title:   Director
Addresses for Notices:
GEHI Shareholder	Address: 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China Attention: Yanlai Shi Email: sylai@geh.com.cn
[Signature Page to GEHI Voting Agreement]

Annex A
Name of GEHI Shareholder	Type and Number of Voting Shares as of the Date hereof
Ascendent Rainbow (Cayman) Limited	5,713,612 GEHI Class A Shares 2,831,131 GEHI Class B Shares
Joy Year Limited	4,135,854 GEHI Class A Shares 2,059,005 GEHI Class B Shares
Trump Creation Limited	2,108,691 GEHI Class A Shares
Bloom Star Limited	1,194,865 GEHI Class B Shares
RYB Education Limited	300,741 GEHI Class A Shares 864,140 GEHI Class B Shares

ANNEX F
FORM OF PROXY CARD
GRAVITAS EDUCATION HOLDINGS, INC.
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: GEHI)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING TO BE HELD ON SEPTEMBER 11, 2023 AT 10:00 A.M. (BEIJING TIME) (OR ANY ADJOURNMENT THEREOF)
I/We,          , being the registered holder of           ordinary shares(Note 1) par value US$0.001 per share, of Gravitas Education Holdings, Inc. (the “Company”) hereby appoint the Chairman of the Extraordinary General Meeting(Note 2) or                  as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjournment thereof) of the Company (the “Meeting”) to be held on September 11, 2023 at 10:00 a.m. Beijing time, at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China, and at any adjournment(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.
PROPOSALS	SPECIAL RESOLUTIONS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.	THAT the agreement and plan of merger, dated as of April 18, 2023, as it may be amended from time to time (the “Merger Agreement”) (such Merger Agreement being in the form attached as Annex A to the proxy statement accompanying the notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), by and among the Company, Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, and solely for purposes of certain named sections thereof, NetDragon, pursuant to which Best Assistant will form a Cayman Islands exempted company limited by shares (“eLMTree”) as its wholly owned subsidiary and transfer the education business of NetDragon outside of the PRC to eLMTree, and Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company (the “Merger”), and any and all transactions contemplated by the Merger Agreement, including the Merger, be authorized and approved.	☐	☐	☐

PROPOSALS	SPECIAL RESOLUTIONS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
2.	THAT, subject to and conditional upon the Merger becoming effective, the fifth amended and restated memorandum and article of association of the Company be amended and restated by their deletion in their entirety and the substitution of in their place of the sixth amended and restated memorandum and articles of association of the Company (the “A&R MAA”) (in the form attached as Annex C to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) effective immediately prior to the effective time (the “Effective Time”) of the Merger.	☐	☐	☐
3.	THAT, subject to and conditional upon the Merger becoming effective, the name of the Company be changed from “Gravitas Education Holdings, Inc.” to “Mynd.ai, Inc.” effective immediately prior to the Effective Time (the “Name Change”).	☐	☐	☐
4.	THAT, subject to and conditional upon the Merger becoming effective, immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows (the “Variation of Share Capital”): (a) the authorized share capital of the Company shall be varied to US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 ordinary shares of a par value of US$0.001 each (each a “ListCo Ordinary Share”) and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with the A&R MAA, and (b) all Class A ordinary shares of the Company prior to the adoption of the A&R MAA, par value US$0.001 per share (“ListCo Class A Ordinary Shares”) and all Class B ordinary shares of the Company prior to the adoption of the A&R MAA, par value US$0.001 per share (“ListCo Class B Ordinary Shares”) in the authorized share capital of the Company (including all issued and outstanding ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares, and all authorized but unissued ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares) shall be re-designated as ListCo Ordinary Shares.	☐	☐	☐

PROPOSALS	ORDINARY RESOLUTIONS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
5.	THAT the issuance of Merger Consideration (as defined below) at the Effective Time be authorized and approved: at the Effective Time, each ordinary share of eLMTree issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable ListCo Ordinary Shares equal to (a) the eLMTree per share value (which is in turn calculated by (i) the eLMTree Equity Value (being US$750,000,000 assuming a normalized level of working capital of no less than US$25,000,000 at the closing of the Merger (the “Closing”)) divided by (ii) the number of ordinary shares of eLMTree that are outstanding immediately prior to the Effective Time), divided by (b) the GEHI per share value (which is in turn calculated by (i) the GEHI Equity Value (being US$50,000,000 assuming the net cash of the Company will be US$15,000,000 at the Closing), divided by (ii) the number of all ListCo Class A Ordinary Shares that are outstanding immediately prior to the Effective Time on a fully-diluted basis) (the “Per Share Merger Consideration”, and the aggregate number of ListCo Ordinary Shares to be issued by the Company, the “Merger Consideration”), except for (x) all ordinary shares of eLMTree that are owned by the Company, eLMTree, Merger Sub or any wholly owned subsidiary of eLMTree immediately prior to the Effective Time (the “Excluded Shares”) which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of eLMTree issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of eLMTree in accordance with Section 238 of the Companies Act (as revised) of the Cayman Islands (the “Cayman Islands Companies Act”) (such ordinary shares of eLMTree being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.	☐	☐	☐
6.	THAT each of the directors and officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement and the transactions contemplated thereunder including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Name Change and the Variation of Share Capital.	☐	☐	☐

PROPOSALS	ORDINARY RESOLUTIONS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
7.	THAT the adjournment of the extraordinary general meeting be approved if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting.	☐	☐	☐
Signature(s)(Note 4)
Print Name
Title
Dated	, 2023
Seal

Notes:
1
Please insert the number and class (i.e., Class A or Class B) of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2
If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3
IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

4
This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

ANNEX G
DEPOSITARY’S NOTICE
TIME SENSITIVE MATERIALS
Depositary’s Notice of Extraordinary General Meeting of
GRAVITAS EDUCATION HOLDINGS, INC.
(FORMERLY, RYB EDUCATION, INC.)
ADSs:	American Depositary Shares (“ADSs”).
ADS CUSIP No.:	74979W200.
ADS Record Date:	August 7, 2023.
Meeting Specifics:	Extraordinary General Meeting to be held on September 11, 2023 at 10:00 A.M. (Beijing time) at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Meeting.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on September 5, 2023.
Deposited Securities:	Class A ordinary shares, par value US$0.001 per share, (the “Shares”) of Gravitas Education Holdings, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).
ADS Ratio:	Twenty (20) Shares to one (1) ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. — Hong Kong.
Deposit Agreement:	Deposit Agreement, dated as of September 26, 2017, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder.
To be counted, your Voting Instructions need to be received by the
Depositary prior to 10:00 A.M. (New York City time) on
September 5, 2023.

The Company has announced that the Meeting will be held at the date, time and location identified above.* A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed. The Company’s Notice of Meeting and related materials are available through the Company’s website, at https://ir.geh.com.cn/
Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.
Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions, and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.
Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of estab-lishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in Section 4.10 of the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instruc-tions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as otherwise contemplated in Section 4.10 of the Deposit Agreement). Notwithstanding anything else contained in the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of share-holders.

*
As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forward-ing this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any respon-sibility with respect to the accuracy of such information. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.
If you have any questions, please contact Citibank, N.A. — ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).
Citibank, N.A., as Depositary

Exhibit A
The purpose of the extraordinary general meeting is for our shareholders to consider and vote upon:
As special resolutions:
1.
THAT the agreement and plan of merger, dated as of April 18, 2023, as it may be amended from time to time (the “Merger Agreement”) (such Merger Agreement being in the form attached as Annex A to the proxy statement accompanying the notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), by and among the Company, Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, and solely for purposes of certain named sections thereof, NetDragon, pursuant to which Best Assistant will form a Cayman Islands exempted company limited by shares (“eLMTree”) as its wholly owned subsidiary and transfer the edu cation business of NetDragon outside of the PRC to eLMTree, and Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company (the “Merger”), and any and all transactions contemplated by the Merger Agreement, including the Merger, be authorized and approved (“Proposal I”);

2.
THAT, subject to and conditional upon the Merger becoming effective, the fifth amended and restated memorandum and article of association of the Company be amended and restated by their deletion in their entirety and the substitution of in their place of the sixth amended and restated memorandum and articles of association of the Company (the “A&R MAA”) (in the form attached as Annex C to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary gen eral meeting) effective immediately prior to the effective time (the “Effective Time”) of the Merger (“Proposal II”);

3.
THAT, subject to and conditional upon the Merger becoming effective, the name of the Company be changed from “Gravitas Education Holdings, Inc.” to “Mynd.ai, Inc.” effective immediately prior to the Effective Time (the “Name Change”) (“Proposal III”);

4.
THAT, subject to and conditional upon the Merger becoming effective, immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows (the “Variation of Share Capital”): (a) the authorized share capital of the Company shall be varied to US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 ordinary shares of a par value of US$0.001 each (each a “ListCo Ordinary Share”) and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with the A&R MAA, and (b) all Class A ordinary shares of the Company prior to the adoption of the A&R MAA, par value US$0.001 per share (“ListCo Class A Ordinary Shares”) and all Class B ordinary shares of the Company prior to the adoption of the A&R MAA, par value US$0.001 per share (“ListCo Class B Ordinary Shares”) in the authorized share capital of the Company (including all issued and outstand ing ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares, and all authorized but unissued ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares) shall be re-designated as ListCo Ordinary Shares (“Proposal IV”);

As ordinary resolutions:
5.
THAT the issuance of Merger Consideration (as defined below) at the Effective Time be authorized and approved: at the Effective Time, each ordinary share of eLMTree issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable ListCo Ordinary Shares equal to (a) the eLMTree per share value (which is in turn calculated by (i) the eLMTree Equity Value (being US$750,000,000 assuming a normalized level of working capital of no less than US$25,000,000 at the closing of the Merger (the “Closing”)) divided by (ii) the number of ordinary shares of eLMTree that are outstanding immediately prior to the Effective Time), divided by (b) the GEHI per share value (which is in turn calculated by (i) the GEHI Equity Value (being

US$50,000,000 assuming the net cash of the Company will be US$15,000,000 at the Closing), divided by (ii) the number of all ListCo Class A Ordinary Shares that are out standing immediately prior to the Effective Time on a fully-diluted basis) (the “Per Share Merger Consideration”, and the aggre gate number of ListCo Ordinary Shares to be issued by the Company, the “Merger Consideration”), except for (x) all ordinary shares of eLMTree that are owned by the Company, eLMTree, Merger Sub or any wholly owned subsidiary of eLMTree imme diately prior to the Effective Time (the “Excluded Shares”) which shall automatically be canceled and shall cease to exist, and (y) ordinary shares of eLMTree issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such ordinary shares of eLMTree in accordance with Section 238 of the Companies Act (as revised) of the Cayman Islands (the “Cayman Islands Companies Act”) (such ordinary shares of eLMTree being referred to collectively as the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act (“Proposal V”);
6.
THAT each of the directors and officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement and the transactions contemplated thereunder including the Merger, the issuance of the Merger Consideration, the adoption of the A&R MAA, the Name Change and the Variation of Share Capital (“Proposal VI”); and

If necessary, as an ordinary resolution:
7.
THAT the adjournment of the extraordinary general meeting be approved if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting (“Proposal VII”).

ANNEX H
FORM OF ADS VOTING INSTRUCTION CARD
Extraordinary General MeetingGravitas Education Holdings, Inc. (formerly, RYB Education, Inc.) (the “Company”)ADS CUSIP No.: 74979W200.ADS Record Date: August 7, 2023.Meeting Specifics: Extraordinary General Meeting to be held on September 11, 2023 at 10:00 A.M. (Beijing time)at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People'sRepublic of China (the “Meeting”).Meeting Agenda: Please refer to the Company’s Notice of Meeting enclosed herewith.Depositary: Citibank, N.A.Deposit Agreement: Deposit Agreement, dated as of September 26, 2017.Deposited Securities: Class A ordinary shares, par value US$0.001 per share, of the Company.Custodian: Citibank, N.A. - Hong Kong.The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (suchAmerican Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting(and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS RecordDate of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the DepositAgreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) representedby such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities inaccordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions, and (ii) in the event voting takes place at a shareholders’ meeting by poll, theDepositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructionsfrom a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deemsuch Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionaryproxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B)substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right tovote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructionstimely received from Holders or as otherwise contemplated in Section 4.10 of the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify themanner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor ofthe items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted(except (i) in the case voting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from amajority of Holders of ADSs who provided voting instructions and (ii) as otherwise contemplated in Section 4.10 of the Deposit Agreement). Notwithstanding anything else contained in the DepositAgreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such DepositedSecurities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.Please indicate on the reverse side hereof how the Deposited Securities are to be voted.The Voting Instructions must be marked, signed and returned on time in order to be counted.By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.The Voting Instructions must be signed, completed and received at the indicated address prior to10:00 A.M. (New York City time) on September 5, 2023 for action to be taken.2023 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES

H-1

The purpose of the extraordinary general meeting is for our shareholders to consider and vote upon:(i) the Merger Proposal (“Proposal I”);(ii) the Amendment Proposal (“Proposal II”);(iii) the Name Change Proposal (“Proposal III”);(iv) the Variation of Share Capital Proposal (“Proposal IV”);(v) the Issuance of Merger Consideration Proposal (“Proposal V”);(vi) the General Authorization Proposal (“Proposal VI”); and(vii) the Adjournment Proposal (“Proposal VII”).For details of each proposal please refer to Exhibit A of the Depositary's Notice of Meeting.Issue Gravitas Education Holdings, Inc.For Against AbstainProposal 1 Proposal 2Proposal 3Proposal 4Proposal 5Proposal 6Proposal 7 B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed. If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary togive voting instructions “FOR” the unmarked issue (unless otherwise specified in the notice distributed to holders).If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed theDepositary to give an "ABSTAIN" voting instruction for such issue.Please be sure to sign and date this Voting Instructions Card.Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructionsexecuted by a corporation should be signed in full name by a duly authorized officer with full title as such. Signature 1 - Please keep signature within the line Signature 2 - Please keep signature within the line Date (mm/dd/yyyy)

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ANNEX I
AUDITED CONSOLIDATED FINANCIAL INFORMATION OF ELMTREE
Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP	I-2
Report of Independent Registered Public Accounting Firm – Deloitte LLP	I-4
Consolidated and Combined Balance Sheets as of December 31, 2022 and 2021	I-5
Consolidated and Combined Statements of Operations and Comprehensive Income (Loss) for Each of the Three Years in the Period Ended December 31, 2022	I-6
Consolidated and Combined Statement of Changes in Parent Company Net Investment for Each of the Three Years in the Period Ended December 31, 2022	I-7
Consolidated and Combined Statements of Cash Flows for Each of the Three Years in the Period Ended December 31, 2022	I-8
Notes to Consolidated and Combined Financial Statements	I-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of eLMTree (the consolidated and combined overseas education business of NetDragon Websoft Holdings Limited)
Opinion on the Financial Statements
We have audited the accompanying consolidated and combined balance sheet of eLMTree and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated and combined statements of operations and comprehensive income (loss), changes in parent company net investment, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Emphasis of a Matter
As described in Note 2 to the financial statements, the accompanying financial statements have been derived from the separate records maintained by NetDragon Websoft Holdings Limited (“NetDragon”). The financial statements also include expense allocations for certain corporate functions historically provided by NetDragon. These allocations may not be reflective of the actual expenses that would have been incurred had the Business operated as a separate entity apart from NetDragon. A summary of transactions with related parties is included in Note 11 to the financial statements.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Discontinued Operations — Refer to Note 2 and 17 to the financial statements
Critical Audit Matter Description
On September 22, 2022, the Company abandoned the operations of the North America geographic region of the Edmodo business. In applying Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 205-20 Presentation of Financial Statements — Discontinued Operations, the Company determined the abandonment qualified for discontinued operations presentation and as such, the consolidated and combined financial statements have been retroactively adjusted, where applicable, to give effect to the discontinued operations for all periods presented.
We identified the presentation of discontinued operations as a critical audit matter due to the significance of the judgments regarding the cost of sales and operating expense amounts involved, and the high degree of complexity and judgment exercised by, and assertions made by, Management in applying ASC 205-20 Presentation of Financial Statements — Discontinued Operations, in the determination of whether or not the disposal represented a strategic shift that had a major effect on an entity’s operations and financial results. Auditing this matter required a high degree of auditor judgment and an increased extent of effort, including the need to involve our national office specialists, when evaluating management’s assessment of the basis for presentation of the North America geographic region of the Edmodo business as discontinued operations under ASC 205-20 Presentation of Financial Statements — Discontinued Operations.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the discontinued operations included the following among others:
•
Obtained and evaluated management’s assessment of the facts and circumstances relating to the discontinued operations conclusion for the North America geographic region of the Edmodo business.

•
Obtained internal and external communications regarding the discontinuance of the North America geographic region of the Edmodo business.

•
With the assistance of our national office specialists, we evaluated the basis for presentation of the North America geographic region of the Edmodo business as discontinued operations under ASC 205-20 Presentation of Financial Statements — Discontinued Operations.

•
Evaluated the completeness and accuracy of the North America region of the Edmodo business’ expenses to determine that the transactions were presented, recorded and classified accurately in the consolidated and combined statement of operations, including:

–
Testing the completeness by determining that the selections made from the population pertaining to the continuing operations were appropriately excluded from the discontinued operations.

–
Testing the accuracy by making selections and verifying the supporting Norther America geographic region of the Edmodo business invoices.

–
Evaluating the expense allocation methodology was appropriate and reasonable, where applicable.

•
Evaluated the completeness and accuracy of the Company’s disclosures related to the discontinued operations.

/s/ DELOITTE & TOUCHE LLP
Seattle, Washington
July 31, 2023
We have served as the Company’s auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of eLMTree (the Consolidated and Combined Overseas Education business of NetDragon Websoft Holdings Limited)
Opinion on the Financial Statements
We have audited the accompanying consolidated and combined balance sheet of eLMTree and subsidiaries (the “Company”) as of December 31, 2021, the related consolidated and combined statements of operations and comprehensive income (loss), changes in parent company net investment, and cash flows for each of the two years in the period then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of a Matter
As described in Note 2 to the financial statements, the accompanying financial statements have been derived from the separate records maintained by NetDragon Websoft Holdings Limited (“NetDragon”). The financial statements also include expense allocations for certain corporate functions historically provided by NetDragon. These allocations may not be reflective of the actual expenses that would have been incurred had the Company operated as a separate entity apart from NetDragon. A summary of transactions with related parties is included in Note 11 to the financial statements.
/s/ DELOITTE LLP
London, United Kingdom
July 31, 2023
We began serving as the Company’s auditor in 2022. In 2023 we became the predecessor auditor.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF NETDRAGON WEBSOFT HOLDINGS LIMITED)
CONSOLIDATED AND COMBINED BALANCE SHEETS
(in thousands)
	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$29,312	$40,508
Accounts receivable, net of allowance of $2,970 and $2,970	61,061	89,240
Inventories	111,227	97,510
Prepaid expenses and other current assets	8,977	9,503
Due from related parties	2,093	888
Loan receivable, related party	7,919	—
Prepaid subscriptions	7,300	—
Current assets of discontinued operations	5	578
Total current assets	227,894	238,227
Goodwill	42,048	34,255
Property, plant, and equipment, net	2,998	2,094
Intangible assets, net	47,997	49,915
Right-of-use assets	3,110	3,501
Deferred tax assets, net	44,627	21,652
Other non-current assets	107	93
Total non-current assets	140,887	111,510
Total assets	368,781	349,737
LIABILITIES AND PARENT COMPANY NET INVESTMENT
Current liabilities:
Accounts payable	81,471	90,518
Accrued expenses and other current liabilities	47,085	59,053
Loans payable	48,030	39,539
Loans payable, related parties	—	3,550
Contract liabilities	10,148	7,564
Accrued warranties	13,550	11,202
Lease liabilities, current	1,788	1,635
Due to related parties	3,978	509
Current liabilities of discontinued operations	597	612
Total current liabilities	206,647	214,182
Long-term liabilities:
Loans payable, long-term	276	—
Loans payable, related parties, long-term	4,445	3,698
Contract liabilities, long-term	17,692	12,437
Lease liabilities, long-term	1,634	2,183
Other long-term liabilities	1,076	—
Total non-current liabilities	25,123	18,318
Total liabilities	231,770	232,500
Commitments and contingencies (Note 13)
Parent company net investment:
Parent company net investment	137,011	117,237
Total liabilities and parent company net investment	$368,781	$349,737
See accompanying notes to the consolidated and combined financial statements.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF NETDRAGON WEBSOFT HOLDINGS LIMITED)
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands)
	For the Year Ended December 31,
	2022	2021	2020
Revenue	$584,684	$448,193	$312,060
Cost of sales	440,769	309,223	214,628
Gross profit	143,915	138,970	97,432
Operating expenses:
General and administrative	35,348	31,768	21,971
Research and development	41,459	35,591	32,887
Sales and marketing	60,848	60,545	45,417
Impairment of intangible assets	—	—	4,000
Total operating expenses	137,655	127,904	104,275
Operating income (loss)	6,260	11,066	(6,843)
Other income (expense):
Interest expense	(1,833)	(173)	(334)
Other expense	(7)	(2,608)	(835)
Gain on forgiveness of debt	4,923	—	—
Other income	604	360	2,820
Total other income (expense)	3,687	(2,421)	1,651
Income (loss) from continuing operations, before income taxes	9,947	8,645	(5,192)
Income tax benefit (expense)	25,275	(1,787)	20,572
Income from continuing operations	$35,222	$6,858	$15,380
Loss from discontinued operations, net of tax (Note 17)	(12,637)	(7,960)	(9,853)
Net income (loss)	$22,585	$(1,102)	$5,527
Other comprehensive (loss) income:
Change in foreign currency translation adjustments	(3,367)	(755)	1,315
Total other comprehensive (loss) income	(3,367)	(755)	1,315
Total comprehensive income (loss)	$19,218	$(1,857)	$6,842
See accompanying notes to the consolidated and combined financial statements.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF NETDRAGON WEBSOFT HOLDINGS LIMITED)
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY
NET INVESTMENT
(in thousands)
Parent company net investment
Balance at January 1, 2020	$25,631
Contributions from parent company	733
Foreign currency translation differences — foreign operations	1,315
Net income	5,527
Balance at December 31, 2020	$33,206
Contributions from parent company	85,888
Foreign currency translation differences — foreign operations	(755)
Net loss	(1,102)
Balance at December 31, 2021	$117,237
Contributions from parent company	556
Foreign currency translation differences — foreign operations	(3,367)
Net income	22,585
Balance at December 31, 2022	$137,011
See accompanying notes to the consolidated and combined financial statements.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF NETDRAGON WEBSOFT HOLDINGS LIMITED)
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(in thousands)
	For the Year Ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$22,585	$(1,102)	$5,527
Loss from discontinued operations, net of tax	12,637	7,960	9,853
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,520	6,116	6,262
Deferred taxes	(25,275)	(3,505)	(23,198)
Non-cash lease expense	1,818	1,867	2,563
Gain on forgiveness of debt	(4,923)	—	—
Impairment of intangible assets	—	—	4,000
Impairment of right-of-use assets	—	1,553	—
Loss on disposal of property, plant and equipment	30	94	20
Change in operating assets and liabilities:			—
Accounts receivable	25,346	(46,249)	12,024
Inventories	(16,286)	(57,393)	(8,966)
Prepaid expenses and other assets	701	(5,015)	2,784
Prepaid subscriptions	(7,300)	—	—
Due from related parties	(4,376)	1,034	(1,469)
Accounts payable	(1,820)	54,786	9,305
Accrued expenses and other liabilities	(13,280)	21,809	984
Accrued warranties	3,266	2,735	(1,740)
Due to related parties	3,469	509	(2,023)
Contract liabilities	7,779	3,430	(431)
Lease obligations — operating leases	(2,084)	(2,111)	(3,081)
Net cash provided by (used in) operating activities — continuing operations	6,807	(13,482)	12,414
Net cash used in operating activities — discontinued operations	(12,079)	(8,422)	(8,689)
Net cash provided by (used in) operating activities	(5,272)	(21,904)	3,725
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(829)	(1,194)	(633)
Internal-use software development costs	(1,028)	—	—
Issuance of loan receivable, related party	(7,919)	—	—
Acquisition of Explain Everything, Inc.	(6,000)	—	—
Net cash used in investing activities — continuing operations	(15,776)	(1,194)	(633)
Net cash used in investing activities — discontinued operations	—	—	—
Net cash used in investing activities	(15,776)	(1,194)	(633)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank borrowings	(49,305)	—	(17,793)
Proceeds from bank borrowings	63,000	34,000	10,000
Repayment of Paycheck Protection Program Loan	(5)	—	—
Proceeds from Paycheck Protection Program Loan	—	—	5,396
Repayment of NetDragon group loans	(3,210)	(33,320)	(8,761)
Proceeds from NetDragon group loans	869	24,781	23,855
Net cash provided by financing activities — continuing operations	11,349	25,461	12,697
Net cash provided by financing activities — discontinued operations	—	—	—
Net cash provided by financing activities	11,349	25,461	12,697
Net change in cash	(9,699)	2,363	15,789
Cash and cash equivalents, beginning of year	40,508	37,817	21,198
Exchange rate effects	(1,497)	328	830
Cash and cash equivalents, end of year	$29,312	$40,508	$37,817
Supplemental disclosure of non-cash investing and financing activities transactions:
Non-cash repayment of NetDragon group loans	$—	$23,970	$3,750
Accrued purchase price related to acquisition	$1,688	$—	$—
Accrued value of earnout related to acquisition	$377	$—	$—
Supplemental disclosure of cash transactions:
Cash paid for interest	$—	$—	$545
Cash paid for taxes, net of refunds	$969	$6,419	$2,231
See accompanying notes to the consolidated and combined financial statements.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 1. Organization
eLMTree represents the consolidated and combined education related businesses of NetDragon Websoft Holdings Limited (“NetDragon” or the “Parent”) and consists of the consolidated financial statements of Promethean World Limited (“Promethean”), Edmodo, LLC (“Edmodo”), Elernity (Thailand) Co., Ltd. (“Elernity Thailand”), and Sky Knight Investments Limited (“Sky Knight”). The principal activities of the businesses, which are principally conducted in the United States and the United Kingdom are as follows:
•
Promethean: produces interactive displays and teaching software primarily used in the education market.

•
Edmodo: provides software platform which enables teachers to share content, quizzes, assignments, and manage communication with students, colleagues, and parents.

•
Elernity: engages in business development to assist in selling NetDragon family educational products.

Note 2. Summary of Significant Accounting Policies
Basis of Presentation and Combination
The accompanying consolidated and combined financial statements have been prepared on a stand-alone basis and are derived from NetDragon’s consolidated financial statement accounting records. The consolidated and combined financial statements include the historical results of operations, financial position and cash flows of eLMTree in conformity with generally accepted accounting principles in the United States (U.S. GAAP). The operations comprising eLMTree are in various legal entities wholly owned by NetDragon. Accordingly, NetDragon’s net investment in these operations is shown in lieu of stockholder’s equity in the consolidated and combined financial statements. All amounts discussed herein are in ‘000’s unless otherwise stated.
eLMTree comprises certain stand-alone legal entities for which discrete financial information is available. NetDragon records transactions at the legal entity level. Allocation methodologies were applied to certain accounts to allocate amounts to eLMTree as discussed further below.
eLMTree entities are under the common control of the Parent as a result of, among other factors, NetDragon’s ownership. Transactions between NetDragon and the Company are accounted for through Parent company net investment in eLMTree. The total net effect of the settlement of these affiliate transactions is reflected in the Company’s consolidated and combined balance sheets as Parent company net investment in eLMTree.
The consolidated and combined financial statements include all revenues and expenses as well as assets and liabilities directly associated with the business activity of eLMTree as well as an allocation of certain general and administrative expenses related to facilities, functions and services provided by our Parent. These corporate expenses have been allocated to eLMTree based on direct usage or benefit, where identifiable, with the remainder allocated based on headcount or a percentage of total operating expenses or other measures that management believes are consistent and reasonable. See Note 10 — Relationship with Parent and Related Entities.
All of the allocations and estimates in the consolidated and combined financial statements are based on assumptions that management believes are reasonable. However, the consolidated and combined financial statements included herein may not be indicative of the financial position, results of operations and cash flows of eLMTree in the future or if eLMTree had been a separate, stand-alone entity during the periods presented.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 2. Summary of Significant Accounting Policies (continued)
Basis of Presentation and Combination (continued)
On September 22, 2022, the Company abandoned the operations of the North America geographic region of the Edmodo business. In applying Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 205-20 Presentation of Financial Statements — Discontinued Operations and ASC 360 Property, Plant, and Equipment, the Company determined the abandonment qualified for discontinued operations presentation and as such, the consolidated and combined financial statement have been retroactively adjusted, where applicable, to give effect to the discontinued operations for all periods presented. See Note 17 Discontinued Operations.
Use of Estimates
The preparation of the consolidated and combined financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated and combined financial statements and reported amounts of revenues and expenses during the reporting period. The most important of these estimates and assumptions relate to revenue recognition, evaluation of finite and indefinite-lived tangible and intangible assets and goodwill for impairment, and valuation allowance for deferred tax assets. Actual results may differ from those estimates.
Liquidity and Capital Resources
As of December 31, 2022, the Company had $29,312 in cash and cash equivalents and net working capital of $21,247. The Company generated positive operating cash flows from continuing operations in 2022 of $6,807. While the Company has historically funded its activities primarily through cash flows from financing activities with the Parent, the Company also has in place a secured revolving line of credit facility with Bank of America (see Note 12 Debt). This credit facility has a committed line limit of $125,000. Given these facts and circumstances, the Company has determined that the Company is reasonably expected to have adequate resources to continue as a going concern for at least the twelve month period following issuance of these financial statements.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2022 and 2021, respectively, the Company had no cash equivalents.
Concentration of Credit Risk
Credit risk represents the risk that the Company would incur a loss if counterparties failed to perform pursuant to the terms of their agreements. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash balances with financial institutions in federally insured accounts and for certain institutions has cash balances in excess of the insurance limits. These deposits and funds may be redeemed upon demand and the Company does not anticipate any losses on such balances. The Company has not experienced any losses to date and believes that it is not exposed to any significant credit risk on cash and cash equivalents.
On March 10, 2023, one of the financial institutions the Company has accounts with, Silicon Valley Bank, or SVB, was closed and the FDIC was appointed receiver for the bank. The FDIC created a successor

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 2. Summary of Significant Accounting Policies (continued)
Concentration of Credit Risk (continued)
bridge bank, Silicon Valley Bridge Bank, N.A, or SVBB, and all deposits of SVB were transferred to SVBB and made available in full to customers under a systemic risk exception approved by the United States Department of Treasury, the Federal Reserve and the FDIC. The Company has not historically had balances in excess of the FDIC insurance limit at SVB.
Accounts Receivable, Net
The provision for credit losses is management’s best estimate of the credit losses in existing accounts receivable. The Company monitors the financial performance, historical and expected collection patterns, and creditworthiness of its customers so that management can properly assess and respond to changes in their credit profile. The Company also monitors domestic and international economic conditions for the potential future effect on its customers. Past due balances are reviewed individually for collectability. Account balances are charged against the provision when management determine it is probable the receivable will not be recovered. All provisions for credit losses are charged to general and administrative expenses on the Company’s consolidated and combined statement of operations and comprehensive income (loss).
The provision for credit losses as of December 31, 2022 and 2021 was as follows:
	December 31,
	2022	2021
Balance at beginning of period	$2,970	$176
Provision for estimated credit losses	—	2,794
Balance at end of period	$2,970	$2,970
Inventories
Inventories are valued at the lower of cost or net realizable value. The cost of inventories is based on the first-in first-out method and includes expenditures incurred in acquiring the inventories, production or conversion costs, as well as other costs incurred in bringing them to their existing location and condition. Inventory is comprised of raw materials and consumables and finished products intended for sale. The Company periodically makes judgments and estimates regarding the future utility and carrying value of inventory. The carrying value of inventory is periodically reviewed and impairments, if any, are recognized when the expected net realizable value is less than carrying value.
Property, Plant and Equipment, Net
Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense when incurred. Additions and improvements that extend the economic useful life of the asset are capitalized and depreciated over the remaining useful lives of the assets. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any resulting gain or

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 2. Summary of Significant Accounting Policies (continued)
Property, Plant and Equipment, Net (continued)
loss is reflected in current earnings. Depreciation is recognized using the straight-line method in amounts considered to be sufficient to allocate the cost of the assets to operations over the estimated useful lives or lease terms, as follows:
Asset Category	Depreciable Life
Buildings	25 years
Plant and Machinery	3-10 years
Computer and office equipment	3 years
Furniture and Fixtures	5 years
Construction-in-progress	N/A
Leasehold improvements	**

**
Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Intangible Assets
Intangible assets, which consist of customer relationships, non-compete agreements, trade names, and patents and technology, are stated at cost less accumulated amortization. Amortization is generally recorded on a straight-line basis over estimated useful lives ranging from one to ten years. The Company periodically reviews the estimated useful lives of intangible assets and adjusts when events indicate that a shorter life is appropriate.
Long-lived assets, other than goodwill and other indefinite-lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets.
Factors that the Company considers in deciding when to perform an impairment review include significant changes in the Company’s forecasted projections for the asset or asset group for reasons including, but not limited to, significant underperformance of a product in relation to expectations, significant changes, or planned changes in the Company’s use of the assets, significant negative industry or economic trends, and new or competing products that enter the marketplace. The impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset group. If impairment is indicated, the asset is written down by the amount by which the carrying value of the asset exceeds the related fair value of the asset with the related impairment charge recognized within the statements of operations and comprehensive income (loss). For the years ended December 31, 2022 and 2021, the Company did not recognize any impairment charges. For the year ended December 31, 2020, the Company recognized $4,000 of impairment charges.
Goodwill
Goodwill, which represents the excess of purchase prices over the fair value of net assets acquired, is carried at cost. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value-based test. Goodwill is evaluated for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 2. Summary of Significant Accounting Policies (continued)
Goodwill (continued)
The Company has the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative goodwill impairment test is performed. Impairment tests are performed, at a minimum, on December 31st each year. Management may use the income approach (utilizing future estimated discounted cash flows) or the market approach to determine the estimated fair value of reporting units in determining whether the fair value of its reporting units exceeded their carrying amounts. If the fair value exceeds the carrying amount, then no impairment is recognized. If the carrying amount recorded exceeds the fair value calculated, then an impairment charge is recognized for the difference. The impairment review requires management to make judgments in determining various assumptions with respect to revenues, operating margins, growth rates and discount rates and market multiples of comparable companies. The judgments made in determining the estimated fair value of a reporting unit can materially impact the Company’s financial condition and results of operations. The Company performed a qualitative assessment and determined there was no impairment of goodwill for the years ended December 31, 2022, 2021, and 2020, respectively.
Fair Value Measurements
The Company applies ASC 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.
The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:
Level 1 —
Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 —
Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 —
Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, contract liabilities, accrued warranties, lease liabilities, current related

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 2. Summary of Significant Accounting Policies (continued)
Fair Value Measurements (continued)
party loans payable (level 3) and refund liability approximate their fair values because of their short-term nature. The fair value of the Company’s loans payable (See Note 12 — Debt), which are categorized as Level 3 within the fair value hierarchy as of as of December 31, 2022 and 2021, is not materially different to the carrying value of such facility.
Business Combinations
The Company accounts for its business combinations using the acquisition method of accounting. The purchase consideration is allocated to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair value of these assets acquired and liabilities assumed is recorded as goodwill. Management is required to make significant estimates and assumptions in determining fair values, especially with respect to acquired intangible assets, which include but are not limited to: the selection of valuation methodologies, expected future revenue and cash flows, expected customer attrition rates from acquired customers, future changes in technology, and discount rates. These estimates are inherently uncertain and, therefore, actual results may differ from the estimates made. As a result, during the measurement period of up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill as information on the facts and circumstances that existed as of the acquisition date becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statements of operations. Acquisition-related expenses are recognized separately from business combinations and are expensed as incurred.
Revenue Recognition
The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”), which prescribes that an entity should recognize revenue that depicts the transfer of products or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. The guidance also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgment and changes in judgments and assets recognized from costs incurred to fulfill a contract.
Under ASC 606, the Company recognizes revenue following a five-step model which prescribes the Company: (i) identify contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect substantially all of the consideration it is entitled to in exchange for the products or services it transfers to the customer. Payment is due at the point of sale. The Company does not have any significant financing components in their customer contracts.
Performance obligations are satisfied both at a point in time and over time. All revenues are recognized based on the satisfaction of the performance obligation to date.
The Company generates revenue primarily from the sale of the following goods and services, which includes freight charges and excludes value-added tax and other sales taxes.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 2. Summary of Significant Accounting Policies (continued)
Revenue Recognition (continued)
Hardware and Accessories
The Company generates the majority of its revenue from the sales of hardware and accessory products to a global network of distributors and resellers, who are considered the customers for these products. Revenue is recognized at a point in time when the customer obtains control of the distinct good. The specific timing of the change in control varies by customer (based on contractual agreements between the Company and the customer) and can occur either when the goods are shipped by the Company via a third-party carrier, or when the goods are made available for pick-up by the customer. Customers do not have a contractual right of return of goods, aside from standard provisions regarding defective products.
The Company provides a Promethean Global Software License for its preloaded proprietary embedded software with the sale of its hardware products. The Company considers this hardware and software to be highly interdependent and highly interrelated. As a result, the Company considers the hardware and proprietary software to represent a combined performance obligation and recognizes revenue when control of the combined performance obligation has passed to the customer.
Freight Revenue
The Company may arrange for shipment of its core products by third-party logistics providers to certain customers, based on delivery location and timing requirements determined by these customers. The Company considers freight to be a separate performance obligation, as the shipping is capable of being distinct within the context of contract and provides a separate benefit to the customer above and beyond the Company’s other products. This performance obligation is considered to be satisfied at a point in time, which typically occurs when the third-party logistics providers take possession of the products, as control of the goods has passed to the customer at this point in time. The Company considers itself to be the principal in freight revenue transactions.
Warranty Revenue
The Company provides a standard warranty on all of its hardware products. Depending on the jurisdiction in which the product is sold, this standard warranty is either for three years or five years. This warranty is not sold separately and does not provide any additional services beyond assuring the product complies with the agreed upon specifications. As such, the Company considers the standard warranty as an assurance type warranty which does not constitute a separate performance obligation.
In those jurisdictions where a three-year warranty is considered standard, the Company also separately sells enhanced five-year and seven-year warranties, which are considered to represent a separate performance obligation that is satisfied over the time period from the end of the term of the standard warranty to the end of the term of the enhanced warranty. The customer for enhanced warranties is the end user. In those jurisdictions where a five-year warranty is considered standard, the Company also separately sells enhanced seven-year warranties, which are considered to represent a separate performance obligation that is satisfied over the time period from the end of the term of the standard warranty to the end of the term of the enhanced warranty.
Payments received in advance of providing these enhanced warranty services are recorded in the consolidated and combined balance sheet as contract liabilities and are recognized in the consolidated and combined statement of operations and comprehensive income (loss) proportionately over the period that the enhanced warranty services are provided.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 2. Summary of Significant Accounting Policies (continued)
Revenue Recognition (continued)
Future Unspecified Software Upgrade Rights
The Company has identified a performance obligation regularly included in arrangements involving the sale of the Company’s hardware products. The performance obligation is the right of the customer to receive, on a when-and-if-available basis, future unspecified software upgrades relating to the software bundled with each device. The customer for future unspecified software upgrade rights is the end user. Because the Company lacks observable prices for the undelivered performance obligations, the allocation of revenue is based on the Company’s estimated stand-alone selling prices using the cost plus margin approach. Payments received in advance of providing the future unspecified software upgrade rights are recorded in the consolidated and combined balance sheet as contract liabilities and are recognized in the consolidated and combined statement of operations and comprehensive income (loss) proportionately over the period that the software upgrades are provided.
Training Revenue
The Company offers a training service for use of its hardware, which is considered to represent a separate performance obligation that is satisfied over time, as the services are capable of being distinct within the context of contract and provide a separate benefit to the customer above and beyond the Company’s other products. The customer for training services is the end user. The revenue associated with this performance obligation is recognized on a straight-line basis over the training period, which the Company believes represents a faithful depiction of the transfer of these training services. Payments received in advance of providing these training services are recorded in the consolidated and combined balance sheet as contract liabilities and are recognized in the consolidated and combined statements of operations and comprehensive income (loss) proportionately over the training period.
Practical Expedients
The Company applies the following practical expedients allowable under ASC 606:
1.
Sales Taxes and Similar Taxes Collected From Customers:

The Company excludes from the transaction price value-added tax and other sales taxes.
2.
Contract Costs:

The Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.
Significant Judgments
Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. In order to be distinct, the customer must be able to benefit from the service on its own or with readily available resources, and the promise to transfer the good or service must be separately identifiable from other goods and services in the contract.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 2. Summary of Significant Accounting Policies (continued)
Revenue Recognition (continued)
Significant Judgments (continued)
The Company enters into contracts whereby the Company will transfer cash, or a credit note to a customer when a rebate has been achieved, the Company estimates the amount of consideration to which it will be entitled using the expected value method. The Company also enters into contracts with certain of its distributor and reseller partners where the sales price of the products or services transferred is not fixed at the time revenue is initially recognized, but is rather subsequently determined by the price at which the distributor or reseller sells the products or services to the end consumer. These estimates are made using the expected value method based on historical rebate experience and expected future sales trends on a customer-by-customer basis. These estimates are measured at each reporting date and are generally resolved within 90 days of recognizing the initial revenue. Because these contracts contain elements of variable consideration, the Company only includes this variable consideration in its transaction price when there is a basis to reasonably estimate the amount of consideration to which the Company expects to ultimately be entitled and it is probable there will not subsequently be a significant reversal of revenue previously recognized.
Cost of Sales
Cost of sales consists primarily of inventory costs, cost of delivering training services, depreciation of property, plant and equipment, freight, warehousing, and warranty costs associated with Promethean’s hardware products, as well as third-party hosting fees associated with Edmodo’s online platform. In addition, logistic and operations employee costs, as well as an allocation of related depreciation and office space cost, are also included in cost of sales. Finally, amortization of intangible assets directly associated with the Company’s products is included in cost of sales.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries, and employee benefits for its employees not related to logistics and operations, research and development, selling, and marketing, as well as costs incurred for office space (excluding amounts allocated to cost of sales), professional service fees, insurance costs, legal expenses, and other general overhead.
Research and Development Expenses
Research and development expenses consist primarily of salaries, employee benefits, and compensation for employees engaged in research and development.
Sales and Marketing Expenses
Selling and marketing expenses consist primarily of salaries, employee benefits, and other headcount-related expenses associated with sales and marketing personnel, and the costs of media advertising, promotions, trade shows, and seminars.
Advertising Expense
Advertising costs are expensed as incurred. Advertising costs were $11,343, $8,508, and $6,571 for the years ended December 31, 2022, 2021, and 2020, respectively, which are included in sales and marketing expenses on the consolidated and combined statements of operations and comprehensive income (loss).

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 2. Summary of Significant Accounting Policies (continued)
Other Income (Expense)
Other income (expense) consists primarily of interest expense, foreign currency transaction adjustments and gain from the forgiveness of debt.
Leases
In accordance with ASC 842, Leases, as amended, the Company determines if an arrangement is a lease at inception and classifies its leases at commencement. The Company does not have any financing leases. Operating leases are presented as right-of-use (“ROU”) assets and the corresponding lease liabilities are included in operating lease liabilities, current and operating lease liabilities on the Company’s consolidated and combined balance sheets. ROU assets represent the Company’s right to use an underlying asset, and lease liabilities represent the Company’s obligation for lease payments in exchange for the ability to use the asset for the duration of the lease term.
ROU assets and lease liabilities are recognized at commencement date and determined using the present value of the future minimum lease payments over the lease term. The Company uses an incremental borrowing rate based on estimated rate of interest for collateralized borrowing since the Company’s leases do not include an implicit interest rate. The estimated incremental borrowing rate considers market data, lease economic environment and lease term at commencement date. The lease term may include options to extend when it is reasonably certain that the Company will exercise that option. The Company recognizes operating lease expense on a straight-line basis over the lease term.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when the Company determines it is more likely than not that some portion or all deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.
The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.
The Company does not provide for income taxes on its undistributed earnings of its foreign subsidiaries since such earnings are considered to be indefinitely reinvested or may be remitted tax-free. It is not practicable to estimate the amount of deferred tax liability related to these investments. Carryforward attributes that were generated in tax years prior to those that remain open for examination may still be adjusted by relevant tax authorities upon examination if they either have been, or will be, used in a future period.
Functional Currency
The local currency is the functional currency for all foreign entities other than a small number of intermediate holding companies which have USD as the functional currency. Assets and liabilities of these operations are translated into U.S. Dollars at the exchange rate in effect at the end of each period. Income statement accounts are translated at the average exchange rate prevailing during the period.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 2. Summary of Significant Accounting Policies (continued)
Functional Currency (continued)
Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of other comprehensive income (loss). The Company incurred a loss of $3,367 and $755 during the years ended December 31, 2022 and 2021, respectively, and a gain of $1,315 during the year ended December 31, 2020 for the translation of foreign entities due to fluctuations of foreign currency exchange rates.
Segment Reporting
The Company determines its reportable segments in accordance with ASC 280, Segment Reporting. The Company determines its reportable segments by first identifying its operating segments. An operating segment is a component of the Company that 1) engages in business activities from which it may recognize revenue and incur expenses, 2) its operating results are regularly reviewed by the chief operating decision maker (“CODM”) in making decisions about resources to be allocated to the segment and assess its performance, and 3) its discrete financial information is available. The Company determined it has one operating segment: eLMTree. Management reviews its business along this single operating segment using the combined and consolidated financial results and other information reported by eLMTree. The Company’s CODM has been identified as its Chief Executive Officer.
The Company does not have material long-lived assets in geographic areas outside of the United States.
Discontinued Operations
When the Company has abandoned, or classified as held for sale, a business component that represents a strategic shift with significant effect on the Company’s operations and financial results, it classifies that business component as a discontinued operation and retrospectively presents discontinued operations for the comparable periods. The post-tax income, or loss, of discontinued operations are shown as a single line on the face of the consolidated and combined statements of operations and comprehensive income (loss). The disposal of the discontinued operation would also result in a gain or loss upon final disposal.
Impact of COVID-19 Pandemic
The COVID-19 worldwide pandemic has presented substantial public health and economic challenges and is affecting us, as well as our employees, partners, communities and business operations, as well as the U.S. and global economies and financial markets. International and U.S. governmental authorities in impacted regions have been taking actions since the onset of the pandemic in an effort to slow the spread of COVID-19 initially, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. To date, the Company has not experienced material disruptions in our business operations or financial impacts. While it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, the continued spread of COVID-19 and variants of the virus, the rate of vaccinations regionally and globally and the measures taken by the government authorities, and any future epidemic disease outbreaks, could disrupt the supply chain and the manufacture or shipment of products and supplies for use by us or impede our negotiations with partners and potential partners; which could increase our operating costs and have a material adverse effect on our business, financial condition and results of operations.
The COVID-19 pandemic and mitigation measures have had and may continue to have, and any future epidemic disease outbreak may have, an adverse impact on global economic conditions, which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 2. Summary of Significant Accounting Policies (continued)
Impact of COVID-19 Pandemic (continued)
when needed. The extent to which the COVID-19 pandemic impacts our results of operations will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the virus and new variants and the actions to contain its impact.
Recent Accounting Pronouncements
Accounting Pronouncements Recently Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The measurement of current expected credit losses (CECL) is based on historical experience, current conditions, and reasonable and supportable forecasts that affect collectability. ASU 2016-13 also eliminates the concept of “other-than-temporary” impairment when evaluating available-for-sale debt securities and instead focuses on determining whether any impairment is a result of a credit loss or other factors. An entity will recognize an allowance for credit losses on available-for-sale debt securities rather than an other-than-temporary impairment that reduces the cost basis of the investment. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company elected to early adopt ASU 2016-13 effective January 1, 2020. The adoption did not have a material impact on the Company’s consolidated and combined financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The purpose of ASU No. 2019-12 is to continue the FASB’s Simplification Initiative to reduce complexity in accounting standards. The amendments in ASU No. 2019-12 simplify the accounting for income taxes by removing certain exceptions related to the incremental approach for intraperiod tax allocation, the requirement to recognize or derecognize deferred tax liabilities related to equity method investments that are also foreign subsidiaries, and the methodology for calculating income taxes in an interim period. In addition to removing these exceptions, ASU No. 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. ASU No. 2019-12 is effective for annual periods beginning after December 15, 2020 for public business entities. For all other entities, the amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted, including adoption in an interim period. The Company adopted this standard effective January 1, 2021. The adoption of this standard did not have a significant impact on the Company’s consolidated and combined financial statements.
In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements (“ASU 2020-10”), which makes minor technical corrections and clarifications to the ASC. The amendments in Sections B and C of AS 2020-10 are effective for annual periods beginning after December 15, 2020, for public business entities. For all other entities, the amendments are effective for annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022. Early adoption is permitted. The Company adopted this standard effective January 1, 2021. The adoption of this standard did not have a significant impact on the Company’s consolidated and combined financial statements.
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). The new guidance requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 2. Summary of Significant Accounting Policies (continued)
Recent Accounting Pronouncements (continued)
Accounting Pronouncements Recently Adopted (continued)
from Contracts with Customers, as if it had originated the contracts. Under the current business combinations guidance, such assets and liabilities are recognized by the acquirer at fair value on the acquisition date. ASU 2021-08 is effective for public business entities for fiscal years beginning on or after November 1, 2023, including interim periods therein. The standard will not impact acquired contract assets or liabilities from business combinations occurring prior to the effective date of adoption, and the impact in future periods will depend on the contract assets and contract liabilities acquired in future business combinations. The Company adopted ASU 2021-08 on January 1, 2022. The adoption of this standard did not have a significant impact on the Company’s consolidated and combined financial statements.
Note 3. Business Combinations
On November 17, 2022, the Company, in connection with the Asset Purchase Agreement entered into on November 17, 2022, acquired substantially all the assets and assumed certain liabilities of Explain Everything, Inc., Explain Everything Sales, Inc., EE Discover, Inc., and Explain Everything SP. ZO.O (collectively, “Explain Everything” or the “Seller”) (the “Acquisition”) in exchange for total consideration of $8,065, consisting of: (i) $6,000 in cash paid at Closing, (ii) an Earn-Out Payment valued at $377, (iii) Deferred Payments valued at $1,939, (iv) and reduced for working capital adjustments totaling approximately $251. Explain Everything is a leading whiteboard platform designed to help teachers and students create and complete engaging lessons and assignments, video capture, and collaborate. The Earn-Out represents a potential obligation of the Company to pay up to $400 in cash contingent on the achievement of certain performance indicators on or before September 30, 2023. The Acquisition is being accounted for as a business combination in accordance with ASC 805. The Company has determined the fair values of the assets acquired and liabilities assumed in the Acquisition.
The fair values of the assets acquired and liabilities assumed, as well as the pro-forma results of operations for this acquisition, have not been presented because they are not material to the consolidated and combined financial statements.
Note 4. Revenue Recognition
Revenue
Sales of hardware and accessories includes revenue from freight, which is recognized at a point in time. Services include enhanced warranty and training revenue, which are recognized over time.
The following table presents the Company’s net revenue disaggregated based on the revenue source and the timing of revenue recognition:
	Year Ended December 31,
	2022	2021	2020
Revenue from hardware and accessories	$573,409	$440,984	$307,576
Revenue from services	11,275	7,209	4,484
Total revenue	$584,684	$448,193	$312,060

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 4. Revenue Recognition (continued)
Revenue (continued)
The following table presents the Company’s net revenue disaggregated based on geographic location:
	Year Ended December 31,
	2022	2021	2020
United States	$417,476	$296,601	$169,110
Rest of World	167,208	151,592	142,950
Total revenue	$584,684	$448,193	$312,060
Revenues in Egypt were $33,127 and greater than 10% of total revenue for the year ended December 31, 2020.
Deferred Revenue
	As of December 31,
	2022	2021
Contract liabilities
Deferred revenue: enhanced warranties	$19,264	$16,519
Deferred revenue: other services	8,576	3,482
	$27,840	$20,001
The contract liabilities listed above represent deferred revenue associated with sales of enhanced warranties and other services such as training revenue and future unspecified software upgrade rights. The contract liabilities balance as of January 1, 2021, was $16,494, respectively. The deferred revenue amounts included as contract liabilities represents the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially satisfied). These performance obligations are expected to be satisfied as follows:
	Enhanced warranties	Other services
Contract liabilities
1 year or less	$3,652	$6,496
1 to 2 years	3,218	1,304
2 or more years	12,394	776
	$19,264	$8,576
During 2022, 2021, and 2020, the Company recognized $6,127, $3,978, and $5,400 respectively, in revenue that was included in deferred revenue contract liabilities as of January 1, 2022, January 1, 2021, and January 1, 2020, respectively. There were no other significant changes in contract liabilities during 2022.
The Company did not have any contract assets as of or for the years ended December 31, 2022, 2021, and 2020.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 5. Inventories
Inventories consist of the following:
	December 31,
	2022	2021
Raw materials and consumables	$768	$861
Finished goods	110,459	96,649
	$111,227	$97,510
Note 6. Prepaid Subscriptions
On June 15, 2022, the Company entered into an Exclusive Distribution Agreement and Master Services Agreement (“Distribution Agreement”) with Merlyn Mind, Inc. (“Merlyn Mind”). Merlyn Mind will make the Symphony Classroom Solution (hardware products and SaaS Application) available for re-sale by the Company to customers (e.g., schools). The Company will pay Merlyn Mind fees based on schedules, as set forth in the Distribution Agreement. The original Distribution Agreement contract amount was $1,950 and through amendments has been increased to $9,300, which has been paid in advance by the Company. Pursuant to the Distribution Agreement, Merlyn Mind will offset any payments made by $50 per month or until the earlier the month that the $9,250 has been fully offset in the aggregate, or the date Merlyn Mind has fully repaid to the Company the full balance owed until December 31, 2024. On November 28, 2022, Merlyn Mind repaid $2,000 to the Company. The outstanding balance owed to the Company as of December 31, 2022 is $7,300.
Note 7. Property, Plant, and Equipment, net
Property, plant and equipment, net consist of the following:
	December 31,
	2022	2021
Buildings	$1,675	$1,708
Plant and machinery	2,124	2,096
Leasehold improvements	133	141
Computer and office equipment	14,618	15,136
Furniture and fixtures	1,750	1,757
Construction in progress	1,079	641
	21,379	21,479
Less: Accumulated depreciation	(18,381)	(19,385)
Property, plant and equipment, net	$2,998	$2,094
Depreciation expense totaled $889, $1,025, and $879, of which $188, $199, and $183 is recorded in cost of sales and $701, $826, and $696 is recorded in general and administrative expenses on the Company’s consolidated and combined statement of operations and comprehensive income (loss) for the years ended December 31, 2022, 2021, and 2020, respectively.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 8. Goodwill & Intangible Assets
Goodwill and Indefinite-Lived Intangible Assets
The changes in the carrying amount of goodwill and other indefinite lived intangible assets for the years ended December 31, 2022 and 2021 are presented in the table below:
	Goodwill	Indefinite-Lived Tradenames
Balance, December 31, 2019	$34,255	$39,997
Impairment	—	(4,000)
Balance, December 31, 2020	34,255	35,997
Foreign currency adjustments	—	—
Balance, December 31, 2021	34,255	35,997
Foreign currency adjustments	501	—
Additions	7,292	—
Balance, December 31, 2022	$42,048	$35,997
The goodwill balance of the Company primarily relates to goodwill recognized by NetDragon in connection with the 2015 acquisition of Promethean World Limited as discussed in Note 2 — Summary of Significant Accounting Policies and the 2022 acquisition of Explain Everything as discussed in Note 3 — Business Combinations.
The indefinite-lived tradenames balance of the Company relates to the intangible assets recognized by NetDragon in connection with the 2015 acquisition of Promethean World Limited and 2018 acquisition of Edmodo, LLC which was allocated from NetDragon to eLMTree.
Due to significantly higher operating costs due to an increasingly challenging regulatory environment for Edmodo.com the Company evaluated the ongoing value of Edmodo tradenames. Based on this evaluation, the Company determined the long lived intangible asset with a carry amount of $4,000 was no longer recoverable and impaired. As a result, the Company fully wrote down the assets, resulting in an impairment charge of $4,000. Fair value was based on expected future cash flows using non-recurring Level 3 inputs under ASC 820. The cash flows are those expected to be generated by the market participants, discounted at the risk-free rate of interest. There were no material impairments of goodwill and indefinite-lived intangible assets identified for the years ended December 31, 2022 and 2021.
Finite-Lived Intangible Assets
The components of intangible assets, all of which are finite-lived, consisted of the following:
	December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)
Customer relationships	$10,514	$(10,514)	$—	—
Patent and developed technology	37,403	(26,022)	11,381	2.8
Tradenames	560	—	560	10.0
Non-compete agreements	59	—	59	2.0
	$48,536	$(36,536)	$12,000

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 8. Goodwill & Intangible Assets (continued)
Finite-Lived Intangible Assets (continued)
	December 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)
Customer relationships	$10,514	$(10,514)	$—	—
Patent and developed technology	36,309	(22,391)	13,918	3.8
	$46,823	$(32,905)	$13,918
No impairments of finite-lived intangible assets were identified during fiscal years 2022, 2021, and 2020. The Company estimates that it has no significant residual value related to the finite-lived intangible assets.
Intangible assets amortization expense was $3,631 which was entirely included in cost of sales on the Company’s consolidated and combined statement of operations and comprehensive income (loss) for the year ended December 31, 2022. Intangible assets for which amortization was previously recorded in general and administrative expenses in prior years became fully amortized in the year ended December 31, 2021. Intangible assets amortization expense was $5,091 and $5,383, of which $3,631 and $3,631 was included in cost of sales and $1,460 and $1,752 was included in general and administrative expenses on the Company’s consolidated and combined statement of operations and comprehensive income (loss) for the years ended December 31, 2021 and 2020, respectively.
The following table outlines the estimated future amortization expense related to intangible assets held as of December 31, 2022:
Year Ending December 31,
2023	$3,827
2024	3,826
2025	3,190
2026	165
2027	165
Thereafter	827
Total	$12,000

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 9. Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following:
	December 31,
	2022	2021
Accrued payroll	$21,163	$23,430
Accrued duty and freight	5,761	23,201
Accrued interest	2,096	161
Accrued professional fees	276	493
Accrued other and other liabilities	18,865	11,768
	$48,161	$59,053
The Company records estimates for tariff amounts owed on inventory imported to the United States from China. During 2021, the Company confirmed its actual tariff liability owed to the United States government and adjusted its accrued liability balance as of December 31, 2021 accordingly. The offsetting adjustment of $13,856 was recorded as a benefit to cost of sales in the consolidated and combined statement of operations and comprehensive income (loss).
Note 10. Relation with Parent and Related Entities
Historically, eLMTree has been managed and operated in the normal course of business consistent with other affiliates of the Parent. Accordingly, certain shared costs have been allocated to eLMTree and reflected as expenses in the consolidated and combined financial statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Parent expenses attributable to eLMTree for purposes of the stand-alone financial statements. However, the expenses reflected in the consolidated and combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if eLMTree historically operated as a separate, stand-alone entity. In addition, the expenses reflected in the consolidated and combined financial statements may not be indicative of related expenses that will be incurred in the future by eLMTree.
Allocated Direct Costs
The consolidated and combined statements of operations and comprehensive income (loss) include expenses for employee compensation that were directly attributable to the Company’s business. The Parent has allocated such expenses by identifying the individual employee whose work directly related to the Company. Costs of $1,090, $2,191, and $717 for the years ended December 31, 2022, 2021, and 2020, respectively, have been reflected in the operating expenses in our consolidated and combined statements of operations and comprehensive income (loss) for our allocated share of Parent’s operating expenses.
Note 11. Related Party Transactions
The Company has amounts due from related parties with common ownership, of $2,093 and $888 relating to the payment of engineering, hosting and employee services by the Company on behalf of related parties as of December 31, 2022 and 2021, respectively.
On July 15, 2022, the Company entered into a related party loan agreement with Best Assistant Education Online Limited (a subsidiary of NetDragon, “Best Assistant” or the “Borrower”). The loan agreement allowed the Borrower to receive a non-interest bearing revolver loan from the Company up to a

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 11. Related Party Transactions (continued)
maximum of $10,000. The revolver loan is due on the earlier of (i) June 30, 2023 or (ii) a change in control of the Borrower. The outstanding balance owed to the Company as of December 31, 2022 is $7,919.
The Company has related party payables due to parties with common ownership, of $3,978 and $509 relating to the amounts owed for engineering, hosting and employee services provided by the related parties as of December 31, 2022 and 2021, respectively.
In November 2019, the Company issued a non-interest-bearing promissory note of $45,800 due to Best Assistant (a subsidiary of NetDragon). The promissory note was payable upon demand and the outstanding balance was $3,550 as of December 31, 2021. This remaining balance was fully repaid on November 18, 2022.
The Parent has historically provided funding to the Company. This funding has been provided on an interest-free basis with no set repayment date. Effective September 30, 2021, a total of $76,131 in historical funding was formally designated as a capital contribution by the Boards of Directors of Edmodo, LLC and Digital Train Limited (a subsidiary of NetDragon) and was reclassified to parent company net investment. As of December 31, 2022 and 2021, a total of $4,445 and $3,698 in funding from the Parent remained recorded as a long-term liability on the consolidated and combined balance sheet, respectively. This amount has no stated interest rate or repayment date.
Note 12. Debt
Debt outstanding consists of the following:
	December 31,
	2022	2021
Line of credit	$47,838	$34,143
Paycheck Protection Program Loan	468	5,396
Promissory note	—	3,550
NetDragon Group Loan	4,445	3,698
	$52,751	$46,787
In June 2018, the Company entered into a secured revolving line of credit facility for borrowings up to $35,000 with Bank of America (the “Revolver”). The Company was able to borrow funds up to this amount until June 25, 2021 (the “Revolver Termination Date”). On June 22, 2021, the Revolver Termination Date was extended to September 23, 2021 and on September 16, 2021, the Revolver Termination Date was further extended to January 21, 2022. On December 20, 2021, the Revolver’s line of credit was increased to $50,000 and the Company increased its borrowings under the Revolver to $34,000. On March 31, 2022, the Revolver Termination Date was extended to March 31, 2027. On January 19, 2023, the Revolver’s line of credit was increased to $125,000 and the Revolver Termination Date was extended to January 19, 2028.
As of December 31, 2022 and 2021, the outstanding balance on the line of credit was $47,838 and $34,143, respectively. Of the total outstanding balance at December 31, 2022, $17,784 incurred interest at an annual rate of 7.85%, $28,000 incurred interest at an annual interest rate of 6.25% and $5,000 incurred interest at an annual interest rate of 6.36%. There is no requirement to pay down the line of credit balance until the Revolver Termination Date.
Interest on the Revolver accrues at the choice of rate of a) the Prime Rate as announced by Bank of America, (b) the Federal Funds Rate plus 0.50%, or (c) Bloomberg Short-term Bank Yield (“BSBY”) for 30,

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 12. Debt (continued)
90, or 180 days (at the election of the Company), plus the Applicable Margin. The Applicable Margin shall be 0.35% (Prime Rate/Federal Funds Rate) or 1.35% (BSBY Rate) if the Company’s EBITDA exceeds $14.0 million for the trailing four fiscal quarters, 0.575%/1.575% if the EBITDA is between $10.0 and $14.0 million, and 0.85%/1.85% if the EBITDA is less than $10.0 million. Interest accrued on draws on the line of credit using the Prime Rate or the Federal Funds Rate plus 0.50% is calculated on a daily basis and is charged to the line of credit daily. Interest accrued on draws on the line using the BSBY rate is calculated on a daily basis, but is only charged to the line of credit at the end of the 30, 90, or 180 day period elected by the Company.
Borrowings under the revolver are collateralized by the Company’s eligible trade receivables globally and eligible inventories in the United States and the Netherlands. Eligibility is determined by Bank of America and is based on the country of origin for the Company’s trade receivables and the type and nature of the Company’s inventory in the United States and the Netherlands.
The Revolver loan agreement includes a number of affirmative and negative covenants. As of December 31, 2022, the Company believes it was in material compliance with all such covenants.
In May 2020, the Company entered into a $5,396 loan agreement under the Paycheck Protection Program (the “PPP”) with a 1% interest rate, which is administered by the U.S. Small Business Administration (the “SBA”). If companies meet certain requirements under the PPP, loans may be eligible for forgiveness. On October 18, 2022, the Company qualified for partial loan forgiveness from the SBA and $4,923 of the loan was forgiven. As of December 31, 2022, the outstanding loan payable is $468 and matures on May 8, 2025. As of December 31, 2021, the Company accrued interest of $63 in relation to the Paycheck Protection Program Loan.
Note 13. Commitments and Contingencies
Leases
The Company currently maintains lease arrangements for corporate office space and vehicles. The Company’s leases generally have initial terms ranging from one to seven years and may include renewal options and rent escalation clauses. The Company is typically required to make fixed minimum rent payments relating to its right to use an underlying leased asset.
The Company has lease agreements which contain both lease and non-lease components, which the Company accounts for separately. Non-lease components include items such as common area maintenance, operating expenses, utilities, or other costs that are subject to fluctuation from period to period. The Company does not recognize short term leases that have a term of twelve months or less as right-of-use (or “ROU”) assets or lease liabilities.
The table below presents certain information related to the Company’s lease costs:
	For the Year Ended December 31,
	2022	2021	2020
Operating lease expense	$1,818	$1,867	$2,563
Short-term lease expense	110	198	124
Total lease cost	$1,928	$2,065	$2,687

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 13. Commitments and Contingencies (continued)
Leases (continued)
Right-of-use assets and lease liabilities for operating leases were recorded in the consolidated and combined balance sheets as follows:
	December 31,
	2022	2021
Assets
Operating lease right-of-use assets	$3,110	$3,501
Total lease assets	3,110	3,501
Liabilities
Current liabilities:
Operating lease liability – current portion	1,788	1,635
Noncurrent liabilities:
Operating lease liability, net of current portion	1,634	2,183
Total lease liability	$3,422	$3,818
The weighted-average remaining lease term for operating leases was 1.79 years and the weighted-average incremental borrowing rate was 5.76%.
Supplemental cash flow information related to the Company’s leases was as follows:
	For the Year Ended December 31,
	2022	2021	2020
Operating cash flows for operating leases	$2,084	$2,111	$3,081
As of December 31, 2022, future minimum lease payments required under operating leases are as follows:
For the Year Ended December 31,	Operating Leases
2023	$1,934
2024	926
2025	458
2026	280
2027	69
Thereafter	22
Total minimum lease payments	3,689
Less: effects of discounting	(267)
Present value of future minimum lease payments	$3,422

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 13. Commitments and Contingencies (continued)
Warranty
The Company provides customers of its products with warranties covering defects in the components of the product. The Company records a liability based on its best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors used in estimating the warranty liability include a history of units sold, average cost incurred and a profile of the distribution of warranty expenditures over the warranty period. Actual claims incurred could differ from estimates, requiring adjustments to the liabilities.
Changes in accrued warranty liabilities during the indicated periods are as follows:
	For the Year Ended December 31,
	2022	2021
Beginning balance	$11,202	$8,560
Provision	8,923	7,014
Utilized	(5,939)	(4,305)
Foreign currency adjustment	(636)	(67)
Ending balance	$13,550	$11,202
Litigation
The Company may be subject to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. The Company’s policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known issue. A liability would be recognized and charged to operating expense when the Company determines that a loss is probable, and the amount can be reasonably estimated. Additionally, the Company will disclose contingencies for which a material loss is reasonably possible, but not probable.
As of December 31, 2022, and through the filing date of this report, the Company does not believe the resolution of any legal proceedings or claims of which it is aware or any potential actions will have a material effect on its financial position, results of operations or cash flows.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 14. Income Taxes
The provision for income taxes consists of the following:
	For the Year Ended December 31,
	2022	2021	2020
Current expense:
United Kingdom	$87	$71	$98
United States	(313)	4,924	2,544
Foreign	722	297	(16)
Total current expense	496	5,292	2,626
Deferred benefit:
United Kingdom	(1,231)	(5,198)	(20,563)
United States	(23,982)	(209)	(474)
Foreign	(558)	1,902	(2,161)
Total deferred benefit	(25,771)	(3,505)	(23,198)
Total provision for income taxes	$(25,275)	$1,787	$(20,572)
The Company’s subsidiaries incorporated in the United Kingdom were subject to the UK corporation tax rate at 19% for the years ended December 31, 2022, 2021, and 2020, respectively. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.
The Company was not required to recognize an income tax benefit with respect to discontinued operations due to the full valuation allowance on deferred tax assets related to discontinued operations.
A reconciliation of the income tax expense calculated using the applicable federal statutory rate to the Company’s actual income tax expense is as follows:
	For the Year Ended December 31,
	2022	2021	2020
Tax expense (benefit) at statutory rate (19%)	$(511)	$130	$(2,859)
Effect of different tax rates in different jurisdictions	150	871	(142)
Permanent items	(1,024)	(1)	68
Effect of research and development credits	(1,831)	(270)	(1,068)
Change in tax rates	—	(3,572)	6
Change in valuation allowances	(21,928)	5,210	(16,038)
Other	(131)	(581)	(539)
	$(25,275)	$1,787	$(20,572)
Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. Significant components of the Company’s deferred tax assets and liabilities were as follows:

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 14. Income Taxes (continued)
	For the Year Ended December 31,
	2022	2021
Deferred tax assets:
Accrued expense	$4,967	$5,503
Deferred revenue	3,240	2,212
Inventories	1,165	929
Intangible assets	642	1,292
Fixed assets	1,381	1,820
Losses carryforward	46,784	44,716
Lease liability	315	450
Other	62	703
Less: valuation allowance	(1,828)	(22,963)
Net deferred tax asset	56,728	34,662
Deferred tax liability:
Intangible assets	(11,517)	(12,206)
Lease assets	(334)	(448)
Other	(250)	(356)
Net deferred tax liability	(12,101)	(13,010)
Net deferred tax assets	$44,627	$21,652
The Company recorded valuation allowances of $1,800 and $23,000 as of December 31, 2022 and 2021, respectively. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of December 31, 2022, in part because of the history of cumulative pretax income in the U.S. federal tax jurisdiction, as well as certain restructuring of entities within the Company, management determined that there is sufficient positive evidence to conclude that it is more likely than not that additional deferred taxes were realizable. It therefore reduced the valuation allowance accordingly. The valuation allowances that are provided on the deferred tax assets mainly relate to specific tax losses carried forward due to the uncertainty surrounding their realization that based upon the more-likely-than-not standard of the accounting literature, these deferred tax assets and liabilities were not to be realized. If events occur in the future that improve the certainty of realization for these assets, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced. The valuation allowance has no impact on its tax loss carryforwards position for tax purposes, and if the Company generates taxable income in future periods, the Company will be able to use its tax loss carryforwards to offset taxes due at that time.
As of December 31, 2022, the Company had loss carryforwards in the UK of approximately $83,900 which do not expire, in the US of approximately $100,200 which $98,000 expire in 2038 if not utilized and $2,200 which do not expire, in France of approximately $355 which do not expire, in Poland of approximately $285 which expired in 2025 if not utilized, in China of approximately $4,600 which expire in 2025 if not utilized, and in Thailand of approximately $3,500 which expire in 2027 if not utilized. In addition, there is approximately $1,152 of US state loss carryforwards which will expire on various dates through 2042 if not utilized.

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 14. Income Taxes (continued)
The Company has no uncertain tax positions as of December 31, 2022 and 2021, respectively. The Company’s policy is to recognize interest and penalties associated with uncertain tax positions as a component of income tax expense. As of December 31, 2022 and 2021, the Company has no accrued interest or penalties related to uncertain tax positions.
As of December 31, 2022 and 2021, the Company has not recorded a deferred tax liability for temporary differences relating to its undistributed earnings of its subsidiaries since such earnings are considered indefinitely reinvested or may be remitted tax-free upon distribution. The amount of undistributed earnings is approximately $61,800 and $26,700 as of December 31, 2022 and 2021, respectively.
Note 15. Employee Benefits Plan
The Company contributes to a number of defined contribution plans which provide benefits based upon the contributions made to the plans. The assets of the plans are held separately from those of the Company in independently administered funds. The contribution cost incurred by the Company to the plan amounted to $2,107, $1,456, and $1,184 for the years ended December 31, 2022, 2021, and 2020, respectively.
Note 16. Significant Concentrations
One customer represented $139,303, $95,991, and $51,397 (or 24%, 21%, and 16%) of net revenue for the years ended December 31, 2022, 2021, and 2020, respectively. No other customers represented more than 10% of revenue for the years ended December 31, 2022, 2021, and 2020.
Three vendors represented $302,532 (or 69%) of purchases for the year ended December 31, 2022. Two vendors represented $233,634 and $137,226 (or 76% and 64%) of purchases for the years ended December 31, 2021 and 2020, respectively. No other vendors represented more than 10% of purchases for the years ended December 31, 2022, 2021, and 2020.
Two customers represented $17,027 (or 28%) of accounts receivable as of December 31, 2022. One customer represented $9,898 a (or 11%) of accounts receivable as of December 31, 2021. No other customers represented more than 10% of accounts receivable as of December 31, 2022 and 2021.
Note 17. Discontinued Operations
The following table provides a reconciliation of the Company’s net income from discontinued operations presented in the consolidated and combined statements of operations for the years ended December 31, 2022, 2021, and 2020.
	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Revenue	$560	$1,488	$2,234
Cost of sales	3,460	4,483	7,907
Gross loss	(2,900)	(2,995)	(5,673)
Operating expenses:
General and administrative	1,400	946	562
Research and development	6,224	2,537	—
Sales and marketing	2,113	1,482	3,618

ELMTREE
(THE CONSOLIDATED AND COMBINED OVERSEAS EDUCATION BUSINESSES OF
NETDRAGON WEBSOFT HOLDINGS LIMITED)
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(in thousands)
Note 17. Discontinued Operations (continued)
	For the Year Ended December 31,
(in thousands)	2022	2021	2020
Impairment of intangible assets	—	—	—
Total operating expenses	9,737	4,965	4,180
Operating loss from discontinued operations	(12,637)	(7,960)	(9,853)
Other expense (income) from discontinued operations:
Other expense	—	—	—
Other income	—	—	—
Total other expense (income) from discontinued	—	—	—
Loss from discontinued operations, before income taxes	(12,637)	(7,960)	(9,853)
Income tax benefit (expense)	—	—	—
Net loss from discontinued operations	$(12,637)	$(7,960)	$(9,853)

Note 18. Subsequent Events
In April 2023, the Company announced that its parent company, NetDragon Websoft Holdings Limited, had approved a plan and entered into the related agreements to spin off eLMTree and subsequently merge with Gravitas Education Holdings, Inc., a public company that files on the New York Stock Exchange. It is estimated that this merger will close before the end of Q3 2023.
The Company has evaluated all known subsequent events through July 31, 2023, the date these financial statements were issued and has determined that no additional subsequent events other than the above have occurred requiring recognition or disclosure in these financial statements.

ANNEX J
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined balance sheet as of December 31, 2022 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 present the combined financial information of GEHI following the Divestiture (as defined below) (“GEHI Remain Co”) and eLMTree after giving effect to the Merger (as defined below), GEHI Secondary Sale (as defined below), and ACP Convertible Bonds Investment (as defined below), as described elsewhere in this filing and related adjustments described in the accompanying notes (the Merger, GEHI Secondary Sale, Divestiture, and ACP Convertible Bonds Investment are collectively referred to as the “Transactions”).
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release 33 10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The following unaudited pro forma condensed combined balance sheet as of December 31, 2022 gives pro forma effect to the Merger as if it had occurred on December 31, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 gives pro forma effect to the Merger as if it had occurred on January 1, 2022.
The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited historical financial statements of each of GEHI Remain Co and eLMTree and the related notes thereto as of and for the year ended December 31, 2022.
The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and does not necessarily reflect what GEHI’s financial condition or results of operations would have been had the Merger and Divestiture occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of GEHI. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma transaction accounting adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.
Description of the Agreement and Plan of Merger
On April 18, 2023, GEHI entered into an agreement and plan of merger (the “Merger Agreement”) with Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of GEHI (“Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited, a Cayman Islands exempted company (“NetDragon”), and solely for purposes of certain named sections thereof, NetDragon.
Under the terms of the Merger Agreement, Merger Sub will be merged with and into eLMTree (the “Merger”), whereby Merger Sub will cease and eLMTree will continue its existing as the surviving company (the “Surviving Sub”). As a result of the Merger, the Surviving Sub will become a wholly owned subsidiary of GEHI.
Immediately prior to the time of the Merger (the “Effective Time”), but conditional upon the Merger becoming effective, Best Assistant shall consummate the exchange of interests in Best Assistant held by all existing shareholders of Best Assistant (other than one ordinary share in Best Assistant held by NetDragon Websoft Inc. (“ND BVI”), a company incorporated in the British Virgin Islands and a wholly owned subsidiary of NetDragon) for the exchange of certain eLMTree ordinary shares (the “Best Assistance Redemption”). At the Effective Time, all eLMTree ordinary shares that are owned by GEHI, eLMTree, Merger Sub or any wholly owned subsidiary of eLMTree immediately prior to the Effective Time (the “Excluded eLMTree Shares”) shall automatically be cancelled and shall cease to exist, and no GEHI ordinary shares or other consideration shall be delivered in exchange and each holder of any such Excluded eLMTree Shares shall cease to have any rights. Each eLMTree ordinary share issued and outstanding immediately prior to the Effective Time (including such eLMTree ordinary shares issued in the Best Assistant Redemption, but excluding Dissenting Shares (discussed further below) and the Excluded eLMTree Shares shall be converted into the right to receive a number of GEHI ordinary shares equal to (i) the (a) $750 million (the “eLMTree Equity Value”) divided by (b) the number of outstanding eLMTree equity securities (the “eLMTree Per Share Value”), divided by (ii) the (a) $50 million (the “GEHI Equity Value”) divided by (b) the number of outstanding GEHI equity securities (the “GEHI Per Share Value” or “Reference Price”) (together, the “Per Share Merger Consideration”, and the aggregate amounts of consideration, the “Merger Consideration”). All of the eLMTree ordinary shares converted into the right to receive the Merger Consideration shall no longer be outstanding and shall cease to exist, and each holder of such eLMTree ordinary shares issued and outstanding as of immediately prior to the Effective Time shall thereafter cease to have any rights except the right to receive the Per Share Merger Consideration.
eLMTree ordinary shares issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such eLMTree ordinary shares (the “Dissenting Shares”) shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them.
Each GEHI option granted under GEHI’s existing share plan that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, shall be automatically cancelled as of the Effective Time for no consideration. Each GEHI RSU under GEHI’s existing share plan that is outstanding, vested, and unexercised immediately prior to the Effective Time shall be automatically cancelled as of the Effective Time and immediately converted into the right to receive such number of GEHI ordinary shares equal to the number of GEHI Class A ordinary shares underlying such GEHI RSU. Each GEHI RSU under GEHI’s existing share plan that is outstanding and unvested immediately prior to the Effective Time shall be automatically cancelled as of the Effective Time for no consideration. After the Closing, GEHI plans to launch a new employee benefit plan, under which equity awards will be issued to eligible employees. As of the date of this filing, the terms of the new employee benefit plan have not been finalized or approved.
Contemporaneously with the execution and delivery of the Merger Agreement, ND BVI entered into a share purchase agreement (the “Secondary SPA”) to purchase 8,588,960 Class A ordinary shares of GEHI held by Joy Year Limited, Bloom Star Limited, Ascendent Rainbow (Cayman) Limited (and its affiliates, “ACP”), Trump Creation Limited and China Growth Capital Limited (collectively, the “Founding Shareholders”) that represent approximately 30% of the issued and outstanding share capital of GEHI immediately prior to closing of the merger (“Closing”) for $15 million of cash (the “GEHI Secondary Sale”). This transaction does not result in any cash proceeds being distributed to GEHI.
Contemporaneously with the execution and delivery of the Merger Agreement, GEHI also entered into a share purchase agreement (the “GEHI Divestiture Agreement”) with Rainbow Corporation, Inc., an exempted company incorporated in the Cayman Island with limited liability (the “Divestiture Purchaser”) to sell all equity interests held by GEHI directly or indirectly in the Divestiture subsidiaries (which constitute GEHI’s education businesses in the People’s Republic of China) of GEHI’s operations other than its Singapore operations (the “Divestiture”) for $15 million. Proceeds from the Divestiture shall be retained by GEHI and be used at the Closing to pay transaction expenses and for use as working capital and for general corporate purposes post-Closing.
Concurrent with the execution of the Merger Agreement, Nurture Education (Cayman) Limited, GEHI and Best Assistant have also entered into a senior secured convertible note purchase agreement (the “Note Purchase Agreement”), pursuant to which, at the Closing, Nurture Education (Cayman) Limited will purchase $65 million principal amount of secured convertible notes issued by GEHI (the “ACP Convertible Bonds”) at the Closing (the “ACP Convertible Bonds Investment”).
As a condition of Closing, eLMTree is required to have a working capital equal or exceeding $25 million and GEHI is required to have net cash equal to or exceeding $15 million (the “Cash Requirement”).
As a condition of Closing, eLMTree is to be set up as a new offshore holding company and a wholly owned subsidiary of Best Assistant (the “eLMTree Restructuring”). The eLMTree Restructuring entails Promethean, which is currently owned by NetDragon through Digital Train Limited (a wholly owned subsidiary of Best Assistant), being transferred from Digital Train Limited to eLMTree, which will constitute majority of the eLMTree, expenses and net assets of eLMTree. Additionally, Elernity Thailand will be transferred from Elernity Limited to eLMTree and Sky Knight will be transferred from Digital Train Limited to eLMTree. For more details, please refer to the diagram illustrating the corporate structure of eLMTree including its principal subsidiaries, post the Closing, on page 88 of this proxy statement.
As part of the Closing, GEHI shall be renamed from Gravitas Education Holdings, Inc. to Mynd.ai, Inc. Following the Closing, GEHI is expected to use its best efforts to be converted from a foreign private issuer to a domestic issuer and consummate a registered offering of its ordinary shares within 18 months of Closing to raise additional capital. GEHI will remain as a legal Cayman entity.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2022
(in thousands)
	eLMTree (Historical)	GEHI (Historical)	Transaction Accounting Adjustments		GEHI Remain Co. (Historical)	Other Transaction Accounting Adjustments		Pro Forma Combined
	A	B	C		B+C	D		A+B+C+D
ASSETS
Current assets:
Cash and cash equivalents	$29,312	$31,168	$4,342	A	$35,510	$61,750	C	$101,072
						(25,500)	E
Accounts receivable – third parties	—	1,293	(635)	A	658			658
Accounts receivable – related parties	—	1,144	(640)	A	504			504
Accounts receivable	61,061	—			—			61,061
Inventories	111,227	4,958	(4,862)	A	96			111,323
Prepaid expenses and other current assets	8,977	2,682	(1,991)	A	691	3,250		12,918
Due from related parties	2,093	—			—			2,093
Prepaid subscriptions	7,300	—			—			7,300
Loan receivable, related party	7,919	—			—			7,919
Current assets of discontinued operations	5	—			—			5
Total current assets	227,894	41,245	(3,786)		37,459	39,500		304,853
Goodwill	42,048	—				2,544	D	44,592
Property, plant, and equipment, net	2,998	6,862	(2,082)	A	4,780			7,778
Intangible assets, net	47,997	6,291	(644)	A	5,647	(2,450)	D	51,194
Long-term investments	—	246	(246)	A	—			—
Operating lease right-of-use assets	3,110	17,253	(11,694)	A	5,559			8,669
Deferred tax assets, net	44,627	5,538	(5,504)	A	34			44,661
Prepayments to related parties	—	—	1,009	A	1,009			1,009
Other non-current assets	107	3,238	(1,884)	A	1,354			1,461
Total assets	$368,781	$80,673	$(24,831)		$55,842	$39,594		$464,217
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	81,471	—			—			81,471
Prepayments from customers – current portion	—	1,830	(1,777)	A	53			53
Prepayments from customers – related parties, current portion	—	25	(25)	A	—			—
Accrued expenses and other current liabilities – third parties	47,085	13,690	(10,020)	A	3,670			50,755
Accrued expenses and other current liabilities – related parties	—	—	232	A	232			232
Income tax payable	—	6,277	(5,328)	A	949			949
Deferred revenues – current portion	—	5,039	(4,147)	A	892			892
Loans payable	48,030	—			—			48,030
Derivative liability	—	—	—		—	17,229	C	17,229
Contract liabilities	10,148	—			—			10,148

	eLMTree (Historical)	GEHI (Historical)	Transaction Accounting Adjustments		GEHI Remain Co. (Historical)	Other Transaction Accounting Adjustments		Pro Forma Combined
	A	B	C		B+C	D		A+B+C+D
Accrued warranties	13,550	—			—			13,550
Lease liabilities, current	1,788	5,372	(2,444)	A	2,928			4,716
Due to related parties	3,978	—			—			3,978
Current liabilities of discontinued operations	597	—			—			597
Total current liabilities	206,647	32,233	(23,509)		8,724	17,229		232,600
Non-current liabilities
Prepayments from customers, non-current portion	—	871	(871)	A	—			—
Deferred revenue, non-current portion	—	737	(737)	A	—			—
Deferred income tax liabilities	—	959			959	800	D	1,759
Loans payable, long-term	276	—			—			276
Loans payable, related parties, long-term	4,445	—			—			4,445
Contract liabilities, long-term	17,692	—			—			17,692
Operating lease liabilities, non-current portion	1,634	12,374	(9,906)	A	2,468			4,102
Convertible bonds, net	—	—			—	47,771	C	47,771
Other long-term liabilities	1,076	8,600	(4,996)	A	3,604			4,680
Total liabilities	231,770	55,774	(40,019)		15,755	65,800		313,325
Parent company net investment:
Parent company net investment	137,011	—			—	(137,011)	B	—
Total parent company net investment	137,011	—			—	(137,011)		—
Mezzanine equity
Redeemable non-controlling interests	—	111	(111)	A	—			—
Equity
Ordinary shares	—	29			29	429	B	458
Treasury stock	—	(7,445)			(7,445)			(7,445)
Additional paid-in capital	—	135,060	(47,520)	A	87,540	136,582	B	224,122
Statutory reserve	—	5,293	(5,293)	A	—			—
Accumulated other comprehensive loss	—	(1,625)	1,102	A	(523)			(523)
Accumulated deficit	—	(107,059)	65,907	A	(41,152)	(706)	D	(67,358)
						(25,500)	E
Total shareholders’ equity	—	24,253	14,196		38,449	110,805		149,254
Non-controlling interests	—	535	1,103	A	1,638			1,638
Total equity	—	24,788	15,299		40,087	110,805		150,892
Total liabilities, mezzanine equity and total equity	$368,781	$80,673	$(24,831)		$55,842	$39,594		$464,217

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022
(in thousands, except share and per share amounts)
	eLMTree (Historical)	GEHI (Historical)	Transaction Accounting Adjustments		GEHI Remain Co. (Historical)	Other Transaction Accounting Adjustments		Pro Forma Combined
	A	B	C		B+C	D		A+B+C+D
Revenue	$584,684	$50,014	$(19,262)	AA	$30,752			$615,436
Cost of revenues	440,769	45,554	(16,775)	AA	28,779	463	CC	470,011
Gross profit	143,915	4,460	(2,487)		1,973	(463)		145,425
Operating expenses:
Selling expenses	60,848	1,935	(1,507)	AA	428			61,276
General and administrative	35,348	14,500	(8,473)	AA	6,027	25,500	BB	66,875
Impairment loss on goodwill	—	19,156	—		19,156			19,156
Impairment loss on long-live assets	—	3,505			3,505			3,505
Impairment loss on consideration receivables	—	22,107	(22,107)	AA	—			—
Impairment loss on loan receivables	—	23,347	(23,347)	AA	—			—
Research and development	41,459	—			—			41,459
Gain on divestiture	—	—	(15,188)	A	(15,188)			(15,188)
Total operating expenses	137,655	84,550	(70,622)		13,928	25,500		177,083
Income (loss) from operations	6,260	(80,090)	68,135		(11,955)	(25,963)		(31,658)
Interest income	—	49	(19)	AA	30			30
Government subsidy income	—	1,682			1,682			1,682
Interest expense	(1,833)	—			—	(6,500)	DD	(8,333)
Gain on forgiveness of debt	4,923	—			—			4,923
Other expense	(7)	—			—			(7)
Other income	604	—			—			604
Total other income (expense)	3,687	1,731	(19)		1,712	(6,500)		(1,101)
Income (loss) before income taxes	9,947	(78,359)	68,116		(10,243)	(32,463)		(32,759)
Less: Income tax (expense) benefit	25,275	(829)	1,618	AA	789	2,316	EE	28,380
Gain (loss) from equity method investments, net of income tax	—	(8)	8	AA	—			—
Gain (loss) income from continuing operations	$35,222	$(79,196)	$69,742		$(9,454)	$(30,147)		$(4,379)
Net loss per share from continuing operations (Note 6):
Net loss per share attributable to ordinary shareholders from continuing operations – basic and diluted	$—	$(2.70)
Weighted average shares used in calculating net income per share attributable to ordinary shares – basic and diluted	—	28,291,887
Basic and diluted weighted average shares outstanding								458,078,112
Basic and diluted net loss per share from continuing operations								$(0.01)

Note 1.   Basis of Presentation
The Merger will be accounted for using the acquisition method (as a reverse acquisition), with goodwill and other identifiable intangible assets recorded in accordance with Generally Accepted Accounting Principles (“U.S. GAAP”), as applicable. Under this method of accounting, GEHI Remain Co is treated as the “acquired” company for financial reporting purposes. eLMTree has been determined to be the accounting acquirer based on the analysis of relative voting rights, composition of the governing body, composition of management, and relative size of the combining entities favoring eLMTree. Under the acquisition method of accounting (as a reverse acquisition), GEHI Remain Co’s assets and liabilities will be recorded at their estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair value of the net assets acquired, if applicable, will be recognized as goodwill. Significant estimates and assumptions were used in determining the preliminary purchase price allocated reflected in these unaudited pro forma condensed combined financial statements. As the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.
The unaudited pro forma condensed combined balance sheet as of December 31, 2022 gives effect to the Transactions as if they occurred on December 31, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 gives effect to the Transactions as if they occurred on January 1, 2022. These periods are presented on the basis that eLMTree is the acquirer for accounting purposes. These pro forma condensed combined financial statements reflect the historical financial information of eLMTree and GEHI along with pro forma adjustments for the Divestiture (labeled as “Transaction Accounting Adjustments”) and the other related pro forma adjustment for the Merger (labeled as “Other Transaction Accounting Adjustments”).
The pro forma adjustments reflecting the consummation of the Merger and the related transactions are based on currently available information and certain assumptions and methodologies that GEHI management believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. GEHI management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on the information available to management at this time and that the pro forma adjustments five appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of GEHI Remain Co and eLMTree.
Note 2.   Accounting Policies
As part of preparing these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align GEHI Remain Co and eLMTree’s financial statement presentation. Upon consummation of the Merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3.   Preliminary Purchase Price Allocation
The preliminary purchase consideration to be transferred in the Merger is estimated to be approximately $19 million, all of which is comprised of equity consideration.
eLMTree will record a preliminary allocation of the purchase consideration to GEHI Remain Co’s identified tangible and intangible assets acquired and liabilities assumed based on their estimated fair value as of the date of Closing. The excess of the purchase consideration over the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. The following is a summary of the estimated fair values of the assets acquired and liabilities to be assumed as of the date of Closing (in thousands):
Fair Value
ASSETS
Current assets:
Cash and cash equivalents	$15,010
Accounts receivable – third parties	658
Accounts receivable – related parties	504
Inventories	96
Prepaid expenses and other current assets	691
Total current assets	16,959
Non-current assets
Property, plant, and equipment, net	4,780
Identifiable intangible assets
Trademark(1)	1,754
Franchise(2)	226
Student Base(2)	1,217
Operating lease right-of-use assets	5,559
Deferred tax assets, net	34
Prepayments to related parties	1,009
Other non-current assets	1,354
Goodwill	2,544
Total assets	$35,436
LIABILITIES
Current liabilities:
Prepayments from customers – current portion	$53
Accrued expenses and other current liabilities – third parties	3,670
Accrued expenses and other current liabilities – related parties	232
Income tax payable	949
Deferred revenues – current portion	892
Lease liabilities, current	2,928
Total current liabilities	8,724
Non-current liabilities
Deferred income tax liabilities	1,759
Operating lease liabilities, non-current portion	2,468
Other long-term liabilities	3,604
Total liabilities	$16,555

(1)
The preliminary estimated fair value of the acquired trademark is determined using the relief from royalty method. The more significant assumptions inherent in the application of this method include: the amount and timing of projected revenue, the royalty rate, the income tax rate, and the discount rate selected to measure the risks inherent in the future cash flows.

(2)
The preliminary estimated fair value of acquired franchise and student base is determined using an income-based method referred to as the multi-period excess earnings method. The more significant assumptions inherent in the application of this method include: the amount and timing of projected future cash flows (including revenue, cost of sales, general and administrative expenses, research and development costs, and income taxes), the level of and return for other assets that contribute to the subject assets’ ability to generate cash flows, and the discount rate selected to measure the risks inherent in the future cash flows.

The preliminary allocation of the acquisition consideration is based on preliminary valuations performed to determine the fair value of GEHI Remain Co’s net assets as of the date of Closing. This allocation is subject to revision as the assessment is based on preliminary information. Identified intangibles assets include trademark, franchise, and student base. The franchise and student base have an estimated remaining useful life of five years. The trademark has an estimated remaining useful life of 10 years.
The preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma condensed combined statement of operations. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The Company expects to finalize the allocation of the purchase price upon finalization of the valuation primarily for inventories, property, plant and equipment and intangible assets. Any adjustments to the preliminary fair values will be made as soon as practicable but no later than one year from the date of Closing.
Depreciation and amortization related to the fair value adjustments to the property, plant and equipment and intangible assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statement of operations based on the estimated remaining useful lives, as further described in Note 5(CC). The fair value of the property, plant and equipment and intangible assets and related depreciation and amortization are preliminary and are based on preliminary valuations prepared by third-party advisors and reviewed by management. As discussed above, the amount that will ultimately be allocated to property, plant and equipment and intangible assets and the related amount of depreciation and amortization, may differ materially from this preliminary allocation. In addition, the depreciation and amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived. Therefore, the amount of depreciation and amortization following the GEHI Remain Co acquisition may differ significantly between periods based upon the final values assigned and depreciation and amortization methodologies used for the property, plant and equipment and intangible assets.
Note 4.   Preliminary Purchase Price Consideration
The preliminary fair value of consideration to be transferred is summarized below (in thousands):
Deemed issuance of eLMTree ordinary shares(1)	$18,881

(1)
Represents the fair value of eLMTree shares that are deemed to be issued for accounting purposes only. The fair value of the purchase consideration is calculated based on 28,629,882 shares of eLMTree ordinary shares that are deemed to be issued to the former shareholders of GEHI at the estimated per-share fair value of $0.66. The per-share fair value of eLMTree ordinary share is estimated using the per-share fair value of GEHI ordinary share based on GEHI’s 20:1 American Deposit Shares (ADS)-to-ordinary share conversion ratio.

The fair value of the equity consideration will be measured on the closing date at the then-current fair value of the eLMTree ordinary share, which may differ materially from the estimated fair value assumed in this pro forma condensed combined financial information. For example, an increase or decrease in the fair value of eLMTree ordinary shares by 10% on the date of Closing from the value used in this pro forma condensed combined financial information would increase or decrease the value of the purchase consideration by approximately $2 million, which would be reflected in this pro forma condensed combined financial information as an increase or decrease to goodwill, offset with a decrease or increase to shareholders’ equity.
Note 5.   Transaction Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2022
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Merger and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. eLMTree has elected not to present management adjustments and will only be presenting transaction accounting adjustments in the unaudited pro forma condensed combined financial information.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022 are as follows:
Transaction Accounting Adjustments
A.
The pro forma adjustments reflect the effect of the GEHI Divestiture, including the $15 million of cash proceeds as a result of the Divestiture as if the Divestiture occurred on January 1, 2022.

Cash and cash equivalents were adjusted as follows (in thousands):
Amount
Cash and cash equivalents held by PRC business expected to be divested	$(10,658)
Proceeds assumed to be received in the Divestiture	15,000
Total pro forma adjustment	$4,342
Gain on divestiture as follows (in thousands):
Amount
Proceeds assumed to be received in the Divestiture	$15,000
Net liabilities of PRC business expected to be divested	188
Gain on Divestiture	$15,188
Other Transaction Accounting Adjustments
B.
Represents the reclassification of eLMTree parent company net investment to GEHI Remain Co share capital and reserves. Each eLMTree ordinary share issued and outstanding as of immediately prior to the Effective Time (excluding Dissenting Shares and the Excluded eLMTree Shares being cancelled pursuant to Section 3.1(a) of the Merger Agreement), will be converted into GEHI ordinary shares equal to (i) the eLMTree Per Share Value divided by (ii) the amount equal to (a) the GEHI Equity Value ($50 million), divided by (b) the number of all GEHI Class A ordinary shares that are outstanding immediately prior to the Effective Time on a fully-diluted basis) (the aggregate number of GEHI shares to be issued by GEHI, the “Merger Consideration”).

The following table summarizes pro forma adjustments for shareholder’s equity (in thousands):
	Parent company net investment	Ordinary shares	Additional paid-in capital
Total pro forma combined equity	$—	$458	$224,122
Divestiture of PRC business	—	—	47,520
Less eLMTree parent company net investment	(137,011)	—	—
Less pre-Merger GEHI share capital	—	(29)	(135,060)
Total pro forma adjustment	$(137,011)	$429	$136,582

C.
Concurrent to the Closing of the Merger, the Company will issue ACP Convertible Bonds with an aggregate principal value of $65 million and a maturity year of 2028. Under the terms of the Note agreement, the Company is required to make a prepayment of interest of $3,250 upon closing of the transaction. The ACP Convertible Bonds include a conversion feature and put options that pursuant to ASC 815 “Derivatives and Hedging” have been identified as embedded features to be bifurcated altogether as one derivative liability. Accordingly, the derivative liability will be initially recognized at fair value as of December 31, 2022. The fair value of the derivative liability was estimated using volatility, credit risk adjusted rate and risk-free rate. Significant increases (decreases) in any of those inputs could result in a lower or higher fair value measurement.
D.
eLMTree is required to determine and record the fair value of GEHI Remain Co’s tangible and intangible assets and goodwill as of the acquisition date. Management has determined, on a preliminary basis, the tangible and intangible assets and goodwill in accordance with ASC 805. The following table presents the carrying value and the ASC 805 fair value:

	Carrying Value	Fair Value	Adjustment
Adjustment working capital (excludes cash)	$(6,775)	$(6,775)	$—
Property, plant, and equipment, net	4,780	4,780	—
Identifiable intangible assets
Trademark	5,647	1,754	(3,893)
Franchise	—	226	226
Student Base	—	1,217	1,217
Operating lease right-of-use assets	5,559	5,559	—
Deferred tax assets, net	34	34	—
Prepayments to related parties	1,009	1,009	—
Other non-current assets	1,354	1,354	—
Goodwill	—	2,544	2,544
Deferred income tax liabilities	(959)	(1,759)	(800)
Operating lease liabilities, non-current portion	(2,468)	(2,468)	—
Other long-term liabilities	(3,604)	(3,604)	—
Equity/purchase price	$4,577	$3,871	$(706)

E.
Represents estimated non-recurring transaction costs, such as fees estimated to be incurred for legal, accounting, printing, valuation services, and bonuses estimated to be paid in connection with the Merger. Approximately $20.5 million and $5.0 million are estimated to be incurred by eLMTree and GEHI, respectively. The costs expensed through accumulated deficit are included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 as no costs were incurred or expensed during the year ended December 31, 2022 (see adjustment BB). The estimated tax effect of these estimated non-recurring transactions costs is $2.2 million (see adjustment EE).

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 are as follows:
Transaction Accounting Adjustments
AA.
Represents the elimination of the historical revenue and direct expenses of GEHI as if the Divestiture occurred on January 1, 2022.

Other Transaction Accounting Adjustments
BB.
Reflects the estimated transaction costs totaling approximately $25.5 million as if incurred on January 1, 2022, the date the Merger occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

CC.
Represents the amortization adjustment of the intangible assets resulting from the fair value adjustment to these assets. The amortization adjustment was calculated as the estimated future annual amortization amounts less historical amortization recorded on the intangible assets during the period. The future amortization of the intangible assets was based on an estimated useful life of approximately 5 and 10 years. See table below for annual amortization calculation.
	Historical Carrying Value	Fair Value	Estimated Remaining Useful Live (in years)	Incremental Annual Amortization
Trademark	$5,647	$1,754	10	$175
Franchise	—	226	5	45
Student Base	—	1,217	5	243
	$5,647	$3,197		$463

DD.
Represents the interest expense estimated to be incurred in connection with the ACP Convertible Bonds based on an interest rate of 5% per annum for cash interest and 5% per annum for paid-in-kind (PIK) interest.

EE.
Represents the estimated tax effect of the pro forma adjustments based on the statutory rate in the jurisdiction in which the costs are expected to be incurred.

Note 6.   Net Loss per Share from Continuing Operations
Net loss per share from continuing operations was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Merger and the related transactions, assuming the shares were outstanding since January 1, 2022. As the Merger and the related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Merger and related have been outstanding for the entirety of all periods presented.
For the Year Ended December 31, 2022(1)
(in thousands, except share and per share amounts)
Pro forma net loss from continuing operations	$(4,379)
Weighted average shares outstanding – basic and diluted	458,078,112
Pro forma net loss per share from continuing operations – basic and diluted	$(0.01)
Excluded securities:(2)
New Convertible Bonds	32,364,214
New ESOP	54,493,592

(1)
Pro forma net income per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)
The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive or the issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period presented.